Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-121259 and 333-121259-01

PROSPECTUS

Dex Media West LLC

Dex Media West Finance Co.

Offer to Exchange

$300,000,000 principal amount of their 5 7/8% Series B Senior Notes due 2011,

which have been registered under the Securities Act,

for any and all of their outstanding 5 7/8% Series A Senior Notes due 2011.

We are offering to exchange our 5 7/8% Series B Senior Notes due 2011, or the “exchange notes,” for our currently outstanding 5 7/8% Series A Senior Notes due 2011, or the “outstanding notes.” The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

The exchange notes will be guaranteed on a senior unsecured basis by each of our future subsidiaries that is a guarantor or direct borrower under our credit facilities. We currently do not have any subsidiaries other than Dex Media West Finance Co., which is our wholly owned subsidiary that was incorporated in Delaware for the purpose of serving as a co-issuer of the notes.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 12:00 midnight, New York City time, on March 8, 2005, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes involves risks.

See “ Risk Factors” beginning on page 18.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2005.

Until March 19, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. The information regarding our business and the detailed financial data, while important to an understanding of our future cost structure, results of operations, financial position and cash flows, does not directly impact your decision as to whether or not to participate in the exchange offer. Information directly relating to the exchange offer can be found in this summary under the subheadings “—The Offering,” “—The Exchange Offer,” “—Terms of the Exchange Notes,” and elsewhere in this prospectus under the headings “The Exchange Offer” and “Description of Exchange Notes.” You should read this entire prospectus and should consider, among other things, the matters set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

In this prospectus:

•	“We,” “our” or “us” refers to our predecessor, Dex West, for periods prior to September 9, 2003, and refers to Dex Media West LLC (formerly known as GPP LLC) (“Dex Media West”), a co-issuer of the notes, for periods after September 9, 2003. In addition, where the context so requires, “we,” “our” or “us” refers to Dex Media West and Dex West collectively;

•	“Dex West” and “Predecessor” refer to the historical operations of Qwest Dex Holdings, Inc. and its subsidiary in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming prior to September 9, 2003, the date that Dex Media West acquired Dex West;

•	“Dex Media East” refers to Dex Media East LLC, an indirect subsidiary of Dex Media, Inc.;

•	“Dex Media” refers to Dex Media, Inc., the indirect parent of Dex Media West and Dex Media East;

•	“Issuers” refers to Dex Media West and Dex Media West Finance Co. (“Dex Media West Finance”);

•	“Qwest” refers to Qwest Communications International Inc. and its subsidiaries, other than Qwest Corporation;

•	“Qwest LEC” refers to Qwest Corporation, the local exchange carrier subsidiary of Qwest;

•	“Seller” refers to Qwest Dex, Inc.;

•	“Predecessor Period” refers to the period from January 1, 2003 through September 9, 2003;

•	“Successor Period” refers to the period from September 10, 2003 through December 31, 2003;

•	“Combined Year 2003” refers collectively to the combined Predecessor Period and Successor Period;

•	“Parent Notes” refers collectively to the 8% Notes due 2013 and the 9% Discount Notes due 2013 that were issued by Dex Media on November 10, 2003 and the 9% Discount Notes due 2013 that were issued by Dex Media on February 11, 2004;

•	“outstanding notes” refers to the 5 7/8% Series A Senior Notes due 2011 that were issued by the Issuers on November 24, 2004;

•	“exchange notes” refers to the 5 7/8% Series B Senior Notes due 2011 offered by the Issuers pursuant to this prospectus;

•	“notes” refers collectively to the outstanding notes and the exchange notes; and

•	“directory” refers to telephone directory.

Background Information

On August 19, 2002, Dex Holdings LLC, the former parent of Dex Media, entered into two purchase agreements with Qwest to acquire the directory businesses of Qwest Dex, Inc., the directory services subsidiary of Qwest, in two separate phases. In connection with the first phase, Dex Holdings LLC assigned its right to purchase the directory businesses in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota, or the “Dex East States,” to its indirect subsidiary, Dex Media East. Dex Media East LLC consummated the first phase of the acquisition on November 8, 2002 and currently operates the acquired directory businesses in the Dex East States. In connection with the second phase, Dex Holdings LLC assigned its right to purchase the directory businesses in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming, or the “Dex West States,” to us and we consummated the second phase of the acquisition on September 9, 2003. Dex Holdings was dissolved on January 5, 2005. We operate the directory businesses that we acquired in the Dex West States.

We have operated as a stand-alone company since September 9, 2003. The historical information, including the historical financial data, included in this prospectus for periods prior to September 9, 2003 is that of our predecessor, Dex West. The acquisition has been accounted for under the purchase method of accounting. Under this method, the pre-acquisition deferred revenue and related deferred costs associated with directories that were published prior to the acquisition date were not carried over to our balance sheet. The effect of this accounting treatment is to reduce revenue and related costs that would otherwise have been recognized during the twelve months subsequent to the acquisition date. The unaudited pro forma financial information included elsewhere in this prospectus eliminates the effects of these adjustments to deferred revenue and related deferred expenses at the acquisition date. This pro forma financial information presents the results of operations for the year ended December 31, 2003 as if the acquisition had occurred on the first day of the applicable period. Pro forma financial information in this prospectus has been derived from this information. For purposes of comparison in this prospectus, we have also provided the combined results of the Predecessor Period and Successor Period, which include the effects of purchase accounting, to provide additional information about our results.

Our Company

We are the exclusive publisher of the “official” yellow pages and white pages directories for Qwest in the Dex West States. Our contractual agreements with Qwest grant us the right to be the exclusive incumbent publisher of the “official” yellow pages and white pages directories for Qwest in the Dex West States until November 2052 and prevent Qwest from competing with us in the directory products business in the Dex West States until November 2042.

We seek to bring buyers together with our advertising customers through a cost-effective, bundled advertising solution that includes print, CDROM and Internet-based directories. We generate our revenues primarily through the sale of print directory advertising. For the year ended December 31, 2003, after giving pro forma effect to the transactions related to the acquisition of Dex West, we generated $918.0 million in revenue, $519.1 million in EBITDA and $28.1 million in net income. For the nine months ended September 30, 2004, we generated approximately $646.0 million in revenue, $345.4 million in EBITDA and $1.9 million in net loss. Our ability to generate EBITDA, along with low capital expenditure requirements and cash income taxes, allows our business to provide significant free cash flow. See “—Summary Historical and Pro Forma Financial Data.”

For the Combined Year 2003, we published 112 directories and distributed approximately 23 million copies of these directories to business and residential customers throughout the Dex West States. In addition, our Internet-based directory, DexOnline.com, which provides an integrated complement to our print directories, includes more than 15 million business listings and 200 million residential listings from across the United States. Approximately 96% of our revenue from directory services for the Combined Year 2003 came from the sale of advertising in yellow pages directories, and approximately 4% of our revenue from directory services for the same period came from the sale of advertising in white pages directories.

We believe that our advertising customers value: (i) our lower cost per usage versus other directories and higher return on investment than other forms of local advertising; (ii) our broad distribution to potential buyers of our advertisers’ products and services; (iii) our ability to provide potential buyers with an authoritative reference source to search for products and services; and (iv) the quality of our client service and support. We have advertising customers across a diverse range of industries and we believe our customer retention rates exceed the averages of other incumbent publishers, or those owned by or affiliated with incumbent local exchange carriers. In 2003, we had over 200,000 local advertising accounts consisting primarily of small and medium-sized businesses and over 4,000 national advertising accounts. As a result of our conversion to the Amdocs software system, certain of our customer account categories will be reclassified, which may result in a change in how we report our total number of customer accounts.

Our Industry

The U.S. directory advertising industry generated approximately $14 billion in revenues in 2003 and has been characterized by stability and revenue growth in every year since 1985. Unlike overall advertising spending, directory advertising revenues have grown despite changes in the U.S. economy’s business cycle. For example, during the last two recessions in 1991 and 2001, the U.S. directory advertising industry experienced positive growth, while other major advertising media, including radio, television and newspapers, experienced revenue declines.

We believe that this growth is a result of several advantages that directory advertising has relative to other forms of advertising. First, directory advertising is often the primary form of paid advertising used by small and medium-sized businesses due to its low cost relative to other media, broad demographic distribution, enduring presence and high usage rates. Second, we believe that directory advertising is attractive to businesses looking to advertise their products or services because consumers generally view telephone directories as a free, comprehensive, single source of information. Third, we believe that the “directional” nature of directory advertising is especially valuable to advertisers because directory advertisements reach consumers at a time when buyers are actively seeking information and are prepared to make a purchase. Finally, we believe that directory advertising generates a higher return on investment for small and medium-sized businesses than most other major media, including newspapers, television, radio and the Internet.

Over the past decade, growth by independent publishers and out-of-territory expansion by some incumbent publishers have significantly increased competition in the directory advertising industry. However, the directory advertising industry is still largely dominated by the incumbent publishers, as evidenced by their generating approximately 86% of the industry’s total revenue in 2003.

Our Strengths

While the directory advertising industry has become increasingly competitive, we believe that we possess the following strengths that will enable us to continue to compete successfully in the local advertising market:

•	Scale and leading market position. We are the largest directory publisher and the exclusive directory publisher for Qwest in the Dex West States. We believe that our scale and our incumbent position provide us with a substantial competitive advantage over independent directory advertising providers. Further, both our strong brand and long history as the incumbent yellow pages directory positions us as the “official” directory for both consumers and local advertisers, many of whom select our directories as their primary advertising medium.

•	Superior value proposition for our target advertisers. We believe that directory advertising provides our target advertisers with a greater value proposition than other media. We believe that our directory advertising has a lower cost per usage than other competing directories and higher return on investment than other local advertising alternatives, including newspapers, television, radio and the Internet.

•	Established and experienced sales force. As of September 30, 2004, we had 553 sales representatives who have been employed by Dex Media for an average of nine years. We believe that our sales force’s experience, tenure and local market knowledge is a competitive advantage which has enabled us to develop longstanding relationships with our advertisers and has been a key factor in our ability to exceed the average revenue growth of the incumbent industry for the Combined Year 2003.

•	Stable and recurring revenue. Our Business produces stable and recurring revenue because of our large diversified customer base, high account retention and renewal rates and limited exposure to national advertising. For the Combined Year 2003, our account renewal rate was 91%, no single account contributed more than 0.4% of total revenue (excluding Qwest) and no single directory heading contributed more than 2.7% of total revenue.

•	Strong financial profile generates significant free cash flow. Our Business generates significant free cash flow due to its recurring revenue combined with the high margins associated with our incumbent position, low capital expenditures and favorable tax position. For the nine months ended September 30, 2004, we generated $206.2 million in cash provided by operating activities and $180.6 million in free cash flow. For the year ended December 31, 2003, on a pro forma basis giving effect to the transactions related to the acquisition of Dex West, we generated $519.1 million in EBITDA and $28.1 million in net loss from $918.0 million of revenue. For the nine months ended September 30, 2004, we generated $345.4 million in EBITDA and $1.9 million in net loss from $646.0 million of revenue. Over the past three years ending December 31, 2003, we have invested an average of $19.3 million per year in capital expenditures on a combined basis, including capitalized software development costs. We also benefit from the favorable income tax treatment associated with the $4.2 billion step-up in the tax basis of our assets from the acquisition of Dex West, which is amortized for tax purposes on a straight-line basis for 15 years. In the nine months ended September 30, 2004, our free cash flow, along with a portion of the net proceeds related to Dex Media’s initial public offering, allowed us to repay $188.2 million of our indebtedness.

•	Experienced management team. We have assembled a strong and experienced senior management team across all areas of our organization, including sales, finance, operations, marketing and customer service. Our senior management team has an average of approximately 20 years of experience in their respective areas of expertise.

Our Strategy

We intend to leverage our incumbent position and strong brand while maintaining an entrepreneurial culture that encourages our employees to identify and capitalize on new opportunities to enhance our position in the Dex West States. We believe that our directory advertisements enable our customers to connect with potential buyers in a very cost effective manner, which, when combined with our competitive strengths, will allow us to grow our revenues and cash flows. The principal elements of our business strategy include:

•	Introducing new products that enhance the value proposition for our customers. We have a long history of introducing and selling new products, product extensions and other innovations that offer creative opportunities for our advertisers to find new customers and generate additional revenue for their products and services. Over the past three years, our new product introductions have included: Dex Web Clicks™, leader advertisements, Spanish yellow pages, white pages repeating corner advertisements, dining guides and top tabs. As the incumbent directory publisher in the Dex West States, we have a large number of existing advertisers to whom we can effectively market our new products to generate additional revenue. We believe that our ability to innovate our product line will continue to serve as a competitive advantage.

•	Increasing revenue and customer growth through segmented pricing. Historically, the directory advertising industry has utilized a simplified approach to pricing, with set rates based upon the size and features (e.g., use of color, graphics, etc.) of the advertisement regardless of heading category. We are now instituting a more sophisticated pricing strategy, which prices advertisements by heading category. We believe that implementing this strategy will improve revenue growth by allowing us to respond to the different demand characteristics of various heading categories and to better align our pricing with our customers’ perceptions of value.

•	Further penetrating our addressable markets through enhanced sales force productivity. We believe a significant opportunity exists for our established local sales force to further penetrate the addressable markets that we serve and increase the sales of our services to existing customers. Over the past year, we have taken a number of steps to improve sales force effectiveness including: (i) servicing our customers on a more cost-effective means based on the revenue generated by such customers, (ii) rescheduling the launch and duration of sales campaigns to maximize available selling days and (iii) implementing standardized sales practices and procedures across all markets.

•	Increasing the value proposition for our customers through a content-driven Internet strategy. We currently provide an Internet-based directory, DexOnline.com, which includes fully searchable content derived from more than 240,000 yellow pages display advertisements from our directories. The site incorporates free text search capabilities, with a single search box that is similar in design and functionality to popular search engines. We believe that the competitive advantage of DexOnline.com versus search engines is that our content is structured to deliver information on local services and products. We are also reviewing opportunities to expand our electronic product line in appropriately structured and cost-effective relationships with other Internet directory providers, portals and search engines. We are committed to developing these opportunities in a manner that will benefit us, and at a scale which is justified by usage and utility to our advertisers.

•	Strengthen our competitive position by aggressively promoting our superior value proposition. We are investing in brand awareness campaigns that reinforce the benefits that our directories and DexOnline.com offer to advertisers and consumers. Our marketing plan highlights the advantages we enjoy as an incumbent publisher by positioning us as the “official” directory with the broad distribution, high usage and low cost per usage, which are attributes that advertisers require.

•	Enhancing our operational efficiency by converting to the Amdocs software system. We are in the process of migrating from our legacy process management infrastructure to Amdocs, an industry-standard software system, that will allow us to better manage every aspect of our production cycle from initial sales call through distribution of our directories. We expect the implementation of this system will allow us to improve our operational efficiency and benefit from the associated cost savings.

You should also consider the many risks we face that could limit our ability to implement our business strategies, including:

•	our inability to introduce new products in the future could adversely affect our ability to generate additional revenue;

•	if we do not successfully implement our new segmented pricing strategy, we may not fully realize the expected growth of our revenues;

•	if we experience a significant turnover of our sales force, we will incur additional costs in the hiring and training of new sales force personnel;

•	the ability of search engines to provide local products and services content in a cost-effective manner could adversely affect our Internet strategy;

•	competition from other yellow pages publishers has reduced, and may continue to reduce, our revenue growth trend;

•	a significant decline in consumer usage could adversely affect our business; and

•	our failure to utilize the capabilities of the Amdocs software system could adversely affect our planned operational efficiencies.

In addition, while we may implement individual elements of our strategies, the benefits derived from such implementation may be mitigated in part, or in whole, if we suffer from one or more of the risks described in this prospectus. See “Risk Factors” and “Forward-Looking Statements.”

The Acquisition Transactions

The transactions summarized below, pursuant to which we became a stand-alone company, include the acquisition of Dex West, the issuance of our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes, borrowings under our credit facilities and the equity contribution by the Sponsors and their assignees and designees. We refer to these transactions in this prospectus as the transactions related to the acquisition of Dex West.

On August 19, 2002, Dex Holdings, the former parent of Dex Media, entered into two purchase agreements with Qwest to acquire the directory businesses of Qwest Dex, the directory services subsidiary of Qwest, for an aggregate consideration of approximately $7.1 billion (excluding fees and expenses). The acquisition was structured to be completed in two phases to accommodate the regulatory requirements in the applicable states. In the first phase, consummated on November 8, 2002, Dex Media East acquired Qwest Dex’s directory businesses in the Dex East States for a total consideration to Seller of approximately $2.8 billion (excluding fees and expenses), which it currently operates. In 2003, Dex Media East published 147 directories and distributed approximately 20 million copies of these directories in metropolitan areas and local communities in the Dex East States. As of December 31, 2003, Dex Media East had a total of 197,000 local advertising accounts consisting primarily of small and medium-sized businesses. In the second phase, consummated on September 9, 2003, we acquired Qwest Dex’s directory businesses in the Dex West States, which we currently operate, for a total consideration to Seller of approximately $4.3 billion (excluding fees and expenses), of which Dex Media East paid $210.0 million.

Upon the consummation of the acquisition on September 9, 2003, we became a stand-alone company separate from Qwest. In this prospectus, we have made certain estimates of stand-alone costs associated with operating as a separate entity from Qwest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In connection with the acquisition of Dex West, our contractual agreement with Qwest grants us the exclusive right to be its and its successors’ and assignees’ official directory publisher in the Dex West States until November 7, 2052 and Qwest has agreed not to compete with us in the directory products business in the Dex West States until November 7, 2042.

Management personnel providing services to us are currently employed by Dex Media and made available to us and Dex Media East. As of January 1, 2004, non-senior management personnel providing services to us are currently employed by Dex Media Service LLC, a bankruptcy-remote entity owned 49% by Dex Media West, Inc., 49% by Dex Media East, Inc. and 2% by Dex Media and are made available to us and Dex Media East. Dex Media Service LLC was formed as a bankruptcy-remote entity pursuant to the terms of our credit facilities and Dex Media East’s credit facilities in order to mitigate the risk of not having available to us or Dex Media East the services of our non-management employees if the other entity merges, is acquired or files for bankruptcy. In the case of management personnel and non-management personnel providing services solely to us, 100% of the actual cost incurred to employ such individuals is allocated to us. If an individual provides services both to us and to Dex Media East, to the extent that a specified percentage of use of such shared individual can be determined, our specified portion of the actual cost incurred to employ such individuals is allocated to us. All other portions of the actual cost incurred to employ the shared individuals that cannot be allocated as described above are allocated between us and Dex Media East in proportion to our relative revenues. See “The Acquisition Transactions—Agreements Between Us and Our Affiliates—Employee Cost Sharing Agreement.”

As of September 30, 2004, Dex Media and its subsidiaries, including us, had consolidated indebtedness of $5,839 million, including total indebtedness of Dex Media East of $1,790 million.

Recent Developments

Amendment of Our Credit Agreement

We used the proceeds of the offering of the outstanding notes to repay Tranche A term loans under our credit facilities, which are provided by a syndicate of Lenders led by JPMorgan Chase Bank, N.A., as administrative and collateral agent, and Bank of America, N.A., Lehman Commercial Paper, Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as co-syndication agents. In connection with the offering, we amended this facility to, among other things, allow for a repricing of our Tranche B term loans.

Dex Media Initial Public Offering

Effective July 27, 2004, our indirect parent, Dex Media, consummated its initial public offering of common stock. Part of the proceeds related to the initial public offering were used to redeem $18.2 million of our outstanding 9 7/8% senior subordinated notes on August 26, 2004 at a redemption price of 109.875% along with the accrued and unpaid interest. In connection with Dex Media’s initial public offering, we made a one time payment of $5.0 million to each of Carlyle and WCAS to eliminate the $2.0 million annual advisory fee payable under the management consulting agreements.

Declaration of a Quarterly Dividend

On December 14, 2004, Dex Media announced a quarterly cash dividend of $0.09 per common share, payable January 31, 2005, to shareholders of record as of January 3, 2005.

Dex Media Secondary Offering of Common Stock

Effective January 31, 2005, Dex Media consummated its secondary offering of 18.0 million shares of its common stock by certain of its stockholders. The underwriters for this offering have an option to purchase up to an additional 2.7 million shares from the selling stockholders. The shares of Dex Media’s common stock were offered by affiliates of TCG Holdings, L.L.C. and WCAS IX Associates, LLC. The shares sold represent approximately twelve percent of Dex Media’s fully diluted shares outstanding as of January 1, 2005. Dex Media did not receive any of the proceeds from the sale of these shares.

The Offering

On November 24, 2004, we and Dex Media West Finance completed an offering of $300.0 million in aggregate principal amount of 5 7/8% Senior Notes due 2011, which was exempt from registration under the Securities Act.

Outstanding Notes

We and Dex Media West Finance sold the outstanding notes to J.P. Morgan Securities Inc., the initial purchaser, on November 24, 2004. The initial purchaser subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement

In connection with the sale of the outstanding notes, we and Dex Media West Finance entered into a registration rights agreement with the initial purchaser. Under the terms of that agreement, we each agreed to:

•	use all commercially reasonable efforts to file a registration statement for the exchange offer and to consummate the exchange offer within 270 days after the initial issuance of the outstanding notes;

•	use all commercially reasonable efforts to consummate the exchange offer within 60 days after the effective date of our registration statement; and

•	file a shelf registration statement for the sale of the outstanding notes under certain circumstances and use all commercially reasonable efforts to cause such shelf registration statement to become effective under the Securities Act.

If we or Dex Media West Finance do not meet one of these requirements, we and Dex Media West Finance must pay additional interest on the outstanding notes at a rate of 0.25% per annum for the first 90-day period, increasing by an additional 0.25% per annum with respect to each 90-day period until the exchange offer is completed or the shelf registration statement is declared effective, up to a maximum of 1.0% per annum of the principal amount of the notes. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement, which rights terminate upon completion of the exchange offer.

The Exchange Offer

The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$300.0 million in aggregate principal amount of 5 7/8% Series B Senior Notes due 2011.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on March 8, 2005. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a series B designation and a different CUSIP number than the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on March 8, 2005, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of Dex Media West or Dex Media West Finance; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes. See “The Exchange Offer—Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Effect of Not Tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer—Effect of Not Tendering.”

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from November 24, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

Federal Tax Consequences	There will be no federal income tax consequences to you if you exchange your outstanding notes for exchange notes in the exchange offer. See “Material Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. For a more complete description of the terms of the exchange notes, see “Description of Exchange Notes.”

Issuers	Dex Media West LLC, a Delaware limited liability company, and Dex Media West Finance Co., a Delaware corporation.

Securities	$300.0 million in aggregate principal amount of 5 7/8% Series B Senior Notes due 2011.

Maturity	November 15, 2011.

Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2005.

Guarantees

The notes will be guaranteed on a senior unsecured basis by each of our future subsidiaries that is a guarantor or direct borrower under our credit facilities, if any. We currently do not have any subsidiaries other than Dex Media West Finance, which is a co-issuer of the notes.

Ranking	The exchange notes will be senior unsecured obligations of the Issuers and will:

•	rank equally in right of payment to all existing and future senior indebtedness of the Issuers;

•	rank senior in right of payment to all existing and future senior subordinated indebtedness and subordinated indebtedness of the Issuers; and

•	be effectively subordinated in right of payment to the secured debt of the Issuers, to the extent of the value of the assets securing such debt, and all liabilities and preferred stock of each of the Issuers’ future subsidiaries that do not guarantee the senior notes.

Similarly, any future exchange note guarantees will be senior unsecured obligations of the guarantors and will:

•	rank equally in right of payment to all of the applicable guarantor’s senior indebtedness;

•	rank senior in right of payment to all of the applicable guarantor’s senior subordinated indebtedness and subordinated indebtedness of the Issuers; and

•	be effectively subordinated in right of payment to all secured debt of such guarantor, to the extent of the value of the assets securing such debt, and all liabilities and preferred stock of any subsidiary of a guarantor if that subsidiary is not a guarantor.

As of September 30, 2004, after giving effect to the offering of the outstanding notes and the application of the proceeds therefrom, (1) the aggregate amount of senior indebtedness of the Issuers was $2,253.0 million, including the notes, of which $1,568.0 million was secured indebtedness, (2) $100.0 million was available for additional borrowing under our revolving credit facility, all of which would have been secured indebtedness, (3) the Issuers had no senior subordinated indebtedness, other than the $761.8 million of our outstanding 9 7/8% senior subordinated notes, and no subordinated indebtedness, and (4) Dex Media West Finance had no indebtedness other than the notes, the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and its guarantee under our credit facilities.

Optional Redemption	We may redeem some or all of the exchange notes at any time at the redemption prices listed under “Description of Exchange Notes—Optional Redemption.”

In addition, before November 15, 2007, we may redeem up to 35% of each of the exchange notes with the net cash proceeds from certain equity offerings at the prices listed under “Description of Exchange Notes—Optional Redemption.”

Change of Control

Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the exchange notes of an issue as described above, you will have the right to require us to purchase all or a portion of your exchange notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Exchange Notes—Change of Control.”

Covenants

The indenture governing the exchange notes contains covenants that will impose significant restrictions on our business. The restrictions these covenants place on us, Dex Media West Finance and our future restricted subsidiaries include limitations on our ability and the ability of our future restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments or investments;

•	sell assets, including capital stock of future restricted subsidiaries;

•	agree to payment restrictions affecting our future restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	designate any of our future subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Exchange Notes—Certain Covenants.”

No Public Market for the Exchange Notes

The exchange notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchaser of the outstanding notes has advised us that it intends to make a market in the exchange notes. The initial purchaser is not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchaser in its discretion at any time without notice. See “Plan of Distribution.”

PORTAL Trading of the Exchange Notes

We expect the exchange notes to be eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” System of the National Association of Securities Dealers, Inc.

Risk Factors

You should carefully consider all the information in this prospectus prior to participating in the exchange offer. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning immediately after this “Prospectus Summary.”

Our principal executive offices are located at 198 Inverness Drive West, Englewood, Colorado 80112. Our telephone number is (303) 784-2900. Our internet address is http://www.dexmedia.com. The contents of our website are not part of this prospectus.

Summary Historical and Pro Forma Financial Data

The summary historical financial data for the years ended December 31, 2001 and 2002, for the Predecessor Period, the Successor Period and as of December 31, 2002 and 2003, have been derived from our consolidated financial statements, included elsewhere in this prospectus, which have been audited by KPMG LLP, independent registered public accounting firm. The results of operations for the Predecessor Period, the Successor Period and the nine months ended September 30, 2004, are not necessarily indicative of the results to be expected for any future period. The summary historical financial data as of September 30, 2004, for the period from September 10 to September 30, 2003 and for the nine months ended September 30, 2004 have been derived from our unaudited consolidated financial statements and related notes thereto, which have been prepared on a basis consistent with our annual consolidated financial statements and related notes thereto.

The pro forma financial information included below and in Note 5 to our audited consolidated financial statements included elsewhere in this prospectus eliminates the effects on our revenue and cost of revenue of the adjustments to deferred revenue and related deferred expenses at the acquisition date and presents our pro forma results of operations for the year ended December 31, 2003 as if the acquisition of Dex West had occurred on January 1, 2003.

Because our relationship with Qwest Dex, as well as Qwest and its other affiliates, changed as a result of the acquisition of Dex West, we expect that our cost structure will change from that reflected in our summary historical operating results. These cost structure changes are reflected in our pro forma financial data. As a result, our summary historical results of operations, financial position and cash flows would have been different if we had operated as a stand-alone company without the shared resources of Qwest and its affiliates. The summary pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions related to the acquisition of Dex West actually been consummated on the date indicated and do not purport to be indicative of results of operations as of any future date or for any future period. The following data should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Acquisition Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor			Dex Media West LLC
(Dollars in thousands)	Year Ended December 31,		Period from January 1 to September 9, 2003	Period from September 10 to December 31, 2003	Unaudited Period from September 10 to September 30, 2003	Unaudited Nine Months Ended September 30, 2004	Unaudited Pro Forma Year Ended December 31, 2003
	2001	2002
Statement of operations data:
Revenue(a)	$880,212	$900,200	$630,160	$213,997	$14,571	$645,979	$917,978
Cost of revenue(a)	272,732	281,754	193,282	63,661	4,819	198,272	277,998
General and administrative expense	74,973	93,723	74,241	45,299	7,359	102,325	120,918
Depreciation and amortization expense	16,706	15,934	8,153	80,692	14,682	186,686	257,428
Merger-related expenses(b)	5,579	—	—	—	—	—	—
Impairment charges(c)	8,976	—	—	—	—	—	—

Total operating expenses	378,966	391,411	275,676	189,652	26,860	487,283	656,344

Operating income (loss)	501,246	508,789	354,484	24,345	(12,289)	158,696	261,634
Other (income) expense:
Interest income	(3,858)	(1,486)	(2,336)	(685)	(102)	(577)	(685)
Interest expense(d)(e)	167,500	144,724	113,627	70,492	16,580	162,338	216,473
Other (income) expense, net(f)	7,614	—	—	—	—	17	—
Provision for income taxes	123,713	138,208	91,441	(17,654)	(11,190)	(1,225)	17,788

Net income (loss)	$206,277	$227,343	$151,752	$(27,808)	$(17,577)	$(1,857)	$28,058

Balance sheet data (at period end):
Total cash and cash equivalents	$64,385	$161,338	n/a	$4,658	$8,393	$2,915
Working capital (deficit)(g)	(1,916,609)	(528,439)	n/a	20,226	47,240	(33,536)
Total assets	417,760	576,146	n/a	4,466,831	4,546,721	4,316,965
Total senior debt	—	—	n/a	2,423,000	2,518,000	2,253,000
Total debt(h)	2,062,286	750,000	n/a	3,203,000	3,298,000	3,014,800
Owner’s equity (deficit)	(1,886,312)	(471,913)	n/a	1,058,906	1,080,887	1,062,144
Other financial data:
EBITDA(i)(e)	$510,338	$524,723	$362,637	$105,037	$2,393	$345,365	$519,062
Capital expenditures	10,825	20,852	15,850	10,388	1,893	25,676
Cash paid for interest	165,658	150,496	67,408	14,297	865	170,140
Ratio of earnings to fixed charges(j)	2.9x	3.5x	3.1x	—	—	—	1.2x
Other operational data:
Local advertiser renewal rate	93%	92%	n/a	91%	n/a	n/a
Number of directories published	119	121	77	35	11	96

(a)	Our revenue and cost of revenue for the twelve months following the consummation of the acquisition of Dex West was $120.6 million and $31.6 million lower, respectively, than our revenue and cost of revenue would otherwise have been because the acquisition has been accounted for under the purchase method of accounting. Under the purchase method of accounting, the deferred revenue and deferred directory costs associated with directories that had previously been published will not be carried over to our balance sheet. The purchase method of accounting for the acquisition of Dex West has not affected our revenue and directory costs in periods subsequent to this twelve-month period. This purchase accounting adjustment is non-recurring and has, and will have, no impact on cash flows.

(b)	Merger-related expenses reflect expenses incurred in connection with Qwest’s acquisition of US WEST, or the “Merger,” including contractual settlements incurred to cancel various commitments no longer deemed necessary as a result of the Merger, severance and employee-related expenses and rebranding expenses.

(c)	Impairment charges reflect capitalized software costs that were written off as certain internal software projects were discontinued.

(d)

Prior to November 2002, historical interest expense includes interest on that portion of a Qwest Dex line of credit borrowing arrangement with an affiliate of Qwest which was apportioned to us. Note 3(s) to our consolidated financial statements included in this prospectus sets forth additional information regarding this apportionment. Subsequent to September 2002 and prior to September 9, 2003, historical interest expense includes the interest on $750.0 million in debt issued by Qwest Dex and amortization of debt issuance costs. Subsequent to September 9, 2003, interest expense includes interest on our credit facilities and our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes and includes $5.9 million of amortization of debt issuance costs relating to our credit facilities and such notes.

(e)	The pro forma interest expense reflects an interest rate of 8 1/2% for our outstanding senior notes, an interest rate of 9 7/8% for our outstanding senior subordinated notes, an estimated interest expense relating to our credit facilities (including the commitment fees on the unused portion of our revolving credit facility) and amortization of related debt issuance costs. For the calculation of cash paid for interest with respect to our credit facilities, we used a weighted average interest rate of 4.0% and an average London Interbank Offered Rate (“LIBOR”) of 1.1%.

LIBOR interest rates have fluctuated significantly in recent years. If we had assumed a LIBOR interest rate of 3% in calculating the pro forma interest expense for our credit facilities, pro forma interest expense would have increased by approximately $41.0 million for the year ended December 31, 2003.

(f)	In 2001, other (income) expense primarily represents a $8.0 million loss related to other than temporary declines in the value of certain investments.

(g)	Working capital is defined as current assets less current liabilities. For predecessor periods, working capital includes cash and short-term borrowings from affiliates that were not acquired or assumed by Dex Media West from Qwest Dex. These short-term borrowings were eliminated after the consummation of the transactions related to the acquisition of Dex West. The following table summarizes the effects of these items on working capital for the periods indicated:

	Predecessor
	Year Ended December 31,
(In thousands)	2001	2002
Working capital (deficit)	$(1,916,609)	$(528,439)
Cash and cash equivalents	(64,385)	(161,338)
Short term borrowings	2,062,286	750,000

Working capital, excluding cash and short-term borrowings	$81,292	$60,223

Working capital, excluding cash and short-term borrowings is included in this prospectus to provide additional information with respect to the working capital of Dex Media West, as it excludes cash and short-term borrowings that were not acquired or assumed by Dex Media West from Qwest Dex. Working capital, excluding cash and short term borrowings, is not calculated under generally accepted accounting principles, or GAAP, and should not be considered in isolation or as a substitute for working capital prepared in accordance with GAAP. In addition, working capital, excluding cash and short term borrowings, as presented is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(h)	Prior to November 2002, total debt includes that portion of a Qwest Dex line of credit borrowing arrangement with an affiliate of Qwest which was apportioned to us. Note 3(s) to our consolidated financial statements included in this prospectus sets forth additional information regarding this apportionment. Subsequent to September 2002 and prior to September 9, 2003, total debt includes the $750.0 million of debt issued by Qwest Dex. Subsequent to September 9, 2003, total debt consists of our credit facilities and our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes.

(i)	EBITDA represents net income (loss) before interest expense, income taxes, and depreciation and amortization expense.

The following table summarizes the calculation of EBITDA for the periods indicated:

	Predecessor			Dex Media West LLC
	Year Ended December 31,		Period from January 1 to September 9, 2003	Period from September 10 to December 31, 2003	Period from September 10 to September 30, 2003	Unaudited Nine Months Ended September 30, 2004	Unaudited Pro Forma Year Ended December 31, 2003
(In thousands)	2001	2002
Net income (loss)	$206,277	$227,343	$151,752	$(27,808)	$(17,577)	$(1,857)	$28,058
Adjustments to net income (loss):
Income taxes	123,713	138,208	91,441	(17,654)	(11,190)	(1,225)	17,788
Interest expense, net	163,642	143,238	111,291	69,807	16,478	161,761	215,788
Depreciation and amortization	16,706	15,934	8,153	80,692	14,682	186,686	257,428

EBITDA	$510,338	$524,723	$362,637	$105,037	$2,393	$345,365	$519,062

Management uses EBITDA as a measure of operating performance of its directory publishing business. Excluding certain items from net income allows management to view trends and changes in margins and pre-tax profitability, excluding the effects of interest expense and amortization of intangible assets recorded in the acquisition and depreciation of property and equipment. EBITDA is also used by management to assess the ability of Dex Media West to satisfy our debt service, capital expenditures and working capital requirements, and to assess certain covenants in our borrowing arrangements that are tied to similar measures. However, EBITDA presented in this prospectus is calculated in a different manner than comparable terms in our debt agreements.

The use of EBITDA instead of net income has limitations, including the inability to determine profitability, the exclusion of interest expense and significant cash requirements associated therewith, and the exclusion of income tax expenses or benefits which ultimately may be realized through the payment or receipt of cash. Amortization expense, although a material component of net income, will be comprised substantially of amortization of acquired intangible assets by Dex Media West. Management believes it is acceptable to exclude depreciation and amortization from net income because Dex West has not historically been required to invest significant amounts in property, plant or equipment in its primary business. Net income and a reconciliation of net income to EBITDA are provided above to compensate for these material limitations.

EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. While EBITDA and similar variations thereof are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(j)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, and an estimate of the interest within rental expense. For the period from September 10 to December 31, 2003, the period from September 10 to September 30, 2003, and the nine months ended September 30, 2004, earnings were inadequate to cover fixed charges. The deficiencies were $45.5 million, $17.6 million, and $1.9 million, respectively.

Risk Factors

You should carefully consider the risks described below as well as the other information contained in this prospectus before making a decision to participate in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

The loss of any of our key agreements with Qwest could have a material adverse effect on our business.

In connection with the transactions related to the acquisition of Dex West, we entered into several agreements with Qwest, including a publishing agreement, a non-competition agreement and a billing and collection services agreement. Under the publishing agreement, we are the exclusive official publisher of directories for Qwest in the Dex West States until November 7, 2052. We believe that acting as the exclusive official publisher of directories for the incumbent telephone company provides us with a competitive advantage. Under the non-competition agreement, Qwest agreed until November 7, 2042 not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex West States in which Qwest provides local telephone service that are directed primarily at customers in those geographic areas. Under the billing and collection services agreement, as amended, Qwest has agreed until December 31, 2008 to continue to bill and collect, on our behalf, amounts owed by our accounts, which are also Qwest local telephone customers, for our directory services. For the Combined Year 2003, Qwest billed approximately 47% of our local account billings on our behalf as part of Qwest’s telephone bill and held these collections in joint accounts with Qwest’s own collections. The termination of any of these agreements or the failure by Qwest to satisfy its obligations under these agreements could have a material adverse effect on our business. See “The Acquisition Transactions—Agreements Between Us or Dex Media and Qwest.”

Qwest is currently highly leveraged and has a significant amount of debt service obligations over the near term and thereafter. In addition, Qwest has faced and may continue to face significant liquidity issues as well as issues relating to its compliance with certain covenants contained in the agreements governing its indebtedness. Based on Qwest’s public filings and announcements, Qwest has recently taken measures to improve its near-term liquidity and covenant compliance. However, Qwest still has a substantial amount of indebtedness outstanding and substantial debt service requirements. Consequently, it may be unable to meet its debt service obligations without obtaining additional financing or improving operating cash flow. Accordingly, we cannot assure you that Qwest will not ultimately seek protection under U.S. bankruptcy laws. In any such proceeding, our agreements with Qwest, and Qwest’s ability to provide the services under those agreements, could be adversely impacted. For example:

•	Qwest, or a trustee acting on its behalf, could seek to reject our agreements with Qwest as “executory” contracts under U.S. bankruptcy law, thus allowing Qwest to avoid its obligations under such contracts. Loss of substantial rights under these agreements could effectively require us to operate our business as an independent directory business, which could have a material adverse effect on our business.

•	Qwest could seek to sell certain of its assets, including the assets relating to Qwest’s local telephone business, to third parties pursuant to the approval of the bankruptcy court. In such case, the purchaser of any such assets might be able to avoid, among other things, our publishing agreement and non-competition agreement with Qwest.

•

We may have difficulties obtaining the funds collected by Qwest on our behalf pursuant to the billing and collection services agreement at the time such proceeding is instituted, although pursuant to such agreement, Qwest prepares settlement statements 10 times per month for each state in the Dex West States summarizing the amounts due to us and purchases our accounts receivable billed by it within approximately nine business days following such settlement date. Further, if Qwest continued to bill our customers pursuant to the billing and collection services agreement following any such bankruptcy filing, customers of Qwest may be less likely to pay on time, or at all, bills received, including the amount owed to us. Qwest has completed the preparation of its billing and collection system so that we will be able to transition from the Qwest billing and collection system to our own billing and collection system within approximately two weeks should we choose to do so. See “The Acquisition Transactions—Agreements Between Us or Dex Media and Qwest—Billing and Collection Services Agreement.”

We operate in the competitive directory advertising industry.

The U.S. directory advertising industry is competitive. There are a number of independent directory publishers, such as TransWestern Publishing Company LLC and the U.S. business of Yell Group Ltd., with which we compete in one or more of the Dex West States. In addition, we compete with other directory publishers in some of our markets, including Verizon Communications Inc., and these other directory publishers could elect to publish directories in the future in any of our markets in which they do not currently publish directories. For example, new competitive directories were introduced in four of our top ten markets in 2003 compared to just one new competitive directory in 2002. In the Dex States, our competitors publish and deliver approximately 230 directories. Our two largest competitors are Yell Group and Verizon. On average, there are two to three competing directories in each of our local markets. Through our Internet-based directory, we compete with these publishers and with other Internet sites providing classified directory information, such as Switchboard.com, yellowpages.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!, Google, MSN, and others, some of which have entered into affiliate agreements with other major directory publishers. We cannot assure you that we will be able to compete effectively with these other companies, some of which may have greater resources than we do, for advertising in the future. Competition from other yellow pages publishers affects our ability to attract and retain advertisers and to increase advertising rates. The effect of competition and the current economic cycle on our revenue, excluding the effects of purchase accounting, can be seen in the decreasing revenue growth trend, on a combined revenue basis, of 4.2%, 2.3% and 2.0% in 2001, 2002 and 2003, respectively. We expect that competition will continue to impact future revenue growth. In addition, we compete against other media, including newspapers, radio, television, the Internet, billboards and direct mail, for business and professional advertising, and we cannot assure you that we will be able to compete successfully against these and other media for such advertising.

The Telecommunications Act of 1996 effectively opened local telephone markets to increased competition. Consequently, there can be no assurance that Qwest will remain the dominant local telephone service provider in its local service area. If Qwest were no longer the dominant local telephone service provider in its local service area, we may not realize some of the anticipated benefits under our publishing agreement with Qwest, which could have a material adverse effect on our business.

We could be materially adversely affected by declining usage of printed yellow pages directories.

We believe that overall usage of printed yellow pages directories in the United States declined by a compound annual rate of approximately 2% between 1998 and 2003. Notwithstanding these declines in usage, we have been able to increase our annual revenue in recent years through, among other things, increases in our advertising prices and new product offerings and enhanced features such as color advertisements and awareness products. There can be no assurance that usage of our print yellow pages directories will not continue to decline at the existing rate or more severely. In addition, there can be no assurance that we will be able to continue to increase prices or increase revenues from the new product offerings and enhanced features.

Any declines in usage could impair our ability to maintain or increase our advertising prices, cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases and discourage businesses that do not purchase advertising in our yellow pages directories from doing so.

Although we believe that the decline in the usage of our printed directories will be offset in part by an increase in usage of our Internet-based directory, we cannot assure you that we will be able to provide services over the Internet successfully or to compete successfully with other Internet-based directory services. Any of the factors that may contribute to a decline in usage of our printed directories, or a combination of them, could impair our revenue and have a material adverse effect on our business.

Qwest, the former owner of our business, is the subject of ongoing investigations by the SEC and the U.S. Attorney’s office.

On March 8, 2002, Qwest, the former owner of our business, received a request from the Denver regional office of the SEC to voluntarily produce documents and information as part of an informal inquiry into certain of its accounting practices. On April 3, 2002, the SEC issued an order authorizing a formal investigation of Qwest. The matters under investigation include, among others, the revenue recognition practices of Qwest Dex. In addition, two former Chief Executive Officers (one of whom is our current Chief Executive Officer) and two former Chief Financial Officers (one of whom is our current Vice President, Financial Planning and Analysis) of Qwest Dex were subpoenaed in August 2002 and have provided documents and testimony to the SEC. In the investigation, the SEC may issue additional subpoenas seeking documents and/or testimony from other current and former Qwest Dex employees. On October 21, 2004, without admitting or denying the allegations in the SEC’s complaint, Qwest consented to the entry of a judgment enjoining it from violating the antifraud, reporting, books and records, internal control, proxy and securities registration provisions of the federal securities laws. As part of the judgment, Qwest agreed to pay a civil penalty of $250.0 million and $1 disgorgement. The SEC is continuing its investigation of Qwest’s financial reporting. We cannot assure you that the SEC investigation will not result in any further enforcement action against Qwest Dex, its employees or those of our employees who were formerly employees of Qwest Dex.

In addition, on July 9, 2002, Qwest was informed by the U.S. Attorney’s Office for the District of Colorado that it had begun a criminal investigation of Qwest. Although the U.S. Attorney’s Office has not disclosed the subject matter of the investigation, it has indicated that it is investigating the matters under inquiry in the SEC investigation. It is not clear whether this investigation involves the business or management of Qwest Dex’s directory business (other than its former revenue recognition policy under the point of publication method) or employees who historically worked for the Qwest Dex business, most of whom are now our employees. We do not have any knowledge that former employees of Qwest Dex are the subject of the U.S. Attorney’s investigation. None of the former employees of Qwest Dex have informed us that they are the targets of the U.S. Attorney’s investigation or have been contacted by the U.S. Attorney’s office in connection with the investigation.

Although we acquired only the assets of the Qwest Dex business located in the Dex West States and not the Qwest Dex corporate entity and we did not assume in the acquisition of Dex West any liabilities relating to the SEC or the U.S. Attorney’s Office investigations, there can be no assurances that these investigations or other investigations will not have a material adverse effect on our business.

Our business could suffer if there is a prolonged economic downturn.

We derive our net revenue from the sale of advertising in our directories. Our advertising revenue, as well as that of yellow pages publishers in general, generally does not fluctuate widely with economic cycles. However, a prolonged national or regional economic recession could have a material adverse effect on our business.

Our dependence on third-party providers of printing, distribution and delivery services could materially adversely affect us.

We depend on third parties for the printing and distribution of our directories. For the printing of our directories, Dex Media has a contract with R.R. Donnelley & Sons Company and we have a contract with Quebecor World Directory Sales Corporation, or “Quebecor,” for the printing of our directories which expire on December 31, 2011 and July 30, 2008, respectively. Because of the large print volume and specialized binding of directories, there are only a small number of companies in the printing industry that could service our needs.

Accordingly, the inability or unwillingness of Donnelley or Quebecor to provide printing services to us on acceptable terms or at all could have a material adverse effect on our business.

Dex Media has a contract with a single company, Product Development Corporation, or “PDC,” for the distribution of our directories. This contract expires on May 31, 2009. There are only a small number of companies that could service our distribution needs. Accordingly, the inability or unwillingness of PDC to provide distribution services to us on acceptable terms or at all could have a material adverse effect on our business. Dex Media has a contract with Matson Integrated Logistics, or “Matson,” to provide logistical support and to transport our printed directories from our printers’ locations to PDC. This contract expires on December 31, 2008. We rely on Matson’s services extensively for our transportation and logistical needs, and only a small number of companies could service our transportation needs. Accordingly, any disruptions in the services provided to us by Matson or by a third party upon termination of our contract with Matson could have a material adverse effect on our business.

Fluctuations in the price or availability of paper could materially adversely affect us.

The principal raw material that we use is paper. For the Combined Year 2003, paper costs equaled 4% of our revenue and 12% of our cost of revenue, each excluding the effects of purchase accounting. Approximately 97% of the paper that we use is supplied by two companies: Nippon Paper Industries USA Co., Ltd., or “Nippon,” and Norske Skog Canada (USA), Inc., or “Norske.” Pursuant to Dex Media’s agreements with Nippon and Norske, they are required to provide up to 60% and 40% of our annual paper supply, respectively. Prices under both agreements are set each year based on prevailing market rates. If, in a particular year, the parties to either of the agreements are unable to agree on repricing, either party may terminate the agreement. The Nippon agreement expires on December 31, 2009 and the Norske agreement expires on December 31, 2008. Furthermore, we purchase paper used for the covers of our directories from Spruce Falls. Pursuant to an agreement between Spruce Falls and Dex Media, Spruce Falls is required to provide 100% of our annual cover stock paper supply. Prices under this agreement are negotiated each year. If in a particular year, Spruce Falls and Dex Media are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006. We do not engage in hedging activities to limit our exposure to paper price increases. The price of paper may fluctuate significantly in the future. Changes in the supply of or demand for paper could affect delivery times and prices. We cannot assure you that we will continue to have access to paper in the necessary amounts or at reasonable prices or that any increases in the cost of paper will not have a material adverse effect on our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We could be materially adversely affected by turnover among sales representatives or loss of key personnel.

We depend on our ability to identify, hire, train and retain qualified sales personnel. Non-management personnel providing services to us are currently employed by Dex Media Service LLC, a bankruptcy-remote entity owned 49% by Dex Media East, Inc., 49% by Dex Media West, Inc. and 2% by Dex Media and are made available to us and Dex Media East. A loss of a significant number of experienced sales representatives would likely result in fewer sales of advertising in our directories and could materially adversely affect our business. We expend significant resources and management time in identifying and training our sales representatives. Our ability to attract and retain qualified sales personnel depends, however, on numerous factors, including factors that we cannot control, such as conditions in the local employment markets in which we operate. We cannot assure you that we will be able to hire or retain a sufficient number of sales representatives to achieve our financial objectives. See “The Acquisistion Transactions—Agreements Between Us and Our Affiliates—Employee Cost Sharing Agreement.”

Furthermore, we depend on the continued services of key personnel, including George Burnett, our President and Chief Executive Officer, Robert M. Neumeister, Jr., our Executive Vice President and Chief

Financial Officer, Marilyn B. Neal, our Executive Vice President and Chief Operating Officer and other members of our senior management and regional sales management personnel. Senior management personnel providing services to us are currently employed by Dex Media and made available to us and Dex Media East. See “The Acquisistion Transactions—Agreements Between Us and Our Affiliates—Employee Cost Sharing Agreement.” Each of these shared executives must divide his or her time, effort and resources between Dex Media East and us. Consequently, the executives may not being able to devote his or her full attention to our business. Although we believe that we could replace our key employees within a reasonable time should the need arise, the loss of key personnel could have a material adverse effect on our business.

We may be materially adversely affected by our practice of extending credit to small and medium-sized businesses.

For the Combined Year 2003, approximately 83% of our revenue, excluding the effects of purchase accounting, was generated through the sale of advertising to local businesses, which are generally small and medium-sized businesses. In the ordinary course of our directory operations, we extend credit to these customers for advertising purchases. As of December 31, 2003, we had over 200,000 accounts with local businesses to which we extended credit. Full collection of delinquent accounts can take many months or may never occur. For the Combined Year 2003, bad debt expense for all of our accounts amounted to approximately $30.0 million, or 3.3% of our revenue, excluding the effects of purchase accounting. Small and medium-sized businesses tend to have fewer financial resources and higher rates of failure than do larger businesses. Consequently, although we attempt to mitigate exposure to the risks that result from extending credit to small and medium-sized businesses through credit screening and the collection of advance payments under certain circumstances, we cannot assure you that we will not be materially adversely affected by our practice of extending credit to small and medium-sized businesses.

Our sales of advertising to national accounts is coordinated by third parties that we do not control.

Approximately 15% of our revenue for the Combined Year 2003 was derived from the sale of advertising to national or large regional chains, such as rental car companies, insurance companies and pizza delivery businesses, that purchase advertising in several of the directories that we publish. In order to sell advertising to these accounts, we contract with approximately 160 certified marketing representatives, or “CMRs,” which are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. As a result, our relationships with these national advertisers depend significantly on the performance of these third party CMRs whom we do not control. In particular, we rely on one of our CMRs, TMP Worldwide Inc., or “TMP,” whose billings were approximately 3% of our revenue for the Combined Year 2003. Although we believe that our relationship with TMP is mutually beneficial and that those CMRs with whom we have existing relationships or other third parties could service our needs if TMP were unable or unwilling to provide its services to us on acceptable terms or at all, such inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of TMP or the other CMRs with whom we contract could harm our ability to generate revenue from our national accounts and could materially adversely affect our business.

We may be subject to work stoppages, which could increase our operating costs and disrupt our operations.

As of September 30, 2004, approximately 67% of our workforce was represented by various local labor unions. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations and an increase in our operating costs, which could have a material adverse effect on us. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected.

Future changes in Qwest’s directory publishing obligations in the Dex West States may increase our costs.

Pursuant to the publishing agreement, we are required to discharge Qwest’s regulatory obligation to publish white pages directories covering each service territory in the Dex West States where it provides local telephone service as the incumbent service provider. If the staff of a state public utility commission in a Dex West State were to impose additional or changed legal requirements in any of Qwest’s service territories with respect to this obligation, we would be obligated to comply with these requirements on behalf of Qwest, even if such compliance were to increase our publishing costs. Pursuant to the publishing agreement, Qwest will only be obligated to reimburse us for one half of any material net increase in our costs of publishing directories that satisfy Qwest’s publishing obligations (less the amount of any previous reimbursements) resulting from new governmental legal requirements, and this obligation will expire on November 7, 2009. Our competitive position relative to competing directory publishers could be adversely affected if we are not able to recover from Qwest that portion of our increased costs that Qwest has agreed to reimburse and, moreover, we cannot assure you that we would be able to increase our revenue to cover any unreimbursed compliance costs.

Our conversion to the Amdocs software system may disrupt our operations or we may not be able realize the improvement in our operational efficiency and the associated cost savings.

We are in the process of migrating from our legacy process management infrastructure to Amdocs, an industry-standard software system. The conversion from our existing software system to the Amdocs software system is complicated and is expected to take several months for us to fully complete in all of the Dex West States. During the conversion, we may experience a disruption to our business. We cannot assure you that any disruption caused by the conversion to Amdocs will not materially adversely affect our business or that we will be able to realize the anticipated cost savings as result of our conversion to Amdocs. In addition, if we are unable to convert to Amdocs, we will be unable to fully implement our segmented pricing strategy.

We are controlled by Carlyle and WCAS, whose interests may not be aligned with yours.

Carlyle and WCAS, or our “Sponsors,” own approximately 51.9% of the common stock of Dex Media, or approximately 50.1% if the underwriters exercise their over-allotment option to purchase an additional 2,700,000 shares of common stock of Dex Media from certain stockholders in connection with Dex Media’s secondary offering. The Sponsors have the power to control our affairs and policies. The Sponsors also control the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The directors so elected have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of the Sponsors could conflict with your interests. For example, the Sponsors could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to own a significant amount of the outstanding shares of Dex Media’s common stock, they will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We are a highly leveraged company. As of September 30, 2004, we would have had, after giving effect to the offering and the application of the proceeds therefrom, $3,014.8 million of outstanding indebtedness, including approximately $1,568.0 million of indebtedness under our credit facilities (exclusive of unused commitments under our credit facilities), $385.0 million of 8 1/2% senior notes, $761.8 million of 9 7/8% senior subordinated notes and $300.0 million of the outstanding notes. This level of indebtedness could have important consequences to you, including the following:

•	our indebtedness limits our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•	our interest expense could increase if interest rates in general increase because a substantial portion of our indebtedness bears interest at floating rates;

•	our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	our indebtedness may make us more vulnerable to a downturn in our business or the economy;

•	the debt service requirements of our indebtedness could make it more difficult for us to make payments on the notes;

•	a substantial portion of our cash flow from operations is dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks described above.

Although covenants under our credit facilities and the indentures governing our outstanding 8 1/2% senior notes, 9 7/8% senior subordinated notes and the notes limit our ability and the ability of our future restricted subsidiaries to incur additional indebtedness, the terms of our credit facilities and the indentures permit us to incur significant additional indebtedness in the future if conditions are satisfied. As of September 30, 2004, after giving effect to the offering and the application of the proceeds therefrom, we would have had $100.0 million available for additional borrowing under our revolving credit facility. All borrowings under our credit facilities will be effectively senior (to the extent of the value of the collateral securing the borrowings) to the notes and any future guarantees thereof. See “Description of Other Indebtedness—Our Credit Facilities.”

To service our indebtedness, including the exchange notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our future liquidity needs for at least the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance or restructure all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot make any assurances that we will be able to refinance any of our indebtedness, including our credit facilities and the exchange notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot make any assurances that any such actions, if necessary, could be effected on commercially reasonable terms, or at all.

Exchange note holder’s right to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors. Further, any future guarantees of the exchange notes will be effectively subordinated to the guarantors’ secured indebtedness.

Holders of our secured indebtedness and the secured indebtedness of Dex Media West Finance and any future guarantors will have claims that are prior to your claims as an exchange note holder to the extent of the value of the assets securing that secured indebtedness. Notably, our credit facilities are secured by liens on substantially all of our assets and the assets of our future domestic subsidiaries. The exchange notes and any guarantees thereof will be effectively subordinated to all such secured indebtedness to the extent of the value of its collateral. In the event of any distribution or payment of our or any guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to the assets that constitute their collateral. Exchange note holders will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, exchange note holders may receive less, ratably, than holders of secured indebtedness.

As of September 30, 2004, after giving effect to the offering of the outstanding notes and the application of the proceeds therefrom, the aggregate amount of our and Dex Media West Finance’s secured indebtedness would have been $1,568.0 million, and $100.0 million would have been available for additional borrowing under our revolving credit facility. We and any guarantors are permitted to borrow significant additional indebtedness, including secured indebtedness, in the future under the terms of the indentures and our credit facilities. See “Description of Other Indebtedness—Our Credit Facilities” and “Description of Exchange Notes—Certain Covenants.”

Restrictive covenants in our credit facilities, the indentures governing our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes, and the indenture governing the notes may restrict our ability to pursue our business strategies.

Our Credit Facilities, the indenture governing our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes, and the indenture governing the notes limit our ability, among other things, to:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments or investments;

•	sell assets, including capital stock of future restricted subsidiaries;

•	agree to payment restrictions affecting our future restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens;

•	designate any of our future subsidiaries as unrestricted subsidiaries; and

•	enter into new lines of businesses.

In addition, our credit facilities include other and more restrictive covenants and prohibit us from prepaying our other indebtedness, including the exchange notes, while indebtedness under our credit facilities is outstanding. The agreement governing our credit facilities also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indentures governing our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes and the indenture governing the notes and the agreement governing our credit facilities could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our credit facilities. If a default occurs, the lenders under our credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable or prevent us from making payments on the exchange notes, any of which would result in an event of default under the exchange notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our credit facilities will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our credit facilities, the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the notes were to be accelerated, we can make no assurances that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the exchange notes. See “Description of Exchange Notes—Ranking,” “Description of Exchange Notes—Certain Covenants” and “Description of Other Indebtedness—Our Credit Facilities.”

Federal and state statutes allow courts, under specific circumstances, to void any future guarantees and require exchange note holders to return payments received from guarantors.

Under the U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, any future guarantees of the exchange notes could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurs the indebtedness evidenced by its guarantee receives less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and either (1) is insolvent or rendered insolvent by reason of such incurrence, (2) is engaged in a business or transaction for which the guarantor’s remaining assets constitute unreasonably small capital, or (3) intends to incur, or believes that it will incur, debts beyond its ability to pay such debts as they mature. The court might also avoid a guarantee, without regard to those factors, if it found that the guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the exchange notes.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot assure you as to what standard a court would apply in making this determination. If a court voided a guarantee, you would no longer have a claim against the guarantor. In addition, the court might direct you to repay any amounts already received from the guarantor. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the exchange notes from another guarantor or from any other source.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indentures governing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes. In addition, certain events may not constitute a change of control.

Upon the incurrence of specific kinds of change of control events, we may need to refinance large amounts of our debt, including the 8 1/2% senior notes, the 9 7/8% senior subordinated notes, the exchange notes and borrowings under our credit facilities. If a change of control occurs, we must offer to purchase the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes for a price equal to 101% of their respective principal amounts plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes upon a change of control. In addition, our credit facilities will prohibit us from repurchasing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes until we first repay our credit facilities in full. If we fail to repurchase the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes in that circumstance, we will go into default under the indentures governing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes, the exchange notes, and under our credit facilities. Any future debt that we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. The purchase requirements contained in our debt instruments could also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not necessarily constitute a change of control under the indenture governing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the exchange notes. See “Description of Other Indebtedness—Our Credit Facilities” and “Description of Exchange Notes—Change of Control.”

There is no public market for the exchange notes, and we cannot assure you that a market for the exchange notes will develop or that you will be able to sell your exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or included in any automated quotation system. The initial purchaser has advised us that it currently intends to make a market in the exchange notes as permitted by applicable laws and regulations. However, the initial purchaser is not obligated to make a market in the exchange notes, and it may discontinue its market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Risks Related to Our Parent

Dex Media, our indirect parent, depends on dividends from us and Dex Media East to meet debt service and repayment obligations relating to the Parent Notes. If we and/or Dex Media East are not able to pay dividends to Dex Media in an amount necessary to meet Dex Media’s debt service and repayment obligations relating to the Parent Notes, Dex Media may be forced to seek protection under U.S. bankruptcy laws, which could materially adversely affect us.

As of September 30, 2004, Dex Media, our indirect parent, had approximately $1,034 million in aggregate principal amount of outstanding Parent Notes. Dex Media has no operations of its own and derives all of its cash flow and liquidity from us and Dex Media East. As of September 30, 2004, Dex Media East had indebtedness of $1,790 million, consisting principally of $450.0 million aggregate principal amount of its 9 7/8% senior subordinated notes, $341.3 million aggregate principal amount of its 12 1/8% senior subordinated notes, and $998.4 million of indebtedness under its senior secured credit facility. Dex Media East also had approximately $99 million of additional borrowing availability under its senior secured credit facility at that time. Dex Media depends on dividends from us and Dex Media East to meet its debt service and repayment obligations. Beginning on May 15, 2009, in order to enable Dex Media to meet this debt service obligation, we and Dex Media East currently expect to increase our semiannual dividends to Dex Media by approximately $19.6 million and $14.2 million, respectively, for total semiannual dividends of approximately $31.2 million and $22.6 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The terms of our credit facilities and Dex Media East’s credit facilities, the indentures governing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the notes and various other restrictions significantly restrict us and Dex Media East from paying dividends and otherwise transferring assets to Dex Media. If we and/or Dex Media East are not able to pay dividends to Dex Media in an amount necessary to meet Dex Media’s debt service and repayment obligations relating to the Parent Notes, Dex Media may be forced to seek protection under U.S. bankruptcy laws, which could materially adversely affect us. In this event, Dex Media and/or the bankruptcy court may decide to sell us and/or Dex Media East to a third party, which, among other things, could incrementally increase our cost of operations. An incremental cost to our cost of operations could materially adversely affect us.

Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business—Stand-Alone Company” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “assumption” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning the U.S. directory advertising industry, the U.S. advertising industry and their respective segments, our general expectations concerning such industries and their segments and our market position and market share within such industries and their segments are derived from data from various third party sources. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. In addition, this prospectus presents similar information based on management estimates. Such estimates are derived from third party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the U.S. directory advertising industry, which we believe to be reasonable. Our internal research has not been verified by any independent source. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

Data on U.S. directory advertising industry revenue and corresponding market position and market share within the industry are based on U.S. directory advertising sales. A few of our competitors utilize the point of publication method of accounting under which revenue and expenses are recognized when a directory is published. We utilize the deferral and amortization method of accounting under which revenue and expenses are recognized over the lives of the directories. As a result, while we believe that the information presented herein with respect to ourselves and our competitors is comparable, comparisons made beyond the scope of those made in this prospectus may be impacted by the differing accounting methods. Except where otherwise noted, the calculation of advertiser renewal and retention rates is based on local advertisers and excludes the loss of advertisers as a result of business failures, which we believe is the customary calculation method in our industry.

The DEX® trademark referred to in this prospectus is a registered trademark of Dex Media. The QWEST DEX® and QWEST DEX ADVANTAGE® trademarks referred to in this prospectus are registered trademarks of Qwest and are used by us under license.

The Exchange Offer

Purpose and Effect

Together with the sale by us of the outstanding notes on November 24, 2004, we and Dex Media West Finance entered into a registration rights agreement, dated November 24, 2004, with the initial purchaser of the outstanding notes, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use all commercially reasonable efforts to cause the registration statement with respect to the exchange offer to be declared effective and to consummate the exchange offer within 270 days of the initial issuance of the outstanding notes. It further provides that we must use all commercially reasonable efforts to consummate the exchange offer within 60 days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this is a summary of the material provisions of the registration rights agreement. For a more complete understanding of the registration rights agreement, we encourage you to read the actual agreement as it, and not this description, governs your rights as holders of outstanding notes. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of business;

•	the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us or Dex Media West Finance; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

In the event that:

•	we and Dex Media West Finance determine that an exchange offer registration statement is not available or that registration of exchange notes pursuant to an exchange offer registration statement may not be completed as soon as practicable after the expiration date of the exchange offer because it would violate any applicable law or applicable interpretations of the Staff of the SEC;

•	the exchange offer is not, for any other reason, completed by July 28, 2005; or

•	the exchange offer has been completed and, in the opinion of counsel for the initial purchaser of the outstanding notes, a registration statement must be filed and a prospectus must be delivered by the initial purchaser in connection with any offering or sale of outstanding notes originally purchased and still held by the initial purchaser; we and Dex Media West Finance must use all commercially reasonable efforts to cause to be filed a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	the holder has an arrangement with any person to engage in the distribution of exchange notes;

•	is an “affiliate” of ours or Dex Media West Finance within the meaning of Rule 405 under the Securities Act; or

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC’s staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on March 8, 2005 or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the applicable indenture relating to the outstanding notes.

As of the date of this prospectus, outstanding notes representing $300.0 million in aggregate principal amount of notes were outstanding and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice thereof to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 12:00 midnight, New York City time, on March 8, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. Except as set forth under the heading “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•	a timely confirmation of a book-entry transfer, which we refer to as a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under the heading “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to as an eligible institution, unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the heading “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us or Dex Media West Finance; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under the heading “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or “ATOP,” is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or “NYSE,” trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under the heading “—Exchange Agent” prior to 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under the heading “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates any applicable law or applicable interpretation of the Staff of the SEC.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the exchange offer in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

U.S. Bank National Association

60 Livingston Avenue

EP-MN-WS2N

St. Paul, MN 55107

Attn: Specialized Finance Department

By Facsimile: (Eligible Institutions Only) (651) 495-8158

For Information or Confirmation by Telephone: (800) 934-6802

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

Use of Proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated November 24, 2004, by and among us, Dex Media West Finance and the initial purchaser of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

On November 24, 2004, we issued and sold the outstanding notes and used the net proceeds from the offering of the outstanding notes to prepay our Tranche A term loans. In addition, we used available cash on hand to pay fees and expenses of approximately $5.0 million related to the offering of outstanding notes.

The maturity date of outstanding borrowings under our Tranche A term loan facility is September 2009. At September 30, 2004, $830.2 million was outstanding under our Tranche A term loan, and the weighted average interest rate was 3.74% under our Tranche A term loan. See “Description of Other Indebtedness—Our Credit Facilities.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 after giving effect to the offering of the outstanding notes and the application of the proceeds therefrom. The information in this table should be read in conjunction with “Selected historical financial data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2004
(In thousands)	Actual	As Adjusted
Cash and cash equivalents(1)	$2,915	$2,915

Total debt:
Credit facilities:
Revolving credit facility(2)	$—	$—
Term loans	1,868,000	1,568,000
8 1/2% senior notes due 2010	385,000	385,000
9 7/8% senior subordinated notes due 2013	761,800	761,800
5 7/8% senior notes due 2011	—	300,000

Total debt	3,014,800	3,014,800
Total owner’s equity	1,062,144	1,058,088

Total capitalization	$4,076,944	$4,072,888

(1)	Cash has not been adjusted for the effect of the offering of the outstanding notes. As of the closing date of the offering of the outstanding notes, we had enough available cash on hand to pay the fees and expenses related to the offering of the outstanding notes.

(2)	Total availability of $100.0 million.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information of Dex Media West has been derived by the application of pro forma adjustments to the historical combined financial statements of Dex West and the historical consolidated financial statements of Dex Media West included elsewhere in this prospectus. The Dex Media West pro forma statement of operations for the year ended December 31, 2003 gives pro forma effect to the transactions related to the acquisition of Dex West as if such acquisition was consummated on January 1, 2003. It also eliminates the non-recurring effects on 2003 revenue and cost of revenue resulting from purchase accounting adjustments related to the acquisition of Dex West. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes.

The pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the acquisition of Dex West been consummated on the date indicated and does not purport to be indicative of results of operations as of any future date or for any future period. The pro forma financial information does not include all of the stand-alone costs related to operating as a separate entity from Qwest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business—Stand-Alone Company.” The pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Acquisistion Transactions,” and the historical consolidated financial statements of Dex Media West and the notes thereto included elsewhere in this prospectus.

DEX MEDIA WEST

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(In thousands)	Dex Media West Historical September 10 to December 31, 2003	Predecessor Historical January 1 to September 9, 2003	Transactions Adjustments		Total
Revenue	$213,997	$630,160	$73,821	(a)	$917,978
Operating expenses:
Cost of revenue	63,661	193,282	21,055	(b)	277,998
General and administrative expense	45,299	74,241	1,378	(c)	120,918
Depreciation and amortization expense	80,692	8,153	168,583	(d)	257,428

Total operating expenses	189,652	275,676	191,016		656,344

Operating income (loss)	24,345	354,484	(117,195)		261,634
Other (income) expense:
Interest income	(685)	(2,336)	2,336	(e)	(685)
Interest expense	70,492	113,627	32,354	(f)	216,473

(Loss) income before income taxes	(45,462)	243,193	(151,885)		45,846
(Benefit) provision for income taxes	(17,654)	91,441	(55,999	)(g)	17,788

Net (loss) income	$(27,808)	$151,752	$(95,886)		$28,058

DEX MEDIA WEST

NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Under the purchase method of accounting, the deferred revenue and deferred costs associated with directories that had previously been published will not be carried over to our balance sheet. Accordingly, our revenue and cost of revenue for the twelve months following the consummation of the acquisition of Dex West was $120.6 million and $31.6 million lower, respectively, than our revenue and cost of revenue would have been without the effects of such Acquisition because the Acquisition is accounted for under the purchase method of accounting. The purchase method of accounting for the Acquisition will not affect our revenue and directory costs in periods subsequent to this twelve-month period. This purchase accounting adjustment is non-recurring and has no impact on historic or future cash flows, and therefore the effect of this purchase accounting adjustment is not included in the pro forma information.

(a) The pro forma adjustment to revenue reflects the effects of purchase accounting on amortization of deferred revenue of $73.8 million.

(b) The pro forma adjustment to cost of revenue reflects the effects of purchase accounting on amortization of deferred directory costs of $21.1 million.

(c) The pro forma adjustment to general and administrative expense reflects the pro rata adjustment for management fees of $1.4 million. Management fees represent a $2.0 million annual fee to be paid to the Sponsors under the management agreement entered into among the Company and the Sponsors upon and in connection with the Acquisition. Based upon the management agreements, such fees were expected to continue in future periods. Upon consummation of the initial public offering of common stock of Dex Media in July 2004, we paid an aggregate lump sum payment of $10 million to our Sponsors to terminate the annual advisory fees payable under the management consulting agreements.

(d) The pro forma adjustment to depreciation and amortization reflects the effects of amortization of intangible assets of $168.6 million. The pro forma financial statements reflect an allocation to tangible assets, liabilities, goodwill and identified intangible assets. For purposes of the unaudited pro forma financial statements, the underlying expected useful lives and related amortization periods of identifiable intangible assets are as follows:

Amortization Period(i)
Local customer relationships	20 years	(ii)
National customer relationships	25 years	(ii)
Non-compete/ publishing agreements	39 years
Qwest Dex trademark agreement	4 years
Dex trademark	Indefinite
Advertising agreement	14 years

(i)	See Note 7 to our consolidated financial statements included elsewhere in this prospectus for our determination of identifiable intangible assets acquired, underlying useful lives and related amortization periods.

(ii)	Annual amortization is calculated using a declining method in relation to estimated retention lives of acquired customers.

(e) The pro forma adjustment eliminates interest income relating to cash and cash equivalents that were not acquired in the acquisition of Dex West.

(f) The adjustment to interest expense records interest expense as if the Acquisition had occurred and related debt had been obtained at the beginning of the periods presented and eliminates all historical interest expense. The pro forma adjustment to interest expense reflects an interest rate of 8.5% for the senior notes, an interest rate of 9.875% for the senior subordinated notes, estimated interest expense relating to the Company’s credit facilities (including the commitment fee on the unused portions of the Company’s new revolving credit facility) and amortization of related debt issuance costs. Amortization of related debt issuance costs was calculated using the effective interest method over the term of the related debt. Interest expense relating to the credit facilities was based on the initial principal amount borrowed and interest rates obtained. The interest rates entered into at the date of the Acquisition were 3.89%, 3.87% and 3.87% for the Tranche A term loan, Tranche B term loan and the revolving credit facility, respectively. The interest expense calculation also reflects the effect of any mandatory repayments scheduled for the periods presented.

The pro forma adjustment to interest expense reflects the following (in thousands):

Period from January 1, 2003 to September 9, 2003
Revolving credit facility	$1,436
Tranche A term loan	31,144
Tranche B term loan	38,762
Senior notes	22,377
Senior subordinated notes	52,262

Pro forma interest expense for the period from January 1 to September 9, 2003	145,981
Less: Predecessor historical interest expense	(113,627)

Transactions adjustment	$32,354

(g) The estimated tax effect of the pro forma adjustments has been included at our estimated effective tax rate for the period presented. The estimated effective tax rate is based upon our Federal statutory rate of 35% and our average state income tax rate, net of Federal tax benefit.

Selected Historical Financial Data

The selected historical financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001 and 2002 and for the Predecessor Period and Successor Period have been derived from our consolidated financial statements and related notes thereto, included elsewhere in this prospectus, which have been audited by KPMG LLP, independent registered public accounting firm. The selected historical Predecessor financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our combined financial statements and related notes thereto, which have been audited by KPMG LLP, independent registered public accounting firm. The selected historical Predecessor financial data as of December 31, 1999 and as of and for the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003 were derived from our unaudited consolidated financial statements and related notes thereto which, in the case of the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, are included in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for this period. The results of operations for the nine months ended September 30, 2004, the period from September 10 to September 30, 2003, the Predecessor Period and Successor Period are not necessarily indicative of the results to be expected for the full year or any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor					Dex Media West LLC
	Year Ended December 31,				Period from January 1 to September 9, 2003	Period from September 10 to December 31, 2003	Unaudited Period from September 10 to September 30, 2003	Unaudited Nine Months Ended September 30, 2004
(Dollars in thousands)	1999	2000	2001	2002
Statement of operations data:
Revenue	$801,801	$844,424	$880,212	$900,200	$630,160	$213,997	$14,571	$645,979

Cost of revenue	289,040	301,291	272,732	281,754	193,282	63,661	4,819	198,272
General and administrative expense	94,464	73,793	74,973	93,723	74,241	45,299	7,359	102,325
Depreciation and amortization expense	17,741	19,900	16,706	15,934	8,153	80,692	14,682	186,686
Merger-related expenses(a)	—	6,363	5,579	—	—	—	—	—
Impairment charges(b)	—	—	8,976	—	—	—	—	—

Total operating expenses	401,245	401,347	378,966	391,411	275,676	189,652	26,860	487,283

Operating income (loss)	400,556	443,077	501,246	508,789	354,484	24,345	(12,289)	158,696

Other (income) expense:
Interest income	(4,164)	(1,228)	(3,858)	(1,486)	(2,336)	(685)	(102)	(577)
Interest expense(c)	187,703	183,113	167,500	144,724	113,627	70,492	16,580	162,338
Other (income) expense, net(d)	—	(18,814)	7,614	—	—	—	—	17
Provision for income taxes	82,137	106,486	123,713	138,208	91,441	(17,654)	(11,190)	(1,225)

Net income (loss)	$134,880	$173,520	$206,277	$227,343	$151,752	$(27,808)	$(17,577)	$(1,857)

Balance sheet data (at period end):
Total cash and cash equivalents	$—	$11,266	$64,385	$161,338	n/a	$4,658	$8,393	$2,915
Total assets	378,478	392,076	417,760	576,146	n/a	4,466,831	4,546,721	4,316,965
Total debt(g)	2,581,718	2,375,218	2,062,286	750,000	n/a	3,203,000	3,298,000	3,014,800
Owner’s equity (deficit)	(2,468,257)	(2,207,309)	(1,886,312)	(471,913)	n/a	1,058,906	1,080,887	1,062,144

Other financial data:
EBITDA(e)	$418,297	$481,791	$510,338	$524,723	$362,637	$105,037	$2,393	$345,365
Ratio of earnings to fixed charges(f)	2.1x	2.5x	2.9x	3.5x	3.1x	—	—	—

Other operational data:
Local advertiser renewal rate	94%	93%	93%	92%	n/a	91%	n/a	n/a
Number of directories published	119	117	119	121	77	35	11	96

(a)	Merger-related expenses reflect expenses incurred in connection with Qwest’s acquisition of US WEST, or the Merger, including contractual settlements incurred to cancel various commitments no longer deemed necessary as a result of the Merger, severance and employee-related expenses and rebranding expenses.

(b)	Impairment charges reflect capitalized software costs that were written off as certain internal software projects were discontinued.

(c)	Prior to November 2002, interest expense includes interest on that portion of a Qwest Dex line of credit borrowing arrangement with an affiliate of Qwest which was apportioned to us. Note 3(s) to our combined financial statements included in this prospectus sets forth additional information regarding this apportionment. Subsequent to September 2002 and prior to September 9, 2003, interest expense includes the interest on $750.0 million in debt issued by Qwest Dex and amortization of debt issuance costs. Subsequent to September 9, 2003, interest expense includes interest on our credit facilities and our outstanding notes 8 1/2 senior notes and 9 7/8% senior subordinated notes.

(d)	In 2000, other (income) expense, net includes a $20.7 million gain related to sale of investments net of $1.9 million of other expenses. In 2001, other (income) expense, net represents a $8.0 million loss related to other than temporary declines in the value of certain investments.

(e)	EBITDA represents net income (loss) before interest expense, income taxes, and depreciation and amortization expense.

The following table summarizes the calculation of EBITDA for the periods indicated:

	Predecessor					Dex Media West LLC
	Year Ended December 31,				Period from January 1 to September 9, 2003	Period from September 10 to December 31, 2003	Unaudited Period from September 10 to September 30, 2003	Unaudited Nine Months Ended September 30, 2004
(In thousands)	1999	2000	2001	2002
Net income (loss)	$134,880	$173,520	$206,277	$227,343	$151,752	$(27,808)	$(17,577)	$(1,857)
Adjustments to net income (loss):
Income taxes	82,137	106,486	123,713	138,208	91,441	(17,654)	(11,190)	(1,225)
Interest expense, net	183,539	181,885	163,642	143,238	111,291	69,807	16,478	161,761
Depreciation and amortization	17,741	19,900	16,706	15,934	8,153	80,692	14,682	186,686

EBITDA	$418,297	$481,791	$510,338	$524,723	$362,637	$105,037	$2,393	$345,365

Management uses EBITDA as a measure of operating performance relative to its directory publishing business. Excluding certain items from net income allows management to view trends and changes in margins and pre-tax profitability, excluding the effects of interest expense, and amortization of intangible assets recorded in the acquisition of Dex West and depreciation of property and equipment. EBITDA is also used by management to assess the ability of Dex Media West to satisfy its debt service, capital expenditures and working capital requirements, and to assess certain covenants in its borrowing arrangements that are tied to similar measures. While management believes that net income is a typically sufficient measure to assist investors in understanding a company’s business, we believe it is necessary to provide the computation of EBITDA to enable investors to see how management views its business.

The use of EBITDA instead of net income has limitations including the inability to determine profitability, the exclusion of interest expense and significant cash requirements associated therewith, and the exclusion of income tax expenses or benefits which ultimately may be realized through the payment or receipt of cash. Amortization expense, although a material component of net income, will be comprised substantially of amortization of acquired intangible assets by Dex Media West. Management believes it is acceptable to exclude depreciation and amortization from net income because Dex West has not historically been required to invest significant amounts in property, plant or equipment in its primary business. Net income and a reconciliation of net income to EBITDA are provided above to compensate for these material limitations.

EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. While EBITDA and similar variations thereof are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

(f)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, and an estimate of the interest component within rental expense. For the period from September 10 to December 31, 2003, the period from September 10 to September 30, 2003 and the nine months ended September 30, 2004, earnings were inadequate to cover fixed charges. The deficiencies were $45.5 million, $28.8 million and $3.1 million, respectively.

(g)	Prior to November 2002, total debt consists of that portion of a Qwest Dex line of credit borrowing arrangement with an affiliate of Qwest which was apportioned to us. Subsequent to September 2002 and prior to September 9, 2003, total debt includes the $750.0 million of debt issued by Qwest Dex. Subsequent to September 9, 2003, total debt consists of our credit facilities with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Bank of America, N.A., Lehman Commercial Paper Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as co-syndication agents, and our outstanding notes 8 1/2% senior notes and 9 7/8% senior subordinated notes.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

Background

The following discussion and analysis of our financial condition and results of operations covers periods prior to and subsequent to the acquisition of Dex West on September 9, 2003 (the “Acquisition”). We have operated as a stand-alone company since the Acquisition. The Acquisition has been accounted for under the purchase method of accounting. Under this method, the pre-acquisition deferred revenue and related deferred costs associated with directories that were published prior to the acquisition date were not carried over to our balance sheet. The effect of this accounting treatment is to reduce revenue and related costs that would otherwise have been recognized during the twelve months subsequent to the acquisition date. For purposes of comparison and analysis of the nine months ended September 30, 2004 to the nine months ended September 30, 2003, the period from September 10, 2003 to September 30, 2003, has been combined with the Predecessor period from January 1 to September 9, 2003; and such combined period is hereinafter referred to as the “combined nine month period.”

The discussion and analysis of historical predecessor periods does not reflect the significant impact that the Acquisition has had on us, including significantly increased leverage and liquidity requirements. The statements in the discussion and analysis regarding industry outlook, our expectations regarding future performance of our business and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Our actual results may differ materially from those contained in any forward-looking statements. See “—Cautionary Notice Regarding Forward-Looking Statements.” You should read the following discussion together with our condensed consolidated financial statements and related notes thereto included elsewhere herein.

Upon consummation of the Acquisition, Dex West employees became employees of Dex Media East. Effective January 1, 2004, all employees of Dex Media East were transferred to another indirect wholly owned subsidiary of Dex Media, Dex Media Service LLC (“Service Co.”).

As a result of our conversion to the Amdocs software system (discussed below), certain of our customer account categories will be reclassified, which may result in a change in how we report our total number of customer accounts.

Our Business

We are the largest directory publisher in the Dex West States. For the Combined Year 2003, we and our Predecessor published 112 directories and distributed approximately 23 million copies of these directories to business and residential consumers in the Dex West States. For the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003, we published 96 and 88 directories, respectively, and distributed approximately 22 million and 20 million copies, respectively, of these directories to business and residential consumers in the Dex West States. We also provide related services, including an Internet-based directory, direct marketing lists and the sale of Dex directories and other publishers’ directories outside of the normal delivery schedule. For the Combined Year 2003 we generated $844.2 million in revenue. For the nine months ended September 30, 2004, we generated $646.0 million in revenue. Excluding the effects of purchase accounting adjustments to deferred revenue, our revenue for the Combined Year 2003 would have been $918.0 million and for the nine months ended September 30, 2004 would have been $692.8 million. Approximately 97.5% and 97.9% of our total revenue, excluding the effects of purchase accounting, for the Combined Year 2003 and for the nine months ended September 30, 2004, respectively, was generated from the publication of directories.

Stand-Alone Company

Our Predecessor historically operated as the directory business of Qwest Dex in the Dex West States and not as a stand-alone company. The combined financial statements included for the period from January 1 to September 9, 2003 have been derived from the historical financial statements of Qwest Dex and include the activities of Qwest Dex for business conducted in the Dex West States prior to the Acquisition. Because of the Predecessor’s relationship with Qwest Dex as well as Qwest and its other affiliates, the Predecessor’s historical results of operations and cash flows are not necessarily indicative of what they would have been had the Predecessor operated without the shared resources of Qwest and its affiliates. Accordingly, the combined statements for the periods prior to September 9, 2003 and the nine months ended September 30, 2004 are not indicative of our future results of operations and cash flows.

Historically, the Predecessor reimbursed Qwest for services it and its affiliates provided to Dex West based upon either (1) tariffed or negotiated contract rates, (2) market prices or (3) fully distributed costs (“FDC”). FDCs include costs associated with employees of Qwest or Qwest affiliates that are entirely dedicated to functions within Dex West, many of whom became employees of Dex Media East upon consummation of the Acquisition and subsequently were transferred to Service Co. on January 1, 2004. Such fully distributed employee costs were paid by Dex West through shared payroll and benefit systems as incurred. Other affiliate service costs were paid by Dex West based upon presentation of periodic billings from Qwest or affiliates of Qwest. The allocation methodologies are consistent with the guidelines established for Qwest reporting to federal and state regulatory bodies. The historical costs for services provided to the Predecessor by Qwest affiliates may not necessarily reflect the expenses that we will incur as an independent entity.

After the Acquisition, Qwest and Qwest LEC continued to provide certain services to us that they had historically provided to the Predecessor, including but not limited to support services relating to information technology services and payroll services, pursuant to a transition services agreement. We terminated and replaced the transition services agreement with Qwest and Qwest LEC as of December 31, 2003 with services provided internally or through arrangements with third parties.

Our Strategy

Our strategy is centered on building relationships with our major account groups: small and medium-sized local businesses and national companies doing business in the Dex West States. We plan to continue to build our knowledge of their businesses and develop value-added content that can be distributed to our business and residential consumers in a variety of forms. Currently, the primary method of distribution is our print directories. We also use the Internet and CD-ROMs to deliver our content. We plan to continue evaluating different methods of distribution as markets and electronic device acceptance change, particularly in the digital space. Additionally, we will look to enhance print product offerings and Internet-related products and distribution.

Maximizing the utility of our content is an important aspect of our overall strategy. To accomplish this, we plan to continue: innovating new products such as advertising on book spines, covers and tabs; expanding on market segmentation such as bilingual directories in select markets; and enhancing our distribution platforms. In addition, we plan to continue evaluating our related businesses based on the utility of these product offerings and Internet-related products and distribution.

Also, now that we are a stand-alone company, our strategy is to focus on improving our infrastructure in order to achieve a more efficient cost structure and improve revenue opportunities in the long-term. Beginning in 2004, we began replacing our entire production system with Amdocs technology in a phased deployment. The first phase was deployed on June 1, 2004 with the last phase expected to be completed in 2005.

Results of Operations

Overview

Our condensed consolidated financial statements included herein have been prepared on the basis of the deferral and amortization method of accounting, under which revenue and expenses are initially deferred and then recognized ratably over the life of each directory, commencing in the month of delivery. In 2003, we determined that the 12-month lives of eight directories published in December 2002 would be extended. The new editions of these eight directories were published, in most cases, in January 2004. These extensions were made to more efficiently manage work and account flow. The lives of the new editions of these directories are expected to be 12 months, thereafter. These extensions did not have a significant impact on our results of operations for the nine months ended September 30, 2004 and are not expected to have a material effect on revenue or cost of revenue in future periods under the deferral and amortization method of accounting.

Revenue

We derive virtually all of our revenue from the sale of advertising in our printed directories, which we refer to as directory services revenue. We also provide related services, including an Internet-based directory, other Internet-related products, direct marketing lists and the sale of Dex directories and other publishers’ directories outside of the normal delivery schedule, which we refer to collectively as other revenue. Growth in directory services revenue is affected by several factors, including changes in the quantity and size of advertisements sold, as well as the proportion of premium advertisements sold, changes in the pricing of advertising, changes in the quantity and mix of advertising purchased per account and the introduction of additional products which generate incremental revenue. Directory services revenue may also increase through the publication of new printed directories.

Our revenue and cost of revenue for the twelve months following the consummation of the Acquisition are lower than they would have been had the Acquisition not occurred because the Acquisition was accounted for under the purchase method of accounting. Under the purchase method of accounting, deferred revenue and deferred directory costs associated with the directories published and distributed prior to the Acquisition were not carried over to our balance sheet at the time of purchase. The effect of this accounting treatment was to reduce revenue and related costs that would otherwise have been recognized in the twelve months subsequent to the Acquisition. The purchase method of accounting will not affect our revenue and directory costs in periods subsequent to September 2004. This purchase accounting adjustment is non-recurring and has no impact on cash flows.

We enter into transactions, such as exclusivity arrangements, sponsorships and other media access transactions, where our products and services are promoted by a third party and, in exchange, we carry that party’s advertisement. We account for these transactions in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions.” Revenue and expense related to such transactions are included in the consolidated statements of operations consistent with reasonably similar items sold or purchased for cash. These related revenue items are currently included in local directory services revenue. The revenue from such transactions for the nine months ended September 30, 2004 was lower than expected, and we believe this component of our revenue, which represents less than 1% of total revenue for the period, will continue at this level for the foreseeable future. The revenue and related expense have no impact on EBITDA or cash flow.

In certain cases, we enter into agreements with accounts that involve the delivery of more than one product or service. We allocate revenue for such arrangements in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

Cost of Revenue

We account for cost of revenue under the deferral and amortization method of accounting. Accordingly, our cost of revenue recognized in a reporting period consists of (1) costs incurred in that period and recognized in that period, principally sales salaries and wages, (2) costs incurred in a prior period, a portion of which is amortized and recognized in the current period, and (3) costs incurred in the current period, a portion of which is amortized and recognized in that period and the balance of which is deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the costs incurred in the given period, which may be significant.

Costs incurred in the current period and subject to deferral include direct costs associated with the publication of directories, including sales commissions, paper, printing, transportation, distribution and pre-press production, and employee and systems support costs relating to each of the foregoing. Sales commissions include commissions paid to employees for sales to local advertisers and to certified marketing representatives (“CMRs”), which act as our channel to national advertisers. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of delivery.

General and Administrative Expense

Our general and administrative expense consists primarily of the costs of advertising, promotion and marketing, administrative staff, pension and other post-retirement benefits, information technology, training, account billing, corporate management, office and facilities expense and bad debt expense. All of our general and administrative expense is recognized in the period in which it is incurred. Historically, our general and administrative expense has included the costs of other services, that were shared among Qwest affiliates, including real estate, information technologies, finance and human resources. However, since we terminated the transition services agreements with Qwest as of December 31, 2003, we now incur these costs directly. Our general and administrative expense has increased as a stand-alone company and may continue to increase.

Income Tax Provision

We account for income taxes under the asset and liability method of accounting. Deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting bases of assets and liabilities and their tax bases at each year end. Deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for future income tax rate changes in the year the changes are enacted. Deferred tax assets are recognized for operating losses and tax credit carry forwards if management believes, based upon existing evidence, that it is more likely than not that the carry forward will be utilized. All deferred tax assets are reviewed for realizability and valuation allowances are recorded if it is more likely than not that the deferred tax assets will not be realized.

Items Affecting Comparability Between Periods

Our revenue and cost of revenue for the twelve months following the consummation of the Acquisition were approximately $120.6 million and $31.6 million lower, respectively, than our revenue and cost of revenue would have been otherwise because the Acquisition was accounted for under the purchase method of accounting. As such, the results of operations for the nine months ended September 30, 2004 to the combined nine months ended September 30, 2003 and for the Combined Year 2003 to the year ended December 31, 2002, are not comparable.

Dex West financial information for the period prior to the consummation of the Acquisition on September 9, 2003 reflects a historic basis of accounting. Financial information for the period subsequent to the consummation of the Acquisition reflects a purchase accounting basis of accounting. As a result of the change in basis of assets, the financial information for these respective periods are not comparable.

Upon the consummation of the Acquisition, we became a stand-alone company. Operating as a separate entity from Qwest would have increased our costs for the period and from January 1 to September 9, 2003. In addition, we have incurred incremental pension and benefit costs as a stand-alone entity. The increase in pension costs results from the elimination of pension credits included in Dex West’s historical results related to Qwest’s over-funded pension plan from which Dex Media West will no longer benefit. Additionally, we have incurred increased employee benefit costs due to separation from Qwest’s larger employee base. In addition, we were required to pay an annual advisory fee of $2.0 million to the Sponsors. In connection with the initial public offering of our indirect parent, Dex Media, the annual advisory fees payable under the management consulting agreements with the Sponsors were terminated. Future stand-alone costs incurred are unpredictable due to various factors.

Historically, Dex West was included in the consolidated federal income tax returns filed by Qwest. Dex West had an informal agreement with Qwest pursuant to which Dex West was required to compute its provision for income taxes on a separate return basis and pay to, or receive from, Qwest the separate U.S. federal income tax return liability or benefit so computed, if any. For federal income tax purposes, the Acquisition is treated as an asset purchase and we generally have a tax bases in the acquired assets equal to the purchase price. As a result, for tax purposes, we will be able to depreciate assets, primarily intangibles, with a higher tax bases after the consummation of the Acquisition. These step-ups in tax bases for intangibles, which will be amortized over 15 years, should significantly reduce our cash income taxes over that period.

In connection with the Acquisition, we incurred substantial indebtedness. As a result, we incur significant interest expense and we have significant repayment obligations. The interest expense relating to this debt adversely affects our net income.

The nine months ended September 30, 2004 compared to the combined nine months ended September 30, 2003.

We have provided the following combined results of Dex Media West and Dex West for the nine months ended September 30, 2003 because (1) we believe that such financial information is important to an investor’s understanding of the impact of the Acquisition on Dex Media West’s future financial results and (2) Dex Media West and Dex West were under common management for all periods presented. The financial information for the combined nine months ended September 30, 2003 includes the financial information of Dex Media West for the period from September 10 to September 30, 2003 and Dex West for the period from January 1 to September 9, 2003. Because our relationship with Qwest Dex Holdings and Qwest Dex, as well as Qwest and its other affiliates, changed as a result of the Acquisition, we expect that our cost structure will change from that reflected in our historical results of operations, including the combined results of operations that follows. Although we have provided these combined results in order to provide a more, meaningful discussion of the periods presented, this presentation is not in accordance with generally accepted accounting principles and the periods presented are not comparable due to the change in basis of assets that resulted from the Acquisition.

The results of operations below include the effects of purchase accounting for both periods presented and therefore are not comparable. Please refer to the section “—Items Affecting Comparability Between Periods” and the discussion below for detail regarding the effects of these adjustments.

	Dex Media West		Predecessor	Combined
(Dollars in thousands)	Nine Months ended September 30, 2004	Period from September 10 to September 30, 2003	Period from January 1 to September 9, 2003	Nine Months ended September 30, 2003
Revenue:
Local directory services	$567,871	$12,781	$521,066	$533,847
National directory services	63,293	375	94,349	94,724

Total directory services	631,164	13,156	615,415	628,571
Other revenue	14,815	1,415	14,745	16,160

Total revenue	645,979	14,571	630,160	644,731
Cost of revenue	198,272	4,819	193,282	198,101

Gross profit	$447,707	$9,752	$436,878	$446,630
Gross margin	69.3%	66.9%	69.3%	69.3%
General and administrative expense, including bad debt expense and termination of annual advisory fees	$102,325	$7,359	$74,241	$81,600

Revenue

Total revenue increased by $1.2 million or 0.2%, to $646.0 million for the nine months ended September 30, 2004 from $644.7 million for the combined nine months ended September 30, 2003. Total revenue for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $46.8 million and $40.1 million lower, respectively, than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting, total revenue increased $8.0 million, or 1.2%. Total revenue, excluding the effects of purchase accounting, included $678.0 million in directory services revenue and $14.8 million in revenue for all other products for the nine months ended September 30, 2004.

Total directory services revenue, which consists of local and national directory services revenue, increased $2.6 million, or 0.4% to $631.2 million for the nine months ended September 30, 2004 from $628.6 million for the combined nine months ended September 30, 2003. Total directory services revenue for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $46.8 million and $40.1 million lower, respectively, than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting, total directory services revenue increased $9.3 million, or 1.4%.

Directory services revenue is affected by a variety of volume and pricing factors. Volume related factors include quantity of advertisements sold, the change in mix of advertisements among our product families, the proportion of advertisements sold with premium features, the volume of promotional services obtained from our advertisers in exchange for our publication of their advertisement in our directories and the number of local advertiser disconnects during a period. Pricing factors include price increases related to our standard rates that may be made from time to time in varying markets for varying categories, offset by discount programs that may be initiated in local markets for certain advertiser headings. Such factors generally affect the dollar volume of orders initiated in a period which are recognized as revenue over the life of a given directory, beginning in the month of delivery. Multiple factors contribute to changes in revenue, and although no single factor can be distinguished as the primary cause, improvements in product mix and pricing, combined with stable account renewal, contributed to our changes in directory services revenue.

Local directory services revenue increased $34.0 million, or 6.4%, to $567.9 million for the nine months ended September 30, 2004 compared to $533.8 million for the combined nine months ended September 30, 2003. Local directory services revenue for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $9.6 million and $32.5 million lower, respectively, than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting, local directory services revenue increased $11.2 million, or 2.0% to $577.5 million for the nine months ended September 30, 2004. Local directory services revenue, excluding the effects of purchase accounting, accounted for 83.4% and 82.7% of revenue for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003, respectively.

Revenue from national advertisers decreased $31.4 million, or 33.2%, to $63.3 million for the nine months ended September 30, 2004, as compared to $94.7 million for the combined nine months ended September 30, 2003. Revenue from national advertisers for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $37.2 million and $7.6 million lower, respectively, than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting, revenue from national advertisers decreased $1.8 million, or 1.8%. Revenue from national advertisers excluding the effects of purchase accounting, for the nine months ended September 30, 2004 accounted for 14.5% of revenue as compared to 14.9% for the combined nine months ended September 30, 2003.

Other revenue decreased by $1.3 million, or 8.3%, to $14.8 million for the nine months ended September 30, 2004 from $16.2 million for the combined nine months ended September 30, 2003. In 2004, we substantially reduced the number of products in our direct marketing services product line which represented $0.7 million of the decline between periods.

Cost of Revenue

Cost of revenue recognized was $198.3 million for the nine months ended September 30, 2004 compared to $198.1 million for the combined nine months ended September 30, 2003. Recognized cost of revenue for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $10.5 million and $11.5 million lower, respectively, than it would have been due to the effects of purchase accounting. Excluding the effects of purchase accounting, cost of revenue recognized decreased $0.8 million, or 0.4%. Cost of revenue recognized, excluding the effects of purchase accounting, represented 30.1% of revenue for the nine months ended September 30, 2004, compared to 30.6% of revenue for the combined nine months ended September 30, 2003.

For the nine months ended September 30, 2004 and for the combined nine months ended September 30, 2003, we incurred costs subject to deferral and amortization of $221.0 million and $211.6 million, respectively. The increase in incurred costs is primarily due to increased on-going support costs related to our new production system and to the shifts in publication schedules of eight directories from December 2003 to the first quarter of 2004, which totaled $9.8 million.

Employee costs incurred decreased by $5.3 million, or 5.5%, to $91.5 million for the nine months ended September 30, 2004 from $96.8 million for the combined nine months ended September 30, 2003. The decrease is a result of changes to sales incentives and a reduction in the number of employees.

Direct costs of publishing incurred, which primarily include paper, printing and distribution, increased $9.6 million, or 13.4% to $81.0 million for the nine months ended September 30, 2004 from $71.4 million for the combined nine months ended September 30, 2003. The differences in directory publication schedules between the periods contributed $7.1 million of the increase.

Contracting and professional fees incurred increased $7.7 million to $11.5 million for the nine months ended September 30, 2004 from $3.8 million for the combined nine months ended September 30, 2003. The increase is primarily due to on-going support related to our new production system.

Other costs of revenue incurred, which primarily includes systems expense, national commissions, and office and facilities expense was $37.0 million for the nine months ended September 30, 2004 compared to $39.6 million for the combined nine months ended September 30, 2003.

Gross Profit

Our gross profit was $447.7 million for the nine months ended September 30, 2004 compared to $446.6 million for the combined nine months ended September 30, 2003. Excluding the effects of purchase accounting, gross profit for the nine months ended September 30, 2004 and the combined nine months ended September 30, 2003 was $484.0 million and $475.2 million, respectively. Gross margin, excluding the effects of purchase accounting, increased to 69.9% for the nine months ended September 30, 2004 from 69.4% for the combined nine months ended September 30, 2003.

General and Administrative Expense

General and administrative expense, excluding depreciation and amortization, increased $20.7 million, or 25.4%, to $102.3 million for the nine months ended September 30, 2004 from $81.6 million for the combined nine months ended September 30, 2003. The increase was primarily due to the termination of annual advisory fees and increases in employee costs, advertising expense and contracting and professional fees offset by decreases in bad debt expense and other general and administrative.

Employee costs increased $14.0 million, or 84.8%, to $30.5 million for the nine months ended September 30, 2004 and from $16.5 million for the combined nine months ended September 30, 2003, respectively. Employee costs include salaries and wages, benefits and other employee costs. Salaries and wages increased $5.6 million, or 53.8%, to $16.0 million for the nine months ended September 30, 2004 from $10.4 million for the combined nine months ended September 30, 2003. The increase in salaries and wages was due to additional stand-alone costs resulting from operating the Company as a separate entity from Qwest. Prior to 2004, the functions of finance, human resources, real estate and information technology were provided primarily by Qwest and were included in other general and administrative expense as affiliate expenses. Benefits increased $3.6 million, or 75.0%, to $8.4 million for the nine months ended September 30, 2004 from $4.8 million for the combined nine months ended September 30, 2003. This increase is primarily due to higher costs of medical benefits and to the absence of pension credits recognized in 2004 related to Qwest’s overfunded pension plan from which benefits were recognized in 2003. Other employee costs were $6.1 million and $1.3 million for the nine months ended September 30, 2004 and for the combined nine months ended September 30, 2003, respectively. The increase in other employee costs is primarily related to accrued costs of $4.7 million related to the planned workforce reduction as a result of the efficiencies gained by the replacement of our core production platform with technology from Amdocs.

Advertising expense increased $5.6 million, or 72.7%, to $13.3 million for the nine months ended September 30, 2004 from $7.7 million for the combined nine months ended September 30, 2003 due to additional media advertisements and exclusivity arrangements designed to increase consumer awareness, including promoting the new Dex trademark and product offerings. Advertising as a percent of revenue, excluding the effects of purchase accounting, increased to 1.9% for the nine months ended September 30, 2004 compared to 1.1% for the combined nine months ended September 30, 2003.

Contracting and professional fees increased $2.4 million, or 18.3%, to $15.5 million for the nine months ended September 30, 2004 from $13.1 million for the combined nine months ended September 30, 2003.

Bad debt expense decreased $3.6 million, or 17.0%, to $17.4 million for the nine months ended September 30, 2004 from $20.9 million for the combined nine months ended September 30, 2003. Bad debt expense as a percent of total revenue, excluding the effects of purchase accounting, was 2.5% for the nine months ended September 30, 2004 compared to 3.1% for the combined nine months ended September 30, 2003. The decrease in bad debt expense is primarily a result of improved and accelerated collection efforts on local advertiser accounts combined with higher expense in combined 2003 relating to the bankruptcy of a specific CMR.

In connection with the initial public offering, we paid $5.0 million to each of our two Sponsors to eliminate the $2.0 million aggregate annual advisory fee payable under the management consulting agreements. This nonrecurring termination fee was not incurred in the prior year period. The annual advisory fee paid in prior periods is included in contracting and professional fees.

All other general and administrative expense, decreased $7.8 million, or 33.3%, to $15.6 million for the nine months ended September 30, 2004 from $23.4 million for the combined nine months ended September 30, 2003. For the combined nine months ended September 30, 2003, other general and administrative expense included affiliate charges from Qwest, including finance, human resources, real estate and information technology with the costs of such expenses incurred directly in salaries and wages for the nine months ended September 30, 2004.

The condensed consolidated results of operations for the nine months ended September 30, 2004 include the results of operations for Dex Media West subsequent to the Acquisition, whereas the condensed consolidated results of operations for the nine months ended September 30, 2003 do not include the results of Dex West prior to the Acquisition. Consequently, the results of operations for the periods presented in the financial statements are not comparable. As such, we have provided a comparison of the nine months ended September 30, 2004 to the combined nine months ended September 30, 2003 in the previous section. In addition and as described further below, in connection with the Acquisition, we acquired intangible assets subject to amortization and incurred significant indebtedness.

Amortization of Intangibles

In connection with the Acquisition, we recorded significant intangible assets at the date of Acquisition. Substantial portions of these assets have definite lives and are subject to amortization. For the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, we recognized $173.5 million and $14.1 million, respectively, in amortization expense related to our identifiable intangible assets.

Interest Expense

We incurred significant indebtedness in connection with the Acquisition. As such, interest expense subsequent to and prior to the Acquisition are not comparable. We recognized interest expense of $162.3 million and $16.6 million for the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, respectively. Interest expense for the nine months ended September 30, 2004 includes $19.8 million of amortization of deferred financing costs and $1.8 million of early redemption premiums paid to redeem a portion of our senior subordinated notes.

Income Taxes

SFAS No. 109 requires that we recognize deferred income tax assets on net operating losses to the extent realization of these assets is more likely than not. As of September 30, 2004 we have recorded $18.9 million of deferred income tax assets resulting primarily from net operating loss carryforwards. Based upon current projections of income and expenses, we have determined that it is more likely than not that we will utilize these deferred tax assets before the expiration of the net operating loss carryforward periods. Accordingly, no valuation allowance has been recorded.

The combined year 2003 compared to the Predecessor year ended December 31, 2002.

For purposes of comparison and analysis of the Combined Year 2003 to the year ended December 31, 2002, the Successor Period from September 10 to December 31, 2003, has been combined with the Predecessor Period from January 1 to September 9, 2003 (the “Combined Year 2003”). Although we have provided these combined results in order to provide a more meaningful discussion of the periods presented, this presentation is not in accordance with generally accepted accounting principles due to the change in basis of assets that resulted from the Acquisition.

The results of operations below include the effects of purchase accounting in 2003 and therefore are not comparable. Please refer to the section “—Items Affecting Comparability Between Periods” and the discussion below for detail regarding the effects of these adjustments.

	Dex Media West	Predecessor		Predecessor
(Dollars in thousands)	Period from September 10 to December 31, 2003	Period from January 1 to September 9, 2003	Combined Year 2003	Year Ended December 31, 2002
Revenue:
Local directory services	$202,250	$520,794	$723,044	$742,896
National directory services	4,046	94,349	98,395	136,303

Total directory services	206,296	615,143	821,439	879,199
Other revenue	7,701	15,017	22,718	21,001

Total revenue	213,997	630,160	844,157	900,200
Cost of revenue	63,661	193,282	256,943	281,754

Gross profit	150,336	436,878	587,214	618,446
Gross margin	70.3%	69.3%	69.6%	68.7%
General and administrative expense, including bad debt expense	$45,299	$74,241	$119,540	$93,723

Revenue

Total revenue decreased by $56.0 million or 6.2%, to $844.2 million for the Combined Year 2003 from $900.2 million for the year ended December 31, 2002. Excluding the effects of purchase accounting for deferred revenue, which totaled $73.8 million, total revenue for the Combined Year 2003 would have been $918.0 million, a $17.8 million, or 2.0% increase from the same period in 2002. Total revenue, excluding the effects of purchase accounting, included $895.2 million in directory services revenue and $22.7 million in revenue for all other products. The increase in total revenue, excluding the effects of purchase accounting, is substantially due to increases in local directory services revenue offset by decreases in revenue from national advertisers, as discussed below.

Total directory services revenue, which consists of local and national directory services revenue, decreased $57.8 million, or 6.6% to $821.4 million for the Combined Year 2003 from $879.2 million for the year ended

December 31, 2002. Excluding the effects of purchase accounting, total directory services revenue increased by $16.0 million, or 1.8%, to $895.2 million for the Combined Year 2003.

Directory services revenue is affected by a variety of volume and pricing factors. Volume related factors include quantity of advertisements sold, the change in mix of advertisements among our product families, the proportion of advertisements sold with premium features, the volume of promotional services obtained from our advertisers in exchange for our publication of their advertisement in our directories and the number of local advertiser disconnects during a period. Pricing factors include price increases related to our standard rates that may be made from time to time in varying markets for varying categories, offset by discount programs that may be initiated in local markets for certain advertiser headings. Such factors generally affect the dollar volume of orders initiated in a period which are recognized as revenue over the life of a given directory, beginning in the month of publication. Multiple factors contribute to changes in revenue, and although no single factor can be distinguished as the primary cause, improvements in product mix and pricing, combined with stable customer retention, contributed to our changes in directory services revenue.

Local directory services revenue decreased $19.9 million, or 2.7% to $723.0 million for the Combined Year 2003 compared to $742.9 million for the year ended December 31, 2002. Local directory services revenue, excluding the effects of purchase accounting which totaled $37.1 million, increased by $17.2 million, or 2.3% to $760.1 million for the Combined Year 2003 from $742.9 million for the year ended December 31, 2002. Local directory services revenue, excluding the effects of purchase accounting, accounted for 82.8% and 82.5% of revenue for the Combined Year 2003 and the year ended December 31, 2002, respectively.

Revenue from national advertisers, including Qwest, decreased $37.9 million, or 27.8%, to $98.4 million for the Combined Year 2003, as compared to the year ended December 31, 2002. Revenue from national advertisers, including Qwest, excluding the effects of purchase accounting which totaled $36.7 million, decreased $1.2 million, or 0.9% to $135.1 million for the Combined Year 2003 compared to $136.3 million for the year ended December 31, 2002. Revenue from national advertisers, including Qwest, for the Combined Year 2003 accounted for 14.7% of revenue, excluding the effects of purchase accounting, as compared to 15.1% for the year ended December 31, 2002.

Other revenue increased by $1.7 million, or 8.2%, to $22.7 million for the Combined Year 2003 from $21.0 million for the year ended December 31, 2002.

Cost of Revenue

Cost of revenue recognized was $256.9 million for the Combined Year 2003 compared to $281.8 million for the year ended December 31, 2002. Excluding the effects of purchase accounting for deferred costs, which totaled $21.1 million for the period from September 10 to December 31, 2003, cost of revenue recognized would have been $278.0 million for the Combined Year 2003. Cost of revenue recognized represented 30.3% of revenue, excluding the effects of purchase accounting, for the Combined Year 2003, compared to 31.3% of revenue for the year ended December 31, 2002.

For the Combined Year 2003 and the year ended December 31, 2002, we and our Predecessor incurred costs subject to deferral and amortization of $269.7 million and $269.1 million, respectively. Costs subject to deferral and amortization include employee costs, direct costs of publishing, sales commissions, and other costs.

Employee costs incurred during the period increased by $14.0 million, or 13.3% to $119.2 million for the Combined Year 2003 from $105.2 million for the year ended December 31, 2002. This increase was primarily a result of increases in the number of employees, higher cost of medical insurance and higher sales commissions and sales incentives paid to employees.

Direct costs of publishing incurred during the period, which primarily include paper, printing and distribution, were $87.0 million and $99.5 million for the Combined Year 2003 and for the year ended

December 31, 2002, respectively. The decrease is primarily a result of differences in directory publication schedules between the periods.

National commissions decreased $0.7 million, or 2.7% to $25.7 million for the Combined Year 2003 from $26.4 million for the year ended December 31, 2002.

Other costs of revenue incurred during the period, which primarily includes systems expense, office and facilities expense, and professional fees was $37.8 million for the Combined Year 2003 compared to $38.0 million for the year ended December 31, 2002.

Gross Profit

Our gross profit was $587.2 million for the Combined Year 2003 compared to $618.4 million for the year ended December 31, 2002. Excluding the effects of purchase accounting, gross profit for the Combined Year 2003 would have been $639.9 million compared to $618.4 million for the year ended December 31, 2002. Gross margin, excluding the effects of purchase accounting, increased to 69.7% for the Combined Year 2003 from 68.7% for the year ended December 31, 2002.

General and Administrative Expense

General and administrative expense, excluding depreciation and amortization, increased $25.8 million, or 27.5%, to $119.5 million for the Combined Year 2003 from $93.7 million for the year ended December 31, 2002. The increase was primarily due to increases in salaries and wages, benefits, advertising and office and facilities expense.

Salaries and wages increased $16.3 million to $23.7 million for the Combined Year 2003 from $7.4 million for the year ended December 31, 2002. The increase in salaries and wages was due to additional employees in information technology, finance and human resources. Prior to 2003, these functions were provided primarily by Qwest and were included in other general and administrative expense. In addition, the Combined Year 2003 also includes an increase in accrued bonus compensation.

Benefits increased $5.9 million to $8.2 million for the Combined Year 2003 from $2.3 million for the year ended December 31, 2002. This increase is primarily due to pension credits in 2002 compared to pension expense for the Combined Year 2003.

Bad debt expense decreased $1.3 million, or 4.2%, to $30.0 million for the Combined Year 2003 from $31.3 million for the year ended December 31, 2002. Bad debt expense as a percent of total revenue, excluding the effects of purchase accounting, was 3.3% for the Combined Year 2003 compared to 3.5% for the year ended December 31, 2002.

Advertising increased $12.1 million to $15.1 million for the Combined Year 2003 from $3.0 million for the year ended December 31, 2002 due to efforts to increase customer awareness, including promoting the new Dex trademark and product offerings. Advertising as a percent of revenue, excluding the effects of purchase accounting, increased to 1.6% from 0.3% for the Combined Year 2003 compared to the year ended December 31, 2002, respectively.

Office and facilities expense was $18.1 million for the Combined Year 2003 compared to $17.7 million for the year ended December 31, 2002.

All other general and administrative expense, decreased $7.6 million, or 23.8%, to $24.4 million for the Combined Year 2003 from $32.0 million for the comparable period in 2002. For the year ended December 31, 2002, other general and administrative expense includes allocations from Qwest with the costs of such services incurred directly in salaries and wages for the Combined Year 2003.

The Combined Year 2003 includes the results of operations of Dex Media West subsequent to the Acquisition and Dex West prior to the Acquisition whereas the results of operations for the year ended December 31, 2002 include only the results of Dex West and therefore are not comparable. As such, we have provided the Combined Year 2003 compared to the year ended December 31, 2002 in the previous section. In addition and as described further below, in connection with the Acquisition we acquired intangible assets subject to amortization and incurred significant indebtedness.

Amortization of Intangibles

In connection with the Acquisition, we recorded significant intangible assets at the date of Acquisition. Substantial portions of these assets have definite lives and are subject to amortization. For the period from September 10 to December 31, 2003 we recognized $75.7 million in amortization expense related to our identifiable intangible assets. There were no comparable expenses in the Predecessor periods.

Interest Expense

We incurred significant indebtedness in connection with the Acquisition and did not acquire the indebtedness of our Predecessor. As such, interest expense between the Predecessor Period and the Successor Period is not comparable. We recognized interest expense of $70.5 million for the period from September 10 to December 31, 2003.

Income Taxes

SFAS No. 109 requires that we recognize deferred income tax assets on net operating losses to the extent realization of these assets is more likely than not. As of December 31, 2003 we have recorded $17.7 million of deferred income tax assets resulting primarily from net operating loss carryforwards of $46.8 million. Based upon current projections of income and expenses, we have determined that it is more likely than not that we will utilize these deferred tax assets before the expiration of the net operating loss carryforward periods. Accordingly, no valuation allowance has been recorded.

Predecessor year ended December 31, 2002 compared to the Predecessor year ended December 31, 2001.

	Predecessor
(Dollars in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenue
Local directory services	$742,896	$719,112
National directory services	136,303	137,719

Total directory services	879,199	856,831
Other revenue	21,001	23,381

Total revenue	900,200	880,212
Cost of revenue	281,754	272,732

Gross profit	618,446	607,480
Gross margin	68.7%	69.0%
General and administrative expense, including bad debt expense	$93,723	$74,973

Revenue

Total revenue increased by $20.0 million or 2.3%, to $900.2 million for the year ended December 31, 2002 from $880.2 million for the year ended December 31, 2001. Total revenue for the year ended December 31, 2002 included $879.2 million in directory services revenue and $21.0 million in revenue for all other products. The increase in total revenue is substantially due to increases in local directory services revenue offset by decreases in revenue from national advertisers and other revenue, as discussed below.

Total directory services revenue, which consists of local and national directory services revenue, increased $22.4 million, or 2.6%, to $879.2 million for the year ended December 31, 2002 from $856.8 million for 2001.

Directory services revenue is affected by a variety of volume and pricing factors. Volume related factors include quantity of advertisements sold, the change in mix of advertisements among our product families, the proportion of advertisements sold with premium features, the volume of promotional services obtained from our advertisers in exchange for our publication of their advertisement in our directories and the number of local advertiser disconnects during a period. Pricing factors include price increases related to our standard rates that may be made from time to time in varying markets for varying categories, offset by discount programs that may be initiated in local markets for certain advertiser headings. Such factors generally affect the dollar volume of orders initiated in a period which are recognized as revenue over the life of a given directory, beginning in the month of delivery. Multiple factors contribute to changes in revenue, and although no single factor can be distinguished as the primary cause, improvements in product mix and pricing, combined with stable account renewal, contributed to our changes in directory services revenue.

Local directory services revenue increased $23.8 million, or 3.3%, to $742.9 million for the year ended December 31, 2002 compared to $719.1 million for the same period in 2001. Local directory services revenue accounted for 82.5% and 81.7% of revenue for the years ended December 31, 2002 and 2001, respectively.

Revenue from national advertisers, including Qwest, decreased $1.4 million, or 1.0%, to $136.3 million for the year ended December 31, 2002, as compared to $137.7 million during the same period in 2001. Revenue from national advertisers, including Qwest, for the year ended December 31, 2002 accounted for 15.1% of revenue as compared to 15.6% of revenue for the same period in 2001.

Other revenue decreased by $2.4 million, or 10.2%, to $21.0 million for the year ended December 31, 2002 from $23.4 million for the same period in 2001.

Cost of Revenue

Cost of revenue recognized was $281.8 million for the year ended December 31, 2002 compared to $272.7 million for the same period in 2001. Cost of revenue recognized represented 31.3% of revenue for the year ended December 31, 2002, compared to 31.0% of revenue for the same period in 2001.

For the years ended December 31, 2002 and 2001 our Predecessor incurred costs subject to deferral and amortization of $269.1 million and $272.3 million, respectively. Costs subject to deferral and amortization include employee costs, direct costs of publishing, sales commissions, services from Qwest and its affiliates and other costs.

Employee costs incurred during the period increased by $1.0 million, or 1.0% to $105.2 million for the year ended December 31, 2002 from $104.2 million in the same period in 2001. These increases were primarily a result of increases in the number of employees, higher cost of medical insurance and higher sales commissions and sales incentives paid to employees.

Direct costs of publishing incurred during the period, which include paper, printing and distribution, were $99.5 million and $100.7 million for the year ended December 31, 2002 and 2001, respectively. The decrease is primarily a result of a reduction in the price of paper.

National commissions decreased $9.6 million, or 26.7%, to $26.4 million from $36.0 million for the same period in 2001. Other cost of revenue incurred during the period, which include facilities expense, increased by $6.6 million, or 21.0% to $38.0 million from $31.4 million for the same period in 2002.

Gross Profit

Our gross profit was $618.4 million for the year ended December 31, 2002 compared to $607.5 million for the same period in 2001. Gross margin decreased to 68.7% for the year ended December 31, 2002 from 69.0% for the same period in 2001.

General and Administrative Expense

General and administrative expense, excluding depreciation and amortization, increased $18.8 million, or 25.0%, to $93.7 million from $75.0 million for the same period in 2001. The increase was primarily due to increases in benefits, advertising and office and facilities expense.

Salaries and wages decreased $0.2 million, or 2.6%, to $7.4 million for the year ended December 31, 2002 from $7.6 million in the same period in 2001.

Benefits increased $9.6 million to $2.3 million for the year ended December 31, 2002 from a credit of $7.3 million in the same period in 2001 due to decreasing pension credits as the overfunded status in the plan dwindled.

Bad debt expense increased $1.2 million, or 4.1%, to $31.3 million for the year ended December 31, 2002 from $30.1 million for the same period in 2001. Bad debt expense as a percent of total revenue was 3.5% for the year ended December 31, 2002 compared to 3.4% for the same period in 2001.

Advertising decreased $6.5 million, or 68.4%, to $3.0 million for the year ended December 31, 2002 from $9.5 million for the same period in 2001. Advertising as a percent of revenue decreased to 0.3% from 1.1% for the year ended December 31, 2002 and 2001, respectively.

Office and facilities expense increased $4.8 million, or 37.2%, to $17.7 million for the year ended December 31, 2002 from $12.9 million for the same period in 2001. The increase in office expense is primarily due to increased spending for technology costs.

All other general and administrative expense increased $9.8 million to $32.0 million for the year ended December 31, 2002 from $22.2 million for the comparable period in 2001.

Income Taxes

SFAS No. 109 requires that we recognize deferred income tax assets on net operating losses to the extent realization of these assets is more likely than not. As of December 31, 2002 our Predecessor recorded $18.4 million of deferred income tax assets resulting primarily from differences in the timing of revenue and cost of revenue recognition for tax purposes. Based upon current projections of income and expenses, we have determined that it is more likely than not that we will utilize these deferred tax assets before the expiration of the net operating loss carryforward periods. Accordingly, no valuation allowance has been recorded.

Liquidity and Capital Resources

Overview

Following the consummation of the Acquisition, our primary source of liquidity continues to be cash flow generated from operations. We also have availability under our revolving credit facility, subject to certain conditions.

In connection with the Acquisition, we incurred $2,213.0 million of borrowings under our credit facilities and $1,165.0 million of indebtedness with the issuance of our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes. As of September 30, 2004, we had outstanding $3,014.8 million in aggregate indebtedness due to aggregate debt repayments since the Acquisition of $363.2 million. As a result, we are significantly leveraged and our liquidity requirements will be significantly increased, primarily due to increased debt service obligations. In connection with the initial public offering of common stock by Dex Media, we redeemed $18.2 million of our 9 7/8% senior subordinated notes at a redemption price of 109 7/8% plus accrued and unpaid dividends on August 26, 2004 with a portion of the proceeds from the initial public offering.

Our credit facilities consist of a revolving credit facility and term loan facilities. The revolving credit facility expiring in September 2009 is comprised of total principal of up to $100.0 million available for general corporate purposes, subject to certain conditions. The term loan facilities consist of a Tranche A term loan facility and a Tranche B term loan facility, which mature in September 2009 and March 2010, respectively.

Our credit facilities bear interest, at our option, at either:

•	a base rate used by JPMorgan Chase Bank, N.A., plus an applicable margin; or

•	a eurocurrency rate on deposits for one, two, three or six-month periods (or nine or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus an applicable margin.

The applicable margins on loans under our revolving credit facility, the Tranche A term loan facility and the Tranche B term loan facility are subject to change depending on our leverage ratio.

In addition to paying interest on outstanding principal amounts under our credit facilities, we are required to pay an annual commitment fee of 0.375% (reduced from 0.5% when the credit facilities were amended on June 11, 2004) to the lenders for the unused commitments under our revolving credit facility. The commitment fee is payable quarterly in arrears and is subject to change depending on our leverage ratio.

On June 11, 2004, we entered into an amended and restated credit agreement to, among other things, (i) reduce the applicable margins on loans under our credit facilities and the commitment fee on the revolving credit facility, (ii) permit the redemption of all of Dex Media’s 5% Series A preferred stock, which is held by our Sponsors and management, plus accrued and unpaid dividends, (iii) permit the redemption of up to 35% of our outstanding 9 7/8% senior subordinated notes due 2013 and its associated redemption premium, plus accrued and unpaid interest from proceeds from the initial public offering of Dex Media’s common stock, (iv) make a final lump sum payment to our Sponsors to terminate the annual advisory fee payable under the management consulting agreement, and (v) permit us to distribute to Dex Media the funds required to meet the quarterly dividends on its common stock if and when such dividends are declared, up to $40.6 million annually. The amendments to the credit agreement, except the repricing of the applicable margins and commitment fee which were effective on June 11, 2004, were effective immediately upon the consummation of the initial public offering of Dex Media’s common stock on July 27, 2004.

On November 24, 2004, we amended our credit facilities to, among other things, allow for the repricing of the Tranche B term loans. In addition, we repaid approximately $300.0 million of our Tranche A term loans with the proceeds of the outstanding notes and used available cash on hand to pay the fees and expenses related to the offering of the outstanding notes.

Our credit facilities contain negative and affirmative covenants and requirements affecting us and domestic subsidiaries that we create or acquire, with certain exceptions set forth in our credit agreement. Our credit facilities contain the following negative covenants and restrictions, among others: restrictions on liens, sale-leaseback transactions, incurrence of debt, payment of dividends and other restricted junior payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates, capital expenditures, amendments to charter, by-laws and other material documents, hedging agreements and inter-company indebtedness. Our credit facilities also require us to meet certain financial covenants, including leverage ratios, an interest coverage ratio and a fixed charges coverage ratio.

We entered into a billing and collection services agreement with Qwest LEC upon the consummation of the Acquisition, which was renewed effective November 1, 2004. Under the renewed agreement, Qwest LEC will continue until December 31, 2008 to bill and collect, on our behalf, amounts owed by our accounts, that are also Qwest local telephone customers, for our directory services. In 2003, Qwest LEC billed approximately 47% of our revenue, excluding the effects of purchase accounting, on our behalf, and we billed the remaining 53% directly. Qwest LEC bills the account on the same billing statement on which it bills the customer for local telephone service. Subsequent to the Dex East Acquisition, we developed and continue to maintain the ability to transition from the Qwest LEC billing and collection system to our own billing and collection system, for those accounts billed by Qwest, within approximately two weeks should we choose to do so.

Sources of Liquidity

Nine months ended September 30, 2004

Net cash provided by operations was $206.2 million and $61.5 million for the nine months ended September 30, 2004 and for the period from September 10 to September 30, 2003, respectively. Cash provided by operations was generated primarily from cash receipts from the sale of directory advertisements, reduced by cash disbursements for cost of revenue incurred, general and administrative expenses and interest expense.

Net cash used for investing activities was $20.5 million and $4,346.4 million for the nine months ended September 30, 2004 and for the period from September 10 to September 30, 2003, respectively. The principal use of cash for investing activities for the nine months ended September 30, 2004 was $25.7 million of expenditures for property, plant and equipment and software. The principal source of cash flows from investing activities for the nine months ended September 30, 2004 was $5.2 million cash received in settlement of the working capital true up for assets acquired and liabilities assumed in the Acquisition. The principal use of cash for investing activities for the period from September 10 to September 30, 2003 was $4.3 billion for the acquisition of Dex West including acquisition costs.

Net cash (used for) and provided by for financing activities was ($187.5 million) and $4,293.3 million for the nine months ended September 30, 2004 and for the period from September 10 to September 30, 2003, respectively. Significant uses of cash for financing activities for the nine months ended September 30, 2004 included $188.2 million total debt repayments of which $18.2 million was the redemption of the senior subordinated notes in conjunction with the initial public offering. The main uses of cash flows for the period from September 10 to September 30, 2003 were $80.0 million of repayments on long-term borrowings. The principal sources of cash flows for the period from September 10 to September 30, 2003 were borrowings of $3.4 billion and contributions from parent of $1.1 billion.

Successor Period and Predecessor Period

Net cash provided by operations was $170.9 million for the Successor Period and $298.8 million for the Predecessor Period. Cash provided by operations was generated primarily from cash receipts from the sale of directory advertisements, reduced by cash disbursements for cost of revenue incurred, general and administrative expenses and interest expense.

Net cash used for investing activities was $4,354.9 million for the Successor Period, and $15.9 million for the Predecessor Period. The principal use of cash for investing activities for the Successor Period was the $4,290.1 million purchase price to acquire Dex West.

Net cash provided by financing activities was $4,188.6 million for the Successor Period, and net cash used for financing activities was $170.9 million for the Predecessor Period. The principal sources of cash flows from financing activities for the Successor Period were $3,378.0 million of borrowings and $1,122.0 million of owner contributions to fund the Acquisition. Significant uses of cash flows for financing activities for the Successor Period include $175.0 million of repayments on long-term borrowings and $108.7 million for payments of financing costs.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend to a large extent on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least the next 12 months.

We cannot assure you, however, that our business will generate cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. The restrictive covenants under the note indentures governing the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the notes and the credit agreement prohibit us from commingling the funds of Dex Media East with our funds. They also prohibit us from borrowing any funds from Dex Media East. Despite the restrictive covenants under the note indentures governing the 8 1/2% senior notes, 9 7/8% senior subordinated notes and the notes and the credit agreement limiting our ability to incur additional indebtedness and dispose of our assets, we have multiple sources of limited liquidity that we may access to meet our ongoing business needs, including:

(i)	Cash from operating cash flow.

(ii)	Up to $100.0 million of the revolving credit facility available to us as of September 30, 2004.

(iii)	Other unsecured indebtedness which we may incur up to an aggregate principal amount of $75.0 million.

(iv)	We may sell, or dispose of, assets up to $15.0 million annually, subject to an aggregate amount of $30.0 million.

(v)	The proceeds from any debt issuance which we may use as long as our leverage ratio is at or below 4.0 to 1.0.

(vi)	We may use the proceeds from any equity offering as follows: a) 50%, if our leverage ratio is above 4.0 to 1.0 or b) 100%, if our leverage ratio is at or below 4.0 to 1.0. As a condition to the closing of Dex Media initial public offering, we amended our credit facility to, among other things, allow us access to a portion of the proceeds from the initial public offering irrespective of our leverage ratio.

The credit agreement and indentures governing the 8 1/2% senior notes, 9 7/8% senior subordinated notes and the notes permit us to pursue the option of financing our capital expenditures with capital leases as long as the aggregate outstanding balance of capital leases is not in excess of $45.0 million at any time. As of September 30, 2004, the outstanding balance of capital leases was $0.5 million.

Our access to liquidity will improve significantly when our leverage ratio drops below 4.0 to 1.0. The leverage ratio can be improved by reducing debt level or increasing the amount of earnings before interest, taxes, depreciation and amortization (“EBITDA”). When our leverage ratio is under 4.0 to 1.0, we may retain any proceeds from debt or equity issuances for any business purpose, except for optional repayment of non-credit facility related debt with equity proceeds. If we use equity proceeds to optionally repay a cumulative amount of non-credit facility related debt in excess of $20.0 million, we are required to repay equal amounts of debt under our term facilities with the proceeds from the same equity issuances.

Uses of Liquidity

We expect that our primary liquidity requirements will be for debt service on our credit facilities, the 8 1/2% senior notes, the 9 7/8% senior subordinated notes and the outstanding notes, capital expenditures and working capital. During the nine months ended September 30, 2004, we used the funds generated from operations in excess of liquidity requirements to make optional repayments under our credit facilities.

Our capital expenditure requirements over the last three years (including the Combined Year 2003) averaged $19.3 million per year, or 2.1% of average total revenue, excluding the effects of purchase accounting. We expect that our capital expenditures in 2004 will not be materially greater than in the Combined Year 2003. Over the next twelve months, a significant portion of our capital expenditures will be spent on software development and implementation including the replacement of our production system with technology from Amdocs.

The following table sets forth, as of December 31, 2003, debt, lease and employment agreement obligations for the next several years:

(Dollars in thousands)	2004	2005	2006	2007	2008	2009 and Thereafter	Total
Debt, Lease and Employment Agreement Obligations:
Long-Term Debt	$20,178	$155,382	$203,176	$241,576	$264,376	$2,318,312	$3,203,000
Operating Leases	7,904	6,563	4,732	2,636	1,259	1,109	24,203
Capital Leases	423	439	245	15	—	—	1,122
Employment Agreements(1)	1,995	1,691	173	—	—	—	3,859

Total Debt, Lease and Employment Agreement Obligations	$30,500	$164,075	$208,326	$244,227	$265,635	$2,319,421	$3,232,184

(1)	The amounts set forth above represent the amount of base salary payable to the executives during the initial term of employment assuming that all such executives remain employed by us until the end of the initial term. The costs of base salary for certain such executives are currently allocated between us and Dex Media East and our allocated portion is included above. For additional information regarding the employment agreements of certain of our senior executive officers, please see “Executive Compensation—Employment Agreements.”

Our debt portfolio, consisting of the amounts borrowed under the credit facilities, our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes, is comprised of 38.0% fixed rate debt and 62.0% floating rate debt as of September 30, 2004. Mandatory repayments or optional repayments under the credit facilities in the future will cause the percentage of fixed rate debt in our debt portfolio to increase. As our fixed rate debt as a percentage of our total debt increases, the effective interest rate of our debt portfolio will rise. Due to the current low interest rate environment, the floating rate debt under the credit facilities has significantly lower interest rates than the fixed interest rates of our outstanding 8 1/2% senior notes and 9 7/8% senior subordinated notes. If short-term interest rates rise, the effective interest rate of our portfolio will also increase.

Tranche A and Tranche B of our term loan credit facilities have required quarterly principal repayments that were scheduled to begin June 30, 2004 and continue until the maturity dates of the facilities. Any optional repayment is applied to reduce the subsequent scheduled repayments of each tranche, in direct order of the first four scheduled repayments, and thereafter, ratably. As a result of the optional repayments made since

September 10, 2003, the required quarterly payments for Tranche A and for Tranche B in the period from June 30, 2004 to March 31, 2005 have been reduced to zero. The first mandatory repayment is now due June 30, 2005.

On November 10, 2003, our indirect parent, Dex Media, issued $500.0 million of 8% notes due 2013 and $389.0 million aggregate principal amount at maturity of 9% discount notes due 2013 for gross proceeds of $750.2 million. On February 11, 2004, our indirect parent, Dex Media, issued another $361.0 million aggregate principal amount at maturity of 9% discount notes due 2013 for gross proceeds of $250.5 million. The gross proceeds of $750.2 million and $250.5 million were paid by Dex Media as a distribution to its parent and ultimately to the Sponsors. These notes are expected to be serviced and repaid from distributions to Dex Media from us and our affiliate, Dex Media East, subject in each case to restrictions contained in our respective debt agreements. Accordingly, our cash requirements will increase in May 2009 when cash interest becomes payable on Dex Media’s 9% discount notes.

Dex Media has no operations of its own and derives all of its cash flow and liquidity from its subsidiaries. It depends on the earnings and the distribution of funds from us and Dex Media East to meet its business needs. Although we are not obligated to make funds available to Dex Media for any purpose, we are expected to make cash distributions of up to $11.6 million to Dex Media semi-annually to service its cash interest obligations on its 8% notes due 2013, subject to certain covenant requirements under the indentures governing the 8 1/2% senior notes, 9 7/8% senior subordinated notes and the notes and the credit agreement. Although the terms of our credit facilities permit us to pay cash distributions to Dex Media in an amount not to exceed 58% of the regularly scheduled interest payments on the initial $250.0 million of the $500.0 million of 8% notes due 2013, we must meet an interest coverage ratio for the four consecutive fiscal quarters prior to the payment of the distribution to Dex Media to cover our 58% portion of the regularly scheduled interest payments on the remaining $250.0 million of the $500.0 million of 8% notes due 2013. The indentures relating to our senior notes and senior subordinated notes permit up to $50.0 million in any fiscal year to be distributed to Dex Media to make interest payments on Dex Media’s 9% discount notes and 8% notes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2004, we had no borrowings outstanding under our revolving credit facility, $830.2 million of debt outstanding under our Tranche A term loan facility and $1,037.8 million of debt outstanding under our Tranche B term loan facility. Interest payable on our revolving credit facility and each of our term loan facilities is based upon variable rates. Accordingly, our earnings and cash flows are affected by changes in interest rates. Assuming we had incurred this level of borrowings on January 1, 2004 with interest payable at variable rates and assuming a one percentage point increase in the weighted average interest rate under these borrowings, we estimate that our interest expense for the nine months ended September 30, 2004 would have increased by approximately $14.2 million. In October 2004, we entered into four fixed interest rate swaps with an aggregate notional amount of $300 million, with applicable preset monthly fixed rates ranging from 1.901% to 3.61%. The interest rate swaps will expire in October 2006. In November 2004, we entered into six interest rate swap agreements to convert the 5 7/8% fixed interest rates on our senior notes payable to a floating interest rate. The interest rate swap agreements have an aggregate notional amount of $300.0 million, floating rate LIBOR that resets semiannually in May and November, and expire in November 2011. We do not intend to use any financial derivative instruments for speculative purposes.

Material Trends, Known Facts and Uncertainties

Advertising Revenue

Directory services revenue is our most significant source of revenue. Competition from other yellow pages publishers affects our ability to attract and retain advertisers and to increase advertising rates.

Paper Prices

Paper is our principal raw material. Substantially all of the paper that we use (other than for covers) is supplied by two companies: Nippon Paper Industries USA Co., Ltd. (formerly Daishowa America Co., Ltd.) and Norske Skog Canada (USA), Inc. Prices under the two agreements are negotiated each year based on prevailing market rates, which have been declining consistent with general U.S. market trends for directory paper over the last three years. After recent favorable trends, during the second half of 2004, pulp prices have been increasing at rates higher than the general inflation rate. This may ultimately result in upward pressure on our paper prices.

Stand-Alone Costs

Historically, Dex West reimbursed Qwest for services Qwest and its affiliates provided to Dex West based upon either (1) tariffed or negotiated contract rates, (2) market prices or (3) fully distributed costs. The historical costs for services provided to the Predecessor by Qwest affiliates do not reflect the expenses that we have begun to incur as a stand-alone company. As of December 31, 2003 we completed the replacement of the services provided by Qwest and Qwest LEC with services provided internally or through arrangements with third parties. The costs we incur on a stand-alone basis are not comparable to historical costs for services previously provided by Qwest and its affiliates.

Usage

Based on industry sources, overall usage of printed yellow pages directories in the U.S. declined by a compound annual rate of approximately 2% between 1998 and 2003. Several factors, including the publication of competing directories and the increased usage of Internet-based directories, could cause usage of our printed directories to continue to decline. Any declines in usage could limit our ability to maintain or increase our advertising prices, cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases and discourage businesses that do not purchase advertising in our yellow pages directories from doing so. Any of these factors could affect our ability to generate revenue and have a material adverse effect on our business.

On-Line Migration

Although we remain primarily focused on our printed directories, we also market an Internet-based directory service, DexOnline.com (formerly Qwestdex.com), to our advertisers. We view our Internet-based directory as a complement to our print product rather than as a stand-alone business. We believe that any decline in the usage of our printed directories could be offset in part by an increase in usage of our Internet-based directory. We also believe that increased usage of Internet-based directories will continue to support overall usage and advertising rates in the U.S. directory advertising industry and could provide us with growth in advertisements. However, if we cannot provide services over the Internet successfully or compete successfully with other Internet-based directory services, our business could be negatively impacted.

Bond Ratings

In anticipation of the initial public offering and the use of a portion of the proceeds to reduce debt, on May 17, 2004 Standard and Poor’s revised the outlook on our credit ratings to stable from negative.

On July 28, 2004, Moody’s Investor Service upgraded the credit ratings of our credit facilities, senior notes and senior subordinated notes by two notches. The rating upgrade does not have any immediate impact on our financing costs.

Competition

The U.S. directory advertising industry is competitive. There are a number of independent directory publishers and publishers affiliated with local exchange carriers with which we compete in one or more of the Dex West States. For example, new competitive directories were introduced in four of our top ten markets in 2003 compared to just one new competitive directory in 2002.

Through our Internet-based directory, we compete with these publishers and with other Internet sites providing search and classified directory information. In addition, we compete against other forms of media, including newspapers, radio, television, the Internet, billboards and direct mail, for business and professional advertising.

The foregoing discussion of material trends, known facts and uncertainties should not be construed as exhaustive or as an admission regarding the adequacy of disclosure made by us. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The effect and any associated risks related to these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where these policies affect our reported and expected financial results.

Revenue Recognition

The sale of advertising in printed directories published by us is our primary source of revenue. We recognize revenue ratably over the life of each directory using the deferral and amortization method of accounting, with revenue recognition commencing in the month of delivery. Our directories are initially published with an estimated 12-month useful life, although we may revise the estimate of a directory life subsequent to its publication in order to better manage account and production workflow as it relates to other directories published in the same period. Because we generally have the right to bill and collect revenue related to the extension of directory publishing dates, a revision in the estimated life of a given directory should not have a significant impact on our results of operations or cash flows.

Cost of Revenue

Direct costs related to the sales, production and distribution of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of delivery. Direct costs include sales commissions, graphics costs and the costs of printing, publishing and distribution. Revisions in the estimated useful lives of directories after their initial publication may cause the acceleration or deceleration of cost recognition related to the amortization of deferred directory costs. Although we cannot predict the extent such changes could have on future cost recognition, the movement of book publishing dates has historically had a minimal impact on cost recognition between periods.

Allowance for Doubtful Accounts and Bad Debt Expense

We periodically make judgments regarding the collectibility of outstanding receivables and provide appropriate allowances when collectibility becomes doubtful. Although we believe our allowance for doubtful accounts adequately reflects that portion of our receivables that are uncollectible, we may revise our estimates in future periods based upon new circumstances and such revisions may be material.

Income Taxes

It is our determination that it is more likely than not that we will utilize our deferred tax assets before the expiration of the net operating loss carryforward periods. This determination is based upon our estimation of projected book and taxable income and expense over the next several years. To the extent our projections vary significantly from actual results, a portion of our deferred tax benefits may not be realizable, resulting in a charge to income tax expense.

Business

We are the exclusive publisher of the “official” yellow pages and white pages directories for Qwest in the following states where Qwest is the primary incumbent local exchange carrier: Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming, or collectively the “Dex West States.” Our contractual agreements with Qwest grant us the right to be the exclusive incumbent publisher of the “official” yellow pages and white pages directories for Qwest in the Dex West States until November 2052 and prevent Qwest from competing with us in the directory products business in the Dex West States until November 2042.

We seek to bring buyers together with our advertising customers through a cost-effective, bundled advertising solution that includes print, CDROM and Internet-based directories. We generate our revenues primarily through the sale of print directory advertising. For the year ended December 31, 2003, after giving pro forma effect to the transactions related to the acquisition of Dex West, we generated $918.0 million in revenue, $519.1 million in EBITDA and $28.1 million in net income. For the nine months ended September 30, 2004, we generated $646.0 million in revenue, $345.4 million in EBITDA and $1.9 million in let loss. Our ability to generate EBITDA, along with low capital expenditure requirements and cash income taxes, allows our business to provide significant free cash flow. See “Summary—Summary Historical and Pro Forma Financial Data.”

For the Combined Year 2003, we published 112 directories and distributed approximately 23 million copies of these directories to business and residential customers throughout the Dex West States. In addition, our Internet-based directory, DexOnline.com, which provides an integrated complement to our print directories, includes more than 15 million business listings and 200 million residential listings from across the United States. Approximately 96% of our revenue from directory services for the Combined Year 2003 came from the sale of advertising in yellow pages directories, and approximately 4% of our revenue from directory services for the same period came from the sale of advertising in white pages directories.

We believe that our advertising customers value: (i) our lower cost per usage versus other directories and higher return on investment than other forms of local advertising; (ii) our broad distribution to potential buyers of our advertisers’ products and services; (iii) our ability to provide potential buyers with an authoritative reference source to search for products and services; and (iv) the quality of our client service and support. We have advertising customers across a diverse range of industries and we believe our customer retention rates exceed the averages of other incumbent publishers, or those owned by or affiliated with incumbent local exchange carriers. In 2003, we had over 200,000 local advertising accounts consisting primarily of small and medium-sized businesses and over 4,000 national advertising accounts.

Industry Overview and Outlook

Directory advertising competes with all other forms of media advertising, including television, radio, newspapers, the Internet, outdoor and direct mail. The entire U.S. advertising market was $245.5 billion in 2003, with directory advertising estimated to have captured an 5.7% share of the advertising market. Unlike other advertising, directory advertising is characterized as primarily “directional” advertising, or advertising targeted at consumers who are actively seeking information and are prepared to purchase a product or service. Historically, the U.S. directory advertising industry has been dominated by the large publishing businesses of regional bell operating companies, or “RBOCs,” and other incumbent local telephone companies. Over the past few years, RBOC mergers have reduced the number of RBOC-affiliated publishers to four: SBC Directory Operations, Verizon Information Services, BellSouth Advertising & Publishing Corp. and Dex Media.

Directory Advertising Market Size

The U.S. directory advertising industry generated approximately $14 billion in revenues in 2003, with a total circulation of approximately 540 million directories. The industry is characterized by steady and consistent growth with revenue increasing at a 3.0%, 3.9% and 3.9% compounded annual growth rate in the periods 1998 to 2003, 1993 to 2003 and 1988 to 2003, respectively. The following chart depicts the estimated size and growth of the U.S. directory advertising industry since 1985.

U.S. Directory Advertising Revenue: 1985-2003

Local Versus National Advertising

While directory advertising is sold on both a local and national basis, local advertising from small and medium-sized businesses constitutes the majority of directory advertising revenue. As shown in the table below, over the last seven years local directory advertising constituted approximately 85% of total revenue for the U.S. directory advertising industry. This is consistent with our experience, where in 2003, local advertising made up approximately 83% of our directory advertising revenue, excluding the effects of purchase accounting.

Local Versus National U.S. Print Directory Advertising: 1997—2003

	1997	% of Total	1998	% of Total	1999	% of Total	2000	% of Total	2001	% of Total	2002	% of Total	2003	% of Total	CAGR ’97-‘03
Local	$9.7	85.1%	$10.1	84.2%	$10.7	84.3%	$11.1	84.1%	$11.5	84.6%	$11.7	84.8%	$11.8	84.9%	3.3%
% growth yearly	NA		4.1%		5.9%		3.7%		3.6%		1.7%		0.9%
National	1.7	14.9%	1.9	15.8%	2.0	15.7%	2.1	15.9%	2.1	15.4%	2.1	15.2%	2.1	15.1%	3.6%
% growth yearly	NA		11.8%		5.3%		5.0%		0.0%		0.0%		0.0%

Total Print	$11.4	100.0%	$12.0	100.0%	$12.7	100.0%	$13.2	100.0%	$13.6	100.0%	$13.8	100.0%	$13.9	100.0%	3.4%
% growth yearly	NA		5.3%		5.8%		3.9%		3.0%		1.5%		0.7%

Competition Within the Industry

Presently, the industry can be divided into two major groups of directory advertising publishers: incumbent publishers, which includes the directory businesses of RBOCs and other incumbent local telephone companies, and independents, such as TransWestern Publishing Company LLC and the U.S. business of Yell Group Ltd. As shown in the table below, the independents’ revenues have increased over the last seven years, yet the incumbent publishers remain the dominant players, with an estimated 86.5% share of total 2003 revenue for the U.S. directory advertising industry.

U.S. Print Directory Market Share: 1997—2003

(Dollars in billions)	1997	% of Total	1998	% of Total	1999	% of Total	2000	% of Total	2001	% of Total	2002	% of Total	2003	% of Total	CAGR ’97-‘03
Incumbent Publishers(1)	$10.6	93.0%	$11.0	91.7%	$11.5	90.6%	$11.8	89.7%	$12.1	89.2%	$12.2	88.2%	$12.0	86.5%	2.1%
% growth yearly	NA		3.8%		4.6%		2.6%		2.5%		0.8%		(1.6)%
Independent Publishers	0.8	7.0%	1.0	8.3%	1.2	9.4%	1.4	10.3%	1.5	10.8%	1.6	11.8%	1.9	13.5%	15.5%
% growth yearly	NA		20.7%		26.0%		16.7%		7.1%		6.7%		18.8%

Total Print	$11.4	100.0%	$12.0	100.0%	$12.7	100.0%	$13.2	100.0%	$13.6	100.0%	$13.8	100.0%	$13.9	100.0%	3.4%
% growth yearly	NA		5.3%		5.8%		3.9%		3.0%		1.5%		0.7%

(1)	Includes the directory businesses of RBOCs and other incumbent local telephone companies.

As the table below illustrates, the U.S. directory advertising industry remains highly concentrated with the incumbent publishers, Dex Media, SBC, Verizon, BellSouth and Sprint, cumulatively generated approximately $12.2 billion, or 88.4%, of total U.S. directory advertising revenue in 2002. The independents segment is highly fragmented and comprised only 11.6% of total directory-related advertising revenue in 2002.

U.S. Directory Advertising Publishers: 2002

(Dollars in millions) Company	2002 Revenue	Market Share
SBC	$4.5	32.6%
Verizon(1)	3.8	27.6%
BellSouth(1)	1.8	13.0%
Dex Media	1.6	11.6%
Yell Group(2)	0.8	5.8%
Sprint	0.5	3.6%
TransWestern	0.3	2.2%
Others	0.5	3.6%

Total	$13.8	100%

(1)	Represents estimates of U.S. operations only.
(2)	Represents the U.S. business of the Yell Group, Ltd., including the revenues of McLeod USA Media Group Inc., which Yell Group, Ltd. acquired in early 2002.

We believe incumbents have a number of advantages over their independent competitors. Incumbents typically can deliver a better value proposition to advertisers, largely due to user perception of accuracy and completeness that comes with their affiliation with the local telecom service provider. Incumbents also benefit from established usage patterns and customer bases. The majority of incumbent sales are made on premise in local offices calling on established clients.

These factors force Independents to compete on price while they build their customer bases resulting in listing rates significantly lower than those prices for equivalent products listed by incumbents. Incumbents also benefit from an established operational infrastructure. Printing, publishing, and distribution channels benefit from established long-term relationships. The existing infrastructure, scale of business, and pricing premium allow incumbents to achieve significantly higher EBITDA margins than their independent competitors.

Competition with Other Media

We believe directory advertising is the preferred form of advertising for many small and medium-sized businesses due to its relatively low cost, broad demographic and geographic distribution, enduring presence and high customer usage rates. We believe that directory advertising is attractive to our customers because consumers may view directories as a free, comprehensive, single source of information. While overall advertising tends to track an economy’s business cycle, directory advertising tends to be more stable and does not fluctuate widely with economic cycles due to its frequent use by small to medium-sized businesses, often as their principal or only form of advertising. Directory advertising is also less influenced by business cycles because failure to advertise in a given directory cannot be remedied until the replacement directory is published, which is usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to their longest-tenured advertisers. As a result, advertisers have a strong incentive to renew their directory advertising purchases from year to year, so as not to lose their priority placement within the directory.

As the table below highlights, in the last two recessions, in 1991 and 2001, directory advertising was one of the only media segments to show revenue growth. U.S. directory advertising industry revenue increased 3.4% and 3.0% in 1991 and 2001, respectively, while other major media segments declined.

Advertising Spending by Media Category: 1990—2003

(Dollars in billions)
Year	U.S. Directories	Revenue Growth	Television(1)	Revenue Growth	Radio	Revenue Growth	Newspaper	Revenue Growth
1990	$8.9	n/a	$28.4	n/a	$8.7	n/a	$32.3	n/a
1991	$9.2	3.4%	$27.4	-3.5%	$8.5	-2.3%	$30.4	-5.9%
1992	$9.3	1.1%	$29.4	7.3%	$8.7	2.4%	$30.7	1.0%
1993	$9.5	2.2%	$29.7	1.0%	$9.5	9.2%	$32.0	4.3%
1994	$9.8	3.2%	$34.2	15.2%	$10.5	10.5%	$34.4	7.5%
1995	$10.2	4.1%	$37.8	10.5%	$11.3	7.6%	$36.3	5.5%
1996	$10.8	5.9%	$42.5	12.5%	$12.3	8.8%	$38.4	5.8%
1997	$11.4	5.6%	$44.1	3.8%	$13.5	9.8%	$41.7	8.6%
1998	$12.0	5.3%	$47.5	7.7%	$15.1	11.9%	$44.3	6.2%
1999	$12.7	5.8%	$52.6	10.7%	$17.2	13.9%	$46.6	5.4%
2000	$13.2	3.9%	$60.3	14.6%	$19.3	12.2%	$49.0	4.9%
2001	$13.6	3.0%	$54.6	-9.5%	$17.9	-7.3%	$44.3	-9.6%
2002	$13.8	1.5%	$58.4	7.0%	$18.9	5.6%	$44.0	-0.7%
2003	$13.9	0.7%	$60.7	3.9%	$19.1	1.1%	$44.8	1.8%

‘98-’03 CAGR		3.0%		5.0%		4.8%		0.2%

(1)	Includes broadcast television and cable and satellite television; excludes barter syndication.

The Internet

Most major directory publishers, including us, operate an Internet-based directory business. The U.S. Internet directory market represented only a small portion of the total U.S. directory advertising market in 2002 with total revenue of approximately $347 million, having grown from approximately $263 million in 2001, an increase of approximately 32%. Industry sources estimate that 70% of 2001 Internet directory revenues were generated by print publishers. Publishers have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value. We expect Internet directory usage to continue to grow steadily in support of overall directory usage.

Competitive Strengths

While the directory advertising industry has become increasingly competitive, we believe that we possess the following strengths that will enable us to continue to compete successfully in the local advertising market:

Scale and leading market position. We are the largest directory publisher and the exclusive directory publisher for Qwest in the Dex West States. We believe that our scale and our incumbent position provide us with a substantial competitive advantage over independent directory advertising providers. During 2003, we printed and distributed approximately 23 million directories. As the incumbent directory publisher in the Dex West States, our directories benefit from strong brand recognition as the “official” yellow pages and have positioned us as the preferred directory for both consumers and local advertisers, many of whom select our directories as their primary advertising medium.

Superior value proposition for our target advertisers. We believe that directory advertising provides our target advertisers, which are primarily small and medium-sized businesses, with a greater value proposition than other media. Directory advertisements enable our advertisers to reach a broad target audience, providing a permanent reference source to search for particular products and services. In addition, we believe that the “directional” nature of directory advertising is a unique attribute to our media ensuring our advertisers reach their target customers at the key time when they are actively seeking information to make a purchase. Furthermore, we believe that our directory advertising has a lower cost per usage than other directories and higher return on investment than other local advertising alternatives, including newspapers, television, radio and the Internet.

Established and experienced sales force. As of September 30, 2004, we had 553 sales representatives in 25 local offices who have been employed by us for an average of nine years. We believe that our sales force’s experience, tenure and local market knowledge is a competitive advantage which has enabled us to develop longstanding relationships with our advertisers and has been a key factor in our ability to exceed the average revenue growth of the incumbent industry for the Combined Year 2003. Our revenue growth (excluding the effects of purchase accounting) for the Combined Year 2003 was 2.0%.

Stable and recurring revenue. Our Business produces stable and recurring revenue because of our large diversified customer base, high account retention and renewal rates and limited exposure to national advertising. In addition, the pre-sold nature of directory advertising provides significant revenue and cash flow visibility as advertisers typically enter into one-year contracts and pay on a monthly basis. As of December 31, 2003, we had over 200,000 local advertising accounts, consisting primarily of small and medium-sized businesses. These local accounts generated approximately 83% of our revenue, excluding effects of purchase accounting, and, in many cases, use yellow pages directories as their primary form of advertising. Our account renewal rate was 91% in 2003. For the Combined Year 2003, no single account contributed more than 0.4% of our total revenue (other than Qwest, which accounted for 0.8% of our total revenue), with our top 10 customers (excluding Qwest) representing 1.5% of total revenue. In addition, no single directory heading contributed more than 2.7% of total revenue, with the top 10 directory headings accounting for 15.5% of total revenue.

Strong financial profile generates significant free cash flow. For the nine months ended September 30, 2004, we generated $206.2 million in cash provided by operating activities and $180.6 million in free cash flow. For the year ended December 31, 2003, on a pro forma basis giving effect to the Transactions, we generated $519.1 million in EBITDA and $28.1 million in net income from $918.0 million of revenue. Over the past three years ending December 31, 2003, we have invested an average of $19.3 million per year in capital expenditures on a combined basis, including capitalized software development costs. We also benefit from the favorable income tax treatment associated with the $4.2 billion step-up in the tax basis of our assets from the acquisition of Dex West, which is amortized for tax purposes on a straight-line basis for 15 years. For the nine months ended September 30, 2004, our free cash flow, along with a portion of the net proceeds related to Dex Media’s initial public offering, allowed us to repay $188.2 million of our indebtedness.

Experienced management team. We have assembled a strong and experienced senior management team across all areas of our organization, including sales, finance, operations, marketing and customer service. Our senior management team has an average of approximately 20 years of experience in their respective areas of expertise.

Business Strategy

We intend to leverage our incumbent position and strong brand while maintaining an entrepreneurial culture that encourages our employees to identify and capitalize on new opportunities to enhance our position in the Dex West States. We believe that our directory advertisements enable our customers to connect with potential buyers in a very cost effective manner, which, when combined with our competitive strengths, will allow us to grow our revenues and cash flows. The principal elements of our business strategy include:

Introducing new products that enhance the value proposition for our customers. We have a long history of introducing and selling new products, product extensions and other innovations that offer creative opportunities for our advertisers to find new customers and generate additional revenue for their products and services. As the incumbent directory publisher in the Dex West States, we have a large number of existing advertisers to whom we can effectively market our new products to generate additional revenue. Within the last three years, we introduced the following new products: (i) Dex Web Clicks™, (ii) targeted segment products within existing directories (local dining guides, golf guides and Spanish Yellow Pages), (iii) a new directory in Lincoln, Nebraska, (iv) two additional white pages directory products (repeating corner advertisement and color offerings) and (v) limited inventory products (e.g. leader and advertisements and front cover gate folds). We believe that our ability to innovate our product line will continue to serve as a competitive advantage.

Increasing revenue and customer growth through segmented pricing. Historically, the directory advertising industry has utilized a simplified approach to pricing, with set rates based upon the size and features (e.g., use of color, graphics, etc.) of the advertisement regardless of heading category. We are now instituting a more sophisticated pricing strategy, which prices advertisements by heading category. We believe that implementing this strategy will improve advertiser retention and help drive revenue growth by allowing us to respond to the different demand characteristics of various heading categories and to better align our pricing with our customers’ perceptions of value.

Further penetrating our addressable markets through enhanced sales force productivity. We believe a significant opportunity exists for our established local sales force to further penetrate the addressable markets that we serve and increase the sales of our services to existing customers. Over the past year, we have taken a number of steps to improve sales force effectiveness including:

(i)	servicing our customers on a more cost-effective means based on the revenue generated by such customers;

(ii)	rescheduling the launch and duration of sales campaigns to maximize available selling days by allowing our salespeople to more efficiently allocate their time over a broader customer base during the publishing cycle; and

(iii)	implementing standardized sales practices and procedures across all markets, including the introduction of “PrepSmart,” our proprietary sales preparation tool. “PrepSmart” provides critical account history and advertisement effectiveness to our salespeople, which can be shared with our customers to demonstrate the value of our product and the benefits of enhancements such as colored or larger sized advertisements. We expect our salespeople to offer our existing customers a more consultative approach to their marketing needs by using tools such as “PrepSmart,” thereby enhancing their relationships and increasing the sales of existing services.

Increasing the value proposition for our customers through a content-driven Internet strategy. We currently provide an Internet-based directory, DexOnline.com, which includes fully searchable content derived from more than 240,000 yellow pages display advertisements from our directories. DexOnline.com includes more than 15 million business listings and more than 200 million residential listings from across the United States. The site incorporates free text search capabilities, with a single search box that is similar in design and functionality to popular search engines. We believe that the competitive advantage of DexOnline.com versus search engines is that our content is structured to deliver information on local services and products. We are also reviewing opportunities to expand our electronic product line in appropriately structured and cost-effective relationships with other Internet directory providers, portals and search engines. We are committed to developing these opportunities in a manner that will benefit us, and at a scale which is justified by usage and utility to our advertisers.

Strengthen our competitive position by aggressively promoting our superior value proposition. We are investing in brand awareness campaigns that reinforce the benefits that our directories and DexOnline.com offer to advertisers and consumers. Our marketing plan highlights the advantages we enjoy as an incumbent publisher by positioning us as the “official” directory with the broad distribution, high usage and low cost per usage, which are attributes that advertisers require.

Enhancing our operational efficiency by converting to the Amdocs software system. We are in the process of migrating from our legacy process management infrastructure to Amdocs, an industry-standard software system, that will allow us to better manage every aspect of our production cycle from initial sales call through distribution of our directories. The Amdocs system will enable us to: (i) consolidate our software systems and associated hardware; (ii) maintain a single customer database; (iii) implement a coordinated billing, credit and collection system; (iv) provide new mobile technology for the sales force; (v) automate the entering of customer orders; and (vi) implement our segmented pricing strategy. Upon completion of the Amdocs implementation, we will have reduced the number of process management systems from 54 to 13. We expect the implementation of this system will allow us to improve our operational efficiency and benefit from the associated cost savings.

Markets

For the Combined Year 2003, we published 112 directories, including white pages, yellow pages and other specialty directories, and distributed approximately 23 million copies of these directories to business and residential consumers in metropolitan areas and local communities in the Dex West States. Our directories are generally well-established in their communities and cover contiguous geographic areas to create a strong local market presence and to achieve selling efficiencies. The following table shows, for the Combined Year 2003, the percentage of directory services revenue and other data for our directories in each state in which we operate:

(Circulation in millions) State	Percentage of Directory Services Revenue(1)	Published Directories	Total Circulation
Washington	31.5%	23	5.0
Arizona	29.6%	26	10.6
Oregon	16.6%	22	3.3
Utah	11.7%	14	2.7
Idaho	5.4%	8	0.4
Montana	3.3%	9	0.8
Wyoming	1.9%	10	0.5

Total	100%	112	23.3

(1)	Excludes non-print related directory services revenue.

We derive a significant portion of our printed revenue from the sale of directory advertising to businesses in large metropolitan areas. For the year ended December 31, 2003, 61.5% and 75.0% of our directory services revenue was from the sale of directory advertising in our five and ten largest geographic markets, respectively.

Products

Our main product is printed directories, which generated approximately 98% of our total revenue, excluding the effects of purchase accounting, for the Combined Year 2003. We also operate an Internet-based telephone directory and provide direct and database marketing services.

Printed Directories

For the Combined Year 2003, we published 112 printed directories, consisting of:

•	97 directories that contained both white and yellow pages;

•	6 directories that contained only yellow pages, which contains a listing of businesses by various directory headings as well as display and other paid advertisements;

•	6 directories that contained only white pages which contains a listing of the names, addresses and phone numbers of residences and businesses in the area served, as well as display and other paid advertisements; and

•	3 specialty “On the Go” directories, which are yellow pages directory editions that are designed for use in the car.

Whenever practicable, we combine the white and yellow pages sections into one volume.

Our directories are designed to meet the advertising needs of local and national businesses and the informational needs of consumers. The diversity of our advertising options enables us to create customized advertising programs that are responsive to specific customer needs and financial resources. Our yellow pages and white pages directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under approximately 4,400 directory headings.

Yellow pages directories. We offer businesses a basic listing at no charge in the relevant edition of our yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant heading.

For the Combined Year 2003, we derived approximately 96% of our directory services revenue, excluding the effects of purchase accounting, from the sale of advertising in our yellow pages directories. A range of paid advertising options is available in our yellow pages directories, as set forth below:

•	Listing options. An advertiser may enhance its complimentary listing in several ways. It may pay to have its listing placed in additional headings, highlighted or printed in bold or superbold text, which increases the visibility of the listing. An advertiser may also purchase extra lines of text to convey information such as hours of operation or a more detailed description of its business.

•	In-column advertising options. For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-column advertising depends on the size and type of the advertisement purchased. In-column advertisements may include such features as bolding, special fonts, color and graphics.

•	Display advertising options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. The cost of display advertisements depends on the size and type of advertisement purchased. Display advertisements are usually placed at the front of a heading, and are ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive to advertisers to increase the size of their advertisements and to renew their advertising purchases from year to year to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a “double truck” advertisement) and three pages (a “triple truck” advertisement).

•	Awareness products. Our line of “awareness products” allows businesses to advertise in a variety of high-visibility locations on or in a directory. Each directory has a limited inventory of awareness products, which provide high value to advertisers and are priced at a premium to in-column and display advertisements. Our new awareness products include ink jet edge advertisements and front cover gate folds. Our other awareness products include:

•	Cover. Premium location advertisements are available on the front cover, inside front and back cover and the inside and outside back cover of a directory.

•	Spine. Premium location advertisements are available on the spine of yellow and white pages directories.

•	Tabs. A full-page, double-sided, hardstock, full-color insert that is bound inside and that separates key sections of the directory. These inserts enable advertisers to achieve prominence and increase the amount of information displayed to directory users.

•	Tip-On. Removable paper or magnet coupon placed on the front cover of the directory.

•	Banners. An ad sold at the bottom of any page in the Community or Government sections of the print directory.

•	Delivery Bag. Used in the delivery of all hand-delivered print directories. Between one and three advertisers per bag.

•	White pages directories. State public utilities commissions require Qwest, as the local exchange carrier in its local service area, to have white pages directories published to serve the local service areas. Qwest has contracted with us to publish these directories until November 7, 2052. By virtue of this agreement, we provide a white pages listing to every residence and business in a given area that sets forth the name, address and phone number of the residence or business in question unless they have requested to be a non-published or non-listed customer.

For the Combined Year 2003, we derived approximately 4% of our directory services revenue, excluding the effects of purchase accounting, from the sale of advertising in our white pages directories. Advertising options include bolding and highlighting for added visibility, extra lines for the inclusion of supplemental information and in-column and display advertisements. With a renewed focus on selling white pages advertising, we more than doubled our white pages revenue growth rate for the Combined Year 2003 over the prior year. We still believe there is an untapped market for selling white pages advertising and intend to continue to pursue our opportunities with innovative new products such as the repeating corner ad and color offerings.

Internet-Based Directory and Electronic Products

Although we remain primarily focused on our printed directories, we also market an Internet-based directory service, DexOnline.com (formerly Qwestdex.com), to our advertisers. All of the listings in our printed directories also appear in our Internet-based directory, which is available in real time to users and at no additional charge to our advertisers. We began to post the proprietary display advertisements we create for our printed directories on DexOnline.com in April 2003. We believe these proprietary display advertisements cannot currently be replicated by other Internet-based directories.

In January 2004, we introduced significant new search capabilities. DexOnline.com now includes fully searchable content from our more than 240,000 Yellow Pages display advertisements. It also includes more than 15 million business listings and more than 200 million residential listings from across the United States. The new site incorporates free text search capability, with a single search box that is similar in its design and functionality to popular search engines. In addition, we have incorporated intelligence capabilities such as “spell check” and “thesaurus.” Users can now refine their searches using important selection criteria that include such things as specific product and brand names, hours of operation, payment options and locations.

We view our Internet-based directory as an integrated complement to our printed directories through expanded distribution capability rather than as a stand-alone business. We believe that increased usage of Internet-based directories, such as DexOnLine.com, will serve to enhance overall Yellow Pages advertising usage thereby lowering our advertisers’ cost per thousand uses, or “CPMU,” despite some growth in advertising rates.

To promote usage of our Internet-based directories, we have bundled some of our Internet products to enhance completeness with our print advertising products. We believe bundling will drive-up our usage rates, which will in turn increase the customer value proposition. As in our printed directories, businesses may pay to enhance their listings on DexOnLine.com and for other premium advertising products. Options that are available include extra lines, replica advertisements, website and email link, pop-up windows, priority placement and banners.

Direct Marketing Services

We sell direct marketing lists of residents and businesses within the Dex West States that allow our customers to purchase accurate lists for their direct mail and telemarketing activities. We also have an extensive New Mover list that provides businesses access to the most current new business and/or residence lists in the Dex West States. We are able to overlay demographic data that is purchased through third-party providers so that our customers can identify certain information about the residents in the Dex West States, including age, income and household size. The lists we sell comply with do-not-call and do-not-mail requirements for the industry. While we provide customer names, addresses and telephone numbers to outside companies, this information does not include any private, non-published or non-listed information.

We also have insert programs through which we help businesses deliver messages and promotional offers to our customers in conjunction with directories delivered right to the mailbox or doorstep. Customers can choose between Total Market Coverage inserts in directories going to households and businesses within the Dex West States, or New Mover Delivery inserts reaching the lucrative market of new movers within a few days of their new phone service connection.

Sales and Marketing

The marketing of directory advertisements is primarily a direct sales effort that requires both maintaining existing customers and developing new customers. Renewing customers comprise our core advertiser base, and a large number of these customers have advertised in our directories for many years. For the Combined Year 2003, we retained approximately 91% of our local advertising accounts from the previous year. This high renewal rate reflects the importance of our directories to our local customers, for whom yellow pages directory advertising is, in many cases, the primary form of advertising. Larger national companies also use advertising in our directories as an integral part of their national advertising strategy.

We believe that we have one of the most experienced sales forces in the U.S. directory advertising industry. We believe this experience has enabled our sales representatives to develop long-term relationships with our advertisers, which we believe promotes a high level of renewal among our customers.

Local Sales Force

As of September 30, 2004, our locally-based sales force was comprised of 553 quota-bearing sales representatives who average approximately nine years of employment with us. See “The Acquisistion Transactions—Agreements Between Us and Our Affiliates—Employee Cost Sharing Agreement.” The sales force is divided into three principal groups:

•	Premise sales representatives. Our 256 premise sales representatives generally focus on high revenue customers. A premise sales representative typically interacts with customers on a face-to-face basis at the customer’s place of business.

•	Telephone sales representatives. Our 194 telephone sales representatives generally focus on medium-sized customers. A telephone sales representative typically interacts with customers over the telephone. Telephone sales represent our principal source of new advertisers.

•	Centralized sales representatives. Our 103 centralized sales representatives include both centralized account representatives, who generally focus on the smallest accounts, and prospector sales representatives, who generally focus on customer acquisition.

We assign our customers among premise representatives and telephone representatives based on a careful assessment of a customer’s expected advertising expenditures. This practice allows us to deploy our sales force in an effective manner. A majority of our sales force is decentralized and locally based, operating from 25 locations. We believe that our locally based sales force facilitates the establishment of personal, long-term relationships with local advertisers necessary to maintain a high rate of customer renewal.

We believe that formal training is important to maintaining a highly productive sales force. Our sales force undergoes ongoing training, with new sales representatives receiving approximately eight weeks of training in their first year, including classroom training on sales techniques, our product portfolio, customer care and administration and standards and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. Ongoing training and our commitment to developing the best sales practices are intended to ensure that sales representatives are able to give advertisers high-quality service and advice on appropriate advertising products and services.

We have well-established practices and procedures to manage the productivity and effectiveness of our sales force. Each sales representative has a specified customer assignment consisting of both new business leads and renewing advertisers and is accountable for meeting sales goals on a regular basis. Our sales representatives are compensated in the form of base salary and incentive-based compensation. Approximately two-thirds of the total compensation paid to our sales force is in the form of commissions and other incentive-based compensation, making sales force compensation largely tied to sales performance. Our sales force employees are represented by labor unions covered by collective bargaining agreements, which we believe reduce the rate of employee turnover. For the Combined Year 2003, we experienced 14% turnover among our sales representatives.

For purposes of managing our sales force, we divide the local service area into six territories. In each territory, between six and 16 sales managers supervise the performance of the sales representatives who are assigned to that territory. Every sales manager within a territory reports to the sales director for the territory, and the six sales directors report to the Senior Vice President of Sales for the relevant territory.

In 2002, our Predecessor began compensating our sales managers and directors pursuant to an incentive-based compensation plan that ties their compensation to their success in meeting specific sales targets. Prior to the September 9, 2003 Acquisition, bonuses for our sales managers and directors were determined by our Predecessor by reference to Qwest’s overall financial performance.

National Sales Force

In addition to our locally-based sales personnel, we have a separate sales channel to serve our national advertisers. National advertisers are typically national or large regional chains, such as rental car companies, insurance companies and pizza delivery businesses, that purchase advertisements in many yellow pages directories in multiple geographical regions. In order to sell to national advertisers, we use the services of third party certified marketing representatives, or “CMRs.” CMRs design and create advertisements for national companies and place those advertisements in yellow pages directories nationwide. Some CMRs are departments or subsidiaries of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We have contracts with approximately 160 CMRs and employ eight national sales managers to manage our selling efforts to national customers.

Customers

For the Combined Year 2003, we had over 200,000 accounts with local businesses which purchased advertising in our directories. Approximately 83% of our revenue, excluding the effects of purchase accounting, for the Combined Year 2003 was generated by the sale of our advertising to local businesses, which are generally small and medium-sized enterprises. Approximately 15% of our revenue, excluding the effects of purchase accounting, for the Combined Year 2003 was generated by sales to national advertisers. The remaining 2% of our revenue for the Combined Year 2003 was generated from sources other than sales of advertising in our print directories, including Internet-based directory and direct marketing services.

We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser. For the Combined Year 2003, no single directory heading accounted for more than 2.7% of our total revenue, no single account accounted for more than 0.4% of our total revenue (other than Qwest, which accounted for 0.8% of our total revenue), the top 10 customers (excluding Qwest) accounted for 1.5% of our total revenue and the top 10 directory headings accounted for approximately 16% of total revenue. The diversity of our customer base reduces exposure to adverse economic conditions that may affect particular geographic regions or particular industries and provides additional stability in operating results. The table below, which sets forth Combined Year 2003 information relating to our largest directory headings demonstrates this diversity:

Directory Heading	Percentage of Directory Services Revenue
Attorneys	2.7%
Dentists	2.2%
Insurance	2.0%
Plumbing Contractors	1.8%
Storage-Household and Commercial	1.4%
Auto Repair and Service	1.4%
Glass-Auto, Plate, Window, Etc.	1.2%
Physicians and Surgeons	1.1%
Roofing Contractors	0.9%
Restaurants	0.8%

Total	15.5%

We enjoy high customer renewal rates. From 1999 to 2002, our annual account renewal rate remained stable at approximately 93%, which we believe compared favorably with the renewal rates of our competitors. For the Combined Year 2003, we retained approximately 91% of our local advertising accounts from the previous year (which excludes the loss of advertisers as a result of business failures). As it relates to our revenue results, increases in total advertising spending and average dollars spent per advertisement substantially offset the net loss of advertiser accounts.

We believe that this low level of turnover reflects a high level of satisfaction among our customers. The training that we provide to our sales representatives emphasizes the fostering of long-term relationships between sales representatives and their customers, and our incentive-based compensation structure rewards sales consultants who retain a high percentage of their accounts. In addition, our customers often do not reduce or eliminate directory spending during difficult economic periods because the failure to advertise cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to long-time advertisers. As a result, businesses have a strong incentive to renew their directory advertising purchases from year to year, even during difficult economic times, so as not to lose their placement within the directory.

Publishing, Production and Distribution

We generally publish our directories on a 12-month cycle. The publishing cycles for our directories are staggered throughout the year, which allows us to efficiently use our infrastructure and sales capabilities and the resources of our third-party vendors. The following are the major steps of the publication and production process:

•	Selling. The sales cycle of a directory varies based on the size of the revenue base and can range from a few weeks to six months. In the months prior to publication, the sales force approaches potential new advertisers in an effort to expand our customer base. Potential new advertisers include businesses that have operated in the area for some time but that did not purchase advertising in the most recent edition of our directory, as well as newly-formed businesses and businesses that have only recently moved into the area. At the same time, the sales force contacts existing advertisers and encourages them to renew and increase the size, and therefore, prominence of their advertisements and to purchase other products in our portfolio. Advertisers generally agree to our standard advertising terms and conditions at the time that they place their order.

•	Generation of advertisements. Upon entering into an agreement with a customer, we collaborate with the customer to generate its advertisement. We use our proprietary technology and a team of in-house graphic artists for this purpose.

•	Pre-press activities. The selling of advertisements typically ceases one month prior to publication, at which time we do not accept additional customers. Once a directory has closed, pre-press activities commence. Pre-press activities include finalizing artwork, proofing and paginating the directories. When the composition of the directory is finalized, we deliver the directory pages to a third-party printer.

•	Printing. We use two outside contractors, R.R. Donnelley & Sons Company, or “Donnelley,” and Quebecor World Directory Sales Corporation, or “Quebecor,” for the printing of our directories. In addition, we have purchase contracts with two paper suppliers, Nippon Paper Industries USA Co., Ltd. (formerly Daishowa America Co., Ltd.), or “Nippon,” and Norske Skog Canada (USA), Inc., or “Norske,” for the paper needed for the pages of our directories and Dex Media has a contract with one paper supplier, Spruce Falls, Inc., or “Spruce Falls,” for the paper needed for the covers of our directories. The time required to print a directory depends on its size and may be as long as one month.

•	Transportation. We use Matson Integrated Logistics, or “Matson,” to manage the logistics of transporting our printed directories from our printers to our distributor.

•	Distribution. We aim to deliver our directories to all of the residences and businesses in the geographical areas for which we produce directories. We use Product Development Corporation, or “PDC,” for the distribution of our directories. Distribution begins as soon as the first completed directories are produced. Depending on the circulation and size of the directory, distribution ranges from three to six weeks, with most directories taking 30 days or less.

Paper is our principal raw material. Substantially all of the paper that we use (other than for covers) is supplied by Nippon and Norske. Pursuant to Dex Media’s agreements with them, Nippon and Norske are required to provide up to 60% and 40% of our annual paper supply, respectively. Prices under the two agreements are negotiated each year based on prevailing market rates and are subject to certain price calculation limits. For the year ended December 31, 2003, paper costs were 4% of revenue, excluding the effects of purchase accounting, and 12% of our cost of revenue. If, in a particular year, the parties to one of the agreements are unable to agree on repricing, either party may terminate the agreement. The Nippon agreement expires on December 31, 2009 and the Norske agreement expires on December 31, 2008. In addition, we purchase paper used for the covers of our directories from Spruce Falls. Pursuant to an agreement between Spruce Falls and Dex Media, Spruce Falls is required to provide 100% of our annual cover stock paper supply. Although the amount of future price increases are specified in the agreement, if Spruce Falls and Dex Media are unable to agree on repricing, either party may terminate this agreement. This agreement expires on December 31, 2006.

All of our directories are printed by Donnelley and Quebecor. In general, Donnelley prints our larger, higher-circulation directories and Quebecor prints those directories that are smaller and have a more limited circulation. We do not guarantee any minimum volume in our agreements with Donnelley and Quebecor. Our contract with Donnelly allows us to adjust prices annually on a formula based on changes to the consumer price index. Our contracts with Donnelly and Quebecor expire on December 31, 2011 and July 30, 2008, respectively.

Nearly all copies of our directories are distributed by PDC. Although prices under Dex Media’s agreement with PDC are fixed, they may be renegotiated under some circumstances, such as new service specifications or to match more favorable prices offered by PDC to other customers. This contract expires on May 31, 2009.

We rely on Matson to manage the transportation of our printed directories from our printers’ locations to PDC. Our contract with Matson expires on December 31, 2008.

We believe that each of these agreements is on favorable terms that are currently available in the market and could be replaced.

Billing and Credit Control

We entered into a billing and collection services agreement with Qwest LEC upon the consummation of the Acquisition, which was renewed effective November 1, 2004. Under the renewed agreement, Qwest LEC will continue until December 31, 2008 to bill and collect, on our behalf, amounts owed by our accounts, that are also Qwest local telephone customers, for our directory services. In 2003, Qwest LEC billed approximately 47% of our revenue, excluding the effects of purchase accounting, on our behalf, and we billed the remaining 53% directly. Qwest LEC bills the account on the same billing statement on which it bills the customer for local telephone service. Subsequent to the Dex East Acquisition, we developed and continue to maintain the ability to transition from the Qwest LEC billing and collection system to our own billing and collection system, for those accounts billed by Qwest, within approximately two weeks should we choose to do so.

Because most directories are published on 12-month cycles and we bill most of our customers over the course of that 12-month period, we often effectively extend credit to our customers, many of which are small or medium-sized businesses with default rates that usually exceed those of larger businesses. Fees for national advertisers are typically billed upon issue of each directory in which advertising is placed by CMRs, after deduction of commissions. Because we do not usually enter into contracts with our national advertisers, we are subject to the credit risk of CMRs on sales to those advertisers, to the extent we do not receive fees in advance. For the Combined Year 2003, bad debt expense for our customers amounted to approximately 3.3% of our revenue, excluding the effects of purchase accounting. We attempt to improve collection of accounts receivable by conducting initial credit checks of new advertisers under certain circumstances, reducing the time taken to resolve billing inquiries and, where appropriate, requiring personal guarantees from business owners. We check all new orders from existing advertisers for payments that are past due to us prior to publishing of the new order. When applicable, based on credit policy, we use both internal and external data to decide whether to extend credit to an advertiser. In some cases, where appropriate, we may also require the advertiser to prepay part or all of the amount of its order. Beyond efforts under certain circumstances to assess credit risk prior to extending credit to customers, we employ well-developed collection strategies utilizing an integrated system of internal, external and automated means to engage with customers concerning payment obligations.

Competition

The U.S. directory advertising industry is competitive. We compete with many different advertising and other media, including newspapers, radio, television, the Internet, billboards, direct mail and other yellow pages directory publishers. There are a number of Independent directory publishers, such as TransWestern Publishing Company LLC and the U.S. business of Yell Group Ltd., with which we compete in one or more of the Dex West States. In addition, we compete with other directory publishers in some of our markets, including Verizon Communications Inc. We compete with these publishers on value, quality, features and distribution.

In connection with the acquisition of Dex West, we became a party to a publishing agreement and a non-competition agreement with Qwest. Under the publishing agreement, we are the exclusive official publisher of directories for Qwest within the Dex West States. The publishing agreement expires on November 7, 2052 and will automatically be renewed for additional one-year periods unless either party terminates the contract upon 12 months’ written notice. See “The Acquisistion Transactions—Agreements Between Us or Dex Media and Qwest—Publishing Agreement.” Acting as the exclusive official publisher of directories for the incumbent telephone company provides us with an advantage over our Independent competitors due to recognition of our brands, higher usage of our directories by end users and our long-term relationships with our customers. Under the non-competition and non-solicitation agreement, which remains in effect until November 7, 2042, Qwest has agreed not to compete with us in the directory publication business in the areas in which we operate. See “The Acquisistion Transactions—Agreements Between Us or Dex Media and Qwest—Non-Competition and Non-Solicitation Agreement.”

The Internet has emerged as a new medium for advertisers. Although advertising on the Internet still represents only a small part of the total advertising market, as the Internet grows, it may become increasingly important as an advertising medium. Most major yellow pages publishers operate an Internet-based directory business. We compete directly through our Internet-based directory, DexOnline.com, with the Internet directories of the Independent publishers and some of the local exchange carriers. In addition, we compete with other Internet sites providing classified directory information, such as Yellowpages.com, Switchboard.com, Citysearch.com and Zagat.com, and with search engines and portals, such as Yahoo!, Google, MSN and others, some of which have entered into affiliate agreements with other major directory publishers.

Intellectual Property

We own and license a number of patents, copyrights and trademarks in the United States. The only trademark we consider material to our operations is the DEX(R) trademark, which is owned by Dex Media and is used by Dex Media East and us. We do not consider any individual patent, copyright or other trademark to be material to our operations. We believe that the phrase “yellow pages” and the walking fingers logo are in the public domain in the United States.

Properties

Our headquarters are located at 198 Inverness Drive West, Englewood, Colorado. Dex Media East leases this facility from Qwest Dex. The lease covering this facility expires October 31, 2008. We have co-occupancy rights with Dex Media East for these headquarters. We also have significant operations at our facilities located at 10200 SW Greenburg Road, Portland, Oregon, which we lease from a third party. The lease covering this facility expires June 30, 2006, and we have the option to renew it for five years. We operate from approximately 28 other facilities and, in the aggregate, utilize over 360,000 square feet (excluding the sublease for 198 Inverness Drive). We lease all of our facilities.

Employees

As of September 30, 2004, we employed approximately 1,600 employees, of which approximately 67% are represented by labor unions covered by two collective bargaining agreements. Our collective bargaining agreement with the International Brotherhood of Electrical Workers, which covered approximately 28% of our unionized workforce as of September 30, 2004, was recently extended to May 2006. Our collective bargaining agreement with the Communications Workers of America, which covered approximately 72% of our unionized workforce as of December 31, 2003, was recently extended to October 2006. All non-senior management employees are employed by Dex Media Service LLC, a bankruptcy-remote entity owned 49% by Dex Media West, Inc., 49% by Dex Media East, Inc. and 2% by Dex Media, and are made available to us by Dex Media Service LLC. Dex Media Service LLC was formed as a bankruptcy-remote entity pursuant to the terms of our credit facilities and Dex Media East’s credit facilities in order to mitigate the risk of not having available to us or Dex Media East the services of our non-management employees if the other entity merges, is acquired or files for bankruptcy.

The Sponsors

Carlyle is a global private equity firm with more than $18 billion under management. Carlyle invests in buyouts, venture, leveraged finance, high yield, and turnarounds in North America, Europe, and Asia, focusing on aerospace & defense, automotive & transportation, consumer, energy & power, healthcare, technology & business services and telecommunications & media. Since 1987, the firm has invested $10.5 billion of equity in 300 transactions. Carlyle employs more than 500 people in 14 countries.

WCAS is one of the largest private equity firms in the United States and the largest in the world focused exclusively on investments in the communications, information services and healthcare services industries. WCAS has more than $11 billion in total assets under management and, since its founding in 1979, has completed more than 100 management buyouts and initial investments.

In connection with the acquisition of Qwest Dex’s directory businesses in the Dex East States and the Dex West States, the Sponsors and their assignees and designees provided an aggregate of $1,617.0 million in equity contributions, of which $962.0 million, or 20% of the purchase price, was contributed in connection with the acquisition of Dex West.

Legal Proceedings

From time to time, we are a party to litigation matters arising in connection with the normal course of our business. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions or improper listings contained in directories published by us. Although we have not had notice of any such claims that we believe to be material, any pending or future claim could have a material adverse effect on our business.

In addition, we are exposed to defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using personal data. The subjects of our data and users of data that we collect and publish could have claims against us if such data were found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorized persons. Although we have not had notice of any material claims relating to defamation or breach of privacy claims to date, we may be party to litigation matters that could have a material adverse effect on our business.

The Acquisistion Transactions

General

On August 19, 2002, Dex Holdings, the former parent of Dex Media, entered into two purchase agreements with Qwest to acquire the directory businesses of Qwest Dex, the directory services subsidiary of Qwest, for an aggregate consideration of approximately $7.1 billion (excluding fees and expenses). Dex Holdings is a special purpose entity formed by Carlyle, WCAS and their respective affiliates to effect the acquisition of Dex East and the acquisition of Dex West. Dex Holdings assigned its right to purchase the directory businesses in the Dex West States to Dex Media West. Dex Holdings was dissolved on January 5, 2005.

The acquisition was structured to be completed in two phases to accommodate the regulatory requirements in the applicable states. In the first phase, consummated on November 8, 2002, Dex Media East acquired Qwest Dex’s directory businesses in the Dex East States for a total consideration to Seller of approximately $2.753 billion (excluding fees and expenses), which it currently operates. For the Combined Year 2003, Dex Media East published 147 directories and distributed approximately 20 million copies of these directories in metropolitan areas and local communities in the Dex East States. As of December 31, 2003, Dex Media East had more than 190,000 local advertising accounts consisting primarily of small and medium-sized businesses.

In the second phase, consummated on September 9, 2003, Qwest Dex contributed its assets and liabilities relating to its directory businesses in the Dex West States to GPP LLC, a newly-formed limited liability company, and, following that contribution, Dex Media West LLC purchased all of the interests in GPP LLC for a total consideration to Seller of $4.3 billion (excluding fees and expenses and subject to adjustments relating to working capital levels). Of the total consideration to Seller, $210.0 million was provided by Dex Media East, which was funded by $160.0 million from borrowings under the delayed draw portion of Dex Media East’s Tranche A term loan facility and $50.0 million from an equity contribution to Dex Media East funded by the Sponsors and their assignees and designees. Immediately following such purchase, Dex Media West LLC was merged with GPP LLC and GPP LLC was renamed Dex Media West LLC. We are a co-issuer of the outstanding notes and the borrower under our credit facilities and operate the acquired directory businesses in the Dex West States.

For federal income tax purposes, the acquisition of Dex West was treated as an asset purchase and, immediately after the consummation of the acquisition of Dex West, Dex Media West, Inc. generally had a tax basis in the acquired assets equal to the purchase price for the acquisition.

In connection with the acquisition of Dex West, we and Qwest entered into the agreements described below. In addition, in connection with the acquisition, we entered into the agreements described below with Dex Media East and/or Dex Media.

Agreements Between Us or Dex Media and Qwest

Publishing Agreement

Our publishing agreement, with Qwest granted us the right to be the exclusive official directory publisher of listings and classified advertisements of its telephone customers in the geographic areas in the Dex West States in which Qwest provides local telephone service from time to time, which we refer to as Qwest’s service areas. Pursuant to state public utilities commission requirements, Qwest is required to publish and deliver white pages directories of certain residences and businesses that order or receive local telephone service from Qwest. In addition, pursuant to tariffs and agreements with telephone companies and resellers of local telephone service, Qwest is required to publish and deliver certain white pages directories and yellow pages directories. Pursuant to this agreement, we are obligated to fulfill Qwest’s legal and contractual obligations to publish and deliver white pages and yellow pages directories in each of Qwest’s service areas and, subject to limitations, are obligated to fulfill Qwest’s publishing obligations in the areas in the Dex West States into which Qwest provides local telephone service in the future. In fulfilling these obligations, we must comply with all regulatory requirements related to the publishing and delivery of such directories. We agreed to cause any successor acquiring our business and Qwest agreed to cause any successor acquiring its business to agree in writing to assume the terms of this agreement.

Our contractual agreement with Qwest granted us the right to identify ourselves (including on our web sites) as its exclusive official directory publisher for its legally required directories as well as certain other directories in Qwest’s service areas in the Dex West States. Our use of the name of the local exchange carrier in such circumstances must be in accordance with Qwest’s trademark and branding requirements. Pursuant to this agreement, we granted Qwest the limited right to use specific service marks, trade names and trademarks that are owned by Dex Media, including DEX(R) (which we refer to as the Dex trademarks), solely in connection with the advertising and marketing of products and services that relate to or refer to of our directories that cover the service areas in the Dex West States. Pursuant to the list license agreement for the use of directory publisher and directory delivery lists discussed below, Qwest is required to provide us with information about subscribers, such as names, addresses and telephone numbers for the purpose of publishing and delivering directories.

If federal law no longer requires Qwest to provide subscriber information under nondiscriminatory and reasonable terms, Qwest is required by the terms of the publishing agreement to continue to license the information to us on terms and conditions at least as favorable as those then being offered to any person doing business in the Dex West States. If such a change in federal law occurs within the first seven years after November 8, 2002, Qwest will charge us the prices then in effect under the list license agreement for the use of directory publisher lists and directory delivery lists until the end of this seven-year period, subject to increases for inflation. After this seven-year period, regardless of when the change in federal law occurred, Qwest will charge us prices equal to or less than the lowest prices it then charges to any other person doing business in the Dex West States. However, if Qwest is not licensing this information to at least two other purchasers in the Dex West States, it will charge us prices equal to the average price that other similarly sized incumbent local telephone companies charge for such information.

For the first seven years after November 8, 2002, Qwest will reimburse us for one half of any material net increase in our costs of publishing directories that satisfy Qwest’s publishing obligations (less the amount of any previous reimbursements) resulting from new governmental legal requirements.

This agreement will remain in effect for 50 years from November 8, 2002 and will automatically renew for additional one year terms unless either Qwest or we provide 12 months’ notice of termination. Qwest may terminate the entire agreement if we materially breach this agreement in a manner that has the effect of abrogating our performance and Qwest’s enjoyment of the benefits of this agreement, or if we fail to discharge Qwest’s publishing obligation with respect to twenty percent of Qwest’s subscribers. Generally, if we breach our obligation with respect to a particular directory in a manner that results in a material and continuing failure to discharge the publishing obligation with respect to that directory, Qwest may terminate this agreement with respect to the affected service area. In addition, if we or any of our subsidiaries engage in or act as a sales agent with regard to the marketing, sale or distribution of any telecommunication services or enter into a joint venture, strategic alliance, product bundling, revenue sharing or similar arrangement with any person pursuant to which such person’s telecommunication services are offered, marketed, sold or priced in connection with our directory products, in each case in any of Qwest’s service areas in the Dex West States, Qwest may terminate this agreement with respect to the affected service area. However, if our owner or an affiliate of ours is a provider of telecommunication services and the activity referred to in the previous sentence is not occurring in connection with our directory products, Qwest may not terminate this agreement with respect to the affected service area.

We may terminate this entire agreement if Qwest materially breaches this agreement in a manner that has the effect of abrogating its performance and our enjoyment of the benefits of this agreement. In addition, we may terminate this entire agreement after the first seven years after November 8, 2002 if new legal requirements imposed by government regulatory entities result in a net increase of more than 25% in our costs of publishing directories that satisfy Qwest’s publishing obligations (excluding cost increases that generally apply to incumbent local exchange carriers) and Qwest acknowledges that this has occurred or such increase is confirmed in a binding arbitration. Generally, if Qwest materially breaches its obligation with respect to a certain service area in a manner that has the effect of abrogating its performance and our enjoyment of the benefits of this agreement with respect to the affected service area, we may terminate this agreement with respect to such service area.

If Qwest formally repudiates or rejects this agreement (other than pursuant to the termination provisions described above) or we terminate this agreement due to a material breach of this agreement by Qwest, we will be entitled to receive liquidated damages from Qwest equal to thirty percent of the sum of the total consideration to the Seller for the acquisition of Dex West and the acquisition of Dex East, less any liquidated damages previously paid by Qwest for a material breach with respect to a specific service area. In the event that Qwest materially breaches its obligations with respect to a specific service area and we terminate this agreement with respect to the affected service area, we will be entitled to liquidated damages generally calculated on a similar basis as that described above, pro rata for the affected service area.

If we formally repudiate or reject this agreement (other than pursuant to the termination provisions described above) or Qwest terminates this agreement with respect to a specific service area because we have materially failed to discharge Qwest’s publishing obligation with respect to the service area, Qwest will be entitled to receive from us liquidated damages in an amount equal to one hundred twenty-five percent of the net present value of the anticipated costs to Qwest through the remaining term of the publishing agreement to perform, or cause another person to perform, Qwest’s publishing obligation.

The liquidated damages provided for in this agreement are in lieu of any other type of damages and are the sole remedy of either party in the event of a material breach or formal repudiation or rejection of this agreement by the other party. We may exercise our right to claims for liquidated damages provided for in this agreement only in lieu of, and not in addition to, our right to claims for liquidated damages provided for in the non-competition and non-solicitation agreement discussed below.

Dex Media and we will, jointly and severally, indemnify Qwest for losses resulting from (1) our failure to perform our obligations under this agreement, (2) any third-party claims resulting from errors in listings and advertisements of Qwest’s customers in our directories or omissions of listings and advertisements of Qwest’s customers in our directories, in each case caused by us, and (3) any claims that our directories or the rights we will grant to Qwest relating to the Dex trademarks violate or infringe the intellectual property rights, or require the consent, of any third party. Qwest will indemnify us for losses resulting from (1) its failure to perform its obligations under this agreement, (2) any third party claims resulting from errors in listings and advertisements of its customers in our directories or omissions of listings and advertisements of its customers in our directories, in each case caused by Qwest and (3) any claims that the rights to identify ourselves as Qwest’s exclusive official directory publisher and to use Qwest’s branding on the directories violate or infringe the intellectual property rights, or require the consent, of any third party.

Non-Competition and Non-Solicitation Agreement

Pursuant to a non-competition and non-solicitation agreement, Qwest agreed, for a period of 40 years after November 8, 2002, not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex West States in which Qwest provides local telephone service directed primarily at customers in those geographic areas. We agreed to cause any successor acquiring our business and Qwest agreed to cause any successors acquiring their businesses (subject to limited exceptions) to agree in writing to assume the terms of this agreement.

For a period of two years after November 8, 2002, we, on one hand, and Qwest, on the other hand, agreed not to solicit any of the other’s employees or to induce one another’s employees to terminate their relationship with the other. In addition, Qwest agreed not to solicit or hire any members of our senior management team for the same two-year time period.

This agreement will remain in effect for a period of 40 years after November 8, 2002. However, if the publishing agreement terminates in accordance with its terms, any party to this agreement may terminate it immediately. In addition, if we directly or indirectly provide telecommunication services in the Dex West States or the Dex East States, Qwest may terminate this agreement and the publishing agreement with respect to the affected service area. See “—Publishing Agreement.”

If Qwest formally repudiates or rejects this agreement (other than pursuant to the termination provisions described above) or either Qwest materially breaches this agreement, we will be entitled to receive liquidated damages from Qwest, calculated according to the formula described above with respect to the liquidated damages provisions of the publishing agreement. If either Qwest materially breaches its obligations with respect to a specific service area or Qwest does not require a person acquiring its business in a specific service area to agree in writing to assume this agreement to the extent of the relevant service area, Qwest will be liable for liquidated damages generally calculated on a similar basis as in the publishing agreement, pro rata for the affected service area.

The liquidated damages provided for in this agreement are in lieu of any other type of damages and are our sole remedy in the event of a material breach or formal repudiation or rejection of this agreement by Qwest. We may exercise our right to claims for liquidated damages provided for in this agreement only in lieu of, and not in addition to, the liquidated damages provided for in the publishing agreement.

Billing and Collection Services Agreement

We entered into a billing and collection services agreement with Qwest LEC upon the consummation of the Acquisition, which was renewed effective November 1, 2004. Under the renewed agreement, Qwest LEC will continue until December 31, 2008 to bill and collect, on our behalf, amounts owed by our accounts, that are also Qwest local telephone customers, for our directory services. In 2003, Qwest LEC billed approximately 47% of our revenue, excluding the effects of purchase accounting, on our behalf, and we billed the remaining 53% directly. Qwest LEC bills the account on the same billing statement on which it bills the customer for local telephone service. Subsequent to the Dex East Acquisition, we developed and continue to maintain the ability to transition from the Qwest LEC billing and collection system to our own billing and collection system, for those accounts billed by Qwest, within approximately two weeks should we choose to do so.

Intellectual Property Contribution Agreement

Pursuant to an intellectual property contribution agreement, Qwest has assigned, in certain cases, and has licensed, in other cases, to Dex Media the Qwest intellectual property used in the Qwest directory services business. Dex Media currently owns all of Qwest’s former rights, titles and interests in certain Dex trademarks, including DEX(R), and specific internet domain names. Dex Media also owns specific patents and other intellectual property of Qwest Dex previously owned by Qwest and used in the directory services business as well as all of Qwest’s former rights, titles and interests in registered copyrights for printed directories in the Qwest service areas in the Dex West States and certain non-public data created by Qwest Dex regarding advertising customers in the Dex West States. In addition, Qwest has licensed to Dex Media other intellectual property of Qwest used by Qwest Dex in the directory business in the year prior to the consummation of the acquisition of Dex East, including but not limited to technology, research and development data and software not assigned to Dex Media by Qwest.

Dex Media has licensed to Qwest the Dex trademarks until September 2005 for use in connection with certain directory and ancillary products of Qwest in the Dex West States, as well as in connection with Qwest’s directory web sites, although Qwest is required to transition away from its use of the Dex trademarks beginning as of September 2003. In addition, Dex Media has licensed to Qwest other intellectual property transferred to Dex Media pursuant to the purchase agreement.

The intellectual property contribution agreement continues indefinitely (although many of the licenses are of limited duration) unless terminated by Qwest or Dex Media because of a material breach by the other. However, some of the licenses are perpetual and survive any termination.

Trademark License Agreement

Pursuant to a trademark license agreement, Qwest licensed to us the right to use the QWEST DEX® and QWEST DEX ADVANTAGE® marks until November 2007 in connection with directory products and related marketing materials in the Dex West States. Qwest also licensed to us the right to use these marks in connection with our directory web site. Each of these licenses is generally exclusive (except with respect to Dex Media East) with respect to the sale of directory products consisting principally of listings and classified advertisements directed primarily at customers in the geographic areas in the Dex West States in which Qwest provides local telephone service.

We may terminate this agreement upon 30 days’ notice and Qwest may terminate this agreement in the event of an uncured material breach by Dex Media. In addition, this agreement may terminate if we cease using the licensed trademarks for a substantial period of time, or if the publishing agreement terminates before the expiration of the five-year term of this agreement.

List License Agreements

Pursuant to a license agreement for the use of directory publisher lists and directory delivery lists, Qwest granted to us a non-exclusive, non-transferable restricted license of listing and delivery information for persons and businesses that order and/or receive local exchange telephone services at prices set forth in the agreement. We may use the listing information solely for publishing directories and the delivery information solely for delivering directories. This agreement will be in effect until September 2006, subject to automatic renewal for additional 18-month terms until either Qwest or we terminate this agreement by providing 18 months’ notice. The publishing agreement, however, requires Qwest to continue to license the listing and delivery information to us for as long as the publishing agreement is in effect.

Pursuant to a license agreement for expanded use of subscriber lists, Qwest granted to us a non-exclusive, non-transferable restricted license of listing information for persons and businesses that order and/or receive local exchange telephone services at prices set forth in the agreement. We may use this information for the sole purpose of reselling the information to third party entities solely for direct marketing activities, database marketing, telemarketing, market analysis purposes and internal marketing purposes, and for our use in direct marketing activities undertaken on behalf of third parties. This agreement will be in effect until November 2007, subject to automatic renewal for additional one-year terms until either Qwest or we terminate this agreement by providing six months’ notice.

Master Telecommunications Commitment Agreement

In connection with the Acquisition, Qwest, Dex Holdings LLC, Dex Media East and we entered into a master telecommunications commitment agreement, pursuant to which we must purchase from Qwest, and their affiliates, on an exclusive basis, those telecommunications services and products that we use from time to time (including data transmission, local wired and wireless local exchange services and enhanced services; wireless communications, including cellular, PCS and paging services; video conferencing services; intrastate, interstate and international long distance telephone services; pay telephone services; telephone calling cards; prepaid telephone calling cards, voice messaging and other enhanced services; internet connectivity and/or protocol based services; data hosting; web hosting; and any and all comparable or successor telecommunications products or services and offered by Qwest from time to time).

Our obligation to purchase such telecommunications services from Qwest is subject to Qwest’s ability to offer pricing and service terms that are not, in the aggregate, materially less favorable than the terms generally available in the market to us from other telecommunications services providers that are nationally or regionally recognized as being highly reputable. Furthermore, Qwest is required to offer the telecommunications services to us on terms and conditions that are no less favorable than the terms and conditions that Qwest provides similar services, at similar volumes and for similar time periods, to other customers in the applicable service area. In all events, however, Qwest’s service offerings and our obligation to purchase telecommunications services, are subject to tariff requirements and applicable laws and orders, although Qwest is required to engage in good faith discussions to offset any increased cost to us resulting from such tariff requirements on unregulated portions of telecommunications services that we purchase from Qwest. The term of the master telecommunications commitment agreement extends until November 8, 2017. The agreement may be terminated by us, on the one hand, or Qwest, on the other hand, on 90 days written notice if (i) the other party fails to pay an invoice and has not cured the failure within the time period set forth in such invoice, (ii) the other party otherwise is in material breach of the master agreement and fails to cure such breach with 30 days of receipt of written notice specifying the breach, (iii) the other party is the subject of certain bankruptcy or insolvency events, or (iv) the publishing agreement is terminated in accordance with the terms thereof.

Advertising Commitment Agreement

In connection with the Acquisition, Qwest, Dex Holding LLC, Dex Media East and we entered into an advertising commitment agreement. Pursuant to the advertising agreement, Qwest agreed to purchase an aggregate of $20.0 million of advertising per year through 2017 from us and/or Dex Media East. In the event that Qwest purchases more than $20.0 million of advertising from us and/or Dex Media East in any one year, up to $5.0 million of the excess will be carried over to the subsequent year’s minimum advertising purchase requirement. The pricing will be on terms at least as favorable as those offered to similar large customers.

The agreement may be terminated by us and Dex Media East, on the one hand, or Qwest, on the other hand, on 90 days written notice if (1) the other party fails to pay an invoice and has not cured the failure within the time period set forth in such invoice, (2) the other party breaches other material covenants or obligations and fails to cure the breach within 30 days of notice of the breach, (3) the other party is the subject of certain bankruptcy or insolvency events, or (4) the publishing agreement is terminated in accordance with the terms thereof.

Other Agreements

We have entered into other agreements, including a joint defense and common interest agreement and a public pay stations agreement. The joint defense and common interest agreement relates to any future administrative proceedings or review of the agreements relating to the acquisition of Dex West by regulatory or governmental entities. The public pay stations agreement governs our exclusive right and obligation to place directories in all of Qwest’s phone booths in specific regions in the Dex West States.

Agreements Between Us and Our Affiliates

The following are agreements that we entered into with certain of our affiliates upon the consummation of the acquisition of Dex West.

Shared Services Agreement

We entered into a shared services agreement with Dex Media East and Dex Media pursuant to which Dex Media and its direct or indirect subsidiaries (including Dex Media East), in their capacity as a provider of shared services or shared assets, provide to us certain centralized services. The centralized services include: information technology services; website management services; operations and production services; vendor relationship management services; real estate services; finance and accounting services; procurement services; treasury and trust services; human resources services; marketing and public relations services; legal services; corporate/executive services; information technology services; and data access services. In addition, we are provided with billing and collections services for those of our customers that are not billed under our billing and collection agreement with Qwest. Dex Media and its direct or indirect subsidiaries must provide the shared services to us on a non-discriminatory basis and use their commercially reasonable best efforts to provide the shared services in the same manner as if they were providing such services and assets on their own accounts. We may, from time to time, request that additional shared services be covered by this agreement.

Pursuant to the agreement, we are granted the right to use certain intellectual property rights granted or licensed to Dex Media and/or its direct or indirect subsidiaries and to co-occupy and utilize our headquarters. We also agreed that, notwithstanding Qwest’s actual advertising purchases under the advertising commitment agreement, the revenue received by us and Dex Media East from Qwest under the advertising commitment agreement shall be allocated 42% to Dex Media East and 58% to us. See “—Agreements Between Us or Dex Media and Qwest—Advertising Commitment Agreement.”

We pay Dex Media and/or its direct or indirect subsidiaries, as applicable, for these shared services based on an allocation of the actual cost of such services. To the extent that 100% of the applicable shared service is attributable to the Dex West States, 100% of the actual cost is allocated to us. To the extent that a specific percentage of use of such shared service can be determined, that specific percentage of the actual cost is allocated to us. All other portions of the actual cost of any shared service that cannot be allocated as described above are allocated between us and Dex Media East in proportion to our relative revenues. The agreement terminates on December 31, 2004 and may be terminated at any time by mutual written consent of the parties at any time prior to December 31, 2004.

Employee Cost Sharing Agreement

We entered into an employee cost sharing agreement with Dex Media East, Dex Media and Dex Media Service LLC, a bankruptcy-remote entity owned 49% by Dex Media West, Inc., 49% by Dex Media East, Inc. and 2% by Dex Media, pursuant to which Dex Media employs all of our management personnel and Dex Media Service LLC employs all of our non-management personnel and, in each case, makes them available to us and Dex Media East. In the case of management personnel and non-management personnel providing services solely to us, 100% of the actual cost incurred to employ such individuals is allocated to us. If an individual provides services both to us and to Dex Media East, to the extent that a specified percentage of use of such shared individual can be determined, our specified portion of the actual cost incurred to employ such individuals is allocated to us. All other portions of the actual cost incurred to employ the shared individuals that cannot be allocated as described above are allocated between us and Dex Media East in proportion to our relative revenues. The agreement continues indefinitely unless terminated at any time by mutual written consent of the parties.

Intercompany License Agreement

Dex Media East and we also entered into an intercompany license agreement with Dex Media, pursuant to which each of Dex Media East and we license intellectual property rights that are owned or licensed by Dex Media. The licenses granted to us pursuant to the intercompany license agreement are generally non-exclusive, worldwide (with the exception of the Dex East States), and perpetual, with the right to sublicense in the ordinary course of business (in each case subject to certain exceptions). Dex Media is responsible for preparing, filing, prosecuting, and maintaining all applications, registrations, and issuances of the licensed intellectual property. In the event that Dex Media fails to do so, both Dex Media East and we have the right, but not the obligation, to prepare, file, prosecute and maintain the same on behalf of Dex Media (but only if we have a license to such intellectual property). In either event, to the extent that any such intellectual property is licensed both to Dex Media East and us, Dex Media East and we are jointly responsible for paying the costs of such preparation, filing, prosecution and maintenance in accordance with a cost allocation formula set forth in the shared services agreement. To the extent that such intellectual property is licensed only to Dex Media East or us, the party holding the license is responsible for all such costs.

Pursuant to the intercompany license agreement, Dex Media has the primary right, but not the obligation, to commence, prosecute and control any action or proceeding with respect to the infringement of such intellectual property by third parties. If Dex Media chooses not to enforce the intellectual property rights against a third party, both Dex Media East and we have the right to do so (but only if we have a license to such intellectual property). In any enforcement action involving intellectual property licensed both to Dex Media East and us, both Dex Media East and we share in the costs incurred and awards recovered in accordance with a cost allocation formula set forth in the shared services agreement. In the event the intellectual property is licensed only to Dex Media East or us, the party holding the license is responsible for all costs, and is the sole recipient of all awards recovered.

Management

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors:

Name	Age	Position
George Burnett	49	President, Chief Executive Officer and Director
Robert M. Neumeister, Jr.	55	Executive Vice President and Chief Financial Officer
Marilyn B. Neal	56	Executive Vice President and Chief Operating Officer
Maggie Le Beau	46	Senior Vice President, Marketing
Linda Martin	51	Senior Vice President, Sales
Kristine Shaw	40	Senior Vice President, Field Marketing
Francis B. Barker	42	Senior Vice President, Strategy and Corporate Development
Frank M. Eichler	48	Senior Vice President, General Counsel and Secretary
Helen Cousins	50	Senior Vice President, Chief Information Officer
Scott Bontempo	42	Senior Vice President, Human Resources
James A. Attwood, Jr.	46	Co-Chairman of the Board
Anthony J. de Nicola	40	Co-Chairman of the Board
John Almeida, Jr.	34	Director
R. Glenn Hubbard	46	Director
Russell T. Lewis	57	Director
William E. Kennard	48	Director
Bruce E. Rosenblum	51	Director
Sanjay Swani	38	Director

In addition, each of the executive officers set forth above is an officer of Dex Media and Dex Media East and each of the directors set forth above is a director of Dex Media and Dex Media East.

George Burnett is our President, Chief Executive Officer and a Director. He joined Dex Media as President, Chief Executive Officer and Director upon consummation of the Acquisition. He served as President and Chief Executive Officer of Qwest Dex from February 2001 until September 2003 and as of March 2004, serves as a Director and Chairman of the Yellow Pages Integrated Media Association, YPIMA. He joined Qwest as Chief Marketing Officer in August 2000. In 2000, he served as President and CEO of the Mass Market Retail Group of American Electric Power. Prior to holding that position, he spent six years at AT&T as President of Local Services, General Manager of two market segments and General Manager of Card and Operator Services. In addition, he worked for 14 years at D’Arcy Masius Benton and Bowles, a worldwide advertising agency. Mr. Burnett received an A.B. from Dartmouth College and an M.B.A. from Dartmouth’s Amos Tuck School.

Robert M. Neumeister, Jr. is our Executive Vice President and Chief Financial Officer. He joined Dex Media as Executive Vice President and Chief Financial Officer in January 2003. From October 2001 until December 2002, Mr. Neumeister served as Chief Financial Officer for Myriad Proteomics, Inc. From January 2000 until June 2001, he served as Chief Financial Officer of Aerie Networks, Inc. From December 1998 to December 1999, he served as Vice President and Director of Finance of Intel Corporation. Prior to joining Intel, he served as Chief Financial Officer of Sprint PCS LLC from September 1995 to November 1998. He is a member of the Boards of Directors of Symmetricom, Inc. and VA Software Corporation. Mr. Neumeister holds a B.A. from Vanderbilt University and an M.B.A. from the University of Virginia.

Marilyn B. Neal is our Executive Vice President and Chief Operating Officer. She joined Dex Media as Executive Vice President and Chief Operating Officer in January 2003. From 2000 until November 2002, Ms. Neal served as Regional President, Transcoastal & National for Verizon Information Services with responsibilities for Verizon’s yellow pages business in the Western and Northeastern states. From 1974 to 2000, she held several positions with GTE Information Services, formerly GTE Directories, including Senior Vice President, Vice President of International, Vice President of Business Development and various other sales positions. In addition, she was a member of the Board of Directors of Chesapeake Directory Sales Corporation and the Association of Directory Marketing and was an active participant in the National Yellow Pages Association.

Maggie Le Beau is our Senior Vice President of Marketing. She joined us as Senior Vice President of Marketing upon consummation of the Acquisition. She served as Senior Vice President of Marketing & Growth Ventures of Qwest Dex from November 1999 until the consummation of the Acquisition. From 1994 until 1999, she served in other capacities within Qwest Dex, including Director of Product Management and Pricing. Prior to joining Qwest Dex, Ms. Le Beau was a Senior Director in the marketing department at the American Express Company. Ms. Le Beau received a B.A. from Northwestern University and an M.B.A. from Harvard Business School.

Linda Martin is Senior Vice President of Sales. She joined Dex Media as Senior Vice President of Sales of Qwest Dex upon consummation of the Dex East Acquisition. From 1977 until her retirement from Verizon in 2002, Ms. Martin served in a variety of sales and leadership positions with GTE/ Verizon including Publishing, Sales and Operations. From 2001 until 2002, Ms. Martin was Vice President of the Transcoastal Region, where she was instrumental in the GTE/ Verizon merger process, particularly with the integration of the former R.H. Donnelley organization into Verizon Information Services. In the 1990s, she held the positions of Area Vice President, Vice President of Publishing, Operations, Sales and Quality, Vice President/ General Manager of the California Region and Regional Vice President of New York.

Kristine Shaw is Senior Vice President of Field Marketing. She joined Dex Media as Senior Vice President of Sales upon consummation of the Dex East Acquisition and assumed her current position in December 2004. She served as Vice President of Sales of Qwest Dex from 2001 until the consummation of the Acquisition. From 1996 until 2001, she served in other capacities, including as Vice President of the Internet Group and New Ventures, with Qwest Dex. Prior to joining Qwest Dex, she worked for 10 years in the sales and marketing departments of TransWestern Publishing. Ms. Shaw earned an M.B.A. from the University of Denver.

Francis B. Barker is our Senior Vice President for Strategy and Corporate Development. He joined Dex Media as Senior Vice President of Strategy and Corporate Development in January 2003. Prior to joining us, Mr. Barker spent approximately four years leading investment activities in the media sector at Carlyle, most recently as a Managing Director. Before joining Carlyle, Mr. Barker spent 10 years at Morgan Stanley & Co. providing investment banking services to media companies in various sectors. Mr. Barker is a magna cum laude graduate of Amherst College and holds an MBA degree from The Wharton School, University of Pennsylvania.

Frank M. Eichler is our Senior Vice President, General Counsel and Secretary. He joined Dex Media as Senior Vice President, General Counsel and Secretary in June 2003. Prior to holding this position, he served as Executive Vice President, General Counsel and Secretary for MediaOne Group. He was previously Senior Vice President of Corporate Development for Teletech, where he was responsible for transactions including mergers and acquisitions. Before joining Teletech, he was a founding partner of Lone Tree Capital, an investment firm targeting opportunities in communications, Internet and related industries. His experience also includes 16 years with U S WEST and its successor companies. Mr. Eichler received a B.S., a B.A., a J.D. and an M.B.A. from the University of South Dakota.

Helen Cousins is our Senior Vice President, Chief Information Officer. She joined Dex Media as Senior Vice President, Chief Information Officer in November 2003. Prior to holding this position, Ms. Cousins was Senior Vice President and CIO of Corporate Technology at Cendant Corporation. Before that, she was Senior Vice President of Global Product Development at Dun and Bradstreet, and spent 24 years on Wall Street in senior management positions in both international and investment banking. Ms. Cousins received a B.S. from Fordham University and an M.B.A. from Pace University.

Scott Bontempo is our Senior Vice President, Human Resources. He joined Dex Media as Senior Vice President, Human Resources in May 2004. Prior to holding this position, he served as Vice President Human

Resources, Operations for Frito Lay North America and as a member of that company’s executive committee from April 2001 to May 2004. From 1993-1999 he held various field and headquarter positions in human resources and labor relations at Frito Lay. His experience includes an additional 7 years in human resources, training, line management and new product development with Kraft Foods and Nabisco. Mr. Bontempo received a B.S.B.A. from Ashland College and an M.S. from Carnegie Mellon University.

James A. Attwood, Jr. is Co-Chairman of the Board. He joined us as Co-Chairman of the Board upon consummation of the Acquisition. He has been a managing director of Carlyle since November 2000. Prior to joining Carlyle, he served as Executive Vice President-Strategy, Development and Planning for Verizon Communications. He served as Executive Vice President-Strategic Development and Planning at GTE Corporation prior to that. Mr. Attwood joined GTE Corporation in 1996 as Vice President-Corporate Planning and Development after more than ten years in the investment banking division of Goldman, Sachs & Co. He is also a member of the board of directors of Dex Media East. He received a B.A. and M.A. from Yale University in 1980 and an M.B.A. and J.D. from Harvard University in 1985. Mr. Attwood was designated by affiliates of Carlyle and elected as Co-Chairman of the Board pursuant to the sponsor stockholders agreement described under “Certain Relationships and Related Transactions.”

Anthony J. de Nicola is Co-Chairman of the Board. He joined us as Co-Chairman of the Board upon consummation of the Acquisition. He has been a general partner of WCAS since April 1994. Previously, he worked for William Blair & Company for four years in the merchant banking area. Mr. de Nicola holds a B.A. degree from DePauw University and an M.B.A. from Harvard Business School. He is also a member of the boards of directors of Dex Media East, Centennial Communications Corp., Valor Telecommunications, LLC, Alliance Data Systems Corporation, ITC^DeltaCom, Inc. and several private companies. Mr. de Nicola was designated by affiliates of WCAS and elected as Co-Chairman of the Board pursuant to the sponsor stockholders agreement.

John Almeida, Jr. is a Director. He joined us as Director upon consummation of the Acquisition. Mr. Almeida joined WCAS in March 1999 and is a general partner. Prior to joining WCAS, Mr. Almeida worked in the investment banking department of Lehman Brothers Inc. and previously worked at the private equity firm Westbury Capital Partners. Mr. Almeida holds a B.A. degree from Yale College. He is also a member of the boards of directors of Dex Media East and ITC^DeltaCom, Inc. Mr. Almeida was designated by affiliates of WCAS and elected as a Director pursuant to the sponsor stockholders agreement.

R. Glenn Hubbard is a Director. He was elected to the Dex Media Board of Directors in July 2004. He is dean of the Graduate School of Business at Columbia University, where he is also co-director of the Program on Entrepreneurship and a professor of Finance and Economics. Hubbard served as chairman of the U.S. Council of Economic Advisers from 2001 to 2003, and has also served as chair of the Economic Policy Committee of the Organization for Economic Cooperation and Development and Deputy Assistant Secretary of the U.S. Treasury Department for Tax Policy. In addition to his responsibilities at Columbia, he is currently a research associate at the National Bureau of Economic Research and the director of the program on tax policy at the American Enterprise Institute. Hubbard received a Ph.D. in economics from Harvard University.

Russell T. Lewis is a director. He joined the Dex Media Board of Directors in October 2004. Mr. Lewis has served as president and CEO and director of The New York Times Company since 1997. During his tenure, the company has been repeatedly cited for its commitment to excellence and innovation. Mr. Lewis first joined The Times in 1966 as a copy boy. After receiving his law degree in 1973, he spent four years with the New York law firm Cahill Gordon and Reindel before returning to The Times in 1977 as a staff attorney and subsequently serving in a variety of leadership positions, including president and general manager of the Times newspaper. He will retire at the end of 2004. Mr. Lewis holds a B.A. from the State University of New York at Stony Brook and a J.D. from the Brooklyn Law School.

William E. Kennard is a Director. He joined us as a Director upon consummation of the Acquisition. He has been a managing director of Carlyle since May 2001. Prior to joining Carlyle, Mr. Kennard served as Chairman of the U.S. Federal Communications Commission from November 1997 to January 2001. He was the FCC’s general counsel from December 1993 to November 1997. Before serving in government, Mr. Kennard was a partner and member of the board of directors of the law firm of Verner, Liipfert, Bernhard, McPherson and Hand in Washington, DC. He is a member of the boards of directors of Dex Media East, Nextel Communications, The New York Times Company and Handspring, Inc. Mr. Kennard graduated from Stanford University and received his law degree from Yale Law School. Mr. Kennard was designated by affiliates of Carlyle and elected as a Director pursuant to the sponsor stockholders agreement.

Bruce E. Rosenblum is a Director. He joined us as a Director upon consummation of the Acquisition. He has been a managing director of Carlyle since May 2000. Prior to joining Carlyle, Mr. Rosenblum was a partner and Executive Committee member at the law firm of Latham & Watkins LLP, where he practiced for 18 years, specializing in mergers and acquisitions and corporate finance. Mr. Rosenblum is a graduate of Yale University and received his J.D. from Columbia Law School. He is a member of the boards of directors of Dex Media East, The Relizon Company and Rexnord Corporation. Mr. Rosenblum was designated by affiliates of Carlyle and elected as a Director pursuant to the sponsor stockholders agreement.

Sanjay Swani is a Director. He joined us as a Director upon the consummation of the Acquisition. Mr. Swani has been a general partner of WCAS since October 2001. Prior to joining WCAS, Mr. Swani was a principal at Fox Paine & Company (a San Francisco-based buyout firm) from June 1998 to June 1999 and prior to that worked in the mergers and acquisitions department of Morgan Stanley & Co. (a global financial services firm) from August 1994 to June 1998. Mr. Swani holds an A.B. degree from Princeton University, a J.D. from Harvard Law School, and an M.S. from the MIT Sloan School of Management. He is also a member of the boards of directors of Dex Media East, Banctec Inc, ITC^DeltaCom, Inc., Global Knowledge Networks, Inc. and Valor Telecommunications, LLC. Mr. Swani was designated by affiliates of WCAS and elected as a Director pursuant to the sponsor stockholders agreement.

Office of the Chairman

James A. Attwood, Jr., Anthony J. de Nicola, George Burnett, Robert M. Neumeister, Jr. and Marilyn Neal currently comprise the Office of the Chairman. The Office of the Chairman has general supervision over our affairs and such other duties as the Board of Directors assigns to it from time to time.

Committees of the Board of Directors

Our Board of Directors has an Audit Committee and a Compensation Committee.

Audit Committee

The Audit Committee is comprised of R. Glenn Hubbard, William E. Kennard and Russell T. Lewis. The Audit Committee reviews our various accounting, financial reporting and internal control functions and makes recommendations to the Board of Directors for the selection of independent public accountants. In addition, the committee monitors the independence of our independent accountants.

Compensation Committee

The Compensation Committee is comprised of James A. Attwood, Jr. and Anthony J. de Nicola. The Compensation Committee is responsible for establishing and administering the policies that govern compensation to all employees. The Compensation Committee specifically approves grants of stock options and other equity awards to employees, changes in compensation of officers and annual bonuses and other employee benefits granted to officers.

Compensation of directors

Each of our independent directors receives a $60,000 annual cash retainer for his or her service on the boards of Dex Media, Dex Media East and Dex Media West. In addition, each of our independent directors receives $1,250 for each board meeting attended and an additional $1,000 for each committee meeting attended ($625 in the case of telephonic board meetings and $500 in the case of telephonic committee meetings). The chairman of our Audit Committee receives an additional $10,000 annual cash retainer for his or her service on the Audit Committees of Dex Media, Dex Media East and Dex Media West, while the chairmen of our other committees will receive an additional $7,500 annual cash retainer. Each of our independent directors who serves in one of our committees, other than as a chairman, receives an additional $5,000 annual cash retainer. Each of our independent directors is granted 12,500 restricted shares of common stock of Dex Media. Non-independent directors do not receive any compensation as directors.

All directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors and committee meetings.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to compensation for services in all capacities for the fiscal years ended December 31, 2004 and 2003 paid to our President and Chief Executive Officer and our five other most highly compensated executive officers serving as our executive officers on December 31, 2004, whom we refer to as the “Named Executive Officers”. The Named Executive Officers also served as executive officers of Dex Media and Dex Media East during the fiscal years ended December 31, 2004 and 2003. In addition, all of the Named Executive Officers, other than Mr. Neumeister, served as executive officers of Qwest Dex from January 1, 2003 to September 9, 2003, the date of the consummation of the acquisition of Dex West. Compensation received by the Named Executive Officers during the fiscal years ended December 31, 2004 and 2003 for services in their capacities as executive officers of Dex Media, Dex Media East and/or Qwest Dex, as applicable, is included in the following table in addition to compensation received for services in their capacities as executive officers of Dex Media West.

This table, and the other tables throughout this “Executive Compensation” section reflects the effects of all adjustments made to the exercise price and number of securities underlying outstanding options to reflect stock splits and other changes to Dex Media’s capitalization that occurred on or prior to December 31, 2004.

	Annual Compensation				Long-Term Compensation	All Other Compensation ($)(1)(3)
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation ($)(1)(2)	Securities Underlying Options/SARs(#)
George Burnett President and Chief Executive Officer(4)	2004 2003	475,000 456,731	797,250	—	10,978 586,470	5,712
Robert M. Neumeister, Jr. Executive Vice President and Chief Financial Officer(5)	2004 2003	325,000 315,766	435,000	—	6,586 703,770	6,000
Marilyn B. Neal Executive Vice President and Chief Operating Officer(6)	2004 2003	325,000 312,500	510,080	—	6,586 351,880	6,000
Maggie Le Beau Senior Vice President, Marketing(7)	2004 2003	225,000 225,000	246,250	—	2,196 117,290	5,381
Linda Martin Senior Vice President, Sales(8)	2004 2003	225,000 225,000	342,750	—	2,196 234,590	6,000
Kristine Shaw Senior Vice President, Field Marketing(9)	2004 2003	225,000 225,000	246,250	—	2,196 117,290	5,170

(1)	Bonus, Other Annual Compensation and All Other Compensation earned during our fiscal year ended December 31, 2004 has been excluded from the table because the information for such period cannot be computed as of the date of this prospectus. We intend to include information relating to such period in Dex Media’s 2004 proxy statement.
(2)	Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus for any of the Named Executive Officers.
(3)	Includes matching contributions to the defined contribution plan during our fiscal year ended December 31, 2003. Amounts contributed by Qwest were invested in the QSIP in Qwest stock. Amounts contributed by Dex Media were invested in the Dex Media plan according to the employee’s investment allocation. The Named Executive officers are fully vested in these matching contributions.
(4)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Mr. Burnett was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, $207,575 and $267,425 of Mr. Burnett’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, a portion of the compensation earned by or paid to Mr. Burnett was allocated to Dex Media East and a portion was allocated to Qwest Dex. Accordingly, for the period from January 1, 2003 to September 9, 2003, $190,954, $486,264 and $0 of Mr. Burnett’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $120,296, $170,000 and $5,712 of Mr. Burnett’s total salary, bonus and all other compensation, respectively, was allocated to Qwest Dex. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Mr. Burnett was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $63,139 and $61,188 of Mr. Burnett’s total salary and bonus, respectively, was allocated to Dex Media East and $82,342 and $79,798 of Mr. Burnett’s total salary and bonus, respectively, was allocated to Dex Media West. Does not include $126,438 paid to Mr. Burnett by Qwest Dex relating to in-the-money options to purchase common stock of Qwest or $48,578 paid to Mr. Burnett by Qwest Dex relating to the payment of deferred compensation for the periods prior to the fiscal year ended December 31, 2003.
(5)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Mr. Neumeister was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, $142,025 and $182,975 of Mr. Neumeister’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, all of the compensation earned by or paid to Mr. Neumeister was allocated to Dex Media East. For the period from January 1, 2003 to September 9, 2003, $218,405, $334,792 and $4,150 of Mr. Neumeister’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Mr. Neumeister was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $42,255, $43,490 and $803 of Mr. Neumeister’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $55,106, $56,718 and $1,047 of Mr. Neumeister’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media West.
(6)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Ms. Neal was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, $142,025 and $182,975 of Ms. Neal’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, all of the compensation earned by or paid to Ms. Neal was allocated to Dex Media East. For the period from January 1, 2003 to September 9, 2003, $216,146, $409,872 and $4,150 of Ms. Neal’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Ms. Neal was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $41,818, $43,490 and $803 of Ms. Neal’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $54,536, $56,718 and $1,047 of Ms. Neal’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media West.
(7)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Ms. Le Beau was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly,

$98,325 and $126,675 of Ms. Le Beau’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, a portion of the compensation earned by or paid to Ms. Le Beau was allocated to Dex Media East and a portion was allocated to Qwest Dex. Accordingly, for the period from January 1, 2003 to September 9, 2003, $80,232, $145,156 and $2,164 of Ms. Le Beau’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $75,393, $56,000 and $1,558 of Ms. Le Beau’s total salary, bonus and all other compensation, respectively, was allocated to Qwest Dex. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Ms. Le Beau was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $30,109, $19,571 and $720 of Ms. Le Beau’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $39,266, $25,523 and $939 of Ms. Le Beau’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media West. Does not include $32,489 paid to Ms. Le Beau by Qwest Dex relating to the payment of deferred compensation for periods prior to the fiscal year ended December 31, 2003.

(8)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Ms. Martin was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, $98,325 and $126,675 of Ms. Martin’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, a portion of the compensation earned by or paid to Ms. Martin was allocated to Dex Media East and a portion was allocated to Qwest Dex. Accordingly, for the period from January 1, 2003 to September 9, 2003, $92,417, $297,656 and $1,006 of Ms. Martin’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $63,208, $0 and $3,144 of Ms. Martin’s total salary, bonus and all other compensation, respectively, was allocated to Qwest Dex. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Ms. Martin was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $30,109, $19,571 and $803 of Ms. Martin’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $39,266, $25,523 and $1,047 of Ms. Martin’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media West.
(9)	For our fiscal year ended December 31, 2004, a portion of the compensation earned by or paid to Ms. Shaw was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, $98,325 and $126,675 of Ms. Shaw’s total salary was allocated to Dex Media East and Dex Media West, respectively. Prior to September 9, 2003, a portion of the compensation earned by or paid to Ms. Shaw was allocated to Dex Media East and a portion was allocated to Qwest Dex. Accordingly, for the period from January 1, 2003 to September 9, 2003, $147,733, $145,156 and $3,339 of Ms. Shaw’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $7,892, $56,000 and $237 of Ms. Shaw’s total salary, bonus and all other compensation, respectively, was allocated to Qwest Dex. Subsequent to September 9, 2003, a portion of the compensation earned by or paid to Ms. Shaw was allocated to Dex Media East and a portion was allocated to Dex Media West. Accordingly, for the period from September 10, 2003 to December 31, 2003, $30,109, $19,571 and $692 of Ms. Shaw’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media East and $39,266, $25,523 and $902 of Ms. Shaw’s total salary, bonus and all other compensation, respectively, was allocated to Dex Media West. Does not include $14,329 paid to Ms. Shaw by Qwest Dex, Inc. relating to the payment of deferred compensation for periods prior to the fiscal year ended December 31, 2003.

Option/ SAR Grants in Last Fiscal Year

No options to purchase shares of Dex Media common stock were granted to any of the Named Executive Officers during the fiscal year ended December 31, 2004. However, in order to lessen the dilution of benefits to optionees in connection with the March 2004 distribution of $250.5 million by Dex Media to its parent, the exercise price of existing options was reduced, and the number of shares subject to existing options was increased. All other terms of the original options (including vesting and expiration) remained the same. The following table sets forth the increase in the number of shares subject to options originally granted to the Named Executive Officers on November 8, 2002 and September 9, 2003, respectively.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name and principal position	Number of Securities Underlying Option/ SARs (#)(1)	Exercise Price per Share ($/Sh)(1)		Expiration Date	5%($)		10%($)
George Burnett President and Chief Executive Officer	5,489 5,489	$ $	4.64 4.64	11/8/2012 9/9/2013	$ $	16,017 16,017	$ $	40,591 40,591

Robert M. Neumeister, Jr. Executive Vice President and Chief Financial Officer	3,293 3,293	$ $	4.64 4.64	1/1/2013 9/9/2013	$ $	9,609 9,609	$ $	24,352 24,352

Marilyn B. Neal Executive Vice President and Chief Operating Officer	3,293 3,293	$ $	4.64 4.64	11/8/2012 9/9/2013	$ $	9,609 9,609	$ $	24,352 24,352

Maggie Le Beau Senior Vice President, Marketing	1,098 1,098	$ $	4.64 4.64	11/8/2012 9/9/2013	$ $	3,204 3,204	$ $	8,120 8,120

Linda Martin Senior Vice President, Sales	1,098 1,098	$ $	4.64 4.64	1/1/2013 9/9/2013	$ $	3,204 3,204	$ $	8,120 8,120

Kristine Shaw Senior Vice President, Field Marketing	1,098 1,098	$ $	4.64 4.64	11/8/2012 9/9/2013	$ $	3,204 3,204	$ $	8,120 8,120

(1)	The share numbers set forth in this table reflect the reformation of options originally granted to each of the Named Executive Officers on November 8, 2002 and September 9, 2003, respectively, which reformation increased the number of shares subject to such options. In accordance with the terms of the Stock Option Plan of Dex Media, the exercise prices per share have been adjusted to reflect all changes in the capitalization of Dex Media during the period beginning on the date of grant and ending on December 31, 2004.
(2)	Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. A zero percent gain in stock price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the rules of the SEC and they assume a ten-year option term and annual compounding. These growth rates are not intended to forecast future appreciation, if any, of the price of Dex Media common stock.

Aggregated Option/ SAR Exercises

In Last Fiscal Year and Fiscal Year-End Option/ SAR Values

The following table summarizes pertinent information concerning individual grants of stock options to the Named Executive Officers to purchase shares of common stock of Dex Media.

Name and principal position	Exercise Price(1)	Shares Acquired Exercise(#)	Value on Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options/SARs at Fiscal Year-End ($)(2)
George Burnett President and Chief Executive Officer	$4.64	256,540	—	Exercisable Unexercisable	256,544 769,636	Exercisable Unexercisable	$5,212,974 15,639,004

Robert M. Neumeister, Jr. Executive Vice President and Chief Financial Officer	$4.64	153,920	—	Exercisable Unexercisable	153,926 461,784	Exercisable Unexercisable	3,127,776 9,383,451

Marilyn B. Neal Executive Vice President and Chief Operating Officer	$4.64	153,920	—	Exercisable Unexercisable	153,926 461,784	Exercisable Unexercisable	3,127,776 9,383,451

Maggie Le Beau Senior Vice President, Marketing	$4.64	51,310	—	Exercisable Unexercisable	51,310 153,930	Exercisable Unexercisable	1,042,619 3,127,858

Linda Martin Senior Vice President, Sales	$4.64	51,310	—	Exercisable Unexercisable	51,310 153,930	Exercisable Unexercisable	1,042,619 3,127,858

Kristine Shaw Senior Vice President, Field Marketing	$4.64	51,310	—	Exercisable Unexercisable	51,310 153,930	Exercisable Unexercisable	1,042,619 3,127,858

(1)	In accordance with the terms of the Stock Option Plan of Dex Media, the exercise prices per share have been adjusted to reflect changes in the capitalization of Dex Media during the period beginning on the date of grant and ending on December 31, 2004.
(2)	The value of an option equals the aggregate fair market value of the shares underlying the option (based on a per share value of $24.96 at fiscal year end), less the aggregate exercise price of the option. The $24.96 per share value used in this calculation is the closing market price of the common stock of Dex Media on December 31, 2004.

Employment Agreements

Dex Media and 10 senior executives (including each of the Named Executive Officers) have entered into written employment agreements governing the terms and conditions of such senior executive’s employment. With respect to the Named Executive Officers, each employment agreement provides:

•	The initial term of employment is three years, which will automatically be extended for additional one-year periods unless either party notifies the other of non-extension at least 90 days prior to the end of a term.

•	The annual base salary for each of the Named Executive Officers is as follows:

George Burnett	$475,000
Robert M. Neumeister, Jr.	$325,000
Marilyn Neal	$325,000
Maggie Le Beau	$225,000
Linda Martin	$225,000
Kristine Shaw	$225,000

•	Each Named Executive Officer is eligible to receive an annual performance-based cash bonus. Each year, the amount of such bonus, if any, is determined based upon our performance relative to certain pre-established financial targets. The maximum amount of George Burnett’s, Robert M. Neumeister, Jr.’s and Marilyn Neal’s annual bonus is 100% of annual base salary. The maximum amount of each of the other Named Executive Officers’ annual bonus is 65% of annual base salary.

•	Each Named Executive Officer is prohibited from competing with us or soliciting our employees or customers during the term of his or her employment and for a specified period thereafter (18 months for George Burnett; 12 months for Robert M. Neumeister, Jr. and Marilyn Neal; and six months for each of the other Named Executive Officers).

•	In the event that a Named Executive Officer’s employment is terminated by us without “cause” or by the executive for “good reason,” the executive will be entitled to be paid his or her base salary for a specified period following termination (18 months for George Burnett; 12 months for Robert M. Neumeister, Jr. and Marilyn Neal; and six months for each of the other Named Executive Officers). Notwithstanding the foregoing, in no event will any Named Executive Officer be entitled to receive any such payment or benefits after he or she violates any non-compete or other restrictive covenant.

George Burnett’s employment agreement contains certain provisions that differ from the terms contained in the other management employment agreements, including a provision that provides that if we do not renew the term of his employment, then he will be entitled to continue to participate in our health and welfare benefit plans and to continue to be paid his base salary for 18 months following his termination of employment (but not if he has violated any non-compete or other restrictive covenant).

With respect to the senior executives other than the Named Executive Officers, each employment agreement generally provides:

•	The initial term of the employment is three years, subject to possible year-to-year extensions.

•	In the event that a senior executive’s employment is terminated by us without “cause” or by the executive for “good reason,” the executive may be eligible to continue to be paid his or her base salary for a specified period (generally six months) following termination.

•	The executives may be eligible to receive annual performance based bonuses to the extent that we meet certain pre-established financial targets.

Stock Option Plan of Dex Media, Inc.

2002 Plan. Dex Media adopted a stock option plan as of November 8, 2002, which we also refer to as the 2002 Plan. The 2002 Plan provided that options to purchase common stock of Dex Media may be granted to, among others, our employees, including our executive officers. The 2002 Plan provided for the grant of both non-qualified stock options and “incentive stock options” within the meaning of Section 422 of the Code. The compensation committee of the Board of Directors of Dex Media generally had the authority to administer the 2002 Plan, to designate individuals to whom options will be granted and to establish the terms of such options. Each individual to whom options have been granted has entered into a management stockholders agreement with Dex Media and Dex Holdings or, in the case of individuals granted options pursuant to the Dex Media, Inc. High

Performer Reward Program, a substantially identical shareholders agreement that contains certain transfer restrictions that apply to shares of Dex Media common stock that are purchased upon the exercise of any options granted under the 2002 Plan. Effective with the adoption of the 2004 Plan (as defined below), we discontinued grants under the 2002 Plan.

2004 Incentive Award Plan. In May 2004, the Dex Media board of directors adopted, and the Dex Media stockholders approved, its 2004 incentive award plan, which we also refer to as the 2004 Plan. The principal purpose of the 2004 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2004 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance awards, performance-based awards and other stock-based awards. The maximum number of shares which may be subject to awards granted under the 2004 Plan to any individual in any fiscal year cannot exceed 330,000.

Options Outstanding. As of December 31, 2004, a total of 7,230,000 shares have been reserved for issuance under the 2004 Plan, with 5,005,995 underlying outstanding options and 953,350 that were issued to employees upon exercise of options. As of December 31, 2004, options to purchase a total of 5,005,995 shares were issued and outstanding with a weighted average exercise price of $5.18 per share. The share numbers and exercise price amount set forth in this paragraph include the High Performer Reward Program options described in the next paragraph and reflect all adjustments made to the number of shares and exercise prices of outstanding stock options in connection with changes in Dex Media’s capitalization that have occurred on or prior to December 31, 2004 and the split of each share of common stock outstanding immediately prior to Dex Media’s initial public offering into 10 shares of common stock, including all adjustments made under the 2002 Plan in connection with the March 2004 distribution of $250.5 million and the November 2003 distribution of $750.2 million by Dex Media to its parent. Outstanding options issued pursuant to the 2002 Plan vest in two segments. Subject to the optionee’s continued employment with our company, (1) 25% of the options granted will vest in equal annual installments of 5% each on each December 31 beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after; and (2) 75% of the options granted will vest on the eighth anniversary of the grant date; however, an installment equal to 15% of the options granted shall become vested following each of the fiscal years beginning the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after if certain earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets are met with respect to each year. Outstanding options issued pursuant to the 2004 Plan vest in equal annual installments over four years.

High Performer Reward Program. Dex Media has granted non-qualified stock options under the 2002 Plan to certain employees who are not senior executive officers pursuant to the “High Performer Reward Program.” Approximately 60 of Dex Media’s non-executive employees have received options under the High Performer Reward Program. As of December 31, 2004, High Performer Reward Program options to purchase 604,900 shares were issued and outstanding with a weighted average exercise price of $4.64 per share. The share number and exercise price amount of outstanding High Performer Reward Program options set forth in this paragraph are included in the aggregate summary of outstanding options contained in the immediately preceding paragraph and reflect all adjustments made to the number of shares and exercise prices of outstanding options in connection with changes to Dex Media’s capitalization that have occurred on or prior to December 31, 2004 and the split of each share of common stock outstanding immediately prior to Dex Media’s initial public offering into 10 shares of common stock. Outstanding options vest in two segments. Subject to the optionee’s continued employment with our company, (1) 25% of the options granted will vest in equal annual installments of 5% each on each December 31 beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after; and (2) 75% of the options granted will vest on the eighth anniversary of the grant date; however, an installment equal to 15% of the options granted shall become vested following each of the fiscal years beginning the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after if certain earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets are met with respect to each year. Options granted under the High Performer Reward Program are intended to provide an inducement for selected employees who are not executive officers to enter into or remain in Dex Media’s employment and to serve as an incentive for increased efforts during such employment.

Administration. The 2004 Plan is administered by the Dex Media board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The 2004 Plan is administered by a committee which is comprised solely of at least two individuals who qualify as “non-employee directors,” as defined in Rule 16b-3 of the Exchange Act and at least two “outside directors” pursuant to Section 162(m) of the Code, except that with respect to any awards granted to independent directors, the 2004 Plan is administered by the full board. The compensation committee may delegate administration to one or more members of the board of directors. The board of directors, or the committee if so empowered, has the power to interpret the 2004 Plan and to adopt such rules for the administration, interpretation and application of the 2004 Plan according to its terms. The Dex Media board of directors or the committee may also delegate to one or more of the Dex Media officers the power to designate which of Dex Media’s non-officer employees shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board of directors or the committee at the time the delegation to the officers is made. However, the board of directors may not delegate to a committee or otherwise, the power to grant stock awards to independent directors.

Grant of Awards. Certain employees, consultants and directors are eligible to be granted awards under the 2004 Plan. The Dex Media board of directors, or the committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	terms and conditions of such award, consistent with the 2004 Plan.

The Dex Media board of directors, or the committee if so empowered, has the discretion, subject to the limitations of the 2004 Plan and applicable laws, to grant incentive stock options, non-qualified stock options, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted incentive stock options).

Limitation on Incentive Stock Option Treatment. Even if an option is designated as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s incentive stock options exercisable for the first time during any calendar year under the 2004 Plan exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

Stock Option Exercise Price. The Dex Media board of directors, or the committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of incentive stock options, the per share option exercise price shall not be less than 100% of the fair market value of shares of Dex Media common stock on the grant date;

•	in the case of non-qualified stock options, the option exercise price shall not be less than the par value of shares of Dex Media common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of Dex Media capital stock or of any of Dex Media subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of Dex Media common stock on the grant date.

The fair market value of a share of Dex Media common stock as of a given date will be determined in good faith by the Dex Media board of directors.

Expiration of Stock Options. The term of an option is set by the Dex Media board of directors, or the committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of Dex Media capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with Dex Media, the holder may exercise his or her options within the period of time specified in the option agreement, to the extent that the options were vested at the time of termination. Options granted under the 2004 Plan must be exercised within one year if the holder’s services are terminated due to death, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other Equity Awards. In addition to stock options, the committee may also grant to certain employees, consultants and directors stock appreciation rights, shares of restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock unit awards, stock payment awards, deferred stock awards, performance-based awards, or other stock-based awards, with such terms and conditions as the Dex Media board of directors (or, if applicable, the committee) may, subject to the terms of the 2004 Plan, establish. Under the 2004 Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by Dex Media.

Adjustments of Awards. If the committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in Dex Media’s capitalization affects its common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2004 Plan, then the committee may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of Dex Media common stock subject to the 2004 Plan;

•	the number of, and kind of, shares of Dex Media common stock subject to the outstanding awards;

•	the price per share of Dex Media common stock upon exercise of outstanding options; and

•	the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control. Unless otherwise provided in any written agreement between a participant and Dex Media, if a change in control (as defined in the 2004 Plan) occurs and the participant’s awards granted pursuant to the 2004 Plan are not converted, assumed or replaced by the successor entity, then the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the consummation of the change in control. In addition, with respect to stock options, in connection with any change in control (or other unusual or nonrecurring transaction affecting Dex Media or its financial statements), the committee, in its sole discretion, may: (1) cancel options that have a per share exercise price that is greater than the fair market value per share of Dex Media common stock as of the date of such change in control or other transaction; (2) terminate outstanding options in exchange for a cash amount or replace outstanding options with other rights or property; (3) provide that only for a specified period of time after such transaction, options will be exercisable, notwithstanding any other provision in the 2004 Plan or option award agreement to the contrary; or (4) provide that each outstanding option shall be assumed or substituted for an equivalent option by any successor corporation. Any such action may be effectuated by the committee either by the terms of the applicable option agreement or by action of the committee taken prior to the change in control.

Amendment and Termination. The Dex Media board of directors, or the committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2004 Plan, and to amend, suspend and terminate the 2004 Plan. Dex Media has attempted to structure the 2004 Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, Dex Media must generally obtain approval of its stockholders: (1) to increase the number of shares of Dex Media common stock that may be issued under the 2004 Plan; (2) to extend the limit on the period during which options may be granted; or (3) to the extent required by applicable law, rule or regulation (including New York Stock Exchange rules).

Annual Incentive Bonus Plan

Dex Media’s board of directors has adopted, and its stockholders have approved, its Senior Executive Incentive Bonus Plan, which we also refer to as the Incentive Bonus Plan. The Incentive Bonus Plan is a performance-based incentive bonus plan under which Dex Media’s designated executive officers are eligible to receive bonus payments with respect to a specified period (for example, its fiscal year). Bonuses are payable under the Incentive Bonus Plan upon the attainment of pre-established performance goals. Such performance goals may relate to one or more of the following corporate business criteria with respect to Dex Media or any of its subsidiaries: net earnings (either before or after interest, taxes, depreciation and amortization), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets or capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

The Incentive Bonus Plan is intended to provide an incentive for superior work and to motivate covered executive officers toward even higher achievement and business results, to tie their goals and interests to those of Dex Media’s and its stockholders and to enable Dex Media to attract and retain highly qualified senior executives. The Incentive Bonus Plan will generally be administered by a committee designated by Dex Media’s board of directors. The committee will select the participants in the Incentive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the maximum amount of each participant’s annual bonus, and certify that the performance goals have been met with respect to a given performance period. Dex Media may amend or terminate the Incentive Bonus Plan at any time at its sole discretion.

Employee Cost Sharing Agreement

Pursuant to an employee cost sharing agreement, Dex Media employs our senior management and makes them available to us and Dex Media East. See “The Acquisition Transactions—Agreements Between Us and Our Affiliates—Employee Cost Sharing Agreement.”

Security Ownership of Certain Beneficial Owners and Management

All of our limited liability company interests are held by Dex Media West, Inc. All of Dex Media West, Inc.’s outstanding common stock is held by Dex Media. The outstanding common stock of Dex Media is publicly traded on the New York Stock Exchange.

The following table sets forth information with respect to the beneficial ownership of the common stock of Dex Media as of January 31, 2005 by:

•	each person that is a beneficial owner of more than 5% of the Common Stock;

•	all of our directors and executive officers as a group.

Dex Media granted options relating to equity interests to management upon consummation of the acquisition of Dex West under the Stock Option Plan of Dex Media, Inc. and management has acquired equity interests subsequent to the consummation of the acquisition of Dex West. Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of common stock shown below.

	Beneficial Ownership of Dex Media
Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Common Stock
TCG Holdings, L.L.C.(1)(2)	39,017,809	26.0%
WCAS IX Associates, LLC(3)(4)	39,017,809	26.0%
George Burnett(5)(6)(12)	583,259	*
Robert M. Neumeister, Jr.(5)(7)(12)	352,016	*
Marilyn B. Neal(5)(12)	318,176	*
Maggie Le Beau(5)(12)	108,810	*
Linda Martin(5)(12)	108,140	*
Kristine Shaw(5)(12)	113,980	*
James A. Attwood, Jr.(8)	—	—
Anthony J. de Nicola(9)	—	—
John Almeida, Jr.(9)	—	—
R. Glenn Hubbard(10)(11)	12,500	*
William E. Kennard(8)	—	—
Russell T. Lewis(10)(11)	12,500	*
Bruce E. Rosenblum(8)	—	—
Sanjay Swani(9)	—	—
All executive officers and directors as a group (28 persons)(5)(12)	1,940,592	1.3%

*	Less than 1.0%
(1)

Shares shown as beneficially owned by TCG Holdings, L.L.C. are held directly by Dex Holdings LLC, Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P., which we collectively refer to as the Carlyle Funds, and Carlyle High Yield Partners, L.P. collectively indirectly hold 31.9% of the outstanding Common Stock of Dex Media. TC Group, L.L.C. exercises investment discretion and control over the shares indirectly held by each of the Carlyle Funds through its indirect subsidiary TC Group III, L.P., which is the sole general partner of each the Carlyle Funds. TC Group, L.L.C. exercises investment discretion and control over the shares indirectly held by Carlyle High Yield Partners, L.P. through its indirect subsidiary TCG High Yield L.L.C., which is the sole general partner of Carlyle High Yield Partners, L.P. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. TC Group L.L.C. is the sole managing member of each of TC Group III, L.L.C. and TCG High Yield Holdings L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. and TCG High Yield Holdings L.L.C. is the managing member of TCG High Yield L.L.C. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C., and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares.

(2)	Each of Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Dex Partners L.P., Carlyle-Dex Partners II L.P. and Carlyle High Yield Partners, L.P. has an address c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022.
(3)	Shares shown as beneficially owned by WCAS IX Associates, LLC are held directly by Dex Holdings LLC, Welsh, Carson, Anderson & Stowe IX, L.P., WD Investors LLC, WD GP Associates LLC and A.S.F. Co-Investment Partners, L.P. collectively indirectly hold 31.9% of the outstanding Common Stock of Dex Media. WCAS IX Associates, LLC exercises investment discretion and control over the shares indirectly held by Welsh Carson, Anderson & Stowe IX, L.P., of which it is the sole general partner, and the shares indirectly held by WD Investors LLC, of which it is the sole managing member. WD GP Associates was organized to co-invest with Welsh, Carson, Anderson & Stowe IX, L.P. in Dex Holdings LLC on the same terms and at substantially the same time as Welsh, Carson, Anderson & Stowe IX, L.P. The Managers of WD GP Associates LLC are individuals who are managing members of WCAS IX Associates, LLC. A.S.F. Co-Investment Partners, L.P. has given WCAS IX Associates, LLC an irrevocable proxy to vote its membership interests in Dex Holdings LLC. Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, Jonathan M. Rather, Sanjay Swani, D. Scott Mackesy, John D. Clark, James R. Matthews, John Almeida, Jr. and Sean M. Traynor, as the managing members of WCAS IX Associates, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by WCAS IX Associates, LLC. Such persons disclaim such beneficial ownership.
(4)	Each of Welsh, Carson, Anderson & Stowe IX, L.P., WD GP Associates LLC and WD Investors LLC has an address c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. A.S.F. Co-Investment Partners, L.P. has an address c/o Portfolio Advisors LLC, 9 Old Kings Highway, South Darien, Connecticut 06820.
(5)	Does not include certain option grants relating to Common Stock under the Stock Option Plan of Dex Media, as such options are subject to vesting provisions and are not exercisable within 60 days. Pursuant to the terms of the Stock Option Plan of Dex Media (and certain of the stock option agreements), vesting and exercisability of options may accelerate under certain circumstances, such as a change of control. The business address for George Burnett, Robert M. Neumeister, Jr., Marilyn B. Neal, Maggie LeBeau, Linda Martin and Kristine Shaw is 198 Inverness Drive West, Englewood, Colorado 80112.
(6)	Includes an aggregate of 93,000 shares of Common Stock held by two irrevocable trusts for the benefit of Mr. Burnett’s children for which George Burnett, Robert C. Burnett and Todd S. McCuaig serve as the co-trustees. Mr. Burnett disclaims beneficial ownership of these 93,000 shares.
(7)	Includes an aggregate of 16,000 shares of Common Stock held by two irrevocable trusts for the benefit of Mr. Neumeister’s children for which Mr. Neumeister’s wife serves as the trustee. Mr. Neumeister disclaims beneficial ownership of these 16,000 shares.
(8)	The business address for each such person is 520 Madison Avenue, 41st Floor, New York, New York 10022.
(9)	The business address for each such person is 320 Park Avenue, Suite 2500, New York, New York 10022.
(10)	The business address for each such person is c/o Dex Media, 198 Inverness Drive West, Englewood, Colorado 80112.
(11)	Shares were issued pursuant to a restricted stock award and are subject to restrictions on sale and transfer of the shares. These restrictions lapse on one third of the shares granted on each of the first three anniversary dates of the grant, provided that the recipient is still a director of the Company.
(12)	Includes options which may become exercisable within 60 days of December 5, 2004.

Certain Relationships and Related Transactions

Sponsor Stockholders Agreement

Pursuant to the terms of the sponsor stockholders agreement, the Sponsors agreed to the provisions set forth below.

Corporate Governance

The sponsor stockholders agreement with the Sponsors provides that each Sponsor vote their respective shares such that the board of directors of our indirect parent, Dex Media, is comprised of:

•	within three months of the consummation of the initial public offering of Dex Media, nine directors consisting of George Burnett and three designees of each of Carlyle and WCAS plus two independent directors, of which each of Carlyle and WCAS has designated one; and

•	within twelve months of the consummation of the initial public offering of Dex Media, 11 directors consisting of the directors listed in the bullet point above plus two additional independent directors, of which each of Carlyle and WCAS will designate one.

In addition, pursuant to the sponsor stockholders agreement, each Sponsor agrees to vote in support of the other Sponsor’s designated board member or members as follows: (i) three directors if such other Sponsor owns 33% or more of the amount of Dex Media common stock that such Sponsor owned immediately after the initial public offering; (ii) two directors if such other Sponsor owns at least 10% but less than 33% of the amount of Dex Media common stock that such Sponsor owned immediately after the initial public offering; and (iii) one director if such other Sponsor owns at least 5% but less than 10% of the amount of Dex Media common stock that such Sponsor owned immediately after the initial public offering. If either Sponsor no longer has the right to designate a director, that Sponsor has the right to appoint a non-voting observer to the Dex Media board of directors, such rights to be consistent with similar rights to be granted to other persons, and has the right to substantially participate in and substantially influence the conduct of management and its business through such Sponsor’s observer. Also, pursuant to the sponsor stockholders agreement, the Sponsors agree to use commercially reasonable efforts to vote their shares such that the board of directors of each Dex Media subsidiary shall at any given time either be (i) comprised in the same manner as the Dex Media board of directors is comprised or (ii) comprised in a manner reasonably acceptable to both Carlyle and WCAS.

Transfer Restrictions

The sponsor stockholders agreement contains certain transfer restrictions on the Sponsors and their assignees and designees concerning their respective ownership, including (i) prohibiting the transfer of any board of directors rights and voting arrangements granted thereunder with the sale or transfer of stock; (ii) requiring the consent of the non-transferring Sponsor prior to either such Sponsor transferring stock to a third-party if such transfer represents an amount equal to 10% or more of such Sponsor’s ownership in Dex Media after its initial public offering and (iii) prohibiting the transfer by either Sponsor of any of Dex Media common stock to one of Dex Media’s direct competitors without the prior written consent of the non-transferring Sponsor. Pursuant to the sponsor stockholders agreement, if either Sponsor proposes to transfer common stock held by it, then such Sponsor shall give notice to the other Sponsor, who shall have the right to sell a number of shares of common stock equal to its pro rata portion of shares of common stock to be sold in the proposed transfer on the terms and conditions offered by the proposed purchaser.

The sponsor stockholders agreement will terminate once either Carlyle or WCAS own less than five percent of the amount of Dex Media common stock that such Sponsor owned immediately after the Dex Media initial public offering (other than with respect to observer rights).

Registration Rights

The sponsor stockholders agreement provides each of the Sponsors the following registration rights:

•	Demand Rights. Each Sponsor has the right at any time following the Dex Media initial public offering to make up to three written requests to Dex Media for registration under the Securities Act of Dex Media common stock held by such Sponsor.

•	Piggyback Rights. If Dex Media at any time proposes to register under the Securities Act any equity interests on a form and in a manner which would permit registration of Dex Media common stock held by a Sponsor for sale to the public under the Securities Act, Dex Media shall give written notice of the proposed registration to each Sponsor, who shall then have the right to request that any part of Dex Media common stock held by such Sponsor be included in such registration.

Holdback Agreements

Pursuant to the sponsor stockholders agreement, each Sponsor agrees that it will not offer for public sale any equity interests during a period not to exceed 60 days prior to and 180 days after the effective date of any registration statement Dex Media files in connection with an underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

Management Consulting Agreements

We entered into a management consulting agreement with each of the Sponsors. Each agreement allows us to avail ourselves of the Sponsors’ expertise in areas such as corporate management, financial transactions, product strategy, investment, acquisitions and other matters that relate to our business, administration and policies. Each of the Sponsors received one-time cash transaction fees in the amount of $35.0 million for structuring the transactions related to the Acquisitions for an aggregate payment to the Sponsors of $70.0 million. Prior to the Dex Media initial public offering, each Sponsor received a per annum fee from each of us and Dex Media East of $1.0 million for advisory, consulting and other services and for other incidental expenses related to corporate management. As of September 30, 2004, we and Dex Media East have paid a total of $1.7 million and $3.8 million, respectively, in the aggregate to the Sponsors in advisory fees. In connection with the closing of the Dex Media initial public offering, we and Dex Media East terminated the annual advisory fees payable under the management consulting agreements with the Sponsors and each of us and Dex Media East paid each of the Sponsors $5 million as a final lump sum payment for an aggregate consideration to the Sponsors of $20 million. The Sponsors maintain the right to act as Dex Media East’s financial advisor or investment banker or our financial advisor or investment banker, as applicable, in connection with any merger, acquisition, disposition, finance or the like if Dex Media East or us, as applicable, decides we need to engage someone to fill such a role, in return for additional reasonable compensation and expenses as agreed upon by the parties to the applicable agreement and approved by a majority of the members of the applicable board of directors.

Network Services Agreement

Dex Media has entered into a two year network services agreement with SAVVIS Communications Corporation, or SAVVIS, pursuant to which SAVVIS will provide network connections and other services to support our integrated production system and other systems. SAVVIS is an affiliate of WCAS, one of the Sponsors. We and Dex Media East expect to pay SAVVIS approximately $2.2 million, collectively, over the two-year term of the contract, although we have the option to purchase additional services for which we would pay SAVVIS additional fees. We believe the terms and conditions of this agreement are at least as favorable as those that could have been obtained from an unaffiliated person.

Amdocs Agreement

During February 2003, Dex Media entered into a five year agreement with Amdocs for the complete modernization of our and Dex Media East’s core production platform. Upon the consummation of the Dex West Acquisition, Dex Media’s obligation under the agreement totaled approximately $108.0 million. This project will upgrade Dex Media’s existing software system to enhance its functionality. We will be allocated our proportionate share of these charges in accordance with our Shared Services and Employees Agreement as the charges are incurred over the five year period. In the event that we are unable to meet our obligation, Dex Media East is required to assume the obligation for charges incurred, and in the event Dex Media East is unable to meet its obligation under the agreement, we may be required to assume the portion of the obligation currently attributable to Dex Media East. We believe the terms and conditions of this agreement are at least as favorable as those that could have been obtained from an unaffiliated person. At the time we entered into the agreement, WCAS was a shareholder of Amdocs.

Other Agreements

In connection with the acquisition of Dex West, we and certain of our affiliates entered into a shared services agreement, an employee cost sharing agreement and an intercompany license agreement. See “The Acquisistion Transactions—Agreements Between Us and Our Affiliates.”

Description of Other Indebtedness

Our Credit Facilities

General

In connection with the acquisition of Dex West, we entered into our credit facilities with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Bank of America, N.A., Lehman Commercial Paper Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as co-syndication agents. Our Credit Facilities were amended on October 31, 2003 and June 11, 2004.

On November 24, 2004, we amended our credit facility to, among other things, allow for the repricing of the Tranche B term loans.

Our Credit Facilities consist of a revolving credit facility and term loan facilities. Our revolving credit facility is comprised of commitments in a total principal amount of $100.0 million, which facility is available for general corporate purposes, subject to certain conditions. As of September 30, 2004, the $53.0 million borrowed to fund the acquisition of Dex West had been repaid and $100.0 million was available for borrowing. As of the date of the Acquisition, the term loan facilities consisted of a Tranche A term loan facility in a total principal amount of $960.0 million and a Tranche B term loan facility in a total principal amount of $1,200.0 million, of which $292.0 million had been repaid as of September 30, 2004. The Tranche A and Tranche B term loan facilities were available only to fund a portion of the acquisition of Dex West. In connection with the offering of the outstanding notes, we repaid an additional $300.0 million of Tranche A term loans on November 24, 2004.

Our revolving credit facility and the Tranche A term loan facility mature in September 2009 and the Tranche B term loan facility matures in March 2010.

The obligations under our credit facilities are secured and unconditionally and irrevocably guaranteed jointly and severally by Dex Media West, Inc. and each of our domestic restricted subsidiaries that we may create or acquire, with certain exceptions as set forth in our credit agreement, pursuant to the terms of a separate guarantee and collateral agreement.

Security Interests

Our borrowings under our credit facilities, the guarantees described above and our obligations under related hedging agreements are secured by a perfected first priority security interest in:

•	all of our capital stock and all of the capital stock or other equity interests held by us of each of our existing and future restricted subsidiaries; in the case of any foreign subsidiary, such pledge shall be limited to 65% of the voting shares and 100% of the non-voting shares of such capital stock or equity interests; and

•	all of our tangible and intangible assets and the tangible and intangible assets of each of our existing and future domestic restricted subsidiaries that we may create or acquire, with certain exceptions as set forth in our credit agreement.

Interest Rates and Fees

Borrowings under our credit facilities bear interest, at our option, at either:

•	a base rate used by JPMorgan Chase Bank, N.A., plus an applicable margin for the Tranche A, Tranche B and revolving facility, respectively; or

•	a eurocurrency rate on deposits for one, two, three or six-month periods (or nine or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus an applicable margin for the Tranche A, Tranche B and revolving facility, respectively.

The applicable margin on loans under our revolving credit facility and the Tranche A term loan facility is subject to change depending on our leverage ratio.

We will also pay the lenders a commitment fee on the unused commitments under our new revolving credit facility. The commitment fee is payable quarterly in arrears and is subject to change depending on our leverage ratio.

Mandatory and Optional Repayment

We are required to make scheduled principal repayments each quarter. Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under our credit facilities with the net proceeds of certain asset dispositions, incurrences of certain debt, issuances of certain equity, certain damages resulting from claims under the publishing agreement and the non-competition agreement and excess cash flow.

We may voluntarily prepay loans or reduce commitments under our credit facilities, in whole or in part, subject to minimum amounts. If we prepay eurodollar rate loans other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

Covenants

Our Credit Facilities contain negative and affirmative covenants and requirements affecting us and our existing and future restricted subsidiaries. Our Credit Facilities contain the following negative covenants and restrictions, among others: restrictions on liens, sale-leaseback transactions, incurrence of debt, payment of dividends and other restricted junior payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates, capital expenditures, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness and commingling of our funds and the funds of Dex Media East LLC and Dex Media East, Inc. Our Credit Facilities also require us, and require our existing and future restricted subsidiaries, with certain exceptions set forth in our credit agreement, to meet certain financial covenants, including the leverage ratio, the interest coverage ratio and the fixed charge coverage ratio set forth below.

•	Leverage Ratio

We may not permit the Leverage Ratio (as defined in our credit facilities) as of the last day of a fiscal quarter set forth below to exceed the ratio set forth opposite such date:

Fiscal Quarter Ended	Ratio
September 30, 2004	7.10 to 1.00
December 31, 2004	6.95 to 1.00
March 31, 2005	6.95 to 1.00
June 30, 2005	6.75 to 1.00
September 30, 2005	6.75 to 1.00
December 31, 2005	6.50 to 1.00
March 31, 2006	6.50 to 1.00
June 30, 2006	6.25 to 1.00
September 30, 2006	6.25 to 1.00
December 31, 2006	6.00 to 1.00
March 31, 2007	6.00 to 1.00
June 30, 2007	5.50 to 1.00
September 30, 2007	5.50 to 1.00
December 31, 2007	5.25 to 1.00
March 31, 2008	5.25 to 1.00
June 30, 2008	5.25 to 1.00
September 30, 2008	5.25 to 1.00
December 31, 2008	5.00 to 1.00
March 31, 2009	5.00 to 1.00
June 30, 2009	5.00 to 1.00
September 30, 2009	5.00 to 1.00
December 31, 2009	4.75 to 1.00

•	Interest Expense Coverage Ratio

We may not permit the ratio of (a) Adjusted Consolidated EBITDA (as defined in our credit facilities) to (b) Consolidated Cash Interest Expense (as defined in our credit facilities), in each case for any period of four consecutive fiscal quarters ending on the last day of a fiscal quarter set forth below, to be less than the ratio set forth below opposite such date:

Fiscal Quarter Ended	Ratio
September 30, 2004	1.70 to 1.00
December 31, 2004	1.70 to 1.00
March 31, 2005	1.80 to 1.00
June 30, 2005	1.80 to 1.00
September 30, 2005	1.90 to 1.00
December 31, 2005	1.90 to 1.00
March 31, 2006	1.90 to 1.00
June 30, 2006	2.00 to 1.00
September 30, 2006	2.00 to 1.00
December 31, 2006	2.00 to 1.00
March 31, 2007	2.00 to 1.00
June 30, 2007	2.00 to 1.00
September 30, 2007	2.00 to 1.00
December 31, 2007	2.25 to 1.00
March 31, 2008	2.25 to 1.00
June 30, 2008	2.25 to 1.00
September 30, 2008	2.25 to 1.00
December 31, 2008	2.25 to 1.00
March 31, 2009	2.25 to 1.00
June 30, 2009	2.25 to 1.00
September 30, 2009	2.25 to 1.00
December 31, 2009	2.25 to 1.00

•	Fixed Charge Coverage Ratio

We may not permit the Fixed Charge Coverage Ratio (as defined in our credit facilities) for any period of four consecutive fiscal quarters ending on or after September 30, 2004 to be less than 1.05 to 1.00.

These ratios are not necessarily comparable to other similarly titled ratios of other companies, as the agreements governing the credit facilities of other companies may calculate these ratios differently than the agreement governing our credit facilities. We encourage you to read the credit agreement contained in the exhibits to the registration statement of which this prospectus is a part for a more complete understanding and description of these ratios. In particular, we encourage you to read the definitions of the defined terms used above.

Our Credit Facilities contain the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain events of default, material litigation and other events, conduct of business and existence, payment of obligations, maintenance of properties, licenses and insurance, access to books and records by the lenders, compliance with laws, use of proceeds, further assurances, maintenance of collateral and maintenance of interest rate protection agreements.

Events of Default

Our Credit Facilities specify certain events of default, including, among others: failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults and cross-accelerations in other material agreements, certain bankruptcy and insolvency events, certain ERISA events, certain undischarged judgments, change of control, invalidity of the liens, invalidity of guarantees or security documents and material breach of, or loss of right under, agreements with Qwest that result in a material adverse effect on us.

8 1/2% Senior Notes Due 2010

On August 29, 2003, we and Dex Media West Finance co-issued $385.0 million in aggregate principal amount of 8 1/2% senior notes due 2010. The gross proceeds from such offering were deposited into an escrow account. On September 9, 2003, such proceeds were released from escrow and the net proceeds were used to partially fund the Dex West Acquisition. Interest on the senior notes is payable semi-annually on February 15 and August 15 of each year. The senior notes are guaranteed on a senior basis by each of our current and future subsidiaries (other than Dex Media West Finance) that is a guarantor or direct borrower under our credit facilities.

The senior notes are senior unsecured obligations of each of us and Dex Media West Finance and:

•	rank equally in right of payment to all of our and Dex Media West Finance’s existing and future senior indebtedness;

•	rank senior in right of payment to all of our and Dex Media West Finance’s existing and future senior subordinated indebtedness and subordinated indebtedness; and

•	are effectively subordinated in right of payment to our and Dex Media West Finance’s secured debt, to the extent of the value of the assets securing such debt, and all liabilities and preferred stock of each of our future subsidiaries that do not guarantee the senior notes.

Similarly, senior note guarantees are senior unsecured obligations of the guarantors and:

•	rank equally in right of payment to all of the applicable guarantor’s existing and future senior indebtedness;

•	rank senior in right of payment to all of the applicable guarantor’s existing and future senior subordinated indebtedness and subordinated indebtedness; and

•	are effectively subordinated in right of payment to all secured debt of such guarantor, to the extent of the value of the assets securing such debt, and all the liabilities and preferred stock of any subsidiary of a guarantor if that subsidiary is not a guarantor.

We and Dex Media West Finance may redeem some or all of the senior notes at any time at specified prices, plus accrued and unpaid interest. Prior to August 15, 2006, we and Dex Media West Finance may redeem up to 35% of the senior notes with the net cash proceeds from certain equity offerings of Dex Media, us or Dex Media West, Inc. Upon a change of control of Dex Media, us or Dex Media West, Inc., we must offer to repurchase the senior notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued interest. The indenture governing the notes contains certain covenants that limit, among other things the ability of either us or Dex Media West Finance and each of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments or investments;

•	sell assets, including capital stock of future restricted subsidiaries;

•	agree to payment restrictions affecting future restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with its affiliates;

•	designate any of our future subsidiaries as unrestricted subsidiaries;

•	incur liens; and

•	make investments.

9 7/8% Senior Subordinated Notes Due 2013

On August 29, 2003, we and Dex Media West Finance co-issued $780 million in aggregate principal amount of 9 7/8% senior subordinated notes due 2013. The gross proceeds from such offering were deposited into an escrow account. On September 9, 2003, such proceeds were released from escrow and the net proceeds were used to partially fund the Dex West Acquisition. Interest on the senior subordinated notes is payable semi-annually on February 15 and August 15 of each year. The senior notes are guaranteed by each of our current and future subsidiaries (other than Dex Media West Finance) that is a guarantor or direct borrower under our credit facilities. On August 26, 2004, Dex Media West redeemed $18.2 million of the senior subordinated notes with a portion of the net proceeds from its initial public offering.

The senior notes are senior subordinated unsecured obligations of each of us and Dex Media West Finance and:

•	rank junior in right of payment to all of our and Dex Media West Finance’s existing and future senior indebtedness;

•	rank equally in right of payment with all of our and Dex Media West Finance’s existing and future senior subordinated indebtedness;

•	rank senior in right of payment to all of our and Dex Media West Finance’s future subordinated indebtedness; and

•	are effectively subordinated in right of payment to all of our and Dex Media West Finance’s secured debt, to the extent of the value of the assets securing such debt, and all liabilities and preferred stock of each of our future subsidiaries that do not guarantee the senior subordinated notes.

Similarly, senior subordinated note guarantees are senior subordinated unsecured obligations of the guarantors and:

•	rank junior in right of payment to all of the applicable guarantor’s existing and future senior indebtedness;

•	rank equally in right of payment with all of the applicable guarantor’s existing and future senior subordinated indebtedness;

•	rank senior in right of payment to all of the applicable guarantor’s future subordinated indebtedness; and

•	are effectively subordinated in right of payment to all secured debt of such guarantor, to the extent of the value of the assets securing such debt, and all the liabilities and preferred stock of any subsidiary of a guarantor if that subsidiary is not a guarantor.

We and Dex Media West Finance may redeem some or all of the senior subordinated notes at any time at specified prices, plus accrued and unpaid interest. Prior to August 15, 2006, we and Dex Media West Finance may redeem up to 35% of the senior subordinated notes with the net cash proceeds from certain equity offerings of Dex Media, us or Dex Media West, Inc. Upon a change of control of Dex Media, us or Dex Media West, Inc., we must offer to repurchase the senior subordinated notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued interest.

The indenture governing the senior subordinated notes contains certain covenants that limit the actions of us and each of our subsidiaries in a similar manner to that described above in relation to our 8 1/2% senior notes due 2010, except that the indenture governing the senior subordinated notes does not limit our ability and the ability of our restricted subsidiaries to incur liens.

See “Risk Factors—Risks Related to Our Parent” for a description of the indebtedness of our parent and Dex Media East.

Description of Exchange Notes

Definitions of certain terms used in this Description of Exchange Notes may be found under the heading “Certain Definitions.” For purposes of this section, (1) the term “Company” refers only to Dex Media West LLC and not to any of its Subsidiaries, (2) the term “Dex Media West Finance” refers to Dex Media West Finance Co., a wholly-owned Subsidiary of the Company with nominal assets which conducts no operations, (3) the term “Issuers” refers to the Company and Dex Media West Finance, (4) the term “Parent” refers to Dex Media West, Inc., the parent of the Company, and not to any of its Subsidiaries, (5) the term “Dex Media” refers to Dex Media, Inc., the parent of Parent, and not to any of its Subsidiaries, (6) the term “Outstanding Notes” means the Notes of the Issuers issued on November 24, 2004 and (7) the term “Notes” means the Exchange Notes and the Outstanding Notes, in each case outstanding at any given time and issued under the Indenture. As of the date hereof, the Company has no Subsidiaries (other than Dex Media West Finance). Certain of the Company’s Subsidiaries formed or acquired in the future will guarantee the Notes and therefore will be subject to many of the provisions contained in this Description of Exchange Notes. Each company which guarantees the Notes is referred to in this section as a “Note Guarantor.” Each such guarantee is termed a “Note Guarantee.” The Notes are obligations solely of the Company and Dex Media West Finance.

The Issuers issued the Outstanding Notes to the initial purchaser on November 24, 2004. The initial purchaser subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act. The Issuers issued the Outstanding Notes and will issue the Exchange Notes under an Indenture, dated as of November 24, 2004 (the “Indenture”), among the Issuers and U.S. Bank National Association, as Trustee (the “Trustee”). The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except that, upon completion of the exchange offer, the Exchange Notes will be:

•	registered under the Securities Act; and

•	free of any covenants regarding exchange registration rights.

In addition, the Exchange Notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The Indenture contains provisions which define your rights under the Notes. In addition, the Indenture governs the obligations of the Issuers and of each Note Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in its entirety. We urge that you carefully read the Indenture as it, and not this description, governs your rights as Holders. We have filed a copy of the Indenture as an exhibit to the registration statement which includes this prospectus.

Overview of the Notes and the Note Guarantees

The Notes:

•	are general unsecured obligations of the Issuers;

•	rank equally in right of payment with all existing and future Senior Indebtedness of the Issuers;

•	are senior in right of payment to all existing and future Subordinated Obligations of the Issuers;

•	are effectively subordinated to any Secured Indebtedness of the Company, Dex Media West Finance and any other Subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness; and

•	are effectively subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of the Company (other than Dex Media West Finance) that is not a Note Guarantor.

As of the Closing Date, Dex Media West Finance had no obligations other than the Notes, the Existing Senior Notes and the Senior Subordinated Notes and its Guarantee in respect of Bank Indebtedness.

The Note Guarantees

The Notes will be guaranteed by each future Domestic Subsidiary of the Company which Incurs or Guarantees any Bank Indebtedness.

The Note Guarantee of each Note Guarantor:

•	will be a general unsecured obligation of such Note Guarantor;

•	will rank equally in right of payment with all existing and future Senior Indebtedness of such Note Guarantor;

•	will be senior in right of payment to all existing and future Subordinated Obligations of such Note Guarantor; and

•	will be effectively subordinated to any Secured Indebtedness of such Note Guarantor and its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

Principal, Maturity and Interest

•	We initially issued Notes in an aggregate principal amount of $300.0 million. The Notes will mature on November 15, 2011. We issued the Notes in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

•	Each Note we issued bears interest at a rate of 5 7/8% per annum beginning on November 24, 2004, or from the most recent date to which interest has been paid or provided for. We will pay interest semiannually to Holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date on May 15 and November 15 of each year. We will begin paying interest to Holders on May 15, 2005.

Indenture May Be Used for Future Issuances

We may issue from time to time additional Notes having identical terms and conditions to the Exchange Notes to be issued in the exchange offer (the “Additional Notes”). We will only be permitted to issue such Additional Notes if at the time of such issuance we are in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Exchange Notes to be issued in the exchange offer and will vote on all matters with such Notes.

Paying Agent and Registrar

We will pay the principal of, premium, if any, and interest (including additional interest, if any) on the Notes at any office of ours or any agency designated by us. We initially designated the corporate trust office of the Trustee to act as the agent of the Issuers in such matters. The location of the corporate trust office is U.S. Bank National Association, 60 Livingston Avenue, EP-MN-WS3C, St. Paul, MN 55107. We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses.

Holders may exchange or transfer their Notes at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of Notes. We, however, may require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional Redemption

Except as set forth in the following paragraphs, the Notes will not be redeemable at the option of the Issuers.

The Notes may be redeemed, in whole part or in part, at any time prior to November 15, 2008 at the option of the Issuers upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest (including additional interest, if any), to, the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a Note at any redemption date, the excess of (A) the present value at such time of (1) the redemption price of such Note at November 15, 2008 (such redemption price being described below) plus (2) all required remaining interest payments due on such Note through November 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to November 15, 2008; provided, however, that if the period from the redemption date to November 15, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

After November 15, 2008, we may redeem the Notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (including additional interest, if any) thereon to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest (including additional interest, if any) due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Year	Redemption Price
2008	102.938%
2009	101.469%
2010 and thereafter	100.000%

Prior to November 15, 2007, we may, on one or more occasions, also redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings (1) by the Company or (2) by Dex Media or Parent to the extent the Net Cash Proceeds thereof are contributed to the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from the Company, at a redemption price equal to 105.875% of the principal amount thereof, plus accrued and unpaid interest (including additional interest, if any) thereon to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption:

(1) at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding; and

(2) any such redemption by the Issuers must be made within 90 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Selection

If we partially redeem Notes, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If we redeem any Note in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as we have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest (including additional interest, if any) thereon, the Notes to be redeemed.

Ranking

The Notes are unsecured Senior Indebtedness of the Issuers, rank equally in right of payment with all existing and future Senior Indebtedness of the Issuers and are senior in right of payment to all existing and future Subordinated Obligations of the Issuers. As of the Closing Date, Dex Media West Finance had no obligations other than the Notes, the Existing Senior Notes and the Senior Subordinated Notes and its Guarantee in respect of Bank Indebtedness. The Notes are effectively subordinated to any Secured Indebtedness of the Company, Dex Media West Finance and the other Subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness.

The Note Guarantees will be unsecured Senior Indebtedness of the applicable Note Guarantor, will rank equally in right of payment with all existing and future Senior Indebtedness of such Note Guarantor and will be senior in right of payment to all existing and future Subordinated Obligations of such Note Guarantor. The Note Guarantees will be effectively subordinated to any Secured Indebtedness of the applicable Note Guarantor and its Subsidiaries to the extent of the value of the assets securing such Secured Indebtedness.

The Company does not currently have any Subsidiaries (other than Dex Media West Finance). The Indenture does not restrict the ability of the Company to create, acquire or capitalize Subsidiaries in the future. To the extent such Subsidiaries are not Note Guarantors, creditors of such Subsidiaries, including trade creditors, and preferred stockholders, if any, of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuers, including Holders. The Notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, and preferred stockholders, if any, of Subsidiaries of the Company formed or acquired in the future that are not Note Guarantors.

As of September 30, 2004, there was outstanding:

(1) $2,253.0 million of Senior Indebtedness of the Issuers, including the Notes, of which $1,568.0 million was Secured Indebtedness (exclusive of unused commitments under the Credit Agreement);

(2) $761.8 million of Indebtedness of the Issuers that is subordinate or junior in right of payment to the Notes, consisting of the Senior Subordinated Notes; and

(3) no Indebtedness of Dex Media West Finance (other than the Notes and the Senior Subordinated Notes and its Guarantee in respect of Bank Indebtedness).

Although the Indenture limits the Incurrence of Indebtedness by the Company and the Restricted Subsidiaries and the issuance of Preferred Stock by the Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. The Company and its Subsidiaries may be able to Incur substantial amounts of Indebtedness in certain circumstances. Such Indebtedness may be Senior Indebtedness.

The Notes rank equally in all respects with all other Senior Indebtedness of the Issuers. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

Note Guarantees

Certain future Subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, will jointly and severally irrevocably and unconditionally Guarantee on an unsecured senior basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture (including obligations to the Trustee) and the Notes, whether for payment of principal of or interest (including additional interest) on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Note Guarantees. Each Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Closing Date, the Company will cause each Domestic Subsidiary (other than Dex Media West Finance) which Incurs or Guarantees any Bank Indebtedness to execute and deliver to the Trustee a supplemental indenture pursuant to which such Domestic Subsidiary will Guarantee payment of the Notes. See “Certain Covenants—Future Note Guarantors” below.

Each Note Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon each Note Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

The Note Guarantee of a Note Guarantor will be released:

(1) in connection with any sale of all of the Capital Stock of such Note Guarantor (including by way of merger or consolidation) to a Person or a group of Persons that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale complies with the covenant described under “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and, to the extent applicable, complies with the provisions described under “Merger and consolidation;”

(2) if the Company designates such Restricted Subsidiary that is a Note Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

(3) if such Note Guarantor is released from its Guarantee of, and all pledges and security interests granted in connection with, the Credit Agreement.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder will have the right to require the Issuers to purchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (including additional interest, if any) to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest (including additional interest, if any) due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Issuers shall not be obligated to purchase the Notes pursuant to this section in the event that it has exercised its right to redeem all the Notes under the terms of the section titled “Optional Redemption”:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of Parent, Dex Media or the Company (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person is the beneficial owner, directly or indirectly, of a majority of the voting power of the Voting Stock of such parent entity);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Governing Board of Parent, Dex Media or the Company, as the case may be (together with any new persons whose election by such Governing Board of Parent, Dex Media or the Company, as the case may be, or whose nomination for election by the equity holders of Parent, Dex Media or the Company, as the case may be, was approved by a vote of 66 2/3% of the members of the Governing Board of Parent, Dex Media or the Company, as the case may be, then still in office who were either members of the Governing Board at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Governing Board of Parent, Dex Media or the Company, as the case may be, then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the Company ceases to own, beneficially or of record, all the Capital Stock of Dex Media West Finance.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall:

(1) repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer, or

(2) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, the Issuers shall mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Issuers to purchase all or a portion of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest (including additional interest, if any) to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest (including additional interest, if any) on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled, at the option of the Issuers. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the initial purchaser. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Indebtedness” and “—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Issuers may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to purchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the Holders upon a purchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The provisions under the Indenture relative to the Issuers’ obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary that is a Note Guarantor may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Consolidated Leverage Ratio would not be greater than 6.5:1 if such Incurrence is on or prior to September 9, 2005 and 6.0:1 if such Incurrence is after such date.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(1) Bank Indebtedness Incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed $2,260 million less the aggregate amount of all prepayments of principal made pursuant to, and in compliance with, the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” applied to permanently reduce any such Indebtedness;

(2) Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof and (B) if the Company or a Note Guarantor is the obligor on such Indebtedness, such Indebtedness (to the extent such Indebtedness is owed to and held by a

Restricted Subsidiary that is not a Note Guarantor) is expressly subordinated to the prior payment in full in cash of all obligations of the Company or such Note Guarantor, with respect to the Notes or the Note Guarantee of such Note Guarantor, as applicable;

(3) Indebtedness (A) represented by the Notes (not including any Additional Notes) and the Note Guarantees, (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above), (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Indebtedness that is Refinancing Indebtedness), or the foregoing paragraph (a) and (D) consisting of Guarantees of any Indebtedness permitted under this covenant; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Note Guarantees, as applicable, any such Guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or the Note Guarantees, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Note Guarantees, as applicable;

(4) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in contemplation of, in connection with, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company); provided, however, that on the date that such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the foregoing paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4) and (B) Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to this clause (4);

(5) Indebtedness (A) in respect of performance bonds, bankers’ acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and (B) under Interest Rate Agreements and Commodity Hedging Agreements entered into for bona fide hedging purposes of the Company in the ordinary course of business; provided, however, that (i) such Interest Rate Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or by reason of fees, indemnities and compensation payable thereunder and (ii) such Commodity Hedging Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in commodity prices or by reason of fees, indemnities and compensation payable thereunder;

(6) Purchase Money Indebtedness and Capitalized Lease Obligations (in an aggregate principal amount not in excess of $45.0 million at any time outstanding);

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(8) Indebtedness consisting of customary indemnification, adjustment of purchase price or similar obligations of the Company or any Restricted Subsidiary, in each case Incurred in connection with the acquisition or disposition of any assets by the Company or any Restricted Subsidiary; or

(9) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (9) and then outstanding, will not exceed $200.0 million.

(c) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

(1) Indebtedness Incurred pursuant to the Credit Agreement prior to the Closing Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above,

(2) the accrual of interest, the accretion of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant,

(3) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness, and

(4) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness on the date of its issuance, or later reclassify all or a portion of such Indebtedness (other than as set forth in clause (c)(1) above) in any manner that complies with the Indenture, and only be required to include the amount of such Indebtedness in one of such clauses.

Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1) declare or pay any dividend, make any distribution on or in respect of its Capital Stock or make any similar payment (including any payment in connection with any merger or consolidation involving the Company or any Subsidiary of the Company) to the direct or indirect holders of its Capital Stock (in their capacity as such), except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock or Preferred Stock) and (y) dividends or distributions payable to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis),

(2) purchase, repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary,

(3) purchase, repurchase, redeem, retire, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or

(4) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, retirement, or other acquisition or Investment set forth in these clauses (1) through (4) being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) a Default will have occurred and be continuing (or would result therefrom);

(B) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness;” or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Governing Board of the Company, whose determination will be conclusive and evidenced by a resolution of the Governing Board of the Company) declared or made subsequent to the Closing Date would exceed the sum, without duplication, of:

(i) 100% of Adjusted EBITDA accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter ended December 31, 2003 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Adjusted EBITDA will be a deficit, minus 100% of such deficit) less 1.4 times our Consolidated Interest Expense for the same period;

(ii) the aggregate Net Cash Proceeds, including the Fair Market Value of property other than cash, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to September 9, 2003 (other than an issuance or sale (x) to a Subsidiary of the Company or (y) to an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries);

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to September 9, 2003 of any Indebtedness of the Company or its Restricted Subsidiaries issued after September 9, 2003 which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange plus the amount of any cash received by the Company or any Restricted Subsidiary upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (x) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

(b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any prepayment, repayment, purchase, repurchase, redemption, retirement or other acquisition for value of Subordinated Obligations or Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that:

(A) such purchase, repurchase, redemption, retirement or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments, and

(B) the Net Cash Proceeds from such sale applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

(2) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under “—Limitation on Indebtedness;” provided that such Indebtedness is subordinated to the Notes to at least the same extent as such Subordinated Obligations; provided, further, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(3) any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock;” provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(4) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments;

(5) for so long as the Company is treated as a pass-through or disregarded entity for United States Federal income tax purposes or for so long as the Company is a member of a consolidated group of corporations for federal income tax purposes, other than as the common parent, Tax Distributions; provided, however, that such Tax Distributions shall be excluded in the calculation of the amount of Restricted Payments;

(6) any purchase, repurchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors and including employees or former employees of Dex Media East or Employee Subco that provide or formerly provided services to the Company or any Restricted Subsidiary), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Governing Board of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such purchases, repurchases, redemptions, retirements and other acquisitions for value will not exceed, together with Restricted Payments made under clause (7)(B) below, (i) in any fiscal year of the Company, $10.0 million plus any unutilized portion of such amount in any prior fiscal year and any proceeds received by the Company in respect of “key-man” life insurance and (ii) up to an aggregate amount of, together with Restricted Payments made under clause (7)(B) below, $20.0 million plus any proceeds received by the Company in respect of “key-man” life insurance during the term of the Indenture; provided further, however, that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be excluded in the calculation of the amount of Restricted Payments;

(7) any payment of dividends, other distributions or other amounts by the Company for the purposes set forth in clauses (A) through (D) below; provided, however, that such dividend, distribution or other amount set forth in clauses (A) through (D) will be excluded in the calculation of the amount of Restricted Payments for the purposes of paragraph (a) above:

(A) to Parent in amounts equal to the amounts required for Parent to pay franchise taxes and other fees required to maintain its corporate existence and provide for other operating costs of up to $4.0 million per fiscal year;

(B) to Parent or Dex Media in amounts equal to amounts expended by Parent or Dex Media to purchase, repurchase, redeem, retire or otherwise acquire for value Capital Stock of Parent or Dex Media from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors and including employees or former employees of Dex Media East or Employee Subco that provide or formerly provided services to the Company or any Restricted Subsidiary); provided, however, that the aggregate amount paid, loaned or advanced to Parent and Dex Media pursuant to this clause (B) will not, in the aggregate, exceed, together with Restricted Payments made under clause (6) above, (i) in any fiscal year of the Company, $10.0 million plus any unutilized portion of such amount in any prior fiscal year and any proceeds received by the Company in respect of “key-man” life insurance and (ii) up to an aggregate amount of $20.0 million plus any proceeds received by the Company in respect of “key-man” life insurance during the term of the Indenture;

(C) to Parent or Dex Media to pay operating and overhead expenses incurred in the ordinary course of business and allocable to the Company; or

(D) to Parent in amounts equal to the amounts required to pay interest on Indebtedness of the Parent or Dex Media, in an amount not to exceed $50.0 million in any fiscal year;

(8) the payment of dividends on Parent’s, Dex Media’s or the Company’s common stock following the first bona fide underwritten public offering of common stock of Parent, Dex Media or the Company, as the case may be, after the Closing Date, of up to 6% per annum of the net proceeds received by Parent, Dex Media or the Company, as the case may be, from such public offering; provided, however, that (A) the aggregate amount of all such dividends shall not exceed the aggregate amount of net proceeds received by Parent, Dex Media or the Company, as the case may be, from such public offering and (B) such dividends will be included in the calculation of the amount of Restricted Payments;

(9) the purchase, redemption, acquisition or retirement of any Subordinated Obligations following a Change of Control after the Company shall have complied with the provisions under “Change of Control,” including the payment of the applicable purchase price; provided, however, that such amounts shall be excluded in the calculation of the amount of Restricted Payments; or

(10) other Restricted Payments not to exceed $30.0 million in the aggregate; provided, however, that such amounts shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company;

(2) make any loans or advances to the Company; or

(3) transfer any of its property or assets to the Company, except:

(A) any encumbrance or restriction pursuant to applicable law or an agreement in effect at the Closing Date and any encumbrance or restriction pursuant to any agreement governing Bank Indebtedness;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment, taken as a whole, are not materially less favorable to the Holders than the encumbrances and restrictions contained in such predecessor agreements;

(D) in the case of clause (3), any encumbrance or restriction

(i) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or

(ii) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements;

(E) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(F) customary provisions in joint venture agreements; provided, however, that (i) such encumbrance or restriction is applicable only to such Restricted Subsidiary, (ii) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable agreements and (iii) the Company reasonably determines that any such encumbrance or restriction will not materially affect the ability of the Issuers to make any anticipated principal or interest payments on the Notes.

Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person or group of Persons assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition,

(2) in the case of Asset Dispositions which are not Permitted Asset Swaps, at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) within 365 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value Bank Indebtedness of the Company or Indebtedness (other than obligations in respect of Preferred Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company and other than obligations in respect of Disqualified Stock);

(B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary);

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined in paragraph (b) of this covenant below) to purchase Notes pursuant to and subject to the conditions set forth in paragraph (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the Notes and other Senior Indebtedness of the Company; and

(D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any general corporate purpose permitted by the terms of the Indenture;

provided, however that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired for value.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $30.0 million.

For the purposes of this covenant, the following are deemed to be cash:

•

the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock and Preferred Stock of a Restricted Subsidiary that is a Note Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

•	securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days of receipt.

(b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(3)(C) of this covenant, the Issuers will be required (i) to purchase Notes tendered pursuant to an offer by the Issuers for the Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest (including additional interest, if any) thereon, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the procedures (including prorating in the event of oversubscription), set forth in the Indenture and (ii) to purchase other Senior Indebtedness of the Company on the terms and to the extent contemplated thereby (provided that in no event shall the Issuers offer to purchase such other Senior Indebtedness of the Company at a purchase price in excess of 100% of its principal amount (without premium), plus accrued and unpaid interest thereon. If the aggregate purchase price of Notes (and other Senior Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes (and other Senior Indebtedness), the Company will apply the remaining Net Available Cash in accordance with clause (a)(3)(D) of this covenant. The Issuers will not be required to make an Offer for Notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(3)(A) and (B)) is less than $7.5 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c) The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless such transaction is on terms:

(1) that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate,

(2) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $5.0 million,

(A) are set forth in writing, and

(B) have been approved by a majority of the members of the Governing Board of the Company having no personal stake in such Affiliate Transaction, and

(3) that, in the event such Affiliate Transaction involves an amount in excess of $20.0 million, have been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b) The provisions of the foregoing paragraph (a) will not prohibit:

(1) any Restricted Payment or Permitted Investment permitted to be paid pursuant to the covenant described under “Limitation on Restricted Payments,”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by the Governing Board of the Company,

(3) the grant of stock options or similar rights to employees (including employees of Dex Media East or Employee Subco that provide services to the Company or any Restricted Subsidiary) and directors of the Company pursuant to plans approved by the Governing Board of the Company,

(4) loans or advances to employees (including employees of Dex Media East or Employee Subco that provide services to the Company or any Restricted Subsidiary) in the ordinary course of business in accordance with past practices of the Company, but in any event not to exceed $15 million in the aggregate outstanding at any one time,

(5) the payment of compensation and reasonable fees to, and indemnity provided on behalf of, directors of the Company and its Subsidiaries as determined in good faith by the Governing Board of the Company,

(6) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries,

(7) amounts payable to Parent or Dex Media pursuant to the Management Agreement, but in any event not to exceed $5 million in the aggregate in any fiscal year,

(8) any transaction with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in compliance with the terms of the Indenture, which are fair to the Company or its Restricted Subsidiaries, in the reasonable good faith determination of the Governing Board or its senior management, or are on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party,

(9) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any agreements with Dex Media East or Dex Media that are described under the heading “The Acquisition Transactions—Agreements Between Us and Our Affiliates” to which it is a party as of the Closing Date and any amendments thereto and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to such agreements or under any such similar agreements shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement, taken as a whole, are not disadvantageous to the holders of the Notes in any material respect,

(10) the sale of receivables on substantially the terms that receivables are purchased by Qwest Corporation pursuant to the billing and collection services agreement as in effect on the Closing Date, or

(11) any consolidation, merger or conveyance, transfer or lease of assets permitted under “Merger and consolidation.”

Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; provided, however, that the Company may Incur other Liens to secure Indebtedness as long as the amount of outstanding Indebtedness secured by Liens Incurred pursuant to this proviso does not exceed 5% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter ending at least 45 days prior thereto.

SEC Reports. Notwithstanding that the Issuers may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuers have agreed to file with the SEC (unless the SEC will not accept such a filing) and provide the Trustee and Holders and prospective Holders (upon request) within 15 days after they file them with the SEC, copies of the Company’s annual report and the information, documents and other reports that are specified in Section 13 and 15(d) of the Exchange Act. In addition, the Company shall furnish to the Trustee and the Holders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by Dex Media to its public shareholders generally, and, after a public equity offering, the Company shall furnish to the Trustee and the Holders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by Parent or the Company to its public shareholders, generally. The Company also will comply with the other provisions of Section 314(a) of the TIA.

Future Note Guarantors. The Company will cause each Domestic Subsidiary (other than Dex Media West Finance) that Incurs or Guarantees any Bank Indebtedness to become a Note Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Domestic Subsidiary will Guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Domestic Subsidiary without rendering the Note Guarantee, as it relates to such Domestic Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Permitted Business.

Limitation on the Conduct of Business of Dex Media West Finance. In addition to the other restrictions set forth in the Indenture, the Indenture will provide that Dex Media West Finance may not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that Dex Media West Finance may be a co-obligor with respect to Indebtedness if the Company is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by the Company or one or more of the Company’s Restricted Subsidiaries other than Dex Media West Finance.

The Company will not sell or otherwise dispose of any shares of Capital Stock of Dex Media West Finance and will not permit Dex Media West Finance, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock.

Merger and Consolidation

Neither the Company nor Dex Media West Finance will consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company or Dex Media West Finance) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company or Dex Media West Finance under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “Certain Covenants—Limitation on Indebtedness;”

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(5) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company or Dex Media West Finance, under the Indenture, but the predecessor company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

In addition, the Company will not permit any Note Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Note Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Note Guarantor under its Note Guarantee;

(2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Notwithstanding the foregoing:

(A) any Restricted Subsidiary (other than Dex Media West Finance) may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Note Guarantor; and

(B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company, as the case may be, in another jurisdiction to realize tax or other benefits.

Defaults

Each of the following is an Event of Default:

(1) a default in any payment of interest (including additional interest) on any note when due and payable, continued for 30 days,

(2) a default in the payment of principal of any note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise,

(3) the failure by either Issuer or any Restricted Subsidiary of the Company to comply with its obligations under the covenant described under “Merger and consolidation” above,

(4) the failure by either Issuer or any Restricted Subsidiary of the Company to comply for 30 days after notice with any of its obligations under the covenant described under “Change of Control” above (other than a failure to purchase Notes),

(5) the failure by either Issuer or any Restricted Subsidiary of the Company to comply for 60 days after notice with any of its obligations under the covenants described under “Certain Covenants” above (other than a failure to purchase Notes) or with its other agreements contained in the Notes or the Indenture,

(6) the failure by either Issuer or any Restricted Subsidiary of the Company to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million or its foreign currency equivalent (the “cross acceleration provision”),

(7) certain events of bankruptcy, insolvency or reorganization of either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(8) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by reputable and creditworthy insurance companies) in excess of $15.0 million or its foreign currency equivalent against the Company or a Restricted Subsidiary if:

(A) an enforcement proceeding thereon is commenced by any creditor or

(B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the “judgment default provision”) or

(9) any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor or Person acting by or on behalf of such Note Guarantor denies or disaffirms such Note Guarantor’s obligations under the Indenture or any Note Guarantee and such Default continues for 10 days after receipt of the notice specified in the Indenture.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4), (5) or (9) will not constitute an Event of Default until the Trustee notifies the Issuers or the Holders of at least 25% in principal amount of the outstanding Notes notify the Issuers and the Trustee of the default and the Company or the Subsidiary, as applicable, does not cure such default within the time specified in clauses (4), (5) or (9) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or Dex Media West Finance) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuers may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or Dex Media West Finance occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing,

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy,

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Issuers will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Issuers are taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the Notes may be amended with the written consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note, including the Exchange Notes, affected, no amendment may, among other things:

(1) reduce the amount of Notes whose Holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest (including additional interest, if any) on any Note,

(3) reduce the principal of or extend the Stated Maturity of any Note,

(4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “Optional Redemption” above,

(5) make any Note payable in money other than that stated in the Note,

(6) impair the right of any Holder to receive payment of principal of, and interest (including additional interest, if any) on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes,

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions or

(8) modify the Note Guarantees in any manner adverse to the Holders.

Without the consent of any Holder, the Issuers, the Note Guarantors and the Trustee may amend the Indenture to:

•	cure any ambiguity, omission, defect or inconsistency,

•	provide for the assumption by a successor corporation of the obligations of the Issuers under the Indenture,

•	provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code),

•	add additional Guarantees with respect to the Notes,

•	secure the Notes,

•	add to the covenants of the Company and the Restricted Subsidiaries for the benefit of the Holders or to surrender any right or power conferred upon the Issuers,

•	make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture,

•	provide for the issuance of the Exchange Notes or Additional Notes or

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

After an amendment becomes effective, the Issuers are required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A Holder will be able to transfer or Exchange Notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the Holder will be treated as the owner of such note for all purposes.

Defeasance

The Issuers may at any time terminate all their obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, the Issuers may at any time terminate:

(1) their obligations under “Change of Control” and under the covenants described under “Certain Covenants,” or

(2) the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “Defaults” above and the limitations contained in clause (3) under the first paragraph of “Merger and consolidation” above (“covenant defeasance”).

In the event that the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) (with respect only to Significant Subsidiaries) or (9) under “Defaults” above or because of the failure of the Issuers to comply with clause (3) under the first paragraph of “Merger and consolidation” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay the of principal, premium (if any) and interest (including additional interest, if any) on, in respect of the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Note Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest (including additional interest), if any, to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit;

(3) the Issuers or any Note Guarantor have paid, or caused to be paid, all sums payable by them under the Indenture; and

(4) the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, in the case of paragraph (b) above, (i) the Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied and (ii) the Issuers obligations that would survive legal defeasance will remain outstanding.

Concerning the Trustee

U.S. Bank National Association is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

“Acquisition” means the acquisition by Dex Media of Qwest Dex, Inc.’s directory business in the States of Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming.

“Additional Assets” means:

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that:

any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Permitted Business.

“Adjusted EBITDA” for any period means the Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1) provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital,

(2) Consolidated Interest Expense,

(3) depreciation expense, amortization expense, (including but not limited to amortization of intangibles and amortization and write-off of financing costs, but excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and any non-cash impairment charges related to goodwill, other intangibles or assets,

(4) customary fees and expenses of the Company and its Consolidated Restricted Subsidiaries payable in connection with any Equity Offering, the Incurrence of Indebtedness permitted by the covenant described under “—Limitation on Indebtedness” or any acquisition permitted hereunder,

(5) all other noncash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such noncash charge to the extent it represents an accrual or reserve for cash expenditures in any future period) less all noncash items of income of the Company and its Consolidated Restricted Subsidiaries.

(6) the amount of any minority interest expense deducted in calculating Consolidated Net Income,

(7) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards,

(8) non-cash pension and other post-employment benefit expense,

(9) Acquisition transaction related and start-up costs incurred in the first year after September 9, 2003, and

(10) payment of fees under the Management Agreement in an aggregate amount not to exceed $15 million.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the rental expense of, the fees and expenses of, the depreciation and amortization of, and other noncash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Adjusted EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(B) for purposes of the provisions described under “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, a disposition permitted by the covenant described under “Certain Covenants—Limitation on Restricted Payments,”

(C) a disposition of assets with a Fair Market Value of less than $3.0 million,

(D) the sale of Capital Stock of an Unrestricted Subsidiary,

(E) the sale or other disposition of cash or Temporary Cash Investments, and

(F) the sale of receivables on substantially the terms that receivables are purchased by Qwest Corporation pursuant to the billing and collection services agreement as in effect on the Closing Date and as described in this prospectus.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to either of the Issuers or any Note Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. It is understood and agreed that Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement and may be in the form of debt securities.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Hedging Agreement” means any forward contract, swap, option, hedge or other similar financial agreement or arrangement designed to protect against fluctuations in commodity prices.

“Consolidated Current Liabilities” as of the date of determination means the aggregate amount of liabilities of the Company and its Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a Consolidated basis, after eliminating:

(1) all intercompany items between the Company and any Restricted Subsidiary and

(2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Consolidated Restricted Subsidiaries in such period but not included in such interest expense, without duplication:

(1) interest expense attributable to Capitalized Lease Obligations,

(2) amortization of debt discount and debt issuance costs,

(3) capitalized interest,

(4) noncash interest expense,

(5) commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing,

(6) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary,

(7) net costs associated with Hedging Obligations (including amortization of fees),

(8) dividends in respect of all Disqualified Stock of the Company and all Note Guarantors and all Preferred Stock of any of the Restricted Subsidiaries that are not Note Guarantors of the Company, to the extent held by Persons other than the Company or a Restricted Subsidiary,

(9) interest Incurred in connection with investments in discontinued operations and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of:

(1) the Total Consolidated Indebtedness as of the date of determination (the “Determination Date”) to

(2) the aggregate amount of Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the Determination Date (the “Measurement Period”);

provided, however, that for purposes of calculating Adjusted EBITDA for the Measurement Period immediately prior to the relevant Determination Date:

(A) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Adjusted EBITDA) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period,

(B) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Adjusted EBITDA) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period, and

(C) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (through an acquisition or the commencement of activities constituting such operating business) or (y) disposed of (by an Asset Disposition or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP as if all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Adjusted EBITDA, the exclusions set forth in clauses (1) through (4) of the definition of Consolidated Net Income shall apply to a Person which has been acquired as if it were a Restricted Subsidiary).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. For purposes of this definition, in respect of any calculation for which the Measurement Period includes the fiscal quarter in which the Transactions were consummated, pro forma effect shall be given to the Transactions in the same manner as described in the Company’s offering memorandum dated August 15, 2003 and related to the Existing Senior Notes and the Senior Subordinated Notes under “Unaudited pro forma financial information.”

“Consolidated Net Income” means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary of the Company in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain or loss realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5) any noncash SFAS 133 income (or loss) related to hedging activities;

(6) any income (or loss) from discontinued operations;

(7) any extraordinary, unusual, nonoperating or nonrecurring gain, loss or charge;

(8) the cumulative effect of a change in accounting principles; and

(9) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness; and

(10) the income statement effects of the writedown of the deferred revenue and prepaid directory cost balance sheet accounts as part of the purchase accounting adjustments made in connection with the Transactions applicable to the given period.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(iv) thereof.

“Consolidated Net Tangible Assets” as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

(1) minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Governing Board of the Company;

(3) any revaluation or other write-up in book value of assets subsequent to the Closing Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

(4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5) treasury stock;

(6) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7) Investments in and assets of Unrestricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Agreement” means the credit agreement dated as of September 9, 2003, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified from time to time, among Parent, the Issuers, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Bank of America, N.A., Lehman Commercial Paper Inc., Wachovia Bank, National Association and Deutsche Bank Trust Company Americas, as syndication agents (except to the extent that any such amendment, restatement, supplement, waiver, replacement, refinancing, restructuring or other modification thereto would be prohibited by the terms of the Indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of Notes at the time outstanding).

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Dex Media East” means Dex Media East LLC, a Delaware limited liability company.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable) or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 91st day after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under “Change of Control” and “Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock.”

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Employee Subco” means a Subsidiary of Dex Media East the employees of which provide services to Dex Media East and Dex Media West on a contractual arm’s length basis.

“Equity Offering” means any public or private sale of common stock of Parent, Dex Media or the Company other than (i) public offerings with respect to Parent’s, Dex Media’s or the Company’s common stock registered on Form S-8 and (ii) other issuances upon exercise of options by employees of Parent, Dex Media or the Company or any of their Restricted Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Senior Notes” means the 8 1/2% senior notes due 2010 issued by the Company and Dex Media West Finance.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For all purposes of the Indenture, Fair Market Value will be determined in good faith by the Governing Board of the Company, whose determination will be conclusive and evidenced by a resolution of the Governing Board of the Company.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2) statements and pronouncements of the Financial Accounting Standards Board,

(3) such other statements by such other entities as approved by a significant segment of the accounting profession, and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Governing Board” of the Company or any other Person means, (i) the managing member or members or any controlling committee of members of the Company or such Person, for so long as the Company or such Person is a limited liability company, (ii) the board of directors of the Company or such Person, if the Company or such Person is a corporation or (iii) any similar governing body.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Income Tax Liabilities” means an amount determined by multiplying (a)(i) all taxable income and gains of the Company and its Restricted Subsidiaries for such taxable year (the “Taxable Amount”) minus (ii) an amount (not to exceed the Taxable Amount for such taxable year) equal to all losses of the Company and its Restricted Subsidiaries in any of the three prior taxable years that have not been previously subtracted pursuant to this clause (ii) from the Taxable Amount for any prior year by (b) forty-four percent (44%) or, if there is a change in applicable federal, state or local tax rates, such other rate as the Issuers determine in good faith to be a reasonable approximation of the effective combined federal, state and local income taxation rates generally payable by Parent or its owners with respect to the income and gains of the Company and its Restricted Subsidiaries.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, Notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than 6 months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations of such Person;

(6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

(A) the Fair Market Value of such asset at such date of determination and

(B) the amount of such Indebtedness of such other Persons;

(8) Hedging Obligations of such Person; and

(9) all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or of which it is a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any (i) Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary and (ii) Restricted Subsidiary at the time of any sale or other disposition of any shares of such Restricted Subsidiary that results in such Restricted Subsidiary no longer constituting a Restricted Subsidiary; provided, however, that upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Agreement” means the management agreement with the Sponsors, their affiliates or designees as in effect on September 9, 2003 or pursuant to any amendment, restatement or replacement thereof to the extent that the terms of any such amendment, restatement or replacement are not, taken as a whole, disadvantageous to the holders of the Notes in any material respect.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and

(4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company. “Officer” of Dex Media West Finance or a Note Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Note Guarantor or the Trustee.

“Permitted Asset Swap” means any transfer of properties or assets by the Company or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business; provided that (i) the aggregate Fair Market Value of the property or assets being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate Fair Market Value of the property or assets received by the Company or such Restricted Subsidiary in such exchange and (ii) the aggregate Fair Market Value of all property or assets transferred by the Company and any of its Restricted Subsidiaries in any such transfer, together with the aggregate Fair Market Value of property or assets transferred in all prior Permitted Asset Swaps, shall not exceed 20% of the Company’s Consolidated net revenues for the prior fiscal year.

“Permitted Business” means any business engaged in by the Company or any Restricted Subsidiary on the Closing Date and any Related Business.

“Permitted Holders” means The Carlyle Group, Welsh, Carson, Anderson & Stowe and their respective Affiliates and any Person acting in the capacity of an underwriter in connection with a public or private offering of Parent’s, Dex Media’s or the Company’s Capital Stock.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary (other than Dex Media West Finance);

(3) Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary (other than Dex Media West Finance) if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees (including employees of Dex Media East or Employee Subco that provide services to the Company or a Restricted Subsidiary) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary and not exceeding $15.0 million in the aggregate outstanding at any one time;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under “Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock”;

(9) Interest Rate Agreements and Commodity Hedging Agreements permitted under clause (b)(5) of the covenant described under “Certain Covenants—Limitation on Indebtedness”;

(10) any Person; provided, however, that the payment for such Investments consists solely of Net Cash Proceeds from either the sale of Capital Stock of the Company (other than Disqualified Stock) or cash common equity contributions to the Company; provided, however, that such Net Cash Proceeds or equity contributions will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) of the covenant described under “Certain Covenants—Limitation on Restricted Payments”; or

(11) any Person in an aggregate amount outstanding at any time not to exceed $75.0 million.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure (a) Bank Indebtedness permitted under the covenant described under “Certain Covenants—Limitation on Indebtedness” and (b) Senior Indebtedness of the Company Incurred pursuant to the first paragraph of the covenant described under “Certain Covenants—Limitation on Indebtedness”;

(8) Liens existing on the Closing Date;

(9) Liens on property or shares of stock of another Person at the time such other Person becomes a Restricted Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided, further, however, that such Liens do not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(10) Liens on property at the time such Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or any Restricted Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens do not extend to any other property owned by such Person or any of its Restricted Subsidiaries;

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12) Liens in respect of judgments that do not constitute an Event of Default;

(13) Liens securing obligations under Interest Rate Agreements and Commodity Hedging Agreements so long as such obligations relate to Indebtedness that is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such obligations; and

(14) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), and (10); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

(i) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by Liens described under clauses (6), (7), (8), (9), or (10) at the time the original Lien became a Permitted Lien under the Indenture and

(ii) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancings.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness:

(1) consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

(2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements;

provided, however, that such Indebtedness is incurred within 180 days after the acquisition by the Company or such Restricted Subsidiary of such asset.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that:

(1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced,

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced (plus fees and expenses, including any premium and defeasance costs) and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided, further, however, that Refinancing Indebtedness shall not include:

(A) Indebtedness of a Restricted Subsidiary that is not a Note Guarantor that Refinances Indebtedness of the Company or

(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Closing Date.

“Restricted Subsidiary” means Dex Media West Finance and any other Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuers secured by a Lien. “Secured Indebtedness” of a Note Guarantor has a correlative meaning.

“Senior Indebtedness” of the Company, Dex Media West Finance or any Note Guarantor means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company, Dex Media West Finance or any Note Guarantor, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company, Dex Media West Finance or any Note Guarantor, as applicable, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Notes or such Note Guarantor’s Note Guarantee; provided, however, that Senior Indebtedness of the Company, Dex Media West Finance or any Note Guarantor shall not include:

(1) any obligation of the Company to any Subsidiary of the Company or of such Note Guarantor to the Company or any other Subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by the Company, Dex Media West Finance or such Note Guarantor, as applicable;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or obligation of the Company, Dex Media West Finance or such Note Guarantor, as applicable (and any accrued and unpaid interest in respect thereof) that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of the Company, Dex Media West Finance or such Note Guarantor, as applicable, including any Senior Subordinated Indebtedness and any Subordinated Obligations of the Company, Dex Media West Finance or such Note Guarantor, as applicable;

(5) any obligations with respect to any Capital Stock; or

(6) any Indebtedness Incurred in violation of the Indenture.

“Note Guarantee” means each Guarantee of the obligations with respect to the Notes issued by a Person pursuant to the terms of the Indenture.

“Note Guarantor” means any Person that has issued a Note Guarantee.

“Senior Subordinated Notes” means the 9 7/8% Senior Subordinated Notes due 2013 issued by the Company and Dex Media West Finance.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means the Senior Subordinated Notes and any other Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement. “Subordinated Obligation” of Dex Media West Finance or a Note Guarantor has a correlative meaning.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person,

(2) such Person and one or more Subsidiaries of such Person or

(3) one or more Subsidiaries of such Person.

“Tax Distribution” means any distribution by the Company to its direct or indirect owners which (i) with respect to quarterly estimated tax payments due in each calendar year shall be equal to twenty-five percent (25%) of the Income Tax Liabilities for such calendar year as estimated in writing by the chief financial officer of the Company, (ii) with respect to tax payments to be made with income tax returns filed for an entire taxable year or with respect to adjustments to such returns imposed by the Internal Revenue Service or other taxing authority, shall be equal to the Income Tax Liabilities for each taxable year minus the aggregate amount distributed for such taxable year as provided in clause (i) above and (iii) with respect to taxes not determined by reference to income, represents the amount of any such taxes imposed on a direct or indirect owner of the Company as a result of such owner’s ownership of the equity of the Company. In the event the amount determined under clause (ii) is a negative amount, the amount of any Tax Distributions in the succeeding taxable year (or, if necessary, any subsequent taxable years) shall be reduced by such negative amount.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,

(2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act),

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s Investors Service, Inc. or “A-2” (or higher) according to Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s Investors Service, Inc.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C.—77aaa-7bbbb) as in effect on the Closing Date.

“Total Consolidated Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transactions” means those events described in this prospectus under the heading “The Transactions.”

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Governing Board of the Company in the manner provided below and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Governing Board of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company, but excluding Dex Media West Finance) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or

(B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “Certain Covenants—Limitation on Restricted Payments.”

The Governing Board of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “Certain Covenants—Limitation on Indebtedness” and

(y) no Default shall have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Governing Board of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Governing Board of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Registration Rights

We have filed a registration statement to comply with our obligation under the registration rights agreement to register the issuance of the Exchange Notes.

Book-Entry; Delivery and Form

The exchange notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with The Depository Trust Company, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as The Depository Trust Company, or its nominee, is the registered owner or holder of the exchange notes, The Depository Trust Company or that nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indentures and the notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company’s applicable procedures, in addition to those provided for under the indentures and, if applicable, those of Euroclear and Clearstream, Luxembourg.

Payments of the principal of, and interest on, a global note will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner thereof. None of Dex Media West, Dex Media West Finance, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that The Depository Trust Company or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The Depository Trust Company or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in The Depository Trust Company will be effected in the ordinary way in accordance with The Depository Trust Company rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of The Depository Trust Company. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interest in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following The Depository Trust Company’s settlement date.

We expect that The Depository Trust Company will take any action permitted be taken by a holder of notes (including the presentation of notes for as described below) only at the direction of one or more participants account The Depository Trust Company interests in a global note is and only in respect of such portion of the aggregate principal amount as to which such participant or participants has or have given such to exchange to whose credited of notes direction. However, if there is an event of default under the notes, The Depository Trust Company will exchange the applicable global note for certificated notes, which it will distribute to its participants.

We understand that: The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to The Depository Trust Company system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

Although The Depository Trust Company, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of The Depository Trust Company, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Dex Media West, Dex Media West Finance or the Trustee will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If The Depository Trust Company is at any time unwilling or unable to continue as a depositary for the global notes or if at any time The Depository Trust Company ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by Dex Media West and Dex Media West Finance within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with The Depository Trust Company’s rules and procedures in addition to those provided for under the applicable indenture.

Material Federal Income Tax Consequences

The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes pursuant to this exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. The effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws, is not discussed. The discussion deals only with notes held as “capital assets” (generally, property for investment) within the meaning of Section 1221 of the Code.

If a partnership or other entity taxable as a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

We have not sought and will not seek any rulings from the Internal Revenue Service, or the “IRS,” with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to this offer.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreements and will indemnify the holders of outstanding notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

Legal Matters

The validity of the securities offered hereby is being passed upon for us by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements of Dex Media West LLC and subsidiary as of December 31, 2003, and for the period from September 10, 2003 to December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the operations of Qwest Dex Holdings, Inc. and subsidiary in the states of Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming, referred to as Dex West (as more fully described in Note 1 to the combined financial statements) as of December 31, 2002, and for the period from January 1, 2003 to September 9, 2003, and for the years ended December 31, 2002 and 2001, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

Dex Media West and Dex Media West Finance have filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, quarterly and special reports, and other information with the U.S. Securities and Exchange Commission, or SEC. You can inspect and copy the reports and other information filed by us at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (including us) that file periodically. None of the information filed with the Securities and Exchange Commission or on the Company’s website is incorporated by reference into this prospectus and you should not rely on any such information in connection with this offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets at December 31, 2003 and 2002	F-4
Consolidated statements of operations for the period from September 10 to December 31, 2003 and from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001	F-5
Consolidated statements of cash flows for the period from September 10 to December 31, 2003 and from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001	F-6
Consolidated statements of changes in owner’s equity for the period from September 10 to December 31, 2003 and from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001	F-7
Notes to consolidated financial statements	F-8

Condensed consolidated balance sheets (unaudited) – September 30, 2004 and December 31, 2003	F-43
Condensed consolidated statements of operations (unaudited) – three months ended September 30, 2004 and for the periods from September 10 to September 30, 2003 and from July 1 to September 9, 2003	F-44
Condensed consolidated statements of operations (unaudited) – nine months ended September 30, 2004, and for the periods from September 10 to September 30, 2003 and from January 1 to September 9, 2003	F-45
Condensed consolidated statements of cash flows (unaudited) – nine months ended September 30, 2004 , and for the periods from September 10 to September 30, 2003 and from January 1 to September 9, 2003	F-46
Notes to condensed consolidated financial statements (unaudited)	F-47

Report of Independent Registered Public Accounting Firm

The Board of Directors

Dex Media, Inc.:

We have audited the accompanying consolidated balance sheet of Dex Media West LLC (an indirect wholly-owned subsidiary of Dex Media, Inc.) and subsidiary (Successor) as of December 31, 2003, and the related consolidated statements of operations, changes in owner’s equity and cash flows for the period from September 10, 2003 to December 31, 2003 (Successor Period). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dex Media West LLC and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the Successor Period in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(a) to the consolidated financial statements, effective September 9, 2003, Dex Media West LLC acquired from Qwest Communications International, Inc. the operations of Qwest Dex Holdings, Inc. and subsidiary in the states of Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (Dex West). As a result of the acquisition, the consolidated financial information of Dex Media West LLC for the period after the acquisition is presented on a different cost basis than that of Dex West for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP

Denver, Colorado

March 16, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Qwest Communications International Inc.:

We have audited the accompanying combined balance sheet of the operations of Qwest Dex Holdings, Inc. (a Colorado corporation and wholly-owned subsidiary of Qwest Communications International Inc.) and subsidiary (Qwest Dex) in the states of Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming, hereinafter referred to as Dex West (as more fully described in Note 1) as of December 31, 2002, and the related combined statements of operations, changes in owner’s deficit and cash flows for the period from January 1, 2003 to September 9, 2003, and for the years ended December 31, 2002 and 2001. These combined financial statements are the responsibility of Qwest Dex’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Dex West as of December 31, 2002, and the results of its operations and its cash flows for the period from January 1, 2003 to September 9, 2003, and for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado

March 16, 2004

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

	Company	Predecessor
(Dollars in thousands)	As of December 31, 2003	As of December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$4,658	$161,338
Accounts receivable, net	53,114	113,516
Deferred directory costs	142,293	159,424
Current deferred taxes	3,876	18,441
Other current assets	5,461	3,067

Total current assets	209,402	455,786
Property, plant and equipment, net	38,016	23,479
Goodwill	2,198,586	—
Intangible assets, net	1,901,300	—
Deferred income taxes	13,778	—
Deferred financing costs	102,794	46,219
Prepaid pension asset	—	47,466
Other assets	2,955	3,196

Total Assets	$4,466,831	$576,146

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Short-term borrowings	$—	$750,000
Accounts payable	16,694	21,875
Amounts due to affiliate	28,554	33,470
Employee compensation	—	8,769
Deferred revenue and customer deposits	68,232	142,052
Accrued interest payable	49,405	1,497
Current portion of long-term debt	20,178	—
Other accrued liabilities	6,113	26,562

Total current liabilities	189,176	984,225
Long-term debt	3,182,822	—
Post-retirement and other post-employment benefit obligations	—	59,823
Amounts due to affiliate related to post-retirement and other post-employment obligations	35,519	—
Other liabilities	408	4,011

Total Liabilities	3,407,925	1,048,059

Commitments and contingencies (Note 13)
Owner’s interest	1,086,714	—
Accumulated deficit	(27,808)	—
Owner’s deficit	—	(471,913)

Total Owner’s Equity	1,058,906	(471,913)

Total Liabilities and Owner’s Equity	$4,466,831	$576,146

See accompanying notes to consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Company	Predecessor
	Period from September 10 to December 31, 2003	Period from January 1 to September 9, 2003	Years Ended December 31,
(Dollars in thousands)			2002	2001
Revenue	$213,997	$630,160	$900,200	$880,212
Operating Expenses:
Cost of revenue	63,661	193,282	281,754	272,732
General and administrative expense	36,247	53,286	62,416	44,887
Bad debt expense	9,052	20,955	31,307	30,086
Depreciation and amortization expense	4,992	8,153	15,934	16,706
Amortization of intangibles	75,700	—	—	—
Merger-related expense	—	—	—	5,579
Impairment charges	—	—	—	8,976

Total operating expenses	189,652	275,676	391,411	378,966

Operating income	24,345	354,484	508,789	501,246
Other expense (income):
Interest income	(685)	(2,336)	(1,486)	(3,858)
Interest expense	70,492	113,627	144,724	167,500
Other expense	—	—	—	7,614

(Loss) income before income taxes	(45,462)	243,193	365,551	329,990
Income tax (benefit) provision	(17,654)	91,441	138,208	123,713

Net (loss) income	$(27,808)	$151,752	$227,343	$206,277

See accompanying notes to consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Company	Predecessor
(Dollars in thousands)	Period from September 10 to December 31, 2003	Period from January 1 to September 9, 2003	Years Ended December 31,
			2002	2001
Operating activities:
Net (loss) income	$(27,808)	$151,752	$227,343	$206,277
Adjustments to net (loss) income:
Bad debt expense	9,052	20,955	31,307	30,086
Depreciation and amortization expense	4,992	8,153	15,934	16,706
Amortization of intangibles	75,700	—	—	—
Amortization of deferred financing costs	5,944	46,219	7,073	—
Loss on distribution of assets	—	—	1,000	—
Employee benefit expense (credit)	—	—	745	(8,098)
Deferred tax (benefit) expense	(17,654)	(1,570)	16,024	6,653
Write down of investment	—	—	—	8,000
Asset impairment charge	—	—	—	8,976
Non-cash stock based charge for restricted stock	—	—	—	1,000
Contributions from Qwest in lieu of income taxes	—	79,412	122,184	119,720
Changes in operating assets and liabilities:
Accounts receivable	25,466	(335)	(58,570)	(26,564)
Deferred directory costs	(18,013)	3,577	5,747	3,583
Other current assets	(121)	(11,075)	(1,332)	(3,712)
Other long-term assets	—	—	—	—
Accounts payable and other liabilities	43,913	16,152	6,650	31,891
Deferred revenue and customer deposits	67,655	(20,835)	8,134	(342)
Employee benefit plan obligations and other, net	1,798	6,362	(2,000)	(10,300)

Cash provided by operating activities	170,924	298,767	380,239	383,876

Investing activities:
Acquisition of Dex West	(4,290,104)	—	—	—
Payment of acquisition costs	(54,391)	—	—	—
Expenditures for property, plant and equipment	(1,415)	(11,446)	(15,639)	(1,325)
Capitalized software development costs	(8,973)	(4,404)	(5,213)	(9,500)

Cash used for investing activities	(4,354,883)	(15,850)	(20,852)	(10,825)

Financing activities:
Repayments of short-term borrowings	—	—	(2,062,286)	(313,932)
Borrowings from affiliates	—	768,187	—	—
Repayments on long-term debt	(175,000)	(750,000)	—	—
Borrowings of long-term debt	3,378,000	—	420,000	—
Payment of financing costs	(108,739)	—	(31,392)	—
Payment of debt commitment fees	(17,981)
Owner contributions	1,122,000	—	—	—
Owner distributions	(9,663)	—	—	—
Dividends paid to Qwest	—	(189,118)	—	(6,000)
Contributions from Qwest Dex Holdings, Inc	—	—	1,411,244	—

Cash provided by (used for) financing activities	4,188,617	(170,931)	(262,434)	(319,932)

Cash and cash equivalents:
Increase	4,658	111,986	96,953	53,119
Beginning balance	—	161,338	64,385	11,266

Ending balance	$4,658	$273,324	$161,338	$64,385

Non-cash investing and financing activities:
Distribution payable to parent	(2,087)	—	—	—
Distribution to parent	(5,555)	—	—	—
Distribution of land and buildings	—	—	(21,778)	—
Non-cash transactions with affiliates of Qwest Dex Holdings, Inc	—	(2,060)	—	—

See accompanying notes to consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER’S EQUITY

(Dollars in thousands)	Total Owner Deficit
Predecessor
Balance, December 31, 2000	$(2,207,309)
Net income	206,277
Contribution from Qwest in lieu of taxes	119,720
Dividends paid to Qwest	(6,000)
Amortization of Qwest restricted stock grant	1,000

Balance, December 31, 2001	(1,886,312)
Net income	227,343
Contribution from Qwest in lieu of taxes	122,184
Contribution from Dex Holdings, Inc	1,086,650
Non-cash distribution of assets to affiliate	(21,778)

Balance, December 31, 2002	(471,913)
Net income	151,752
Contribution from Qwest in lieu of taxes	79,412
Dividends paid to Qwest	(189,118)
Non-cash transactions with affiliates of Qwest Dex Holdings, Inc	(2,060)

Balance, September 9, 2003	$(431,927)

	Owner Interest	Accumulated Deficit	Total Owner’s Equity
Company
Balance, September 9, 2003	$—	$—	$—
Capital contribution from Owner	1,122,000		1,122,000
Net loss		(27,808)	(27,808)
Distribution to Owner	(35,286)		(35,286)

Balance, December 31, 2003	$1,086,714	$(27,808)	$1,058,906

See accompanying notes to consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of business

(a) Acquisition

On August 19, 2002, Dex Holdings LLC (“Dex Holdings”), the parent of Dex Media, Inc. (“Dex Media”), new entities formed by the private equity firms of The Carlyle Group and Welsh, Carson, Anderson & Stowe (“WCAS”) (together, the “Sponsors”), entered into concurrent purchase agreements (the “Dex East Purchase Agreement” and the “Dex West Purchase Agreement”) to purchase the business of Qwest Dex Holdings, Inc. and its wholly-owned subsidiary Qwest Dex, Inc. (together “Qwest Dex”) from Qwest Communications International Inc. (“Qwest”) in two separate phases.

In the first phase, consummated on November 8, 2002, Dex Holdings assigned its right to purchase the directory business in the Dex East States (as defined below) to Dex Media East LLC (“Dex Media East”), an indirect wholly-owned subsidiary of Dex Media. Dex Media East now operates the directory business in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota (the “Dex East States”). The total amount of consideration paid for Qwest Dex’s directory business in the Dex East States was $2.8 billion (excluding fees and acquisition costs).

In the second phase (the “Acquisition”), consummated on September 9, 2003, Qwest Dex contributed its remaining assets and liabilities relating to its directory business in the Dex West States (as defined below) to GPP LLC, a newly-formed limited liability company. Immediately following this contribution, Dex Media West LLC, (“Dex Media West” or the “Company”), an indirect wholly-owned subsidiary of Dex Media, purchased all of the interests in GPP LLC for $4.3 billion (excluding fees, acquisition costs and subject to adjustments relating to working capital levels). Immediately following such purchase, Dex Media West merged with GPP LLC. Dex Media West now operates the directory business acquired in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (the “Dex West States”). In conjunction with the sale, Dex West employees became employees of Dex Media West and were immediately transferred to Dex Media East. On January 1, 2004, all employees of Dex Media East were transferred to another indirect wholly-owned subsidiary of Dex Media, Dex Media Services LLC.

(b) Predecessor business

The combined financial statements of the acquired business in the Dex West States prior to the September 9, 2003 acquisition date, referred to as “Dex West” or the “Predecessor,” represent a component of Qwest Dex and include the operating activities of Qwest Dex for the Dex West States. “Dex East” represents a component of Qwest Dex and includes the operating activities of Qwest Dex for the Dex East States. Dex East and Dex West are not separate legal entities but represent the business of Qwest Dex in or attributable to the Dex East States or the Dex West States, respectively.

(c) Operations

The Company is the exclusive official directory publisher for Qwest Corporation, Qwest’s local exchange carrier (“Qwest LEC”), in the Dex West States, which is the primary local exchange carrier in most service areas within the Dex West States. As a result, the Company is the largest telephone directory publisher of white and yellow pages directories to businesses and residents in the Dex West States. The Company provides directory, Internet and direct marketing solutions to local and national advertisers. Virtually all of the Company’s revenue is derived from the sale of advertising in its various directories. Published directories are distributed to businesses and residents in the local service area through third-party vendors.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Basis of presentation

(a) The Company

The accompanying consolidated balance sheet as of December 31, 2003, and the consolidated statements of operations, cash flows and owner equity, for the period from September 10 to December 31, 2003 reflect the consolidated financial position, results of operations, cash flows and owner’s equity of the Company from the date of acquisition and include all material adjustments required under purchase accounting. Dex West is considered the Predecessor to the Company. As such, the historical financial statements of Dex West are included in the accompanying consolidated financial statements, including the combined balance sheet as of December 31, 2002, the combined statements of operations, cash flows, and owner equity for the period from January 1 to September 9, 2003 and the years ended December 31, 2002 and 2001 (collectively, the “Predecessor Financial Statements”). The Predecessor Financial Statements have not been adjusted to give effect to the Acquisition. As such, the consolidated financial statements of the Company after the Acquisition are not comparable to the Predecessor Financial Statements prior to the Acquisition.

Effective July 27, 2004, Dex Media consummated its initial public offering of common stock (the “Offering”). Immediately prior to the Offering, Dex Media effected a 10-for-1 common stock split. The share and per share data for the period from September 10 to December 31, 2003 has been adjusted to reflect the effects of the stock split.

(b) The Predecessor

The accompanying Predecessor Financial Statements include the assets, obligations and activities of Qwest Dex for business conducted in the Dex West States. To prepare these combined financial statements, management of Qwest Dex either specifically identified, assigned or apportioned all revenue and expenses of Qwest Dex to either Dex East or Dex West and believe such specific identifications, assignments or apportionments were reasonable; however, the resulting amounts could differ from amounts that would be determined if Dex East and Dex West operated on a stand-alone basis. Because of Dex East’s and Dex West’s relationship with Qwest Dex as well as Qwest and its other affiliates, the assets, liabilities, revenue and expenses are not necessarily indicative of what they would be had Dex East and Dex West operated without the shared resources of Qwest and its affiliates. Accordingly, these Predecessor Financial Statements are not necessarily indicative of future results of operations.

(3) Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of Dex Media West and its wholly-owned subsidiary, Dex Media West Finance Co. All intercompany balances and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in these consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

(c) Revenue recognition

The sale of advertising in printed directories published by the Company and the Predecessor is the primary source of revenue. Revenue is recognized ratably over the life of each directory using the deferral and amortization method of accounting, with revenue recognition commencing in the month of delivery. The

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company and its Predecessor publish white and yellow pages directories primarily with 12-month lives. From time to time, the Company may choose to change the lives of certain directories in order to more efficiently manage work and customer flow. During 2003, the Company determined it would extend the lives of eight directories published in December 2002 and publish them in January 2004, in most cases. The lives of the affected directories will be 12 months thereafter. For the period from September 10 to December 31, 2003, the Company published 35 directories. For the period from January 1 to September 9, 2003 and the years ended December 31, 2002 and 2001, the Predecessor published 77, 121 and 119 directories, respectively.

The Company enters into transactions where the Company’s products and services are promoted by the customer and, in exchange, the Company carries the customer’s advertisement and accounts for these transactions in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions.”

In certain cases, the Company enters into agreements with customers that involve the delivery of more than one product or service. Revenue for such arrangements is allocated in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

(d) Cost of revenue

The Company and the Predecessor account for cost of revenue under the deferral and amortization method of accounting. Accordingly, the cost of revenue recognized in a reporting period consists of (1) costs incurred in that period and recognized in that period, principally sales salaries and wages, (2) costs incurred in a prior period, a portion of which is amortized and recognized in the current period and (3) costs incurred in the current period, a portion of which is amortized and recognized in that period and the balance of which is deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the costs incurred in the given period, which may be significant.

Costs incurred in the current period and subject to deferral include direct costs associated with the publication of directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee and systems support costs relating to each of the foregoing. Sales commissions include commissions paid to employees for sales to local advertisers and to third party certified marketing representatives, which act as the Company’s channel to national advertisers. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method, with cost recognition commencing in the month of delivery.

(e) Deferred revenue

Deferred revenue represents amounts billed and advance payments received from customers that have not yet been recognized as revenue.

(f) Deferred directory costs

Deferred directory costs represent costs incurred in the production of directories prior to publication and incurred costs for directories that have been delivered that have not yet been recognized as cost of revenue. Deferred directory costs are amortized ratably to cost of revenue over the life of each directory beginning in the month of delivery.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g) Advertising costs

Costs related to advertising are expensed as incurred. Advertising expenses of $8.3 million in the period from September 10 to December 31, 2003 are included in general and administrative expense in the Company’s consolidated statement of operations. Advertising costs of $6.8 million, $3.0 million, and $9.5 million for the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001, respectively, are included in general and administrative expense in the Predecessor’s combined statements of operations.

(h) Cash and cash equivalents

The Company considers cash on hand, deposits in banks and investments purchased with original maturities of three months or less to be cash and cash equivalents. In periods of the Predecessor, Dex West considered all obligations to affiliates not settled on a quarterly basis to be financing activities for purposes of the statement of cash flows.

(i) Accounts receivable

The Company has a billing and collection agreement with Qwest LEC. Under that agreement, certain receivables are billed and collected by Qwest LEC on behalf of the Company for common customers within the local service area. Qwest LEC purchases these accounts receivable from the Company on a full recourse basis, and as such, the Company continues to include its portion of the Qwest LEC -billed receivables and any related bad debt reserves in its consolidated balance sheets.

The Company reports its accounts receivable at the outstanding principal balance net of the allowance for doubtful accounts. The allowance for doubtful accounts for Company billed local trade receivables includes amounts past due more than 75 days as determined by the contractual term of each sale. The allowance for doubtful accounts for national trade receivables includes specifically identified uncollectible accounts. Receivables are charged against the allowance for doubtful accounts when deemed uncollectible by collection managers and any recoveries of previous charges are recorded as a reduction of bad debt expense.

For accounts receivable purchased by Qwest LEC, the Company uses a rolling 12-month average of write-offs compared to the prior 12 months of billings to estimate the necessary allowance for doubtful accounts. When a receivable is deemed to be uncollectible, the Company reduces its receivable against the allowance for doubtful accounts. Any recoveries of amounts previously charged against the allowance for doubtful accounts are recorded as a reduction of bad debt expense.

The Company charges a percentage finance charge on certain past due trade receivables. For local accounts receivables, the Company does not recognize finance charges until the cash is collected from the customer. For national accounts receivable, the Company recognizes finance charges when billed. At December 31, 2003 $2.2 million of national accounts receivable past due 90 days or more were accruing finance charges.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a breakdown of accounts receivable balances (in thousands):

	Company	Predecessor
	December 31, 2003	December 31, 2002
Trade accounts receivable	$52,404	$69,079
Accounts receivable purchased by Qwest LEC	5,193	37,247
Amounts due from Dex Media East	—	17,585
Amounts due from Qwest and its affiliates	6,413	2,417
Less: allowance for doubtful accounts	(10,896)	(12,812)

Accounts receivable, net	$53,114	$113,516

Amounts due from Dex Media East represent amounts owed to Dex West for operating expenses incurred on behalf of Dex Media East as discussed in Note 15 to these consolidated financial statements.

Amounts due from related parties generally represent amounts owed to Qwest Dex for advertising services rendered to wholly-owned subsidiaries of Qwest.

(j) Property, plant and equipment

Property, plant and equipment is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The cost of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. When property, plant and equipment is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in other (income) expense.

(k) Computer software

Internally used software, whether purchased or internally developed, is capitalized and amortized using the straight-line method over an estimated useful life of 18 months to five years. In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects and external direct costs for materials and services are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that those modifications enable the software to perform tasks that it was previously incapable of performing. Software maintenance and training costs are expensed in the period in which they are incurred. Gross computer software costs of $18.8 million (which reflects a purchase accounting adjustment to net the accumulated depreciation against the cost basis as of September 9, 2003) and $31.2 million at December 31, 2003 and 2002, respectively, are included in property, plant and equipment. Amortization of capitalized computer software costs totaled $3.3 million, $3.8 million, $4.0 million and $4.2 million for the periods from September 10 to December 31, 2003 and from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001, respectively. During December 2001, $8.9 million of capitalized computer software costs were written off because of the abandonment of a sales automation project and various system enhancements. See Note 17(b) for an additional discussion of the asset impairment.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l) Deferred financing costs

Costs of $108.7 million incurred in connection with the financing activities related to the Acquisition are deferred and amortized using the effective interest method over the terms of the related debt agreements ranging from six to ten years. Amortization of these costs is charged to interest expense in the accompanying consolidated statement of operations. The carrying values of deferred financing costs in the accompanying consolidated balance sheet at December 31, 2003 and 2002 were $102.8 million and $46.2 million, respectively. The $46.2 million of Predecessor debt issuance costs were fully amortized to interest expense for the period from January 1, 2003 to September 9, 2003, as the underlying debt of the Predecessor was repaid in full prior to maturity.

(m) Identifiable intangibles and long-lived assets

The impairment of identifiable intangibles and long-lived assets is assessed whenever events or changes in circumstances indicate that their carrying value may not be recoverable through expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying value of the asset, the asset is written down to its estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

(n) Goodwill and intangible assets

Goodwill represents the excess purchase price paid by the Company over the fair value of the tangible and identifiable intangible assets and liabilities acquired from Qwest Dex on September 9, 2003, the date of the Acquisition. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, goodwill and indefinite-lived intangibles balances are not being amortized, but instead will be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”.

Intangible assets acquired include trademarks, customer relationships, non-compete/publishing agreements and an advertising agreement. The acquired Dex trademark is a perpetual asset and not subject to amortization. Annual amortization for customer relationships is calculated using a declining method in relation to the estimated retention periods of the acquired customers. Other intangible assets are amortized on a straight-line basis over the estimated lives of the assets ranging from four to 39 years.

The Company’s policy is to evaluate the carrying value of goodwill and identified intangibles not subject to amortization at the end of the third quarter of each fiscal year. Under SFAS 142, impairment of goodwill and indefinite-lived intangible assets may exist if the carrying value of the reporting unit to which they are allocated exceeds the fair value of the reporting unit. The Company has one reporting unit and therefore, compares the carrying value of the Company to its fair value. The fair value of the Company is estimated using a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”).

The Company assesses the ongoing recoverability of its intangible assets subject to amortization by determining whether the intangible balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected undiscounted future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset to an amount consistent with projected future cash flows discounted at the Company’s incremental borrowing rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. As of December 31, 2003, the Company does not believe any impairment of goodwill or other identified intangible assets has occurred.

(o) Stock-based compensation

Company. The Company accounts for the Stock Option Plan of Dex Media, Inc., as more fully described in Note 10, under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Had the Company accounted for employee stock options grants under the fair value method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” the pro forma results of the Company for the period from September 10 to September 30, 2003 would have been as follows (in thousands):

For the Period from September 10 to December 31, 2003
Net Loss
As reported	$(27,808)
Pro forma	(27,898)

Predecessor. Had the Predecessor accounted for Qwest employee stock option grants under the fair value method prescribed by SFAS No. 123, the pro forma net income of Dex West for the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001 would have been as follows (in thousands):

	For the Period from January 1 to September 9, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Net Income
As reported	$151,752	$227,343	$206,277
Pro forma	150,865	225,973	205,007

(p) Income tax provision

The Company will be included in the consolidated federal income tax return and combined or consolidated state income tax returns, where permitted, for Dex Media, the Company’s indirect parent. Although the Company is a single member limited liability company and is disregarded as a taxable entity for income tax purposes, the Company calculates income taxes as if it filed a tax return on an individual basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting bases of assets and liabilities and their tax bases at each year end. Deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for future income tax rate changes in the year the changes are enacted. Deferred tax assets are recognized for operating loss and tax credit carry forwards if management believes, based upon existing evidence, that it is more likely than not that the carry forward will be utilized. All deferred tax assets are reviewed for realizability and valuation allowances are recorded if it is more likely than not that the deferred tax assets will not be realized.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term borrowings. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair values because of their short-term nature. The carrying value of the Company’s variable-rate long-term debt approximates fair value because the related interest rates reset to current market rates on a short-term basis. The fair value of the Company’s fixed-rate long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities.

(r) Reclassifications

Certain prior period amounts have been reclassified to conform to the 2003 presentation.

(s) Predecessor financial statements

In order to divide the Qwest Dex consolidated financial statements between Dex East and Dex West for periods prior to the November 8, 2002 Dex East acquisition, it was necessary for Qwest Dex management to make certain assignments and apportionments. Wherever possible, account balances and specific amounts that directly related to Dex East or Dex West were assigned directly to Dex East or Dex West, as appropriate and as discussed in further detail below. When no direct assignment was feasible, account balances were apportioned using a variety of factors based on a revenue and/or cost causative relationship to the account balance being apportioned. The following is a more detailed description of the primary bases for these assignments and apportionments of Qwest Dex accounts between Dex East and Dex West.

Balance sheet:

Cash and cash equivalents—as there were no cash and cash equivalents balances as of January 1, 1999 in the Qwest Dex consolidated financial statements, a zero balance was assigned to both Dex East and Dex West at that date. Changes in cash and cash equivalents during the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001 were determined based on operating activities within the specified Dex West states.

Accounts receivable, net—(i) the majority of accounts receivable were specifically identified as related to the customers within the Dex West States and (ii) for accounts receivable that were not state-specific, the balances were apportioned based on relative revenues of Dex East and Dex West.

Deferred directory costs—specifically identified by state and by directory.

Current and non-current deferred taxes—specifically identified based on tax computations using temporary differences based on the difference between the book and tax bases of state specific assets and liabilities.

Other current assets—apportioned based upon Dex West’s total current assets, excluding other current assets, relative to total Qwest Dex current assets, excluding other current assets.

Property, plant and equipment, net—the majority of the property, plant and equipment was specifically identified based on the location and use of such property, plant and equipment. Capitalized software was apportioned based upon relative aggregate expense amounts of Dex West and Dex East recorded in their respective employee-related cost of revenues and general and administrative expenses for the years presented.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prepaid benefit obligations and other assets and post-retirement and other post-employment benefit obligations—generally apportioned based on relative payroll and related costs specifically associated with those employees who work in the specified states. These payroll and related costs by state were determined using demographic employee information as of June 2002.

Short-term borrowings from affiliates—As discussed in Notes 1 and 5, Qwest Dex had outstanding debt due to QCF that was ascribed to Qwest Dex in 1999. As the initial amount of this debt was determined based on the fair value of the Qwest Dex business derived using an EBITDA multiple at that time, Qwest Dex’s management believes that the 1999 EBITDA of Dex East and Dex West is the best measure by which this debt should be apportioned between Dex East and Dex West. Debt incurred by Qwest Dex on or after January 1, 2000 was apportioned between Dex East and Dex West based upon the relative relationship of their EBITDA for the year in which such debt was incurred. Repayments were based on Dex East’s and Dex West’s proportionate share of income generated that was used to repay the outstanding borrowings. Accrued interest has been apportioned consistent with the related interest expense as discussed below.

Short-term borrowings and deferred debt issuance costs—as discussed in Note 8, Qwest Dex issued $750.0 million in debt to third parties in 2002 and incurred deferred financing costs of $55.5 million associated with the issuance. This loan and associated costs were apportioned between Dex East and Dex West based upon the relative relationship of their EBITDA for the year in which such debt was incurred. Upon the sale of Dex East, Dex West was allocated the remainder of the debt and the unamortized portion of the deferred financing costs. Accrued interest has been apportioned consistent with the related interest expense as discussed below. The $750.0 million owed to third parties was paid off in August 2003 by drawing on a line of credit from an affiliate discussed in more detail in Note 8.

Accounts payable—apportioned based upon relative expense amounts recorded in cost of revenues and general and administrative expenses for the years presented, excluding employee-related costs.

Amounts due to related parties—apportioned based upon relative expense amounts recorded in cost of revenues and general and administrative expenses for the years presented.

Employee compensation—apportioned based upon relative employee-related expense amounts recorded in cost of revenues and general and administrative expenses for the years presented.

Deferred revenue and customer deposits—specifically identified by state and by directory.

Other accrued liabilities—apportioned based upon relative expense amounts recorded in cost of revenues and general and administrative expenses for years presented.

Other liabilities—(i) specifically identified based upon the location of the underlying property and (ii) apportioned based upon relative expense amounts recorded in cost of revenues and general and administrative expenses for the years presented.

Statements of operations:

Revenue—(i) specifically identified by state and by directory and (ii) for other revenue that was not state-specific, amounts were apportioned based upon the relative percentage of Qwest Dex’s directory services revenue for the respective periods presented.

Cost of revenue—specifically identified by state and by directory.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bad debt expense—specifically identified based on customer specific information and association with a specific state or directory.

General and administrative expense—apportioned primarily based upon relative cost of revenue.

Depreciation and amortization expense—computed using historical depreciation rates applied to property, plant and equipment balances.

Merger-related expenses—apportioned based upon relative employee-related expense amounts recorded in cost of revenue and general and administrative expenses for the years presented. Contractual settlement accruals were specifically identified and rebranding costs were apportioned based upon relative expense amounts recorded in cost of revenue.

Impairment charges—specifically apportioned based upon the state that the asset was intended to benefit.

Interest income—apportioned based upon relative cash and cash equivalents.

Interest expense—computed using historical interest rates and average apportioned outstanding short-term borrowings balances.

Other expense (income)—apportioned based upon relative EBITDA (for gains and losses on investments) and relative property, plant and equipment balances (for losses on sales of equipment) for the appropriate periods.

Provision for income taxes—specifically determined using the overall effective tax rate considering the states included in Dex West’s stated geographic area for each period.

All significant intercompany amounts and transactions have been eliminated.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) Acquisition of Dex West

The Acquisition (as more fully described in Note 1), was accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations.” The operations of Dex West have been included in the accompanying consolidated financial statements from the September 9, 2003 acquisition date. The determination of the purchase price was based upon arm’s-length negotiations between the buyer and seller, including analysis of expected future cash flows, the ability of the Company to service various levels of debt at then current market interest rates and comparisons to comparable transactions regarding multiples of various operating measures. Although numerous factors affected the final negotiation of the purchase price, the ability of the Predecessor to historically maintain revenue and cash flow over long periods contributed to a valuation reflecting goodwill related to expected future customers and cash flow not acquired in the Acquisition. The purchase price was allocated first to tangible and identifiable intangible assets acquired and liabilities assumed based upon estimates of their fair values, with the resulting excess, based upon the negotiated purchase price, allocated to goodwill as follows (in thousands):

Fair value of the assets acquired and liabilities assumed:

Dex purchase price	$4,290,104
Working capital contribution	30,054
Fees and expenses	179,842

Total purchase price	4,500,000
Estimated fair values of:
Assets acquired:
Tangible	413,595
Identifiable intangible assets	1,977,000
Liabilities assumed	(89,181)

Goodwill	$2,198,586

The purchase price was preliminarily allocated as follows:

Current assets	$270,549
Property and equipment	32,620
Intangible assets	1,977,000
Goodwill	2,198,586
Other assets	110,426

Total assets	4,589,181
Current liabilities	(60,516)
Other liabilities	(28,665)

Total liabilities	(89,181)

Total purchase price	$4,500,000

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The sources of funds for the purchase price are as follows:

Revolving credit facility	$53,000
Tranche A term loan facility	960,000
Tranche B term loan facility	1,200,000
Senior notes	385,000
Senior subordinated notes	780,000
Capital contribution from Owner	1,122,000

Total sources of funds	$4,500,000

(5) Pro forma financial information

The following pro forma financial information summarizes the results of operations of the Company as if the Acquisition (See Note 1(a)) had occurred as of the beginning of the respective period presented. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Acquisition occurred on January 1, 2003 and 2002, and does not purport to represent what the Company’s results of operations might be for any future period.

	Year Ended December 31,
	2003	2002
(In thousands)
Revenue	$917,978	$900,200
Operating expenses:
Cost of revenue	277,998	281,754
General and administrative	120,918	95,723
Depreciation and amortization	257,428	260,217

Total operating expense	656,344	637,694

Operating income	261,634	262,506
Other expense:
Interest expense, net	215,788	215,199
Other expense	—	—

Income before income taxes	45,846	47,307
Provision for income taxes	17,788	18,355

Net income	$28,058	$28,952

Revenue and operating expense for the twelve months following the consummation of the Acquisition of Dex West will be approximately $120.6 million and $31.6 million lower, respectively, than they would have been had the transactions not occurred because the Acquisition was accounted for under the purchase method of accounting. Under the purchase method of accounting, the deferred revenue and deferred directory costs associated with directories that had previously been published were not carried over to the opening balance sheet on the acquisition date. The purchase method of accounting will not affect the Company’s revenue and directory costs in periods subsequent to this twelve-month period. The effects of these purchase accounting adjustments are non-recurring and have no historical or future cash impact, and therefore the effects of these purchase accounting adjustments are not included in the pro forma information above. As a result of purchase accounting

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjustments at September 9, 2003, revenue and expense for the period from September 10 to December 31, 2003, included in the consolidated statement of operations, are $73.8 million and $21.1 million lower, respectively, than they would have been had the Acquisition not occurred.

The nature of the adjustments applied in preparing the pro forma financial information is as follows:

(a) Management fees

Additional general and administrative expense has been included to reflect the pro rata amount of a $2.0 million annual fee to be paid to the Sponsors under management agreements.

(b) Amortization of intangible assets

Additional annual amortization of identifiable intangible assets acquired is included in depreciation and amortization. See Note 7 for the Company’s determination of identifiable intangible assets acquired, underlying useful lives and related amortization periods.

(c) Interest expense

The adjustment to interest expense records interest expense as if the Acquisition had occurred and related debt had been obtained at the beginning of the periods presented and eliminates all historical interest expense. The pro forma adjustment to interest expense reflects an interest rate of 8.5% for the senior notes, an interest rate of 9.875% for the senior subordinated notes, estimated interest expense relating to the Company’s new credit facilities (including the commitment fee on the unused portions of the Company’s new revolving credit facility) and amortization of related debt issuance costs. Amortization of related debt issuance costs was calculated using the effective interest method over the term of the related debt. Interest expense relating to the new credit facilities was based on an assumed weighted average interest rate of approximately 4% and an assumed London Interbank Offered Rate (“LIBOR”) of 1.13%.

Pro forma interest expense related to the debt obligations incurred in connection with the Acquisition were as follows:

	Period from January 1 to September 9, 2003	Year Ended December 31, 2002
(In thousands)
Revolver	$1,436	$2,051
Tranche A term loan	31,144	44,499
Tranche B term loan	38,762	55,315
Senior notes	22,377	33,969
Senior subordinated notes	52,262	79,365

	$145,981	$215,199

In addition, $111.3 million and $143.2 million of historical interest expense, net for periods of the Predecessor from January 1 to September 9, 2003 and for the year ended December 31, 2002, respectively, were eliminated as none of the related debt was assumed.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Income taxes

The estimated tax effect of the pro forma adjustments has been included at the Company’s estimated effective tax rates for the periods presented. The estimated effective rates are based upon the Company’s Federal statutory rate of 35% and its average state income tax rate, net of Federal tax benefit, of 3.9%.

(6) Property, plant and equipment

The following table presents the composition of property, plant and equipment as of December 31, 2003 and 2002 (dollars in thousands):

	Estimated Lives	Company	Predecessor
		December 31, 2003	December 31, 2002
Computers and equipment	3-7 years	$11,729	$90,316
Leasehold improvements	5 years	476	5,542
Capitalized software	18 months-5 years	18,794	31,151
Furniture and fixtures	7 years	1,834	9,190
Construction in progress	N/A	10,175	1,720

Gross property, plant and equipment		43,008	137,919
Less: accumulated depreciation		(4,992)	(114,440)

Net property, plant and equipment		$38,016	$23,479

Included in computers and equipment above are $0.6 million of equipment obtained under capital lease agreements. The following are the future minimum lease payments required under these capital leases (in thousands):

2004	$423
2005	439
2006	245
2007	15
2008	—
Thereafter	—

Total lease obligation	$1,122
Less: interest	(121)
Less: executory costs	(379)

Capital lease obligation	$622

(7) Goodwill and intangible assets

The excess purchase price paid by the Company over its estimates of the fair value of the tangible assets and liabilities of Dex West as of the date of the Acquisition was approximately $4,176 million ($2,199 million of goodwill and $1,977 million of identifiable intangible assets). In order to determine an estimate of the fair value of identifiable intangible assets, the Company utilized an independent specialist to determine the amount at which an asset could be bought or sold between willing parties, other than in a forced liquidation sale. In its

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

analysis, the specialist relied primarily on the market approach, whereby transactions in which similar assets are bought or sold are identified. Identifiable intangible assets, net of amortization totaled $1,901.3 million at December 31, 2003. The gross carrying amount and accumulated amortization of other intangible assets and their estimated useful lives are as follows (dollars in thousands):

Intangible Assets	Gross Carrying Value	Accumulated Amortization	Net Book Value as of December 31, 2003	Life
Customer relationships — local	$890,000	$(56,411)	$833,589	20 years	(1)
Customer relationships — national	252,000	(11,023)	240,977	25 years	(1)
Non-compete/publishing agreements	359,000	(2,860)	356,140	39 years
Dex Trademark	385,000	—	385,000	Indefinite
Qwest Dex Trademark agreement	65,000	(4,834)	60,166	4 years
Advertising agreements	26,000	(572)	25,428	14 years

Totals	$1,977,000	$(75,700)	$1,901,300

(1)	Amortization is calculated using a declining method in relation to estimated retention lives of acquired customers.

The determination of useful lives for customer relationships were made based on historical and expected customer attrition rates. Useful lives for non-compete/publishing agreements, the Qwest Dex Trademark agreement, and advertising agreements are based upon the remaining life of the related agreements.

Amortization expense relating to intangible assets for the period September 10 to December 31, 2003, was $75.7 million. Estimated amortization expense for the next five years and thereafter is (in thousands):

2004	$231,315
2005	192,020
2006	160,455
2007	133,206
2008	99,006
Thereafter	700,298

$1,516,300

(8) Short-term borrowings (Predecessor)

In September 2002, Qwest Dex issued $750.0 million in debt with a two-year maturity. The loan consisted of a fixed interest rate component, at a rate of 14% per annum, and a floating interest rate component, at a rate of London Interbank Offered Rates (LIBOR) plus 11.50%. The loan was guaranteed by Qwest Dex Holdings, Inc. and Qwest Services Corporation (“QSC”), and the obligations were secured by a first priority pledge of the stock of Qwest Dex Holdings, Inc. and Qwest Dex, Inc., a first priority pledge of certain assets of Qwest Dex, Inc. and a second priority pledge of the stock of Qwest LEC. In addition, Qwest granted a secondary priority pledge in the stock of Qwest Dex Holdings, Inc. and Qwest Dex, Inc. and certain assets of Qwest Dex, Inc. to its banks in connection with an amendment of its credit facility. In August 2003, the entire $750.0 million debt balance was paid using proceeds from a $750.0 million affiliate loan from Qwest, which was due on demand and had an

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest rate of 7.5% per annum. This transaction resulted in the accelerated amortization of the debt issuance costs of $46.2 million, which was recorded as interest expense during the period from January 1 to September 9, 2003. The Predecessor paid interest of $67.4 million, $150.5 million and $165.7 million for the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001, respectively.

Qwest Dex had a line of credit borrowing arrangement with QCF, an affiliate of Qwest, under which Qwest Dex could borrow up to approximately $4.3 billion at an annual interest rate of 7.5%. In November 2002 following the sale of Dex East, Qwest Dex repaid all amounts outstanding under the QCF line of credit.

During 2003, Qwest Dex drew against the QCF line of credit to fund a 2003 estimated income tax payment of $13.6 million to QC, an affiliate of Qwest, and the repayment of $750.0 million in short-term borrowings. The short-term borrowings from affiliate balance of $750.0 million with accrued interest of $1.3 million was repaid upon the sale of Dex West on September 9, 2003.

(9) Long-term debt

Long-term debt is comprised of the following (in thousands, in descending order of right of payment):

December 31, 2003
Notes payable to banks, Tranche A Term Loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 2.75% (weighted average of 3.93% at December 31, 2003), interest payable at various intervals based on interest rate periods, and principal payable quarterly beginning on December 31, 2004, maturing in September 2009. The notes are secured by substantially all of the Company’s assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	$905,778
Notes payable to banks, Tranche B Term Loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 2.75% (weighted average of 3.93% at December 31, 2003), interest payable at various intervals based on interest rate periods, and principal payable quarterly beginning on June 30, 2005, maturing in March 2010. The notes are secured by substantially all of the Company’s assets. Due to the repricing characteristics of the debt, the carrying amount of the debt approximates fair value	1,132,222
Unsecured senior notes, bearing interest at 8.5%, interest payable semi-annually (February and August), principal due in August 2010. At December 31, 2003 the fair value of the notes was approximately $428.8 million	385,000
Unsecured senior subordinated notes, bearing interest at 9.875%, interest payable semi-annually (February and August), principal due in August 2013. At December 31, 2003, the fair value of the notes was approximately $906.8 million	780,000

3,203,000
Less: current portion of long-term debt	(20,178)

$3,182,822

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003 aggregate amounts of required principal payments on long-term debt are as follows (in thousands):

2004	$20,178
2005	155,382
2006	203,176
2007	241,576
2008	264,376
Thereafter	2,318,312

$3,203,000

In connection with the Acquisition, the Company entered into a syndicated credit facility consisting of (i) a $100.0 million six year revolving credit facility, (ii) a $960.0 million six year term loan (Tranche A), and (iii) a $1,200.0 million six and a half year term loan (Tranche B). The entire proceeds from the Tranche A and Tranche B term loans along with $53.0 million from the revolving credit facility were used to finance the Acquisition. During the period from September 10 to December 31, 2003 the Company repaid $54.2 million, $67.8 million and $53.0 million on the Tranche A term loan and Tranche B term loan and the revolving credit facility, respectively.

Interest rate periods under the bank facility can, at the option of the Company, be for various maturities, ranging from overnight up to six months, and are subject to interest rate options. Interest rate periods greater than three months require quarterly cash interest payments. The interest rate options allow the Company to choose, each time floating interest rates are reset, a LIBOR-based rate or an Alternative Base Rate (“ABR”) which shall be the higher of the prime rate or Federal Funds rate plus 50 basis points. The current applicable interest rate spreads added to LIBOR-based borrowings are 2.75% for Tranche A and Tranche B term loans. The current spreads on ABR borrowings are 1.75% for Tranche A and Tranche B term loans. The Company is required to pay an annual revolving facility commitment fee of 0.5%, payable quarterly, on the unused portion of the revolving credit facility. The Company expects to use the facility for general corporate purposes. As of December 31, 2003, there were no borrowings under the revolving credit facility. The interest rates on the Tranche A term loan and Tranche B term loan, along with the annual commitment fee related to the revolving facility may be reduced depending on certain Company financial ratios. The Company paid interest and fees on the bank facility, senior notes and senior subordinated notes of $14.3 million for the period from September 10 to December 31, 2003.

The obligations under the Company’s revolving credit facility and term loan facilities are guaranteed jointly and severally by Dex Media West, Inc. and Dex Media West Finance Co. (“Credit Guarantors”). The Company and these entities are all under the common control of Dex Media. The Credit Guarantors shall be responsible for repaying these obligations in the event that the Company fails to perform under these facilities.

Also in connection with the Acquisition, the Company and Dex Media West Finance Co. (“Co-Issuer”) issued $1,165.0 million of senior notes and senior subordinated notes. As of December 31, 2003, the Co-Issuer had no independent assets or operations.

The credit agreement related to the Company’s revolving credit facility and term loan facilities and the indentures related to the Company’s senior notes and senior subordinated notes contain various provisions that limit additional borrowings, capital expenditures, dividend payments and require the maintenance of certain financial covenants. As of December 31, 2003, the Company was in compliance with these covenants.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The note issuers have entered into registration rights agreements with the initial purchasers of the Company’s senior notes and senior subordinated notes. In those agreements, the Company and the Co-Issuer agreed to use all commercially reasonable efforts to file with the Securities and Exchange Commission (“SEC”) and cause to become effective a registration statement relating to an offer to exchange the Company’s senior notes and senior subordinated notes for an issue of SEC-registered notes with terms identical to the Company’s senior notes and senior subordinated notes. If the registration statement is not effective on or before the date that is 270 days after September 9, 2003, the annual interest rate on the Company’s senior notes and senior subordinated notes will be increased by a maximum of 1.0% per annum until the registration statement is effective.

Separate financial statements for Dex Media West Finance Co., the only subsidiary of the Company are not provided because the subsidiary has no independent assets or operations from the Company. Dex Media West Finance Co. is a 100%-owned finance operating subsidiary of the Company. The co-issuance of Dex Media West Finance Co. create obligations that are full, unconditional, and joint and severable.

(10) Owner equity

(a) Owner contributions and distributions

As more fully described in Note 4, the Company’s indirect parent, Dex Media, contributed $1,122.0 million to owner interest in connection with the Acquisition. Also in connection with the Acquisition, the Company made distributions of $5.6 million and $18.0 million to its parent related to Dex Media East’s acquisition of employee liabilities and settlement of accrued commitment fees, respectively. In November 2003, the Company declared a distribution to its parent of $11.8 million of which $9.7 million was paid prior to December 31, 2003. The remainder was paid in January 2004.

(b) Stock options

Company. On November 8, 2002, Dex Media adopted the Stock Option Plan of Dex Media, Inc. (the “Plan”) that permits the grant of nonqualified and incentive stock options to its employees, consultants and independent directors or those of its wholly-owned subsidiaries. As of December 31, 2003 and 2002, the maximum number of shares of common stock available for grant was 6,230,000 and 2,345,910, respectively. The Compensation Committee of Dex Media determines the exercise price for each option. However, all outstanding stock options have an exercise price that was equal to the fair market value of the common stock on the date the stock option was granted and all outstanding options have a term of ten years. Outstanding options vest in two segments. Subject to the optionee’s continued employment with the Company (1) 25% of the options granted will vest in equal annual installments of 5% each on each December 31 beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after; and (2) 75% of the options granted will vest on the eighth anniversary of the grant date; however, an installment equal to 15% of the options granted shall become vested following each of the fiscal years beginning the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after if certain EBITDA targets are met with respect to each year.

On November 3, 2003, Dex Media declared a distribution to its parent of $750.2 million which was paid on November 10, 2003. As a result of the distribution and as provided under the Plan, Dex Media adjusted the exercise price of all outstanding options to $6.00, effective November 10, 2003. As the aggregate intrinsic value of the awards immediately after the change in exercise price was not greater than the aggregate intrinsic value of the awards immediately prior to the change in exercise price, and as the ratio of the exercise price per share to the

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market price per share was not reduced, the adjustment to the exercise price of the options did not result in any accounting recognition in the Company’s consolidated statements of operations, in accordance with APB Opinion No. 25 and FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation.” The effect of this change will be included in the SFAS 123 pro forma calculation in the first quarter of 2004.

On January 28, 2004, Dex Media declared another distribution to its parent of $250.5 million which was paid on February 17, 2004. As a result of the distribution and as allowed under the Plan, Dex Media adjusted the exercise price of outstanding options to $4.64 and increased the number of outstanding options by 9.3587%, effective March 3, 2004. As the aggregate intrinsic value of the awards immediately after the change in exercise price was not greater than the aggregate intrinsic value of the awards immediately prior to the change in exercise price, and as the ratio of the exercise price per share to the market price per share was not reduced, the adjustment to the exercise price of the options did not result in any accounting recognition in the Company’s consolidated statements of operations, in accordance with APB Opinion No. 25 and FIN 44. The effect of this change will be included in the SFAS 123 pro forma calculation in the first quarter of 2004.

Summarized below is information regarding options outstanding under the Plan at December 31, 2003:

2003
Options outstanding	4,564,320
Options exercisable	871,810
Weighted average exercise price	$6.00
Weighted average remaining contractual life (years)	9.34

Had Dex Media accounted for employee stock options grants under the fair value method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation cost would have been allocated to the Company as described in Note 14. The pro forma results of the Company for the period from September 10 to December 31, 2003 would have been as follows (in thousands):

Period from September 10 to December 31, 2003
Net Loss
As reported	$(27,808)
Pro forma	(27,898)

Following are the weighted average assumptions used to estimate the fair value of options granted under the Plan during 2003.

2003
Risk-free interest rate	3.19%
Expected dividend yield	0%
Expected option life (years)	5.0
Expected stock price volatility	0%
Grant date fair value	$8.84
Options granted	3,112,750

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Predecessor. Employees of the Predecessor participated in the Qwest employee stock incentive plans. The Qwest stock incentive plans were accounted for using the intrinsic value method of APB Opinion No. 25 under which no compensation expense is recognized for options granted to employees when the strike price of those options equals or exceeds the value of the underlying security on the measurement date. Generally, options granted to current Dex Media West employees under this plan expired 90 days after the Acquisition.

Summarized below is information regarding the Plan as it relates to the employees of the Predecessor.

	Number of Shares	Weighted Average Exercise Price
Options outstanding January 1, 2001	1,401,713	$36.96
Options
Granted	333,690	23.23
Exercised	(67,924)	28.18
Options exchanged	(186,426)	43.69
Canceled or forfeited	(161,801)	43.71

Options outstanding December 31, 2001	1,319,252	32.15
Options
Granted	537,853	3.18
Exercised	(87)	11.82
Canceled or forfeited	(33,856)	39.84

Options outstanding December 31, 2002	1,823,162	23.47
Options
Granted	9,000	3.44
Exercised	—	—
Canceled or forfeited	(70,188)	10.79

Options outstanding September 9, 2003	1,761,974	$24.02

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 9, 2003	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at September 9, 2003	Weighted Average Exercise Price
$ 0.01—$10.00	490,203	1.2	$2.93	121,382	$2.94
$10.01—$20.00	244,059	3.6	16.09	112,035	15.52
$20.01—$30.00	221,369	4.5	27.60	187,099	28.20
$30.01—$40.00	583,934	3.7	36.80	445,334	36.01
$40.01—$50.00	222,236	3.5	42.11	210,876	41.75
$50.01—$60.00	173	3.2	52.62	173	52.62

Total	1,761,974	3.1	$24.02	1,076,899	$29.92

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the Predecessor accounted for Qwest employee stock option grants under the fair value method prescribed by SFAS No. 123, the pro forma net income of Dex West for the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001 would have been as follows (in thousands):

	Period from January 1 to September 9, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net Income
As reported	$151,752	$227,343	$206,277
Pro forma	150,865	225,973	205,007

Following are the weighted average assumptions used to estimate the fair value of stock options granted to the Predecessor employees during the period from January 1 through September 9, 2003 and the years ended December 31, 2002 and 2001.

	Period from January 1 to September 9, 2003	Year Ended 2002	Year Ended 2001
Risk-free interest rate	3.2%	4.0%	4.2%
Expected dividend yield	0.0%	0.0%	0.1%
Expected option life (years)	6.4	7.6	5.5
Expected stock price volatility	73.6%	51.7%	64.0%
Grant date fair value	$2.35	$1.79	$15.58

Approximately 45.0 million options for Qwest common stock were available for grant at September 9, 2003. No specific amounts have been reserved for Qwest Dex employees. As a result of Qwest’s failure to file its June 30 and September 30, 2002, and its March 21, 2003 Quarterly Reports on Form 10-Q, and its annual report on Form 10-K for the year ended December 31, 2002, Qwest suspended the rights of employees to exercise stock options granted under its stock option plans. These filings were made by Qwest subsequent to September 9, 2003.

(c) Capitalization (Predecessor)

Qwest Dex Holdings, Inc. has one no par value share authorized, issued and outstanding, which is held by QSC, a subsidiary of Qwest. There were no authorized, issued or outstanding shares of stock of Dex West.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11) Income taxes

Company. The composition of the income tax benefit follows (in thousands):

Period from September 10 to December 31, 2003
Federal:
Current	$—
Deferred	(14,931)

Total Federal	(14,931)

State and Local:
Current	—
Deferred	(2,723)

Total State and Local	(2,723)

Total income tax benefit	$(17,654)

The effective tax rate differs from the statutory tax rate as follows:

Period from September 10 to December 31, 2003
Federal statutory rate	35.0%
State income taxes, net of Federal tax benefit	3.9
Other	(0.1)

Effective tax rate	38.8%

The Acquisition (as more fully described in Note 1) was considered to be a taxable asset acquisition for income tax purposes. As a result, the Company recorded the tax basis of all acquired assets at their fair market value at the date of acquisition. In addition, the Company acquired several intangible assets for tax purposes that will be amortized on a straight-line basis over a 15-year period beginning with the date of acquisition.

Dex Media West will be included in the consolidated federal income tax return and combined or consolidated state income tax returns (where permitted) for Dex Media, the Company’s indirect parent. Although Dex Media West is a single member limited liability company and is disregarded as a taxable entity for income tax purposes, the Company calculates income taxes as if it filed a tax return on an individual basis. For the period from September 10 to December 31, 2003, the Company generated a loss for tax purposes of approximately $46.8 million. Because this period is considered to be a short-period for income tax purposes, certain items included in the computation of the tax loss were adjusted to reflect limitations imposed by existing tax law associated with short-period income tax returns. The net operating loss for this period will expire in the year 2023. No valuation allowance has been provided for the net operating loss as it is more likely than not that the net operating loss carryover will be utilized before the end of the expiration period. This presumption is based upon the book and taxable income expected to be generated by the Company over the next several years. No payments for income taxes were made for the period from September 10 to December 31, 2003.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Predecessor. The composition of the Predecessor income tax provision follows (in thousands):

	Period from January 1 to September 9, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Federal:
Current	$83,071	$109,164	$97,997
Deferred	(1,461)	13,020	13,000

Total Federal	81,610	122,184	110,997
State and Local:
Current	9,940	13,020	9,782
Deferred	(109)	3,004	2,934

Total State and Local	9,831	16,024	12,716

Total income tax provision	$91,441	$138,208	$123,713

The Predecessor effective tax rate differs from the statutory tax rate as follows:

	Period from January 1 to September 9, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.6	2.6	2.6
Other	—	0.2	(0.1)

Effective tax rate	37.6%	37.8%	37.5%

The Predecessor accounted for income taxes as if it were a separate taxpayer. However, the Predecessor was included in the Qwest federal consolidated income tax return and combined state income tax returns. As a result of Predecessor’s inclusion in the Qwest returns, it was expected that there would be no cash obligation associated with its taxable income due to the utilization of losses from other Qwest affiliates. The Predecessor and its parent did not have a formal tax-sharing arrangement and there was no provision to settle intercompany tax related receivables and payables. Consequently, for financial reporting purposes, the Predecessor reflected in its statements of changes in owner’s deficit, contributions and distributions in lieu of recording receivables and payables for current income taxes. The contributions and distributions are reflected as non-cash charges/(credits) to operations in the statements of cash flows.

Qwest Dex made net payments of income taxes to third parties and QSC of which $13.6 million for the period from January 1 to September 9, 2003 was apportioned to Dex West. Qwest Dex made no payments of income tax to third parties and QSC in the years ended December 31, 2002 and 2001, respectively.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax assets and liabilities are as follows (in thousands):

	Company	Predecessor
	December 31, 2003	December 31, 2002
Current:
Deferred revenue currently taxable	$3,876	$21,014
Expenses not currently deductible	—	(2,573)

Net current deferred tax assets	$3,876	$18,441

Noncurrent:
Post-employment benefits, including pension	$778	$7,002
Amortization of goodwill and other intangibles	(6,212)	—
Net operating loss carryforward	18,203	—
Depreciation	788	(9,394)
Investment write-offs not presently deductible	—	3,108
Other	221	(4,727)

Net noncurrent deferred tax assets (liabilities)	$13,778	$(4,011)

Management of Qwest Dex, Dex West and Dex Media West believe that it is more likely than not that all net deferred tax assets will be realized. Therefore, valuation allowances have not been provided.

(12) Employee benefit plans

(a) Pension and other post-retirement benefits

(i) General description

Company. Effective November 8, 2002, Dex Media adopted a pension plan and effective December 1, 2002, Dex Media adopted an other post-retirement benefit plan providing retiree healthcare (together, the “Dex Media Plans”) with features similar to the Qwest plans described below. All individuals who became employees of Dex Media in connection with the Acquisition and who previously participated in the Qwest plans now participate in the Dex Media Plans. Employees of Qwest Dex who retired prior to the date of the Acquisition became retirees of Qwest and as such receive benefits under the Qwest Plans. Dex Media has filed for a determination letter with the IRS for its pension plan. The actuarially determined liabilities of $192.1 million for the Qwest pension plan and $51.5 million for the Qwest other post-retirement benefit plan attributable to individuals that became employees of Dex Media East and Dex Media West as of the dates of acquisition (November 8, 2002 and September 9, 2003, respectively) were assumed by the Dex Media Plans. During 2003, pension trust assets from the Qwest pension trust totaling $192.3 million were transferred to the Dex Media pension trust.

Pension costs and other post-retirement costs are recognized over the periods in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Dex Media’s funding policy is to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required for Dex Media for 2003 and 2002. The other post-retirement benefit plan is pay-as-you go and is funded out of Dex Media’s operating cash as the costs are incurred. No other post-retirement benefit funding was required for Dex Media for 2003 and 2002.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 9, 2003, Dex West employees became employees of Dex Media East. As such, all employee-related liabilities, including pension and other post-retirement obligations, are included in Dex Media East’s reported liabilities. The Company records an affiliate payable to Dex Media East for the portion of the liability associated with the Dex Media East employees who provide services to Dex Media West. Under the Shared Services and Employees Agreement dated September 9, 2003, costs related to Dex Media East employees providing services entirely for Dex Media West are allocated 100% to Dex Media West. Shared employee costs are allocated and charged to Dex Media West based upon Dex Media West’s proportional share of consolidated Dex Media revenue. Effective January 1, 2004, all employees of Dex Media East were transferred to Dex Media Service LLC.

Predecessor. Qwest Dex employees participated in the Qwest pension, other post-retirement and other post-employment benefit plans. The amounts contributed by Qwest Dex to these plans were not segregated or restricted to pay amounts due to Qwest Dex employees and could be used to provide benefits to other employees of Qwest or its affiliates. The cost of pension and post-retirement health care and life insurance benefits and required contributions were apportioned to Qwest Dex based upon demographic information provided by the plan administrator.

The noncontributory defined benefit pension plan included substantially all management and occupational (union) employees. Post-retirement healthcare and life insurance plans provided medical, dental, and life insurance benefits for certain retirees. Qwest also provided post-employment benefits to certain former employees.

Pension credits and other post-retirement costs are recognized over the period in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Qwest’s funding policy is to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required for Qwest or Qwest Dex in 2001, 2002, or 2003 through September 9, 2003 and neither Qwest nor Qwest Dex made any contributions to the other post-retirement benefit plan in 2001, 2002, or 2003 through September 9, 2003.

Dex West was apportioned pension credits for the period from January 1 to September 9, 2003, and for the years ended December 31, 2002 and 2001, of $2.0 million, $3.6 million and $7.9 million, respectively. Dex West’s apportioned post-retirement benefit costs/credits were $7.1 million for 2003, $2.7 million for 2002 and a credit of $0.4 million for 2001. These amounts represent Dex West’s apportioned share of the pension credits and post-retirement benefit costs/credits of Qwest, based on employee demographic information.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii) Obligations and funded status (in thousands)

	Period from September 10 to December 31, 2003
	Pension Benefit	Post-Retirement Benefits
Change in benefit obligation
Projected benefit obligation at beginning of period	$—	$—
Service cost	1,618	314
Interest cost	2,051	565
Amendments	(1,035)	(2,067)
Actuarial loss	3,589	1,851
Benefits paid	(3,902)	(9)
Benefit obligation relating to Dex West employees	104,797	28,163

Projected benefit obligation at end of period	$107,118	$28,817

Change in plan assets
Fair value of plan assets at beginning of period	$—	$—
Actual return on plan assets	4,841	—
Employer contribution	—	9
Benefits paid	(3,902)	(9)
Assets received from prior plan for Dex West employees	100,884	—

Fair value of plan assets at end of period	$101,823	$—

Funded status	$(5,295)	$(28,817)
Unrecognized net actuarial (gain) loss	(983)	2,678
Unrecognized prior service cost	(1,035)	(2,067)

Total accrued liabilities	$(7,313)	$(28,206)

The accumulated benefit obligation for the defined benefit pension plan was $89.7 million at December 31, 2003.

(iii) Components of net periodic benefit cost (in thousands)

	Period from September 10 to December 31, 2003
	Pension Benefit	Post-Retirement Benefits
Service Cost	$1,618	$314
Interest Cost	2,051	565
Expected return on plan assets	(2,436)	—

Net periodic benefit cost	$1,233	$879

To compute its expected return on plan assets, Dex Media applies its expected rate of return to the market-related value of the pension plan assets. In computing the market-related asset value, companies may elect to amortize the difference between the actual return on plan assets and the expected return on plan assets over a period of time, not to exceed five years. In accordance with SFAS No. 87, “Employers’ Accounting for

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pensions,” Dex Media elected to amortize actual returns on its plan assets falling outside a defined corridor over a five year period. Any actual returns falling within the corridor are recognized currently. Dex Media defined the corridor as a range that is 50% higher and 50% lower than the expected return on plan assets. For the year ending December 31, 2003, the corridor is defined as the range from 4% to 12%, based upon its expected return of 8%.

(iv) Assumptions

The actuarial assumptions used to compute the pension and other post-retirement net periodic benefit costs are based upon information available as of September 10, 2003, are as follows:

	Period from September 10 to December 31, 2003
	Pension Benefits	Post-Retirement Benefits
Weighted average discount rate	6.50%	6.50%
Weighted average rate of compensation increase	4.65%	N/A
Expected long-term rate of return on plan assets	8.00%	N/A
Initial healthcare cost trend rate	N/A	10.00%
Ultimate healthcare cost trend rate	N/A	5.00%
Year ultimate trend rate is reached	N/A	2013

The actuarial assumptions used to compute the projected benefit obligation for the plans are based upon information available as of December 31, 2003, are as follows:

	Period from September 10 to December 31, 2003
	Pension Benefits	Post-Retirement Benefits
Weighted average discount rate	6.25%	6.25%
Weighted average rate of compensation increase	4.00%	N/A
Initial healthcare cost trend rate	N/A	10.00%
Ultimate healthcare cost trend rate	N/A	5.00%
Year ultimate trend rate is reached	N/A	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement benefit plan. A one-percent change in the assumed healthcare cost trend rate would have had the following effects at December 31, 2003:

	Period from September 10 to December 31, 2003 One Percent Change
	Increase	Decrease
Effect on the aggregate of the service and interest cost components of net periodic post-retirement benefit cost (statement of operations)	$52	$(42)
Effect on accumulated post-retirement benefit obligation (balance sheet)	$984	$(859)

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v) Plan assets

Dex Media’s pension plan weighted-average asset allocations at December 31, 2003, by asset category, are as follows:

	Plan Assets at December 31, 2003	Asset Allocation Target
Asset Category
Equity Securities	57%	60%
Debt Securities	29%	35%
Real Estate	5%	5%
Cash	9%	0%

Total	100%	100%

The plan’s assets are invested in accordance with investment practices that emphasize long-term investment fundamentals. The plan’s investment objective is to achieve a positive rate of return over the long-term from capital appreciation and a growing stream of current income that would significantly contribute to meeting the plan’s current and future obligations. These objectives can be obtained through a well-diversified portfolio structure in a manner consistent with plan’s investment policy statement.

The plan’s assets are invested in marketable equity and fixed income securities managed by professional investment managers. The plan’s assets are to be broadly diversified by asset class, investment style, number of issues, issue type and other factors consistent with the investment objectives outlined in the plan’s investment policy statement. The plan’s assets are to be invested with prudent levels of risk and with the expectation that long-term returns will maintain and contribute to increasing purchasing power of the plan’s assets, net of all disbursements, over the long-term.

The plan’s assets in separately managed accounts may not be used for the following purposes: short sales, purchases of letter stock, private placements, leveraged transactions, commodities transactions, option strategies, investments in some limited partnerships, investments by the managers in their own securities, their affiliates or subsidiaries, investment in futures, use of margin or investments in any derivative not explicitly permitted in the plan’s investment policy statement.

In 2003, Dex Media assumed an expected long-term rate of return of 8% in computing its net periodic pension cost. The basis used for determining this rate was the historical capital market returns for an asset mix similar to the Pension Plan’s 65% equity and 35% fixed income. Dex Media did not begin to manage the trust assets until November 1, 2003, when Qwest transferred assets from its pension trust to the Dex Media pension trust. From January 1, 2003 until the date of transfer, Qwest Asset Management Company managed the Dex Media pension assets as provided for in the Purchase Agreement. In determining the 2004 expected long-term rate of return, Dex Media made adjustments to the historical return based on the expectation that there is opportunity for active management of the trust’s investments to add value over the long term. This expectation was supported by calculating historical returns for the eight investment managers who were selected to actively manage the trust’s assets. As a result, Dex Media will be assuming an expected long-term rate of return of 9% in 2004.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(vi) Cash flows

Dex Media does not expect to make any contributions to its pension plan in 2004.

(vii) New matters

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”) was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As provided by FASB Staff Position No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” Dex Media has elected to defer recognizing the effects of the Medicare Act on its post-retirement benefit plan. Therefore, any measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost in the financial statements and accompanying notes do not give effect to the Medicare Act. Specific authoritative guidance on the accounting for the effects of the Medicare Act is pending and that guidance, when issued, could require Dex Media to change previously reported information.

Effective February 1, 2004, Dex Media’s pension plan was amended to eliminate the death benefit previously provided to certain management employees. This amendment resulted in a reduction of the Company’s projected benefit obligation of $1.0 million.

Effective January 1, 2004, several changes were made to the Company’s retiree health care plan for management and Communications Workers of America (“CWA”) retirees resulting in approximately $0.6 million in annual expense savings and a reduction in the projected benefit obligation of $2.1 million. The changes are as follows: (1) elimination of Company-provided post-65 medical coverage for management retirees, (2) elimination of Medicare Part B reimbursement for management retirees, (3) implementation of pre-65 retiree medical plan for all management employees with associated employee contributions, (4) change in dental coverage to a voluntary retiree-paid plan for management and CWA retirees and (5) a reduction in the life insurance benefit for management and CWA retirees.

(b) 401(k) plan

Company. Effective November 1, 2002 Dex Media adopted a defined contribution benefit plan covering substantially all management and occupational employees of Dex Media. Under this plan, employees may contribute a percentage of their annual compensation to the plan up to a maximum percentage identified in the plan. The annual pre-tax dollar contribution of the employees is limited to the maximum amount determined by the Internal Revenue Service. Employees who previously participated in the Qwest Savings & Investment Plan (“QSIP”) described below were given the option of leaving their balance in that plan, moving their balance to the Dex Media plan, or moving their balance to another qualified plan. Those employees who chose to participate in the Dex Media plan were credited with previous service for eligibility and vesting purposes in the new plan. Rollover contributions in 2002 and 2003 from QSIP to the Dex Media, Inc. Employee Savings Plan totaled $43.0 million.

Dex Media matches a percentage of employee contributions, and those matching contributions as recorded by the Company in the statement of operations were $1.1 million for the Successor Period. Effective January 1, 2004, Dex Media increased the matching formula for all management employees participating in its defined contribution plan from 100% on the first 3% of employee contributions to 100% on the first 4% of employee contributions and 50% on the next 2% of employee contributions.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Predecessor. Qwest sponsored a defined contribution benefit plan covering substantially all management and occupational employees, including employees of Qwest Dex. Under the plan, employees could contribute a percentage of their annual compensation to the Plan up to a maximum percentage identified in the plan. The annual pre-tax dollar contribution by the employees is limited to the maximum amount determined by the Internal Revenue Service. Qwest Dex was apportioned its share of matching contributions and recorded expense of $1.7 million, $2.5 million and $2.7 million for the period from January 1 to September 9, 2003, and the years ended December 31, 2002 and 2001, respectively. Those matching contributions were invested in Qwest common stock.

(c) Employee stock purchase plan

Company. As of December 31, 2003, Dex Media did not sponsor an employee stock purchase plan.

Predecessor. Qwest has an Employee Stock Purchase Plan (“ESPP”) in which Qwest Dex employees were permitted to participate. Qwest is authorized to issue approximately seven million shares of Qwest common stock to eligible employees. Under the terms of the ESPP, eligible employees may authorize payroll deductions of up to 15% of their base compensation, as defined, to purchase Qwest common stock at a price of 85% of the fair market value of the Qwest common stock on the last trading day of the month in which the Qwest common stock is purchased. Effective January 1, 2002, Qwest merged the Qwest plan into the US WEST, INC. plan which was renamed the Qwest Savings & Investment Plan (“QSIP”). As a result of Qwest’s failure to file its June 30 and September 30, 2002 quarterly reports on Form 10-Q, Qwest suspended the investment of employee contributions in its common stock. These filings were made subsequent to September 9, 2003.

(13) Commitments and contingencies

(a) Lease commitments

The Company has entered into operating leases for office facilities and equipment with terms ranging up to 15 years. Minimum future lease payments for the operating leases associated with the properties used by the Company as of December 31, 2003, are as follows (in thousands):

2004	$7,904
2005	6,563
2006	4,732
2007	2,636
2008	1,259
Thereafter	1,109

$24,203

The Company recorded rent expense under operating leases of $3.1 million for the period from September 10 to December 31, 2003. The Predecessor recorded rent expense under operating leases of $6.5 million, $8.5 million and $11.0 million for the period from January 1 to September 9, 2003, and the years ended December 31, 2002 and 2001, respectively. For the periods prior to September 9, 2003 rent expense was specifically identified to Dex West based upon the actual rent on properties Qwest Dex leased in the Dex West States.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Litigation

The Company is involved, from time to time, in litigation arising in the normal course of business. The outcome of this litigation is not expected to have a material adverse impact on the Company.

(c) Collective bargaining agreements

As of December 31, 2003, 47% of the Dex Media East employees providing services to the Company were members of the CWA. The collective bargaining agreement covering their employment expired in October 2003. In October 2003, Dex Media reached a three-year agreement with the CWA for a new collective bargaining agreement which was ratified by its member employees in December 2003. In January 2003, Dex Media extended its collective bargaining agreement with the International Brotherhood of Electrical Workers (“IBEW”) Union until May 5, 2006. As of December 31, 2003, 18% of the Dex Media East employees providing services to the Company were members of the IBEW.

(d) Amdocs agreement

During February 2003, Dex Media entered into a five year agreement with Amdocs, Inc. (“Amdocs”) for the complete modernization of the Company’s and Dex Media East’s core production platform. Upon the consummation of the Dex West Acquisition, Dex Media’s obligation under the agreement totaled approximately $108.0 million. This project is designed to upgrade Dex Media’s existing software system to enhance its functionality. The Company will be allocated its proportional share of these charges in accordance with its Shared Services and Employment Agreement as the charges are incurred over the five year period. In the event that the Company is unable to meet its obligation, Dex Media East is required to assume the obligation for charges incurred, and in the event Dex Media East is unable to meet its obligation under the agreement, the Company may be required to assume the portion of the obligation currently attributable to Dex Media West. As of December 31, 2003, Dex Media East and the Company have paid $11.9 million and $3.1 million, respectively, under this agreement.

(14) Transactions with Dex Media East

(a) Shared Services

As also described in Note 12, upon consummation of the Acquisition, all former Qwest employees who transferred to Dex Media became employees of Dex Media East. Under the Shared Services and Employees Agreement dated September 9, 2003, costs related to Dex Media East employees providing services entirely for the Company are allocated 100% to the Company. Shared employee costs are allocated and charged to the Company based upon the Company’s proportional share of consolidated Dex Media revenue. The Company records an affiliate payable to Dex Media East for the employee-related charges allocated to it. All cash related affiliate balances are settled at least monthly.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Due from (to) Dex Media East

As of December 31, 2003, amounts due to Dex Media East in the accompanying consolidated financial statements include the following (in thousands):

Current
Amounts due to Dex Media East, net	$16,875
Amounts due to Dex Media East related to employee compensation	11,679

28,554
Long-term
Amounts due to Dex Media East related to post-retirement obligations	35,519

Total due to Dex Media East	$64,073

As of December 31, 2002, amounts due from Dex Media East amounted to $18.0 million and amounts due to Dex Media East amounted to $2.4 million and are included in the accounts receivable and accounts payable balances in the accompanying consolidated financial statements.

(15) Transactions with Qwest and its affiliates

(a) Services provided by Qwest and its affiliates

Shared Services—Historically, the Predecessor reimbursed Qwest for services it and its affiliates provided to the Predecessor based upon either (1) tariffed or negotiated contract rates, (2) market prices or (3) fully distributed costs. Fully distributed costs include costs associated with employees of Qwest or Qwest affiliates that are entirely dedicated to functions within Qwest Dex, many of whom became employees of Dex Media East and have been made available to Dex Media East and Dex Media West. Such fully distributed employee costs were paid by Qwest Dex through shared payroll and benefit systems as incurred. Other affiliate service costs were paid by Qwest Dex based upon presentation of periodic billings from Qwest or affiliates of Qwest. The allocation methodologies are consistent with the guidelines established for Qwest reporting to federal and state regulatory bodies. The historical costs for services provided to the Predecessor by Qwest affiliates were considered affiliate transactions.

After the acquisition of Dex West, Qwest and Qwest LEC continued to provide certain services that they have historically provided to the Predecessor, including support services relating to information technology, data access services and payroll services, pursuant to a transition services agreement. Services provided by Qwest and its affiliates subsequent to the Acquisition are considered shared services with a third party. As of December 31, 2003, the Company terminated and replaced the transition services agreement with Qwest and Qwest LEC with services provided internally, or through arrangements with third parties.

Billing and Collection—As discussed in Note 3(i) above, the Company has a billing and collection agreement with Qwest LEC under which revenue and related receivables are billed and collected by Qwest LEC on behalf of the Company for customers common between Dex Media West and Qwest LEC within the Dex West States. The amounts paid to Qwest LEC are based on tariffed or contractually negotiated rates, as applicable, for these billing and collection services. This agreement will be in effect until November 7, 2004, although Qwest LEC will provide transitional billing services for transactions billed through the system as of the date of termination or expiration of this agreement for an interim period not to exceed 12 months.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Telephony and Data Services—Telephony and data services are provided to the Company by Qwest LEC, primarily at tariffed or negotiated contract rates, based upon a master services agreement in effect until November 8, 2017.

Customer Lists—Pursuant to a listing services agreement between the Company and Qwest LEC, the Company acquires a listing of all business and residential customers annually from Qwest LEC. The amount charged to the Company is consistent with the prevailing third party market prices charged by Qwest LEC to nonaffiliated purchasers of these same customer lists.

Included in the Company’s consolidated statement of operations for the period September 10 to December 31, 2003 are the following shared services (in thousands):

Period from September 10 to December 31, 2003
Cost of revenue	$133
General and administrative	2,979

Total	$3,112

Predecessor. Included in the Predecessor’s combined statements of operations for the period from January 1 to September 9, 2003 and for the years ended December 31, 2002 and 2001 are the following affiliate transactions (in thousands):

	Period from January 1 to September 9, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Cost of revenue	$3,478	$14,022	$14,401
General and administrative	26,545	47,789	32,259

Total	$30,023	$61,811	$46,660

(b) Services provided to Qwest and its affiliates

Rates historically charged for advertising services provided by the Predecessor to Qwest and its affiliates were determined based upon prevailing third party market prices. The Predecessor provided advertising services to Qwest and its affiliates of $6.4 million, $9.4 million and $7.9 million during the period from January 1 to September 9, 2003 and the years ended December 31, 2002 and 2001, respectively.

As part of the Advertising Agreement dated September 9, 2003, Qwest agreed to purchase from Dex Media East and the Company, under a take-or-pay arrangement, a minimum of $20.0 million annually in advertising services over a 15-year period beginning with the date of the acquisition of Dex East on November 8, 2002. If Qwest purchases more than $20.0 million of advertising in any one year pursuant to such agreement, up to $5 million of the excess could be carried over to the subsequent year’s minimum advertising purchase requirement. Supplementally, Dex Media East and Dex Media West agreed to allocate the cash received under the take-or-pay arrangement at 42% and 58%, respectively. For the period from September 10 to December 31, 2003, Qwest purchased $2.3 million in advertising services from the Company under this arrangement.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Due from (to) Qwest and its affiliates

Amounts due from (to) Qwest and its affiliates in the accompanying consolidated financial statements include the following (in thousands):

	Company	Predecessor
	December 31, 2003	December 31, 2002
Accounts receivable purchased by Qwest LEC	$5,193	$37,427
Amounts due from Qwest and its affiliates	6,413	2,417
Amounts due to Qwest and its affiliates	(5,405)	(33,470)

(16) Related party transactions, other than Dex Media East

In connection with the Acquisition, the Company entered into a management consulting agreement with each of the Sponsors. Each agreement allows the Company access to the Sponsors’ expertise in areas such as corporate management, financial transactions, product strategy, investment, acquisitions and other matters that relate to the Company’s business, administration and policies. Each of the Sponsors will receive an annual advisory fee of $1.0 million for advisory, consulting and other services. These annual payments shall continue until the agreements are terminated. Pursuant to these management consulting agreements, the Company incurred $0.6 million in pro-rated annual advisory fees for the period from September 10 to December 31, 2003 and $40.2 million in aggregate one-time transaction fees on September 9, 2003.

As more fully described in Note 13(d), Dex Media entered into an agreement with Amdocs for the complete modernization of the Dex Media core production platform. WCAS, one of the Sponsors, is a shareholder of Amdocs.

On November 10, 2003, the Company’s indirect parent, Dex Media, issued $500.0 million of 8% Notes due 2013 and $389.0 million of 9% Discount Notes due 2013 for total proceeds of $750.2 million. The proceeds of $750.2 million were paid by Dex Media as a dividend to its parent. Such notes are expected to be serviced and repaid from dividends from the Company and its affiliate, Dex Media East, subject to the restrictions in their respective debt agreements.

Dex Media has entered into a two year network services agreement with SAVVIS Communications Corporation (“SAVVIS”), pursuant to which SAVVIS will provide network connections and other services to support the Company’s integrated production system and other systems. SAVVIS is an affiliate of WCAS, one of the Sponsors. The Company and Dex Media West expect to pay SAVVIS approximately $2.2 million, collectively, over the two-year term of the contract, although the Company has the option to purchase additional services for which the Company would pay SAVVIS additional fees.

(17) Merger-related expenses and impairment charges (Predecessor)

(a) Merger-related expenses

On June 30, 2000, Qwest completed its acquisition (the “Merger”) of US WEST, INC. US WEST, INC. was deemed the accounting acquiree and its historical financial statements, including those of its wholly owned subsidiaries, were carried forward as those of the newly combined company.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Merger, Qwest’s management undertook several activities to align the companies, eliminate redundancies and exit certain business activities. Certain of these actions affected Qwest Dex, principally the involuntary separation of 359 employees. Qwest and Qwest Dex considered only those costs that were incremental and directly related to the Merger to be “Merger-related.”

Dex West recorded Merger-related charges as follows (in thousands):

Predecessor
Year Ended December 31, 2001
Contractual settlements	$1,330
Severance and employee-related expenses	3,117
Rebranding	1,132

Total Merger-related expenses	$5,579

Contractual settlements were incurred to cancel various commitments no longer deemed necessary as a result of the Merger.

In connection with the Merger, Qwest Dex reduced employee levels by 359 people. These employees were terminated prior to December 31, 2001. Included in the above severance and employee-related expenses were costs associated with payments to employees who involuntarily left the business since the consummation of the Merger.

(b) Impairment charges

In December 2001, Qwest Dex reviewed all internal software projects in process. At that time, management decided that certain projects should no longer be pursued as other systems with greater long-term utility had become available. Because the projects were incomplete and abandoned, the fair value of such software was determined to be zero. Capitalized software costs related to Dex West of $8.9 million were written off in December 2001. The abandoned projects included a sales automation project as well as various system enhancements.

(18) Subsequent event

On February 11, 2004, the Company’s indirect parent, Dex Media, issued $361.0 million in Discount Notes due 2013 for gross proceeds of $250.5 million. The gross proceeds of $250.5 million were paid by Dex Media as a distribution to its parent. Such notes are expected to be serviced and repaid from distributions from the Company and its affiliate, Dex Media East, subject to any restrictions in their respective credit facilities.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Dollars in thousands)	As of September 30, 2004	As of December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$2,915	$4,658
Accounts receivable, net	62,721	53,114
Deferred directory costs	167,484	142,293
Current deferred taxes	3,396	3,876
Other current assets	6,664	5,461

Total current assets	243,180	209,402
Property, plant and equipment, net	50,492	38,016
Goodwill	2,193,401	2,198,586
Intangible assets, net	1,727,814	1,901,300
Deferred income taxes	15,483	13,778
Deferred financing costs	84,810	102,794
Other assets	1,785	2,955

Total Assets	$4,316,965	$4,466,831

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$18,569	$16,694
Amounts due to affiliate	25,812	28,554
Deferred revenue and customer deposits	129,869	68,232
Accrued interest payable	20,001	49,405
Current portion of long-term debt	77,243	20,178
Other accrued liabilities	5,222	6,113

Total current liabilities	276,716	189,176
Long-term debt	2,937,557	3,182,822
Amounts due to affiliate related to post-retirement and other post-employment obligations	40,337	35,519
Other liabilities	211	408

Total Liabilities	3,254,821	3,407,925

Commitments and contingencies (Note 9)
Accumulated deficit	(29,665)	(27,808)
Owner’s interest	1,091,809	1,086,714

Total Owner’s Equity	1,062,144	1,058,906

Total Liabilities and Owner’s Equity	$4,316,965	$4,466,831

See accompanying notes to condensed consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Company		Predecessor
(Dollars in thousands)	Three Months Ended September 30, 2004	Period from September 10, to September 30, 2003	Period from July 1 to September 9, 2003
Revenue	$221,696	$14,571	$172,739
Operating Expenses:
Cost of revenue	68,537	4,819	53,909
General and administrative expense	28,499	5,502	16,613
Bad debt expense	5,540	1,857	5,439
Termination of annual advisory fees	10,000	—	—
Depreciation and amortization expense	5,116	614	3,339
Amortization of intangibles	57,829	14,068	—

Total operating expenses	175,521	26,860	79,300

Operating income (loss)	46,175	(12,289)	93,439
Other (income) expense:
Interest income	(249)	(102)	(980)
Interest expense	54,439	16,580	48,476
Other expense	17	—	—

(Loss) income before taxes	(8,032)	(28,767)	45,943
Income tax (benefit) provision	(3,189)	(11,190)	17,336

Net (loss) income	$(4,843)	$(17,577)	$28,607

See accompanying notes to condensed consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Company		Predecessor
(Dollars in thousands)	Nine Months Ended September 30, 2004	Period from September 10, to September 30, 2003	Period from January 1 to September 9, 2003
Revenue	$645,979	$14,571	$630,160
Operating Expenses:
Cost of revenue	198,272	4,819	193,282
General and administrative expense	74,958	5,502	55,175
Bad debt expense	17,367	1,857	19,066
Termination of annual advisory fees	10,000	—	—
Depreciation and amortization expense	13,200	614	8,153
Amortization of intangibles	173,486	14,068	—

Total operating expenses	487,283	26,860	275,676

Operating income (loss)	158,696	(12,289)	354,484
Other (income) expense:
Interest income	(577)	(102)	(2,336)
Interest expense	162,338	16,580	113,627
Other expense	17	—	—

(Loss) income before taxes	(3,082)	(28,767)	243,193
Income tax (benefit) provision	(1,225)	(11,190)	91,441

Net (loss) income	$(1,857)	$(17,577)	$151,752

See accompanying notes to condensed consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Company		Predecessor
(Dollars in thousands)	Nine Months Ended September 30, 2004	Period from September 10 to September 30, 2003	Period from January 1 to September 9, 2003
Operating activities:
Net (loss) income	$(1,857)	$(17,577)	$151,752
Adjustments to net income:
Bad debt expense	17,367	1,857	19,066
Depreciation and amortization expense	13,200	614	8,153
Amortization of intangibles	173,486	14,068	—
Amortization of deferred financing costs	19,835	1,123	46,219
Stock option	443	—	—
Loss on disposition of investment	9	—	—
Deferred tax benefit	(1,225)	(11,190)	(1,570)
Contributions from Qwest in lieu of income taxes	—	—	79,412
Changes in operating assets and liabilities:
Accounts receivable	(26,974)	18,275	1,554
Deferred directory costs	(25,190)	(17,606)	3,577
Other current assets	(1,203)	(1,087)	(11,075)
Other long-term assets	1,161	2,947	—
Accounts payable and other liabilities	3,069	4,208	9,472
Accrued interest	(29,404)	14,428	6,680
Deferred revenue and customer deposits	61,638	46,284	(20,835)
Amounts due to affiliates	(2,742)	5,166	—
Amounts due to affiliates related to post-retirement and other post-employment obligations	4,818	372	—
Employee benefit plan obligations and other long-term liabilities	(197)	(383)	6,362

Cash provided by operating activities	206,234	61,499	298,767

Investing activities:
Acquisition of Dex West	5,185	(4,290,104)	—
Payment of acquisition costs	—	(54,391)	—
Expenditures for property, plant and equipment	(5,125)	(1,533)	(11,446)
Capitalized software development costs	(20,551)	(360)	(4,404)

Cash used for investing activities	(20,491)	(4,346,388)	(15,850)

Financing activities:
Proceeds from borrowings on revolving credit facility	23,000	—	—
Repayments of borrowings on revolving credit facility	(23,000)	—	—
Proceeds from issuance of long-term debt	—	3,378,000	—
Repayments on long-term debt	(188,200)	(80,000)	(750,000)
Payment of financing costs	(1,851)	(108,737)	—
Contribution from parent	20,052	1,122,000	—
Distribution to parent	(17,487)	—	—
Payment of debt commitment fee	—	(17,981)	—
Borrowings from affiliates	—	—	768,187
Dividends paid to Qwest	—	—	(189,118)

Cash (used for) provided by financing activities	(187,486)	4,293,282	(170,931)

Cash and cash equivalents:
(Decrease) Increase	(1,743)	8,393	111,986
Beginning balance	4,658	—	161,338

Ending balance	$2,915	$8,393	$273,324

See accompanying notes to condensed consolidated financial statements.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1) Description of business

(a) Dex Media initial public offering

On July 27, 2004, the Company’s indirect parent, Dex Media, Inc. (“Dex Media”) consummated its initial public offering of common stock (the “Offering”). Part of the proceeds related to the Offering were used to redeem $18.2 million of the Company’s senior subordinated notes on August 26, 2004 at a redemption price of 109.875% along with the accrued and unpaid interest. In connection with the Offering, the Company paid $5.0 million to each of the Sponsors (as defined below) to eliminate the $2.0 million annual advisory fee payable under its management consulting agreements.

(b) Acquisition

On August 19, 2002, Dex Holdings LLC (“Dex Holdings”), the parent of Dex Media both new entities formed by the private equity firms of The Carlyle Group and Welsh, Carson, Anderson & Stowe (“WCAS”) (together, the “Sponsors”), entered into concurrent purchase agreements (the “Dex East Purchase Agreement” and the “Dex West Purchase Agreement”) to purchase the business of Qwest Dex Holdings, Inc. and its wholly-owned subsidiary Qwest Dex, Inc. (together “Qwest Dex”) from Qwest Communications International Inc. (“Qwest”) in two separate phases.

In the first phase, consummated on November 8, 2002, Dex Holdings assigned its right to purchase the directory business in the Dex East States (as defined below) to Dex Media East LLC (“Dex Media East”), an indirect wholly-owned subsidiary of Dex Media. Dex Media East now operates the directory business in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota (the “Dex East States”). The total amount of consideration paid for Qwest Dex’s directory business in the Dex East States was $2.8 billion (excluding fees and acquisition costs).

In the second phase (the “Acquisition”), consummated on September 9, 2003, Qwest Dex contributed its remaining assets and liabilities relating to its directory business in the Dex West States (as defined below) to GPP LLC, a newly-formed limited liability company. Immediately following this contribution, Dex Media West LLC, (“Dex Media West” or the “Company”), an indirect wholly-owned subsidiary of Dex Media, purchased all of the interests in GPP LLC for $4.3 billion (excluding fees and acquisition costs). Immediately following such purchase, Dex Media West merged with GPP LLC. Dex Media West now operates the directory business acquired in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (the “Dex West States”). In conjunction with the acquisition, Dex West (as defined below) employees became employees of Dex Media West and were immediately transferred to Dex Media East. On January 1, 2004, all employees of Dex Media East were transferred to another indirect wholly-owned subsidiary of Dex Media, Dex Media Service LLC ( “Service Co.”).

(c) Predecessor business

The combined financial statements of the acquired business in the Dex West States prior to the September 9, 2003 acquisition date, referred to as “Dex West” or the “Predecessor,” represent a component of Qwest Dex and include the operating activities of Qwest Dex for the Dex West States.

(d) Operations

The Company is the exclusive official directory publisher for Qwest Corporation, Qwest’s local exchange carrier (“Qwest LEC”), in the Dex West States, which is the primary local exchange carrier in most service areas

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

within the Dex West States. As a result, the Company is the largest telephone directory publisher of white and yellow pages directories to businesses and residents in the Dex West States. The Company provides directory and Internet solutions to local and national advertisers. Virtually all of the Company’s revenue is derived from the sale of advertising in its various directories. Published directories are distributed to businesses and residents in the Dex West States through third-party vendors.

(2) Basis of presentation

(a) The Company

The accompanying condensed consolidated interim financial statements are unaudited. In compliance with the instructions of the Securities and Exchange Commission (the “SEC”) for interim financial statements, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. In management’s opinion, the condensed consolidated financial statements reflect all adjustments (which consist of normal recurring adjustments) necessary to fairly present the condensed consolidated statements of financial position as of September 30, 2004 and December 31, 2003, the condensed consolidated statements of operations for the three months and nine months ended September 30, 2004, for the periods from September 10 to September 30, 2003, from July 1 to September 9, 2003 and the period from January 1 to September 9, 2003 and the condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and for the periods from September 10 to September 30, 2003 and from January 1 to September 9, 2003. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the Predecessor as of December 31, 2003 and 2002 and for the periods from September 10 to December 31, 2003 and from January 1 to September 9, 2003, and for the years ended December 31, 2002 and 2001 included in the Company’s Form S-4 Amendment No. 2 as filed with the SEC. The condensed consolidated statements of operations for the three months and nine months ended September 30, 2004 are not necessarily indicative of the results expected for the full year.

The accompanying condensed consolidated statements of financial position of the Company as of September 30, 2004 and December 30, 2003, the condensed consolidated statements of operations for the three months and nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, include all material adjustments required under purchase accounting.

Dex West is considered the Predecessor to the Company. As such, the historical financial statements of Dex West are included in the accompanying condensed consolidated financial statements, including the statements of operations for the periods from July 1 to September 9, 2003 and from January 1 to September 9, 2003, and the combined statement of cash flows for the period from January 1 to September 9, 2003 (together, the “Predecessor Financial Statements”). The Predecessor Financial Statements have not been adjusted to give effect to the Acquisition. As such, the condensed consolidated financial statements of the Company after the Acquisition are not comparable to the Predecessor Financial Statements prior to the Acquisition.

(b) The Predecessor

The accompanying combined financial statements of the Predecessor include the activities of Qwest Dex for business conducted in the Dex West States. Because of Dex West’s relationship with Qwest Dex as well as

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Qwest and its other affiliates, the revenue and expenses are not necessarily indicative of what they would have been had Dex West operated without the shared resources of Qwest and its affiliates. Accordingly, these combined financial statements are not necessarily indicative of future results of operations.

(c) Reclassifications

Certain prior period amounts have been reclassified to conform to the 2004 presentation.

(3) Summary of significant accounting policies

(a) Principles of consolidation

The condensed consolidated financial statements include the financial statements of Dex Media West and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in these consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

(c) Revenue recognition

The sale of advertising in printed directories published by the Company and the Predecessor is the primary source of revenue. Revenue is recognized ratably over the life of each directory using the deferral and amortization method of accounting, with revenue recognition commencing in the month of delivery. The Company and the Predecessor publish white and yellow pages directories primarily with 12-month lives. From time to time, the Company may choose to change the publication of certain directories in order to more efficiently manage work and account flow. The lives of the effected directories will primarily be 12 months thereafter. Such extensions did not have a significant impact on the Company’s results of operations for the three months and nine months ended September 30, 2004 and they are not expected to have a material effect on revenue or cost of revenue in future periods under the deferral and amortization method of accounting. The Company published 27 and 96 directories for the three months and nine months ended September 30, 2004, respectively.

The Company enters into transactions where the Company’s products and services are promoted by a third party and, in exchange, the Company carries the party’s advertisement. The Company accounts for these transactions in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions.” Revenue and expense related to such transactions are classified in the consolidated statements of operations consistently with similar items sold or purchased for cash. Such barter transactions were not significant to the Company’s financial results for the three months and nine months ended September 30, 2004 and the period from September 10 to September 30, 2003.

In certain cases, the Company enters into agreements with accounts that involve the delivery of more than one product or service. Revenue for such arrangements is allocated in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(d) Cost of revenue

The Company and the Predecessor account for cost of revenue under the deferral and amortization method of accounting. Accordingly, the cost of revenue recognized in a reporting period consists of (1) costs incurred in that period and recognized in that period, principally sales salaries and wages, (2) costs incurred in a prior period, a portion of which is amortized and recognized in the current period and, (3) costs incurred in the current period, a portion of which is amortized and recognized in that period and the balance of which is deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the costs incurred in the given period, which may be significant.

Costs incurred in the current period and subject to deferral include direct costs associated with the publication of directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee and systems support costs relating to each of the foregoing. Sales commissions include commissions paid to employees for sales to local advertisers and to third party certified marketing representatives, which act as the Company’s channel to national advertisers. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of delivery.

(e) Stock-based compensation

Company. The Company accounts for the Stock Option Plan of Dex Media, Inc. and the Dex Media, Inc. 2004 Incentive Award Plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Had the Company accounted for employee stock option grants under the fair value method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the pro forma results of the Company for the three months and nine months ended September 30, 2004 and the period from September 10 to September 30, 2003 would have been as follows (in thousands):

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004	Period from September 10 to September 30, 2003
Net Loss:
As reported	$(4,843)	$(1,857)	$(17,577)
Pro forma	(4,912)	(2,052)	(17,594)

Predecessor. Had the Predecessor accounted for Qwest employee stock option grants under the fair value method prescribed by SFAS No. 123, the pro forma net income of Dex West for the periods from July 1 to September 9, 2003 and from January 1 to September 9, 2003 would have been as follows (in thousands):

	Period from July 1 to September 9, 2003	Period from January 1 to September 9, 2003
Net Income:
As reported	$28,607	$151,752
Pro forma	28,340	150,865

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(f) Income tax provision

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting bases of assets and liabilities and their tax bases at each year end. Deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for future income tax rate changes in the year the changes are enacted. Deferred tax assets are recognized for operating losses and tax credit carry forwards if management believes, based upon existing evidence, that it is more likely than not that the carry forward will be utilized. All deferred tax assets are reviewed for realizability and valuation allowances are recorded if it is more likely than not that the deferred tax assets will not be realized.

(4) Goodwill and intangible assets

During the nine months ended September 30, 2004, goodwill was decreased by the following purchase accounting adjustment (in thousands):

Balance at December 31, 2003	$2,198,586
Working capital adjustment	(5,185)

Balance at September 30, 2004	$2,193,401

The initial purchase price and fair value estimates recorded upon the September 9, 2003 Acquisition were adjusted upon settlement of the working capital adjustment with the seller in 2004 pursuant to the provisions of the Dex West Purchase Agreement.

The gross carrying amount and accumulated amortization of other intangible assets and their estimated useful lives are as follows (dollars in thousands):

	As of September 30, 2004
Intangible Assets	Gross Carrying Value	Accumulated Amortization	Net Book Value	Life
Account relationships — local	$890,000	$(184,489)	$705,511	20 years	(1)
Account relationships — national	252,000	(36,582)	215,418	25 years	(1)
Non-compete/publishing agreements	359,000	(9,729)	349,271	39 years
Dex Trademark	385,000	—	385,000	Indefinite
Qwest Dex Trademark agreement	65,000	(16,441)	48,559	4 years
Advertising agreements	26,000	(1,945)	24,055	14 years

Totals	$1,977,000	$(249,186)	$1,727,814

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	As of December 31, 2003
Intangible Assets	Gross Carrying Value	Accumulated Amortization	Net Book Value	Life
Account relationships — local	$890,000	$(56,411)	$833,589	20 years	(1)
Account relationships — national	252,000	(11,023)	240,977	25 years	(1)
Non-compete/publishing agreements	359,000	(2,860)	356,140	39 years
Dex Trademark	385,000	—	385,000	Indefinite
Qwest Dex Trademark agreement	65,000	(4,834)	60,166	4 years
Advertising agreements	26,000	(572)	25,428	14 years

Totals	$1,977,000	$(75,700)	$1,901,300

(1)	Amortization is calculated using a declining method in relation to estimated retention lives of acquired accounts.

(5) Long-term debt

Long-term debt is comprised of the following (in thousands, in descending order of right of payment):

	September 30, 2004	December 31, 2003
Notes payable to banks, Tranche A term loan, bearing interest at adjusted London Interbank Offer Rates (“LIBOR”) plus the current applicable interest spread of 2.0% (weighted average of 3.74% at September 30, 2004)	$830,222	$905,778
Notes payable to banks, Tranche B term loan, bearing interest at adjusted LIBOR plus the current applicable interest spread of 2.25% (weighted average of 3.96% at September 30, 2004)	1,037,778	1,132,222
Unsecured senior notes, due August 2010, bearing interest at 8.5%	385,000	385,000
Unsecured senior subordinated notes, due August 2013, bearing interest at 9.875%	761,800	780,000

	3,014,800	3,203,000
Less: current portion of long-term debt	(77,243)	(20,178)

	$2,937,557	$3,182,822

A portion of the net proceeds from the Offering was used to redeem $18.2 million of the Company’s senior subordinated notes at a redemption price of 109.875% plus accrued and unpaid interest on August 26, 2004.

As of September 30, 2004, there were no borrowings under the revolving credit facility. The Company paid interest and fees on the bank facility, senior notes and senior subordinated notes of $170.1 million and $0.9 million during the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, respectively. Included in interest and fees paid in 2004 were $1.8 million of early redemption premiums paid to redeem a portion of our senior subordinated notes and the accelerated payment of less than $0.1 million accrued interest on those notes. The premium and interest were paid with a portion of the net proceeds from the Offering. As of September 30, 2004, the Company was in compliance with all debt covenants under its credit facilities.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In connection with the amendment and restatement of our Credit Agreement, the applicable margins on the revolving credit facility, Tranche A term loan and Tranche B term loan have been reduced. The commitment fee on the unused portion of the revolving credit facility has been reduced to 0.375% from 0.5%. The reductions have been effective since June 11, 2004.

As discussed in Note 1(a), a portion of the net proceeds from the Offering was used to redeem $18.2 million of the Company’s senior subordinated notes at a redemption price of 109.875% plus accrued and unpaid interest.

(6) Short-term borrowings

In September 2002, Qwest Dex, Inc. issued to the Predecessor $750.0 million in debt with a two-year maturity. The loan consisted of a fixed interest rate component, at a rate of 14% per annum, and a floating interest rate component, at LIBOR plus 11.50%. The loan was guaranteed by Qwest Dex Holdings, Inc. and Qwest Services Corporation (“QSC”), and the obligations were secured by a first priority pledge of the stock of Qwest Dex, a first priority pledge of substantially all of the assets of Qwest Dex and a second priority pledge of the stock of Qwest LEC, a wholly owned subsidiary of Qwest. The loan agreement included certain financial covenants, including an interest coverage ratio based on earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense with a minimum ratio of 4.75:1 and a debt to EBITDA ratio of 1.75:1 and other covenants limiting Dex’s ability to incur additional debt or liens, pay dividends and make investments. Upon the completion of the sale of Dex West, the entire $750.0 million debt balance was repaid. The Predecessor paid interest of $67.4 million for the period from January 1 to September 9, 2003.

In addition, Qwest granted a second priority pledge of the stock of Qwest Dex Holdings, Inc. and Qwest Dex, Inc. and certain assets of Qwest Dex, Inc. to its banks in connection with an amendment of its credit facility. Qwest Dex, Inc. and Qwest Dex Holdings, Inc. were guarantors of the credit facility. The amount of the guarantee was limited to the maximum amount outstanding under the loan. The credit facility, as amended, included several restrictive covenants which, among other things, limited Qwest’s ability to incur additional debt or liens; pay dividends; repurchase Qwest’s common stock; sell, lease, transfer or dispose of assets; make investments; and merge with another company.

(7) Stock based awards

On November 8, 2002, Dex Media adopted the Stock Option Plan of Dex Media, Inc. (the “2002 Plan”) that permits the grant of nonqualified and incentive stock options to its employees, consultants and independent directors or those of its wholly-owned subsidiaries. Effective May 2004, Dex Media adopted the Dex Media, Inc. 2004 Incentive Award Plan (the “2004 Plan”). The 2004 Plan provides for a variety of stock-based awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance-based awards and other stock-based awards. Effective with the adoption of the 2004 Plan, Dex Media discontinued grants under the 2002 Plan while the 5,066,540 options outstanding under the 2002 Plan remain outstanding pursuant to the terms of that plan. Upon adoption of the 2004 Plan, 210,110 shares available for issuance under the 2002 Plan became available for issuance under the 2004 Plan. As of September 30, 2004, the number of shares available for issuance under the 2004 Plan was 1,210,110 with 12,500 shares issued under a restricted stock award and 1,197,610 shares available for issuance pursuant to future awards.

The Compensation Committee of Dex Media determines the terms for each award. Generally, all outstanding stock options have an exercise price that is equal to the estimated fair value of the common stock on

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

the date the stock option was granted, however, in certain instances stock options have been granted with an exercise price below the estimated fair value of the common stock on the date of grant. All outstanding options have a term of ten years. Outstanding options vest in two segments. Subject to the optionee’s continued employment with the Company, (1) 25% of the options granted will vest in equal annual installments of 5% each on each December 31 beginning in the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after; and (2) 75% of the options granted will vest on the eighth anniversary of the grant date; however, an installment equal to 15% of the options granted shall become vested following each of the fiscal years beginning the year of grant or the following year, depending upon when during the calendar year the options are granted, and ending five years after if certain EBITDA targets are met with respect to each year. All shares issued under the restricted stock awards are subject to restriction on sale and transfer of the shares. These restrictions lapse on one-third of the shares granted on each of the first three anniversary dates of the grant, provided that the recipient is still an employee or director of the Company.

On November 3, 2003, Dex Media declared a distribution to Dex Holdings of $750.2 million. As a result of the distribution and as provided under the 2002 Plan, Dex Media adjusted the exercise price of all outstanding options to $6.00, effective November 10, 2003. On January 28, 2004, Dex Media declared another distribution to its parent of $250.5 million. As a result of the distribution and as allowed under the 2002 Plan, Dex Media adjusted the exercise price of outstanding options to $4.64 and increased the number of outstanding options by 9.3587%, effective March 3, 2004. As the aggregate intrinsic value of the awards immediately after the changes in exercise price was not greater than the aggregate intrinsic value of the awards immediately prior to the changes in exercise price, and as the ratio of the exercise price per share to the market price per share was not reduced, the adjustments to the exercise price of the options did not result in any accounting recognition in the Company’s consolidated statements of operations in accordance with APB Opinion No. 25 and FASB Interpretation No. (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation.”

Predecessor. Employees of the Predecessor participated in the Qwest employee stock incentive plans. The Qwest stock incentive plans were accounted for using the intrinsic value method of APB Opinion No. 25 under which no compensation expense is recognized for options granted to employees when the strike price of those options equals or exceeds the value of the underlying security on the measurement date. Generally, options granted to current Dex Media West employees under this plan expired 90 days after the Acquisition.

(8) Pension and other post-retirement benefits

(a) General description

Company. Effective November 8, 2002, Dex Media adopted a pension plan and effective December 1, 2002, Dex Media adopted a post-retirement benefit plan providing retiree healthcare (together, the “Dex Media Plans”) with features similar to the Qwest plans described below. All individuals who became employees of Dex Media in connection with the Acquisition and who previously participated in the Qwest plans now participate in the Dex Media Plans. Employees of Qwest Dex who retired prior to the date of the Acquisition became retirees of Qwest and as such receive benefits under the Qwest plans. Dex Media has filed for a determination letter with the IRS for its pension plan.

Pension costs and other post-retirement costs are recognized over the periods in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Dex Media’s funding policy is to make contributions with the objective of accumulating sufficient assets to pay all

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

benefits when due. No pension funding was required for Dex Media for the three months and nine months ended September 30, 2004 and the period from September 10 to September 30, 2003. The post-retirement benefit plan is pay-as-you go and is funded out of Dex Media’s operating cash as the costs are incurred. No other post-retirement benefit funding was required for Dex Media for the three months and nine months ended September 30, 2004 and the period from September 10 to September 30, 2003.

On September 9, 2003, Dex West employees became employees of Dex Media East. Effective January 1, 2004, all employees of Dex Media East were transferred to Service Co. As such, all employee-related liabilities, including pension and other post-retirement obligations, are now included in Service Co.’s liabilities. The Company records an affiliate payable for the portion of the liability associated with the employees who provide services to Dex Media West. Under the Shared Services and Employees Agreement dated September 9, 2003, costs related to employees providing services entirely for Dex Media West are allocated 100% to Dex Media West. Shared employee costs are allocated and charged to Dex Media West based upon Dex Media West’s proportional share of consolidated Dex Media revenue.

Predecessor. Qwest Dex employees participated in the Qwest pension, other post-retirement and other post-employment benefit plans. The amounts contributed by Qwest Dex to these plans were not segregated or restricted to pay amounts due to Qwest Dex employees and could be used to provide benefits to other employees of Qwest or its affiliates. The cost of pension and post-retirement health care and life insurance benefits and required contributions were apportioned to Qwest Dex based upon demographic information provided by the plan administrator.

The noncontributory defined benefit pension plan included substantially all management and occupational (union) employees. Post-retirement healthcare and life insurance plans provided medical, dental, and life insurance benefits for certain retirees. Qwest also provided post-employment benefits to certain former employees.

Pension credits and other post-retirement costs are recognized over the period in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Qwest’s funding policy was to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required for Qwest or Qwest Dex for the periods from July 1 to September 9, 2003 or from January 1 to September 9, 2003 and neither Qwest nor Qwest Dex made any contributions to the other post-retirement benefit plan for the periods from July 1 to September 9, 2003 and from January 1 to September 9, 2003.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(b) Components of net periodic benefit cost

The components of net periodic benefit cost for the Company and the Predecessor are as follows (in thousands):

	Company				Predecessor
	Three Months Ended September 30, 2004		Period from September 10 to September 30, 2003		Period from July 1 to September 9, 2003
	Pension Benefit	Post- Retirement Benefits	Pension Benefit	Post- Retirement Benefits	Pension Benefit	Post- Retirement Benefits
Service cost	$1,471	$343	$264	$52	$585	$73
Interest cost	1,713	414	338	90	2,060	1,328
Expected return on plan assets	(2,184)	—	(391)	—	(2,943)	(463)
Amortization of prior service cost	—	(57)	—	—	—	(61)
Amortization of transition asset	—	—	—	—	(244)	—
Amortization of net loss	—	—	—	—	—	341

Net periodic benefit cost	$1,000	$700	$211	$142	$(542)	$1,218

	Company				Predecessor
	Nine Months Ended September 30, 2004		Period from September 10 to September 30, 2003		Period from January 1 to September 9, 2003
	Pension Benefit	Post- Retirement Benefits	Pension Benefit	Post- Retirement Benefits	Pension Benefit	Post- Retirement Benefits
Service cost	$4,413	$1,029	$264	$52	$2,111	$253
Interest cost	5,139	1,242	338	90	7,434	4,612
Expected return on plan assets	(6,552)	—	(391)	—	(10,621)	(1,607)
Amortization of prior service cost	—	(171)	—	—	—	(211)
Amortization of transition asset	—	—	—	—	(880)	—
Amortization of net loss	—	—	—	—	—	1,183

Net periodic benefit cost	$3,000	$2,100	$211	$142	$(1,956)	$4,230

(9) Commitments and contingencies

(a) Litigation

The Company is involved, from time to time, in litigation arising in the normal course of business. The outcome of this litigation is not expected to have a material adverse impact on the Company.

(b) Planned work force reduction

In September of 2004, the Company announced a planned work force reduction primarily due to efficiencies gained by the replacement of our core production platform with technology from Amdocs. Accordingly, the Company accrued $4.7 million of severance costs in the third quarter of 2004.

DEX MEDIA WEST LLC

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF DEX MEDIA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(10) Transactions with affiliates

As also described in Notes 1(b) and 8(a), upon consummation of the acquisition of Dex West on September 9, 2003, all Dex West employees transferred to Dex Media West became legal employees of Dex Media East. Effective January 1, 2004, all employees of Dex Media East were transferred to Service Co. As such, all employee-related liabilities, including pension and other post-retirement obligations, are now included in Service Co.’s liabilities, with an offsetting asset recorded as an affiliate receivable. Dex Media West is charged and carries an affiliate payable for the portion of the liability associated with employees providing services to Dex Media West. Pursuant to the Shared Services and Employees Agreement dated September 9, 2003, costs related to employees providing services entirely for Dex Media West are allocated 100% to Dex Media West. Shared employee costs are allocated and charged to Dex Media West based upon Dex Media West’s proportional share of consolidated Dex Media revenue. All cash related affiliate balances are settled at least monthly.

(11) Related party transactions, other than affiliates

In connection with the Acquisition, the Company entered into a management consulting agreement with each of the Sponsors. Each agreement allows the Company access to the Sponsors’ expertise in areas such as corporate management, financial transactions, product strategy, investment, acquisitions and other matters that relate to the Company’s business, administration and policies. Each of the two Sponsors received an annual advisory fee of $1.0 million for advisory, consulting and other services. Pursuant to these management consulting agreements, the Company incurred $1.0 million and $0.1 million for the nine months ended September 30, 2004 and the period from September 10 to September 30, 2003, respectively. The annual advisory fees payable under the agreements were terminated in conjunction with Dex Media’s Offering for a one-time fee of $5.0 million paid to each of the two Sponsors. The Sponsors maintain the right to act as the Company’s financial advisor or investment banker in connection with any merger, acquisition, disposition, finance or the like in return for additional reasonable compensation and expenses as may be agreed upon by the parties.

Dex Media has entered into a two year network services agreement with SAVVIS Communications Corporation (“SAVVIS”), pursuant to which SAVVIS will provide network connections and other services to support the Company’s integrated production system and other systems. SAVVIS is an affiliate of WCAS. The Company and Dex Media East expect to pay SAVVIS approximately $2.2 million, collectively, over the two-year term of the contract, although the Company has the option to purchase additional services for which the Company would pay SAVVIS additional fees. As of September 30, 2004, approximately $1.2 million was not yet incurred under the contract.

(12) Subsequent event

(a) Interest rate swaps

In October 2004, the Company entered into four fixed interest rate swaps to hedge against the effects of increases in the interest rates associated with floating debt on its credit facilities. The interest rate swaps have an aggregate notional amount of $300 million, with applicable preset monthly fixed rates ranging from 1.901% to 3.61%. The interest rate swaps will expire in October 2006.

(b) Bond offering

On November 10, 2004, the Company announced an offering of $300.0 million senior notes due 2011, at a rate of 5 7/8%. The gross proceeds will be primarily used to pay down a portion of the Company’s bank facilities.

DEX MEDIA WEST LLC

DEX MEDIA WEST FINANCE CO.

OFFER TO EXCHANGE

$300,000,000 principal amount of their 5 7/8% Series B Senior Notes due 2011,

which have been registered under the Securities Act,

for any and all of their outstanding 5 7/8% Series A Senior Notes due 2011

PROSPECTUS

February 4, 2005